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INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(1)
Registration No. 333-161734

63,000,000 Shares

Cobalt International Energy, Inc.

Common Stock

        This is an initial public offering of shares of common stock of Cobalt International Energy, Inc. Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "CIE."

        The underwriters have an option to purchase a maximum of 9,450,000 additional shares of common stock from us to cover over-allotments of shares. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

        Investing in our common stock involves risks. See "Risk Factors" on page 20.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$13.50	$0.5805	$12.9195
Total	$850,500,000	$36,571,500	$813,928,500

        Delivery of the shares of common stock will be made on or about December 21, 2009.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	J.P. Morgan

Morgan Stanley	Tudor, Pickering, Holt & Co.	UBS Investment Bank

Deutsche Bank Securities
RBC Capital Markets
Howard Weil Incorporated
FBR Capital Markets
Thomas Weisel Partners LLC
Natixis Bleichroeder LLC
Capital One Southcoast

The date of this prospectus is December 15, 2009

Cobalt's U.S. Gulf of Mexico Assets

Cobalt's Angola Assets	Cobalt's Gabon Assets

        You should rely only on the information contained in this document and any free writing prospectus we provide to you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until January 9, 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in this prospectus, before investing. Unless otherwise stated in this prospectus, references to "Cobalt," "we," "us" or "our company" refer to Cobalt International Energy, L.P. and its subsidiaries prior to the completion of our corporate reorganization, and Cobalt International Energy, Inc. and its subsidiaries as of the completion of our corporate reorganization and thereafter. Although we believe that the estimates and projections included in this prospectus are based on reasonable assumptions, investors should be aware that these estimates and projections are subject to many risks and uncertainties as described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option. We have provided definitions for some of the industry terms used in this prospectus in the "Glossary of Selected Oil and Gas Terms" beginning on page 153.

Overview

        We are an independent, oil-focused exploration and production company with a world-class below salt prospect inventory in the deepwater of the U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. We were formed in late 2005 by experienced industry executives and private equity investors who believed that a team of veteran explorationists, equipped with industry-leading data, newly available seismic technologies, industry contacts and adequate funding, could acquire a deepwater prospect inventory that would rival the supermajor oil companies. After considering numerous global oil-producing regions in which to focus our exploration and development efforts, we selected the deepwater U.S. Gulf of Mexico and offshore Angola and Gabon due to the largely unrealized hydrocarbon potential offered by below salt horizons within these regions. We believe that we have been successful in assembling such an inventory and that our asset portfolio would be very difficult to replicate. In addition, we believe that we are now well-positioned, through our prospect maturation efforts, commencement of an active drilling program and long-term strategic alliances with key industry participants, to unlock the potential of and de-risk our prospects on an accelerated basis, which we believe will create significant shareholder value. Prior to joining Cobalt, our management and technical teams collectively played a significant role in the exploration and development of approximately 8 billion barrels of oil-equivalent ("Bboe") of proved plus probable reserves in the deepwater U.S. Gulf of Mexico, out of an industry total of approximately 17 Bboe of such reserves developed in the last 28 years.

        Through our highly targeted leasing strategy, which was the result of an in-depth, multi-year study of potential regional hydrocarbon accumulations within the deepwater U.S. Gulf of Mexico and select regions offshore West Africa, we have established a portfolio of 132 identified, well-defined prospects, comprised of 47 prospects located in the deepwater U.S. Gulf of Mexico and 85 prospects located in Blocks 9 and 21 offshore Angola and the "Diaba" Block offshore Gabon. All of our prospects are oil-focused. In February 2009, the first two deepwater U.S. Gulf of Mexico wells in which we participated, which we refer to as the "Heidelberg #1" well and the "Shenandoah #1" well, encountered substantial hydrocarbon accumulations. In April 2009, we entered into an alliance with TOTAL E&P USA, INC. ("TOTAL") and a partnership with the national oil company of Angola, Sociedade Nacional de Combustíveis de Angola, Empresa Pública ("Sonangol"). We believe these transactions represent positive independent assessments and validation of the quality of our asset inventory, the extent of our technical and operational expertise and the ability of our management to structure globally significant transactions.

        Our prospect inventory as of June 30, 2009 is summarized in the table below:

	Identified Prospects(1)	Identified Prospects on which an Initial Exploratory Well is Expected to be Spud by End of 2012(1)
U.S. Gulf of Mexico
Miocene
Tahiti Basin	3	3
Adjacent Miocene(2)	22	6
Inboard Lower Tertiary(2)(3)	22	5

U.S. Gulf of Mexico subtotal	47	14
West Africa
Angola(4)	46	6
Gabon	39	2

West Africa subtotal	85	8

Total Portfolio	132	22

    (1)
    See "Risk Factors—We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all," "Risk Factors—Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling," and "Business—How We Identify and Analyze Prospects."

    (2)
    Three of our prospects (Ardennes, Racer and Percheron) have both Miocene and Lower Tertiary objectives. These three prospects are shown under the Adjacent Miocene trend in this table.

    (3)
    What we refer to as the "inboard" Lower Tertiary is an emerging trend located to the northwest of existing "outboard" Lower Tertiary fields such as St. Malo, Jack and Cascade. Based on the drilling results of Shenandoah #1, we believe that discoveries in the inboard Lower Tertiary will exhibit meaningfully better reservoir characteristics than had previously been encountered by the industry in the outboard Lower Tertiary.

    (4)
    We have contractual rights with respect to Blocks 9, 21 and one additional block offshore Angola. We anticipate licenses to explore for, develop and produce oil will be issued to us only with respect to Blocks 9 and 21 shortly. Therefore, this table excludes the additional block. If these licenses are not issued, we may not be able to enforce any contractual rights we have in Blocks 9 and 21 against Sonangol and will not be able to commence exploration, development or production operations on these blocks. Further, if the licenses are issued to us later than we expect, we may not be able to meet our expected spud dates. See "Risk Factors—We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangol."

Recent Events

        On February 2, 2009, we announced that the Heidelberg #1 well had encountered more than 200 feet of net pay thickness in the Miocene horizons. Located in approximately 5,200 feet of water in Green Canyon 859 within the Tahiti Basin Miocene trend (an area of the U.S. Gulf of Mexico Miocene trend which we describe under the heading, "Industry—U.S. Gulf of Mexico" herein), this well was drilled to approximately 30,000 feet. Anadarko Petroleum Corporation ("Anadarko") operates the block and we hold a 9.375% working interest. We purchased our interest in Green Canyon 859 and 903 (the

"Heidelberg" blocks) from an existing owner in May 2008 after we successfully acquired 100% of the working interest in the adjacent blocks of Green Canyon 813, 814 and 858 (the "Ligurian" blocks) in the 2008 U.S. Minerals Management Service ("MMS") Central Gulf of Mexico Lease Sale. We believe that the majority of the prospect that Heidelberg #1 tested (the "Ligurian/Heidelberg" prospect) falls on our Ligurian blocks. The success of Heidelberg #1 is particularly meaningful since we believe it supports our view of the reservoir quality and the overall size of the Ligurian/Heidelberg prospect. Including Heidelberg #1, the Tahiti Basin Miocene trend has an 88% subsalt commercial drilling success rate of exploratory wells, an additional positive indicator for the potential commercial viability of our near-term Tahiti Basin Miocene trend exploratory wells targeting the "Criollo" and "Firefox" prospects. On July 16, 2009, we commenced drilling, or "spud," our first operated well, which we refer to as "Ligurian #1," on Green Canyon 858 to target the upper- and middle-Miocene horizons. On October 28, 2009, we and our partners decided to temporarily cease drilling operations on Ligurian #1 having encountered operational difficulties when drilling below salt through an unforeseen geologic formation before reaching total depth or testing the targeted horizons. We did encounter oil in the wellbore above the targeted horizons, but believe further drilling operations will be required to adequately test the prospect. We are currently evaluating the significant amount of new information that we have gathered from Ligurian #1 and we will continue to reprocess our seismic data based on this new information, which is scheduled for completion in January 2010. This evaluation should allow us to better image the Ligurian/Heidelberg prospect so that we can map and select the optimal well location to further test the prospect, either by sidetracking the current well or by drilling a new well in another location, or both. We anticipate that we should be in a position to recommence drilling the Ligurian/Heidelberg prospect in 2010. In addition, Anadarko is scheduled to drill an appraisal well in late December 2009 on Green Canyon 903, which we refer to as "Heidelberg #2," which will target Miocene horizons.

        On February 4, 2009, we announced that the Shenandoah #1 well had been drilled into Lower Tertiary horizons. Anadarko, as operator, has stated that this well encountered approximately 300 feet of net pay thickness. This well, located in approximately 5,750 feet of water in Walker Ridge 52, was drilled to approximately 30,000 feet. Anadarko operates the block and we hold a 20% working interest. We strategically purchased our interest in Shenandoah #1 to test our hypothesis that targeting the previously undrilled inboard Lower Tertiary, which we regard as an emerging trend located to the northwest of existing outboard Lower Tertiary fields such as St. Malo, Jack and Cascade, would lead to discoveries that exhibit meaningfully better reservoir characteristics than had previously been encountered by the industry in the outboard Lower Tertiary. We believe the successful results of the Shenandoah #1 well support our hypothesis. To date, we have identified 22 inboard Lower Tertiary prospects on our acreage, including the "Aegean," "North Platte" and "Catalan" prospects, all three of which are expected to be spud during 2010 and 2011.

        On April 6, 2009, we announced a long-term alliance with TOTAL in which, through a series of transactions, we combined our respective U.S. Gulf of Mexico exploratory lease inventory (which excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by TOTAL in the U.S. Gulf of Mexico) through the exchange of a 40% interest in our leases for a 60% interest in TOTAL's leases, resulting in a current combined alliance portfolio covering 216 blocks. We will act as operator on behalf of the alliance through the exploration and appraisal phases of development. As part of the alliance, TOTAL committed, among other things, to (i) provide a 5th generation deepwater rig to drill a mandatory five-well program on existing Cobalt-operated blocks, (ii) pay up to $300 million to carry a substantial share of Cobalt's costs with respect to this five-well program (above the amounts TOTAL has agreed to pay as owner of a 40% interest), (iii) pay an initial amount of approximately $280 million primarily as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements, (iv) pay 40% of the general and administrative costs relating to our operations in the U.S. Gulf of Mexico during the 10-year alliance term, and (v) award us up to $180 million based on the success of the alliance's initial five-well program, in all cases subject to certain conditions and limitations. Additionally, as part of the alliance, we formed a U.S. Gulf of Mexico-wide area of mutual interest with TOTAL, whereby each party has the right to participate in any oil and natural gas lease interest acquired by the other party within this area. Pursuant to its alliance commitments, TOTAL delivered the Transocean Development Driller I ("Transocean DD-I") rig on July 7, 2009. The first program well, Ligurian #1, was drilled using the Transocean DD-I rig and the rig is on location and is currently drilling the second program well testing the Criollo prospect, having been recently repositioned from Ligurian #1.

        On April 22, 2009, we announced a partnership with Sonangol, pursuant to an agreement we had entered into with Sonangol immediately following the 2008 MMS Central Gulf of Mexico Lease Sale, whereby they acquired a 25% non-operated interest of our pre-TOTAL alliance interests in 11 of our U.S. Gulf of Mexico leases. The price Sonangol paid us for this interest was calculated using the price we paid for these leases plus $10 million to cover our historical seismic and exploration costs. Additionally, as part of the partnership, we formed an area of mutual interest with Sonangol covering a subset of the U.S. Gulf of Mexico, whereby each party has the right to participate in any oil and natural gas lease interest acquired by the other party within this area. This transaction is notable as it represents Sonangol's initial entry into the North American exploration and production ("E&P") sector.

        On June 11, 2009, the Council of Ministers of Angola published Decree Law No. 15/09 and Decree Law No. 14/09 which granted the mining rights for the prospecting, exploration, development and production of hydrocarbons on Blocks 9 and 21 offshore Angola, respectively, to Sonangol, as the national concessionaire, and appointed Cobalt as the operator of Blocks 9 and 21. Pursuant to these Decrees Laws, in October 2009, we completed negotiations with Sonangol and initialed the finalized Risk Services Agreements ("RSAs") for Blocks 9 and 21 offshore Angola. We expect to officially enter into these RSAs with Sonangol as part of a signing ceremony that will take place in Angola as required by Angolan law at which time the RSAs will become effective. These RSAs form the basis of our exploration, development and production operations on these blocks. Their execution is a key milestone that allows for the commencement of our offshore Angola drilling program, currently planned to commence in 2010. Cobalt will be the operator of all exploration and development efforts on these blocks. If these RSAs do not become effective, we will not be able to commence exploration, development and production operations on these blocks. See "Risk Factors— We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangol."

        On November 20, 2009, we entered into a like-kind exchange agreement with BHP Billiton ("BHP") in which we agreed to assign to BHP, subject to MMS approval, all of our working interests in Green Canyon 105 and 149, which constitute our Exmoor prospect, and Green Canyon 187, 231 and 233, which constitute one of our additional Adjacent Miocene prospects, in exchange for a 60% working interest in Garden Banks 1004 and Keathley Canyon 35 and 36, which constitute a portion of our South Platte prospect.

        We have entered into a two-year drilling contract with a subsidiary of ENSCO International Incorporated ("ENSCO"), which may be extended to up to four years at our option, for the use of the ENSCO 8503 deepwater 5th generation semi-submersible drilling rig in our exploration and development efforts in the U.S. Gulf of Mexico. We expect to take delivery of the ENSCO 8503 drilling rig, which is currently under construction, in the fourth quarter of 2010. When combined with the rig TOTAL is committed to provide pursuant to our alliance, we currently have a contracted-for drill program in the U.S. Gulf of Mexico of 13 wells over the next four years. We continually evaluate opportunities to contract for the use of additional rigs to increase our capacity to drill additional wells.

Our Competitive Strengths

Well-defined prospect potential in the deepwater U.S. Gulf of Mexico

        We believe our data-intensive approach to prospect analysis, coupled with the expertise of our technical team, allowed us to capture a significant portion of the most competitively sought after leases in the 2007 and 2008 MMS Central and Western Gulf of Mexico Lease Sales. Of the 200 blocks acquired by Cobalt in these lease sales, 24 attracted four or more bids. No other company acquired more blocks with four or more bids in these lease sales. Historical information from the MMS suggests that more competitively bid deepwater U.S. Gulf of Mexico lease blocks have significantly higher drilling success rates.

        Our oil-focused exploration efforts primarily target subsalt Miocene and Lower Tertiary horizons in the deepwater U.S. Gulf of Mexico. These horizons are characterized by well-defined hydrocarbon systems, comprised primarily of high-quality source rock and crude oil, and contain several of the most significant hydrocarbon discoveries in the deepwater U.S. Gulf of Mexico, including "Tahiti" (Green Canyon 640), "Knotty Head" (Green Canyon 512) and "Kaskida" (Keathley Canyon 292). Our leasehold position in the U.S. Gulf of Mexico is comprised of interests in 227 deepwater blocks covering approximately 1.3 million gross acres (0.6 million net acres) with 47 identified prospects in three trends, being the Tahiti Basin Miocene, the Adjacent Miocene, and the inboard Lower Tertiary trends, which we believe all offer world-class exploration potential.

        Our Tahiti Basin Miocene trend prospects are located in one of the most successful hydrocarbon bearing basins within the deepwater U.S. Gulf of Mexico, with an 88% subsalt commercial drilling success rate of exploratory wells to date. Discoveries in this region include Tahiti, "Caesar" (Green Canyon 683), "Tonga" (Green Canyon 726), "Friesian" (Green Canyon 599), Knotty Head, "Pony" (Green Canyon 468) and the recently announced discovery at Heidelberg #1. In addition to Ligurian #1, we plan to drill as operator an aggregate of between one and six exploratory, appraisal and development wells in the Tahiti Basin Miocene trend through 2012, depending on drilling results. In addition to Heidelberg #2, we plan to participate as non-operator in the drilling of an aggregate of between seven and nine exploratory, appraisal and development wells in the Tahiti Basin Miocene trend through 2012, depending on drilling results.

        We believe our prospects within the Adjacent Miocene trend offer substantial, commercially viable resource potential due to similarities in the geologic profile to that of the Tahiti Basin Miocene trend. However, any analogies drawn by us from other wells, prospects or producing fields may not prove to be accurate indicators of the success of developing reserves from our prospects. For further information, reference should be made to the subsection of this prospectus titled, "Risk Factors—We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all." Our prospect inventory in this trend benefits from significant seismic delineation via proprietary 3-D reprocessing that indicates large, well-defined subsalt closures. We believe that our data-intensive approach enabled us to obtain a competitive advantage in imaging the region. We have identified 22 prospects in the Adjacent Miocene trend to date. We plan to drill as operator three exploratory wells in the Adjacent Miocene trend through 2012. We also plan to participate as non-operator in the drilling of three exploratory wells in the Adjacent Miocene trend through 2012.

        We were an early mover in the inboard Lower Tertiary trend, targeting specific lease blocks as early as 2006. Our technical team's hypothesis regarding the region's potentially higher-quality reservoir properties was supported by the successful result of the Shenandoah #1 well in which we participated. This discovery had reservoir characteristics more similar to Miocene reservoirs. Our technical team has identified 22 prospects in our inboard Lower Tertiary blocks to date, which are characterized by large, well-defined subsalt closures of a similar size to historic outboard Lower Tertiary discoveries, but are differentiated by what we believe to be potentially superior reservoir quality. We plan to drill as operator three exploratory wells in the inboard Lower Tertiary trend through 2012. We also plan to participate as non-operator in the drilling of an aggregate of between two and four exploratory and appraisal wells in the inboard Lower Tertiary trend through 2012.

Early mover in the emerging pre-salt play offshore Angola and Gabon

        We obtained our position offshore Angola and Gabon after a multi-year assessment of global deepwater hydrocarbon trends and resource potential. Our assessment was driven by our interpretation of seismic data, the international operating experience of our management and technical teams and an in-depth evaluation of regional political risk and economic conditions. In these two countries, we have contractual rights on four blocks comprising approximately 2.2 million net acres, equivalent to approximately 335 blocks in the deepwater U.S. Gulf of Mexico. We currently have a license in the Diaba Block offshore Gabon, and we expect to change our contractual rights into licenses in Blocks 9 and 21 offshore Angola. If these licenses are not issued, we may not be able to enforce these contractual rights and we will not be able to commence exploration, development and production operations on these blocks offshore Angola. To date, we have identified 85 prospects on these blocks, the largest of which we estimate from our seismic analysis to have aerial extents similar to the aerial extents of the "Tupi" pre-salt discovery offshore Brazil. However, any analogies drawn by us from other wells, prospects or producing fields may not prove to be accurate indicators of the success of developing reserves from our prospects. We expect to identify additional prospects as our technical team continues to process incremental data. Offshore Angola and Gabon are characterized by the presence of salt formations and oil-bearing sediments located in pre-salt and post-salt horizons.

        Given the rifting that occurred when plate tectonics separated the South American and African continents, we believe the geology offshore Angola and Gabon is an analog to the geology offshore Brazil where recent pre-salt discoveries, such as Tupi and "Jupiter", are located. Recent pre-salt discoveries offshore Brazil, coupled with the pre-salt onshore and shallow water discoveries in West Africa and our ongoing analysis of seismic data, including our proprietary reprocessing of 3-D pre-stack, depth-migrated seismic data on Block 21 offshore Angola, further our belief that large-scale resource potential exists on our acreage. However, no exploratory wells have been drilled which have targeted the pre-salt horizon in the deepwater offshore Angola and Gabon. One well, drilled in 1996 which targeted shallower horizons in the deepwater offshore Angola, penetrated the top of a pre-salt horizon and encountered oil.

        We anticipate licenses to explore for, develop and produce oil will be issued to us with respect to Blocks 9 and 21 offshore Angola. We will be the operator of these blocks with our primary partner being Sonangol. If these licenses are not issued, we will not be able to commence exploration, development and production operations on these blocks. Offshore Gabon, we have a 21.25% working interest in the Diaba license, which we acquired in February 2008. Total Gabon SA ("Total Gabon") is the operator of the Diaba license with a 63.75% working interest, held pursuant to a Production Sharing Agreement ("PSA").

Long-term strategic relationships with industry leading E&P companies

        We have long-term strategic relationships with two leading oil and gas companies, TOTAL and Sonangol, covering interests in both the U.S. Gulf of Mexico and offshore West Africa. Our relationship with Sonangol was originally formed when we entered into a participation agreement with them in September 2007 for the exploration of Blocks 9, 21 and one additional block offshore Angola. The partnership agreement we recently entered into with Sonangol to jointly develop interests in the U.S. Gulf of Mexico has expanded this relationship. Sonangol's recognition of our exploration strengths has provided us with access to high-quality prospects offshore Angola, which we believe is one of the most attractive hydrocarbon exploratory regions in the world.

        Our relationship with the TOTAL Group can be traced to November 2007, when we entered into an agreement with Total Gabon for the exploration of eight blocks in the U.S. Gulf of Mexico, and an agreement for the exploration of the Diaba license offshore Gabon. This relationship was significantly expanded upon the formation of our long-term alliance in April 2009. In the near term, this alliance will allow us to drill five key exploratory prospects on existing Cobalt-operated blocks (all of which TOTAL has agreed to participate in) using a 5th generation deepwater drilling rig provided by TOTAL, with a substantial share of our drilling costs to be paid by TOTAL, up to $300 million. Longer-term, the alliance creates an ongoing platform for organic exploration and development activities that combines our internal exploration expertise with the recognized overall expertise of a supermajor oil company and a development strategy aimed at shortening the cycle time between discovery and production.

Significant investments in technology and data allow for enhanced prospect maturation

        Our prospect generation approach is predicated upon a thorough, basin-wide understanding of the geologic trends within our focus areas and differs considerably from often-followed industry practice of acquiring more narrowly focused, prospect-specific data on a block-by-block basis. Consistent with our approach, upon our formation in November 2005, we immediately began acquiring the latest regional seismic data to complement our team's experience in the deepwater U.S. Gulf of Mexico and offshore West Africa. Since our inception, we have spent approximately $211 million on the acquisition, reprocessing and analysis of extensive geophysical data. Through these efforts, we have systematically acquired what we believe to be one of the industry's most extensive and current seismic databases in our focus areas, covering approximately 70% of the deepwater U.S. Gulf of Mexico and a substantial portion of our focus area offshore Angola and Gabon. Our approach to data acquisition entails analyzing regional data, such as industry well results, to understand a given trend's specific geology and defining those areas that offer the highest potential for large hydrocarbon deposits. After these areas are identified, we seek to acquire and reprocess the highest resolution subsurface data available in the potential prospect's direct vicinity. This includes advanced imaging information, such as wide-azimuth studies, to further our understanding of a particular reservoir's characteristics, including both trapping mechanics and fluid migration patterns. This advanced data is particularly important in below salt plays where wide-azimuth and other advanced 3-D information can more clearly define the target area, which, with more traditional technologies, is typically obscured by the overlying salt layer. We believe our library of data is among the best in the industry for our particular areas of focus, and rivals that of the supermajor oil companies. For additional information on the use of wide-azimuth studies in subsalt target areas, see "Industry—U.S. Gulf of Mexico."

        We believe our investment in this advanced data set, coupled with our technical team's advanced reprocessing capabilities, has allowed us to better interpret seismic data and generate what we believe are among the highest-quality prospects in the regions in which our activities are focused. We believe our approach has translated into enhanced performance in terms of the successful acquisition of high-quality prospects and expect that this approach will translate into successful choices of drilling locations, as well as reducing finding and development costs.

Operating control over the majority of our portfolio

        In order to better maintain control over our asset portfolio, we have established a leasehold position comprised primarily of operated properties. This includes operating approximately 75% of our U.S. Gulf of Mexico lease blocks, as well as both of our Angolan blocks. As operator, we have primary control over prospect selection, exploration and development timing and capital allocation, as well as the ability to implement logistical practices that we believe will allow us to shorten the time between resource discovery and first production.

Experienced management and technical teams with proven expertise

        We are led by management and technical teams that have significant experience finding and developing oil and natural gas reserves in our focus regions. Our management team has a track record of developing multi-billion dollar projects worldwide and across the oil and natural gas value chain. In addition, our management team has an established base of relationships with domestic and foreign governments, national and international oil companies, service companies and independent oil and gas companies, all of which we believe enhance our competitiveness. Our technical team consists of geologists, geoscientists, engineers and operators possessing an average of over 27 years of industry experience exploring for and developing oil and natural gas in the U.S. Gulf of Mexico and offshore West Africa. Prior to joining Cobalt, our management and technical teams collectively played a significant role in the exploration and development of approximately 8 Bboe of proved plus probable reserves in the deepwater U.S. Gulf of Mexico, out of an industry total of approximately 17 Bboe of such reserves developed in the last 28 years.

Our Strategy

        Since our inception, we have been singularly focused on locating and acquiring high-potential oil-focused, below salt prospects in the deepwater U.S. Gulf of Mexico and offshore West Africa. To date, we have identified and acquired 132 prospects which we believe have substantial potential hydrocarbon deposits. By employing the significant competitive advantages we believe we possess, our primary objective is to efficiently drill and develop our prospects, to recognize proved reserves, to achieve production and to generate operating cash flow on an accelerated basis, thereby increasing our net asset value. To this end, our strategy includes the following components:

Leverage our team's expertise in exploring for and developing below salt structures

        Our exploration and development efforts across our portfolio focus on structures which are characterized by the presence of salt formations in the deepwater. The hydrocarbon reservoirs we have focused on have not been extensively targeted in the past, given historical imaging difficulties that a salt formation can create in identifying underlying structures. Driven by the quality and quantity of our seismic data, the advent of advanced imaging technologies and our technical team's understanding of the impact of a salt formation on sediment migration and its potential as a hydrocarbon trapping mechanism, we believe we are well-positioned to unlock large potential reservoirs below salt formations in both the U.S. Gulf of Mexico and offshore Angola and Gabon. This differentiated skill set is reflected throughout our near-term drilling program, including our ongoing activities in the Tahiti Basin Miocene and Adjacent Miocene trends as well as our upcoming exploratory wells in the inboard Lower Tertiary trend and offshore Angola and Gabon, all of which are impacted by the presence of salt. We further believe our differentiated ability to image these below salt horizons was instrumental in the formation of both our TOTAL alliance and our Sonangol partnership.

Focus near-term U.S. Gulf of Mexico activities in the Tahiti Basin Miocene trend

        We are focusing our near-term activities in the Tahiti Basin Miocene trend of the U.S. Gulf of Mexico. We are currently evaluating information obtained from drilling Ligurian #1 and will participate in the drilling of the Heidelberg #2 well through a partner-operated drilling program. We expect development sanction decisions will be made on the Ligurian and Heidelberg fields in the next 12 to 18 months. Given the 88% subsalt commercial drilling success rate of exploratory wells to date in the Tahiti Basin Miocene trend, as well as existing infrastructure, we believe these wells provide a favorable opportunity to meaningfully enhance our net asset value. In addition to Ligurian #1, we plan to drill as operator an aggregate of between one and six exploratory, appraisal and development wells in the Tahiti Basin Miocene trend through 2012, depending on drilling results. In addition to Heidelberg #2, we plan to participate as non-operator in the drilling of an aggregate of between seven and nine exploratory, appraisal and development wells in the Tahiti Basin Miocene trend through 2012, depending on drilling results.

Successfully open and develop the pre-salt play offshore Angola and Gabon

        Together with our partners Sonangol and Total Gabon, we have established a first mover advantage in the pre-salt play offshore Angola and Gabon, respectively. We are currently preparing for our initial pre-salt exploration campaign, which will include the drilling of our "Gold Dust" and "Oasis" prospects located on Block 21 offshore Angola, targeted to be spud in late 2010 and in 2011, respectively, assuming we are issued the licenses we need to commence exploration, development and production on a timely basis. To date, we have identified a portfolio of 85 prospects offshore Angola and Gabon. Given the potential size of these structures, we believe that exploratory success in this region will be significantly accretive to shareholder value. We expect one of the primary drivers of value in the pre-salt play in this region to be the quality of the hydrocarbon reservoirs. We plan to drill as operator an aggregate of between six and nine exploratory and appraisal wells offshore Angola and to participate as non-operator in the drilling of an aggregate of between two and four exploratory and appraisal wells offshore Gabon through 2012, depending on drilling results.

Maintain a rigorous, ongoing prospect maturation and enhancement process through our industry-leading technical capabilities

        We believe that having industry-leading imaging data in our primary focus regions, complemented by an experienced technical team capable of reprocessing the data to maximize its benefit, are core requirements for generating and maturing high-quality exploratory prospects. These technical capabilities are aided by our well log database, which currently contains approximately 4,300 U.S. Gulf of Mexico wells and approximately 300 offshore West Africa wells. We actively leverage our extensive inventory of contiguous 3-D seismic data to identify prospects by tying regional imaging analysis to industry drilling results. We continually enhance our prospect inventory through our technical team's interpretation and reprocessing of our existing data, as well as our ongoing acquisition of incremental data to augment our database. In addition, we continually look to identify new prospective trends and associated prospects on both our existing acreage and any adjacent acreage which we have the potential to either lease or license in the future. We believe these initiatives will also allow us to replenish our prospect inventory as we pursue our active drilling program, which, as noted above, includes a contracted-for drill program of 13 wells over the next four years and may include additional wells to the extent we are successful in contracting for the use of additional rigs.

Focus on efficient capital utilization and minimizing the cycle time between the discovery and the initial production of, and generation of cash flows from, oil

        A key aspect of our business model has been a focus on maximizing our returns through reduced development cycle times and efficient capital utilization. We create a comprehensive development plan as part of our overall planning activities on each of our operated prospects. We believe our integrated "seismic-to-sales" approach, which includes the active participation of our team of experienced exploration, development and commercial professionals, differentiates us from our competitors.

        Important aspects of our development planning include favorable placement of our initial exploratory wells such that they can be utilized as field production wells, thus shortening the cycle time to first production. In addition, we actively pre-order long-lead time production equipment in order to minimize service and equipment delays. We also plan to take advantage of pre-existing development infrastructure in our focus areas, such as oil transportation pipelines linking the Tahiti Basin Miocene trend to the U.S. coastline, as opposed to constructing completely new facilities for each field. Where advantageous, we plan to partner with midstream service providers to fund the construction of production facilities, transportation systems and other associated infrastructure in our operating areas. To this end, we recently finalized negotiations with a partner for the provision of subsea production systems and are exploring potential development options with two experienced midstream service providers to service our properties in the Tahiti Basin Miocene trend. We have also had initial discussions with selected floating production, storage and offloading system ("FPSO") providers regarding potential development options for our properties in the inboard Lower Tertiary trend and offshore Angola and Gabon.

        If our initial exploratory wells are successful, we anticipate beginning commercial production, and therefore generating revenues, from our U.S. Gulf of Mexico properties between 2012 and 2014 and our properties offshore Angola and Gabon between 2014 and 2016.

Maintain financial flexibility

        We intend to use the proceeds from the offering to fund the exploration, appraisal and initial development of our prospect inventory. As our asset base matures, we plan to utilize a broader range of financing alternatives and strategies to fund our business plan, which will require substantial amounts of additional capital. Additionally, our current average working interest of 49% in our Gulf of Mexico properties provides us with the option to farm-out a portion of our working interest on advantageous terms, including the ability to enter into agreements which allow us to bring in partners to fund a disproportionate share of risk capital. In addition, we may in the future make opportunistic acquisitions of leasehold interests.

Risks Associated with our Business

        Please read the section entitled "Risk Factors" for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

Corporate Information

        We were incorporated pursuant to the laws of the State of Delaware as Cobalt International Energy, Inc. in August 2009 to become a holding company for Cobalt International Energy, L.P. Cobalt International Energy, L.P. was formed as a limited partnership on November 10, 2005 pursuant to the laws of the State of Delaware. Pursuant to the terms of a corporate reorganization that will be completed simultaneously with, or prior to, the closing of this offering, all of the interests in Cobalt International Energy, L.P. will be exchanged for common stock of Cobalt International Energy, Inc. and as a result Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc.

        Our principal executive offices are located at 1980 Post Oak Boulevard, Suite 1200, Houston, Texas, 77056. The telephone number of our principal executive offices is (713) 579-9100. Our web site is www.cobaltintl.com. The information on our web site does not constitute part of this prospectus.

Prospects

        Our prospects as of June 30, 2009 are summarized in the following table. In interpreting this information, specific reference should be made to the subsections of this prospectus titled "Risk Factors—Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling," "Risk Factors—We will not be the operator on all of our prospects, and, therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated assets" and "Business—How We Identify and Analyze Prospects."

Prospect	Cobalt Working Interest(1)	Block Operator(s)	Projected Spud Year
U.S. Gulf of Mexico
Miocene
Tahiti Basin
Ligurian/Heidelberg(2)	(2)	Cobalt/Anadarko	(2)
Criollo	60%	Cobalt	2009
Firefox	30%	BHP	2010
Adjacent Miocene
Rum Ramsey	24%	BHP	2010
Lyell	15%	Anadarko	2011
Ardennes(3)	42%	Cobalt	2011
Racer(3)	24%	BHP	2011
Rocky Mountain	45%	Cobalt	2012
Saddelbred	60%	Cobalt	2012
Percheron(3)	60%	Cobalt	post 2012
Sulu	45%	Cobalt	post 2012
Exmoor	30%	BHP	post 2012
13 additional prospects (average)	41%	(various)	post 2012
Inboard Lower Tertiary
Shenandoah(4)	20%	Anadarko	2009
Aegean	60%	Cobalt	2010
North Platte	60%	Cobalt	2010
Ardennes(3)	42%	Cobalt	2011
Catalan	(5)	Cobalt/Eni	2011
Racer(3)	24%	BHP	2011
Latvian	60%	Cobalt	2012
Williams Fork	(6)	Cobalt/Nexen	2012
Percheron(3)	60%	Cobalt	post 2012
Caspian	60%	Cobalt	post 2012
El Ciervo	(7)	Eni/Samson	post 2012
South Platte	60%	Cobalt	post 2012
Baffin Bay	60%	Cobalt	post 2012
12 additional prospects (average)	41%	(various)	post 2012

Prospect	Cobalt Working Interest(1)	Operator	Projected Spud Year
West Africa
Angola(8)
Gold Dust	40%	Cobalt	2010
Oasis	40%	Cobalt	2011
Aquarius	40%	Cobalt	2011
Monte Carlo	40%	Cobalt	2012
Silver Dollar	40%	Cobalt	2012
Riviera	40%	Cobalt	2012
Indian Springs	40%	Cobalt	post 2012
Churchill	40%	Cobalt	post 2012
Starlite	40%	Cobalt	post 2012
Rampart	40%	Cobalt	post 2012
Treasure Island	40%	Cobalt	post 2012
El Dorado	40%	Cobalt	post 2012
High Desert	40%	Cobalt	post 2012
33 additional prospects (average)	40%	Cobalt	post 2012
Gabon
Longhorn	21.25%	Total Gabon	2011
Pioneer	21.25%	Total Gabon	2011
Western	21.25%	Total Gabon	post 2012
Alamo	21.25%	Total Gabon	post 2012
Wendover	21.25%	Total Gabon	post 2012
Mandalay	21.25%	Total Gabon	post 2012
Boulder	21.25%	Total Gabon	post 2012
Red Rock	21.25%	Total Gabon	post 2012
Fiesta	21.25%	Total Gabon	post 2012
Aztec	21.25%	Total Gabon	post 2012
Ellis	21.25%	Total Gabon	post 2012
28 additional prospects (average)	21.25%	Total Gabon	post 2012

(1)
Our working interests do not reflect our net economic interests, which take into account royalties and the economic terms of the agreements governing our blocks offshore Angola and Gabon. See "Business—Deepwater U.S. Gulf of Mexico" and "Business—West Africa Deepwater."

(2)
Our Ligurian/Heidelberg prospect is comprised of two areas: Heidelberg (Green Canyon 859 and 903) and Ligurian (Green Canyon 813, 814 and 858). On February 2, 2009, we announced that the Heidelberg #1 well had been drilled, encountering more than 200 feet of net pay thickness in the Miocene horizons. On July 16, 2009, we spud the Ligurian #1 well to also target the upper- and middle-Miocene horizons. On October 28, 2009, we and our partners decided to temporarily cease drilling operations on Ligurian #1 having encountered operational difficulties when drilling below salt through an unforeseen geologic formation before reaching total depth or testing the targeted horizons. We did encounter oil in the wellbore above the targeted horizons, but believe further drilling operations will be required to adequately test the prospect. We are currently evaluating the significant amount of new information that we have gathered from Ligurian #1 and we will continue to reprocess our seismic data based on this new information, which is scheduled for completion in January 2010. This evaluation should allow us to better image the Ligurian/Heidelberg prospect so that we can map and select the optimal well location to further test the prospect, either by sidetracking the current well or by drilling a new well in another location, or both. We anticipate that we should be in a position to recommence drilling the Ligurian/

  Heidelberg prospect in 2010. We expect Anadarko to spud Heidelberg #2 in late December 2009, which will target Miocene horizons. Further details regarding this prospect are as follows:

Area	Cobalt Working Interest	Operator	Projected Drill Date
Heidelberg	9.375%	Anadarko	Drilled
Ligurian	45%	Cobalt	Spudded July 16, 2009, suspended drilling above targeted horizons on October 28, 2009 and expect to recommence drilling in 2010.
(3)
Three of our prospects (Ardennes, Racer and Percheron) have both Adjacent Miocene and Lower Tertiary objectives. We have separately shown these three prospects as having both Adjacent Miocene and Lower Tertiary objectives in this table.

(4)
On February 4, 2009, we announced that the Shenandoah #1 well had been drilled into Lower Tertiary horizons. Anadarko, as operator, has stated that this well encountered approximately 300 feet of net pay thickness.

(5)
Our Catalan prospect is comprised of three blocks as follows:

Block	Cobalt Working Interest	Operator
Keathley Canyon 129	40%	Cobalt
Walker Ridge 133	33.33%	Eni
Walker Ridge 89	16.67%	Eni
(6)
Our Williams Fork prospect is comprised of five blocks as follows:

Block	Cobalt Working Interest	Operator
Garden Banks 821	60%	Cobalt
Garden Banks 823	30%	Nexen
Garden Banks 865	30%	Nexen
Garden Banks 866	30%	Nexen
Garden Banks 867	30%	Nexen
(7)
Our El Ciervo prospect is comprised of three blocks as follows:

Block	Cobalt Working Interest	Operator
Walker Ridge 354	20%	Eni
Walker Ridge 355	50%	Samson
Walker Ridge 399	20%	Eni
(8)
We currently have only contractual rights with respect to these prospects offshore Angola. See "Risk Factors—We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangal."

The Offering

Issuer	Cobalt International Energy, Inc.
Common stock offered by us	63,000,000 shares
Common stock to be outstanding after this offering	336,165,202 shares
Over-allotment option	We have granted to the underwriters an option, exercisable upon notice to us, to purchase up to 9,450,000 additional shares of common stock at the offering price to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.
Conflicts of Interest	Because Goldman, Sachs & Co., one of the participating underwriters, beneficially owns in excess of 10% of our issued and outstanding common stock, the Financial Industry Regulatory Authority ("FINRA") deems Goldman, Sachs & Co. to be our "affiliate" and to have a "conflict of interest" with us within the meaning of NASD Conduct Rule 2720 ("Rule 2720"), as administered by FINRA. Therefore, this offering will be conducted in accordance with Rule 2720, which requires that a qualified independent underwriter ("QIU"), as defined in Rule 2720, participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Credit Suisse Securities (USA) LLC has agreed to act as QIU for this offering. We have agreed to indemnify Credit Suisse Securities (USA) LLC against certain liabilities incurred in connection with acting as QIU for this offering, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In accordance with NASD Rule 2720, Goldman, Sachs & Co. will not sell our common stock to a discretionary account without receiving the written approval from the account holder.
Use of Proceeds	We intend to use the net proceeds from this offering and other resources available to us to fund our capital expenditures, and in particular our drilling and exploration program through 2011 and associated operating expenses, and for general corporate purposes. See "Use of Proceeds" on page 37 of this prospectus for a more detailed description of our intended use of the proceeds from this offering.
Listing	Our common stock has been approved for listing on The New York Stock Exchange (the "NYSE") under the symbol "CIE."
Risk Factors	Please read "Risk Factors" beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before deciding to purchase shares of our common stock.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the completion, simultaneously with or prior to the closing of this offering, of our corporate reorganization pursuant to which all of the interests of Cobalt International Energy, L.P. will be exchanged for common stock of Cobalt International Energy, Inc. and as a result Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc.;

  •
  the exclusion from the number of shares of common stock outstanding after this offering of 3,125,000 shares sold simultaneously with the closing of this offering to an investor in an offering exempt from the registration requirements of the Securities Act pursuant to Regulation S of the Securities Act;

  •
  the exclusion from the number of shares of common stock outstanding after this offering of 10,034,798 unvested restricted stock awards of which we expect 1,362,775 restricted stock awards to vest by December 31, 2009; and

  •
  no exercise of the underwriters' over-allotment option to purchase additional shares.

 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        The summary historical financial data set forth below should be read in conjunction with the sections entitled "Corporate Reorganization", "Selected Historical and Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Cobalt International Energy, L.P.'s financial statements and the notes to those financial statements included elsewhere in this prospectus. The consolidated statements of operations and cash flows data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 were derived from Cobalt International Energy, L.P.'s audited financial statements. We derived the consolidated statements of operations and cash flows data for the nine months ended September 30, 2008 and 2009 and for the period from November 10, 2005 (Inception) through September 30, 2009, and the consolidated balance sheet data as of September 30, 2009 from Cobalt International Energy, L.P.'s unaudited consolidated financial data appearing elsewhere in this prospectus, which, in management's opinion, includes all adjustments necessary for the fair presentation of Cobalt International Energy, L.P.'s financial condition as of such date and Cobalt International Energy, L.P.'s results of operations for such periods. Results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results of operations that may be achieved for the entire year. The summary unaudited pro forma financial data set forth below is based on assumptions and includes adjustments as explained in the notes to the tables.

Consolidated Statement of Operations Information:

						Period November 10, 2005 (Inception) through September 30, 2009
	Year Ended December 31,			Nine-Month Period Ended September 30,
	2006(1)	2007	2008	2008	2009
	Audited	Audited	Audited	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands, except per share data)
Oil and gas revenue	$—	$—	$—	$—	$—	$—
Operating costs and expenses
Seismic and exploration	92,434	86,813	41,274	32,185	6,224	227,129
General and administrative	19,423	23,090	31,271	18,869	22,418	97,209
Depreciation and amortization	292	435	683	498	442	1,853

Total operating costs and expenses	112,149	110,338	73,228	51,552	29,084	326,191

Operating income (loss)	(112,149)	(110,338)	(73,228)	(51,552)	(29,084)	(326,191)
Other income
Interest income	(622)	(1,384)	(1,632)	(1,619)	(404)	(4,045)

Total other income	(622)	(1,384)	(1,632)	(1,619)	(404)	(4,045)

Net income (loss)	$(111,527)	$(108,954)	$(71,596)	$(49,933)	$(28,680)	$(322,146)

Pro forma net income (loss) (unaudited)(2)
Net income (loss) as reported			$(71,596)		$(28,680)
Pro forma adjustment for management fees(3)			1,689		2,121
Pro forma adjustment for income taxes(4)			—		—

Pro forma net income (loss) allocable to common shareholders			$(69,907)		$(26,599)

Pro forma basic and diluted net income (loss) per common share(5)			$(0.26)		$(0.10)

Weighted average common shares outstanding used in pro forma basic and diluted net income (loss) per common share(6)			269,747,213		273,165,202

(1)
No financial information is provided for the stub period from inception on November 10, 2005 to December 31, 2005. During this period minimal funding was received and expenditures incurred were related to organization start-up.

(2)
Simultaneously with or prior to the closing of this offering, Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc. Upon the completion of our corporate reorganization, all of Cobalt International Energy, L.P.'s outstanding limited partnership interests will be exchanged for shares of Cobalt International Energy, Inc.'s common stock based on these interests' relative rights as set forth in Cobalt International Energy, L.P.'s limited partnership agreement. Additionally, we will become subject to federal and state income taxes.

(3)
Upon completion of the corporate reorganization the right of our sponsors to receive a management fee will terminate.

(4)
No income tax benefit has been reflected since a full valuation allowance would have been established against the deferred tax asset that would have been generated as a result of the operating results.

(5)
Non-vested restricted stock awards of 8,511,749 and 5,094,231 for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively, were excluded from the pro forma calculation of diluted net income (loss) per common share because they were anti-dilutive for the applicable period.

(6)
The weighted average common shares outstanding have been calculated as if the ownership structure was a corporation since inception based on the exchange ratios at the time of the offering and does not include the shares to be issued pursuant to this offering. See "Capitalization" for further information on the exchange and conversion of the limited partnership interests for shares of common stock.

Consolidated Balance Sheet Information:

	As of December 31,			As of September 30,		Pro forma as of September 30, 2009(4)
	2006	2007	2008	2008	2009
	Audited	Audited	Audited	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands)
Cash and cash equivalents(1)	$10,631	$95,946	$5,103	$21,139	$266,921	$1,077,099
Total current assets	11,726	99,371	23,819	29,782	320,202	1,316,609
Total property, plant and equipment(2)	50,915	122,097	760,728	732,119	473,647	473,647
Total assets	62,726	254,658	784,604	761,986	793,906	1,790,314
Total current liabilities(3)	16,166	10,785	44,133	29,099	37,507	37,507
Total long-term liabilities	—	—	—	—	—	—
Total partners' capital/stockholders' equity	46,560	243,873	740,471	732,886	756,399	1,752,807
Total liabilities and partners' capital/stockholders' equity	62,726	254,658	784,604	761,986	793,906	1,790,314

(1)
The large cash balance at December 31, 2007 represents cash on hand for anticipated lease awards by the MMS for the 2007 Central Gulf of Mexico Lease Sale. The cash balance at September 30, 2009 represents cash received from TOTAL and Sonangol for transactions concluded in the U.S. Gulf of Mexico.

(2)
The year-to-year variances from 2006 to 2008 represent additions to our lease inventory in the U.S. Gulf of Mexico and offshore Angola and Gabon. The decrease as of September 30, 2009 reflects the farm-out of the U.S. Gulf of Mexico lease interests to TOTAL and Sonangol.

(3)
The increase in the current liabilities at September 30, 2008 and December 31, 2008 consists of the period accruals for capital expenditures.

(4)
Includes the effect of our corporate reorganization and the effect of this offering as described in "Corporate Reorganization," "Capitalization" and "Dilution."

Consolidated Statement of Cash Flows Information:

						Period November 10, 2005 (Inception) through September 30, 2009
	Year Ended December 31,			Nine-Month Period Ended September 30,
	2006	2007	2008	2008	2009
	Audited	Audited	Audited	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands)
Net cash provided by (used in):
Operating activities	$(95,607)	$(116,050)	$(82,164)	$(54,137)	$(62,995)	$(325,472)
Investing activities	(51,229)	(103,770)	(575,771)	(559,504)	282,776	(479,855)
Financing activities	154,984	305,135	567,092	538,834	42,037	1,072,248

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus before deciding to invest in our common stock. If any of the following risks actually occurs, our business, business prospects, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. This prospectus also contains forward-looking statements, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risks Relating to Our Business

         We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all.

        We have no proved reserves. We have identified prospects based on available seismic and geological information that indicates the potential presence of oil. However, the areas we decide to drill may not yield oil in commercial quantities or quality, or at all. Most of our current prospects are in various stages of evaluation that will require substantial additional seismic data reprocessing and interpretation. Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. Exploratory wells have been drilled on only two of our prospects. Accordingly, we do not know if any of our prospects will contain oil in sufficient quantities or quality to recover drilling and completion costs or to be economically viable. Even if oil is found on our prospects in commercial quantities, construction costs of oil pipelines or floating production systems, as applicable, and transportation costs may prevent such prospects from being economically viable.

        Additionally, the analogies drawn by us from available data from other wells, more fully explored prospects or producing fields may not prove valid in respect of our drilling prospects. We may terminate our drilling program for a prospect if data, information, studies and previous reports indicate that the possible development of our prospect is not commercially viable and, therefore, does not merit further investment. If a significant number of our prospects do not prove to be successful, our business, financial condition and results of operations will be materially adversely affected.

        Furthermore, recent pre-salt hydrocarbon discoveries in Brazil and onshore West Africa, and the successful results of drilling achieved there, may prove not to be analogies for our properties offshore West Africa. To date, no exploratory wells have been drilled which have targeted the pre-salt horizon in the deepwater offshore Angola and Gabon.

        The inboard Lower Tertiary trend in the deepwater U.S. Gulf of Mexico, an area in which we intend to focus a substantial amount of our exploration efforts, has only recently been considered as a potentially economically viable production area due to the costs and difficulties involved in drilling for oil at such depths. To date there has not been commercially successful production in the Lower Tertiary trend. We may not be successful in developing commercially viable production in this trend.

         We face substantial uncertainties in estimating the characteristics of our prospects, so you should not place undue reliance on any of our estimates.

        In this prospectus we provide estimates of the characteristics of our prospects, such as the mean area (acres) and mean net pay thickness (feet), for the basins in which our prospects are located. These estimates may be incorrect, as the accuracy of these estimates is a function of the available data, geological interpretation and judgment. To date, only two of our prospects have been drilled. Any analogies drawn by us from other wells, prospects or producing fields may not prove to be accurate indicators of the success of developing reserves from our prospects. Furthermore, we have no way of evaluating the accuracy of the data from analog wells or prospects produced by other parties which we may use.

        It is possible that none of the drilled wells will find underground accumulations of oil. Any significant variance between actual results and our assumptions could materially affect the quantities of oil attributable to any particular group of properties. In this prospectus, we refer to the "mean" of the estimated data. This measurement is statistically calculated based on a range of possible values of such estimates, with such ranges being particularly large in scope. Therefore, there may be large discrepancies between the mean estimate provided in this prospectus and our actual results.

         Drilling wells is speculative, often involving significant costs that may be more than our estimates, and may not result in any discoveries or additions to our future production or reserves. Any material inaccuracies in drilling costs, estimates or underlying assumptions will materially affect our business.

        Exploring for and developing oil reserves involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including geological conditions, weather, cost overruns, equipment shortages and mechanical difficulties. Exploratory wells bear a much greater risk of loss than development wells. Moreover, the successful drilling of an oil well does not necessarily result in a profit on investment. With the exception of Heidelberg #2, all of the wells we plan to operate or participate in that are scheduled to be spud through mid-2010 are exploratory wells. A variety of factors, both geological and market-related, can cause a well to become uneconomic or only marginally economic. Our initial drilling sites, and any potential additional sites that may be developed, require significant additional exploration and development, regulatory approval and commitments of resources prior to commercial development. If our actual drilling and development costs are significantly more than our estimated costs, we may not be able to continue our business operations as proposed and would be forced to modify our plan of operation.

         Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

        Our management team has identified and scheduled drilling locations on our acreage over a multi-year period. Our ability to drill and develop these locations depends on a number of factors, including the availability of equipment and capital, seasonal conditions, regulatory approvals, oil prices, costs and drilling results. The final determination on whether to drill any of these drilling locations will be dependent upon the factors described elsewhere in this prospectus as well as, to some degree, the results of our drilling activities with respect to our established drilling locations. Because of these uncertainties, we do not know if the drilling locations we have identified will be drilled within our expected timeframe or at all or if we will be able to economically produce oil from these or any other potential drilling locations. As such, our actual drilling activities may be materially different from our current expectations, which could adversely affect our results of operations and financial condition.

         We will not be the operator on all of our prospects, and, therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated assets.

        Currently, we expect that we will not be the operator on approximately 25% of our U.S. Gulf of Mexico blocks, and we will not be the operator on the Diaba Block offshore Gabon. As we carry out our exploration and development programs, we may enter into arrangements with respect to existing or future prospects that result in a greater proportion of our prospects being operated by others. As a result, we may have limited ability to exercise influence over the operations of the prospects operated by our partners. Dependence on the operator could prevent us from realizing our target returns for those prospects. Further, it may be difficult for us to pursue one of our key business strategies of minimizing the cycle time between discovery and initial production with respect to prospects for which we do not operate. The success and timing of exploration and development activities operated by our partners will depend on a number of factors that will be largely outside of our control, including:

  •
  the timing and amount of capital expenditures;

  •
  the operator's expertise and financial resources;

  •
  approval of other participants in drilling wells;

  •
  selection of technology; and

  •
  the rate of production of reserves, if any.

        This limited ability to exercise control over the operations of some of our prospects may cause a material adverse effect on our results of operations and financial condition.

  We have no operating history and our future performance is uncertain.

        We are a development stage enterprise and will continue to be so until commencement of substantial production from our oil properties, which will depend upon successful drilling results, additional and timely capital funding, and access to suitable infrastructure. We do not expect to commence production until 2012 to 2014 in the U.S. Gulf of Mexico or until 2014 to 2016 offshore Angola and Gabon, and therefore we do not expect to generate any revenue from production until 2012 at the earliest. Further, we will not be able to commence our offshore Angola drilling program unless and until we have entered into Risk Services Agreements with Sonangol. Companies in their initial stages of development face substantial business risks and may suffer significant losses. We have generated substantial net losses and negative cash flows from operating activities since our inception and expect to continue to incur substantial net losses as we continue our drilling program. We face challenges and uncertainties in financial planning as a result of the unavailability of historical data and uncertainties regarding the nature, scope and results of our future activities. New companies must develop successful business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other measures necessary to conduct their intended business activities. We may not be successful in implementing our business strategies or in completing the development of the infrastructure necessary to conduct our business as planned. In the event that one or more of our drilling programs is not completed, is delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this prospectus. As a result of industry factors or factors relating specifically to us, we may have to change our methods of conducting business, which may cause a material adverse effect on our results of operations and financial condition.

  We are dependent on certain members of our management and technical team.

        Investors in our common stock must rely upon the ability, expertise, judgment and discretion of our management and the success of our technical team in identifying, discovering and developing oil reserves. Our performance and success are dependent, in part, upon key members of our management and technical team, and their loss or departure could be detrimental to our future success. In making a decision to invest in our common stock, you must be willing to rely to a significant extent on our management's discretion and judgment. A significant amount of the pre-offering interests in Cobalt held by members of our management and technical team will be fully vested at the time of this offering. While a new equity incentive plan will be in place following this offering, there can be no assurance that our management and technical team will remain in place. The loss of any of our management and technical team members could have a material adverse effect on our results of operations and financial condition, as well as on the market price of our common stock. See "Management."

         Our business plan requires substantial additional capital, which we may be unable to raise on acceptable terms in the future, which may in turn limit our ability to develop our exploration and production plans.

        We expect our capital outlays and operating expenditures to increase substantially over at least the next several years as we expand our operations. Exploration and production plans and obtaining seismic data are very expensive, and we expect that we will need to raise substantial additional capital, through future private or public equity offerings, strategic alliances or debt financing, before we achieve commercialization of any of our properties.

        Our future capital requirements will depend on many factors, including:

  •
  the scope, rate of progress and cost of our exploration and production activities;

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  oil and natural gas prices;

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  our ability to locate and acquire hydrocarbon reserves;

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  our ability to produce oil or natural gas from those reserves;

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  the terms and timing of any drilling and other production-related arrangements that we may enter into;

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  the cost and timing of governmental approvals and/or concessions; and

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  the effects of competition by larger companies operating in the oil and gas industry.

        While we believe our operations, upon the consummation of this offering, will be adequately funded through 2011, we do not currently have any commitments for future external funding and we do not expect to generate any revenue from production before 2012. Additional financing may not be available on favorable terms, or at all. Even if we succeed in selling additional securities to raise funds, at such time the ownership percentage of our existing stockholders would be diluted, and new investors may demand rights, preferences or privileges senior to those of existing stockholders. If we raise additional capital through debt financing, the financing may involve covenants that restrict our business activities. If we choose to farm-out interests in our prospects, we may lose operating control over such prospects.

        Assuming we are able to commence exploration and production activities or successfully exploit our properties during the primary lease term, our leases would extend beyond the primary term, generally for the life of production. If we are unable to drill an initial exploratory well or conduct such activity on such properties during this time, we may be subject to significant non-operating penalties and potential forfeiture of such properties. If we are not successful in raising additional capital, we may be unable to continue our exploration and production activities or successfully exploit our properties, and we may lose the rights to develop these properties upon the expiration of our leases.

         A substantial or extended decline in oil prices may adversely affect our business, financial condition and results of operations.

        The price that we will receive for our oil production will significantly affect our revenue, profitability, access to capital and future growth rate. Historically, the oil markets have been volatile and will likely continue to be volatile in the future. The prices that we will receive for our production and the levels of our production depend on numerous factors. These factors include, but are not limited to, the following:

  •
  changes in supply and demand for oil and natural gas;

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  the actions of the Organization of the Petroleum Exporting Countries ("OPEC");

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  the price and quantity of imports of foreign oil and natural gas;

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  speculation as to the future price of oil and the speculative trading of oil futures contracts;

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  global economic conditions;

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  political and economic conditions, including embargoes, in oil-producing countries or affecting other oil-producing activities, particularly in the Middle East, Africa, Russia and South America;

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  the continued threat of terrorism and the impact of military and other action, including U.S. military operations in the Middle East;

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  the level of global oil exploration and production activity;

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  the level of global oil inventories and oil refining capacities;

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  weather conditions and other natural disasters;

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  technological advances affecting energy consumption;

  •
  domestic and foreign governmental regulations;

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  proximity and capacity of oil pipelines and other transportation facilities;

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  the price and availability of competitors' supplies of oil; and

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  the price and availability of alternative fuels.

        Oil prices have fluctuated dramatically in recent times and will likely continue to be volatile in the future. Lower oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil that we can produce economically. A substantial or extended decline in oil prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

         Our inability to access appropriate equipment and infrastructure in a timely manner may hinder our access to oil markets or delay our production.

        Our ability to market our oil production will depend substantially on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We also rely on continuing access to drilling rigs suitable for the environment in which we operate. The delivery of the ENSCO 8503 drilling rig may be delayed or cancelled, and we may not be able to gain continued access to suitable rigs in the future. In addition, we will need to secure a rig in connection with our offshore Angola operations, which will require substantial involvement with Sonangol, who may consider factors other than our drill schedule. We may be required to shut in oil wells because of the absence of a market or because access to pipelines, gathering systems or processing facilities may be limited or unavailable. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver the production to market, which could cause a material adverse effect on our results of operations and financial condition.

         We are subject to numerous risks inherent to the exploration and production of oil.

        Oil exploration and production activities involve many risks that a combination of experience, knowledge and careful evaluation may not be able to overcome. Our future success will depend on the success of our exploration and production activities and on the future existence of the infrastructure that will allow us to take advantage of our findings. Additionally, our oil properties are located in deepwater, which generally increases the capital and operating costs, technical challenges and risks associated with oil exploration and production activities. As a result, our oil exploration and production activities are subject to numerous risks, including the risk that drilling will not result in commercially viable oil production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of seismic data through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations.

        Furthermore, the marketability of expected oil production from our prospects will also be affected by numerous factors. These factors include, but are not limited to, market fluctuations of prices, proximity, capacity and availability of pipelines, the availability of processing facilities, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, allowable production, importing and exporting of oil, environmental protection and climate change). The effect of these factors, individually or jointly, may result in us not receiving an adequate return on invested capital.

        In the event that our drilling programs are developed and become operational, they may not produce oil in commercial quantities or at the costs anticipated, and our projects may cease production, in part or entirely, in certain circumstances. Drilling programs may become uneconomic as a result of an increase in operating costs to produce oil. Our actual operating costs may differ materially from our current estimates. Moreover, it is possible that other developments, such as increasingly strict environmental, health and safety laws and regulations and enforcement policies thereunder and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities, delays, an inability to complete our drilling programs or the abandonment of such drilling programs, which could cause a material adverse effect on our results of operations and financial condition.

  We are subject to drilling and other operational hazards.

        The oil business involves a variety of operating risks, including, but not limited to:

  •
  blowouts, cratering and explosions;

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  mechanical and equipment problems;

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  uncontrolled flows of oil or well fluids;

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  fires;

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  marine hazards with respect to offshore operations;

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  formations with abnormal pressures;

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  pollution and other environmental risks; and

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  natural disasters.

        These risks are particularly acute in deepwater drilling and exploration. Any of these events could result in loss of human life, significant damage to property, environmental damage, impairment of our operations and substantial losses. In accordance with customary industry practice, we expect to maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events whether or not covered by insurance, could have a material adverse effect on our financial position and results of operations.

         The development schedule of oil projects, including the availability and cost of drilling rigs, equipment, supplies, personnel and oilfield services, is subject to delays and cost overruns.

        Historically, some oil projects have experienced delays and capital cost increases and overruns due to, among other factors, the unavailability or high cost of drilling rigs and other essential equipment, supplies, personnel and oilfield services. The cost to develop our projects has not been fixed and remains dependent upon a number of factors, including the completion of detailed cost estimates and final engineering, contracting and procurement costs. Our construction and operation schedules may not proceed as planned and may experience delays or cost overruns. Any delays may increase the costs of the projects, requiring additional capital, and such capital may not be available in a timely and cost-effective fashion.

         Our operations will involve special risks that could adversely affect operations.

        Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt our operations. As a result, we could incur substantial expenses that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. In particular, we are not intending to put in place business interruption insurance due to the fact that this is not economically viable, and therefore we may not be able to rely on insurance coverage in the event of such natural phenomena.

        Deepwater exploration generally involves greater operational and financial risks than exploration on the shelf. Deepwater drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Such risks are particularly applicable to our deepwater exploration efforts in the Lower Tertiary trend and pre-salt offshore Angola and Gabon, as there has been limited drilling activity in these areas. In addition, there may be production risks of which we are currently unaware. Whether we use existing pipeline infrastructure, participate in the development of new subsea infrastructure or use floating production systems to transport oil from producing wells, if any, these operations may require substantial time for installation, or encounter mechanical difficulties and equipment failures that could result in significant cost overruns and delays. Furthermore, deepwater operations generally, and operations in the Lower Tertiary and offshore West Africa trends in particular, lack the physical and oilfield service infrastructure present on the shelf. As a result, a significant amount of time may elapse between a deepwater discovery and the marketing of the associated oil, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of this infrastructure, reserve discoveries we make in the deepwater, if any, may never be economically producible.

         Our operations in the U.S. Gulf of Mexico may be adversely impacted by tropical storms and hurricanes.

        Tropical storms, hurricanes and the threat of tropical storms and hurricanes often result in the shutdown of operations in the U.S. Gulf of Mexico as well as operations within the path and the projected path of the tropical storms or hurricanes. In the future, during a shutdown period, we may be unable to access wellsites and our services may be shut down. Additionally, tropical storms or hurricanes may cause evacuation of personnel and damage to offshore drilling rigs and other equipment, which may result in suspension of our operations. The shutdowns, related evacuations and damage can create unpredictability in activity and utilization rates, as well as delays and cost overruns, which may have a material adverse impact on our financial condition and results of operations.

         The geographic concentration of our properties in the U.S. Gulf of Mexico and offshore Angola and Gabon subjects us to an increased risk of loss of revenue or curtailment of production from factors specifically affecting the U.S. Gulf of Mexico and offshore Angola and Gabon.

        Our properties are concentrated in two regions: the U.S. Gulf of Mexico and offshore Angola and Gabon. Some or all of these properties could be affected should such regions experience:

  •
  severe weather;

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  delays or decreases in production, the availability of equipment, facilities, personnel or services;

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  delays or decreases in the availability of capacity to transport, gather or process production; and/or

  •
  changes in the regulatory and fiscal environment.

        For example, oil properties located in the U.S. Gulf of Mexico were significantly damaged by Hurricanes Katrina and Rita, which required our competitors to spend a significant amount of time and capital on inspections, repairs, debris removal, and the drilling of replacement wells. Furthermore, oil properties offshore Angola and Gabon are subject to higher country risks than those properties under the sovereignty of the United States. We plan to maintain insurance coverage for only a portion of these risks. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss.

        Due to the concentrated nature of our portfolio of properties, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of properties.

         We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangol.

        In October 2009, we completed negotiations with Sonangol and initialed the finalized Risk Services Agreements ("RSAs") for Blocks 9 and 21 offshore Angola. These RSAs will not be effective unless and until they are officially executed as required by Angolan law, and we do not yet have a scheduled signing date. These RSAs form the basis of our exploration, development and production operations on these blocks. Their execution is a key milestone that allows for the commencement of our offshore Angola drilling program, currently planned to commence in 2010. There is a risk that these RSAs will not be executed and that we may be unable to enforce any contractual rights we have in Blocks 9 and 21 against Sonangol and we will not be able to commence our exploration, development and production operations on these blocks. Further, if the RSAs are executed later than we expect, our exploration, drilling and production timetable for offshore Angola would be delayed and we may not be able to meet our expected spud dates.

         Our non-U.S. operations may be adversely affected by political and economic circumstances in the countries in which we operate.

        Our non-U.S. oil exploration, development and production activities are subject to political and economic uncertainties (including but not limited to changes, sometimes frequent or marked, in energy policies or the personnel administering them), expropriation of property, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrection. These risks may be higher in the developing countries in which we conduct our activities, namely, Angola and Gabon.

        On June 8, 2009, Omar Bongo Ondimba, who had served as president of Gabon since 1967, passed away. While to date there has been little evidence of instability resulting from the succession of political and military power in Gabon, there can be no assurance that instability in the region will not result from Omar Bongo Ondimba's passing.

        Our operations in these areas increase our exposure to risks of war, local economic conditions, political disruption, civil disturbance and governmental policies that may:

  •
  disrupt our operations;

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  restrict the movement of funds or limit repatriation of profits;

  •
  lead to U.S. government or international sanctions; and

  •
  limit access to markets for periods of time.

        Countries in West Africa have experienced political instability in the past. Disruptions may occur in the future, and losses caused by these disruptions may occur that will not be covered by insurance.

Consequently, our non-U.S. exploration, development and production activities may be substantially affected by factors which could have a material adverse effect on our financial condition and results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, we may be subject to the exclusive jurisdiction of courts outside the U.S. or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S., which could adversely affect the outcome of such dispute.

         The oil and gas industry, including the acquisition of exploratory acreage in the U.S. Gulf of Mexico and offshore West Africa, is intensely competitive.

        The international oil and gas industry, including in the U.S. Gulf of Mexico and West Africa, is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply. We operate in a highly competitive environment for acquiring exploratory acreage and hiring and retaining trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than us, which can be particularly important in the areas in which we operate. These companies may be able to pay more for productive oil properties and prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Furthermore, these companies may also be better able to withstand the financial pressures of unsuccessful drill attempts, sustained periods of volatility in financial markets and generally adverse global and industry-wide economic conditions, and may be better able to absorb the burdens resulting from changes in relevant laws and regulations, which would adversely affect our competitive position. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for available capital for investment in the oil and gas industry. As a result of these and other factors, we may not be able to compete successfully in an intensely competitive industry, which could cause a material adverse effect on our results of operations and financial condition.

         Participants in the oil and gas industry are subject to complex laws that can affect the cost, manner or feasibility of doing business.

        Exploration and production activities in the oil and gas industry are subject to extensive local, state, federal and international regulations. We may be required to make large expenditures to comply with governmental regulations, particularly in respect of the following matters:

  •
  licenses for drilling operations;

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  royalty increases, including retroactive claims;

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  drilling and development bonds;

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  reports concerning operations;

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  the spacing of wells;

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  unitization of oil accumulations;

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  remediation or investigation activities for environmental purposes; and

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  taxation.

        Under these and other laws and regulations, we could be liable for personal injuries, property damage and other types of damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that could substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our financial condition and results of operations.

         We and our future operations are subject to numerous environmental, health and safety regulations which may result in material liabilities and costs.

        We are, and our future operations will be, subject to various international, foreign, federal, state and local environmental, health and safety laws and regulations governing, among other things, the emission and discharge of pollutants into the ground, air or water, the generation, storage, handling, use and transportation of regulated materials and the health and safety of our employees. We are required to obtain environmental permits from governmental authorities for certain of our operations, including drilling permits for our wells. There is a risk that we have not been or will not be at all times in complete compliance with these permits and the environmental laws and regulations to which we are subject. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators, including through the revocation of our permits or the suspension or termination of our operations. If we fail to obtain permits in a timely manner or at all (due to opposition from community or environmental interest groups, governmental delays, or any other reasons), such failure could impede our operations, which could have a material adverse effect on our results of operations and our financial condition.

        We, as the named lessee or as the designated operator under our current and future oil leases, could be held liable for all environmental, health and safety costs and liabilities arising out of our actions and omissions as well as those of our third-party contractors. To the extent we do not address these costs and liabilities or if we are otherwise in breach of our lease requirements, our leases could be suspended or terminated. We have contracted with and intend to continue to hire third parties to perform the majority of the drilling and other services related to our operations. There is a risk that we may contract with third parties with unsatisfactory environmental, health and safety records or that our contractors may be unwilling or unable to cover any losses associated with their acts and omissions. Accordingly, we could be held liable for all costs and liabilities arising out of the acts or omissions of our contractors, which could have a material adverse effect on our results of operations and financial condition.

        As the designated operator of our leases, we are required to maintain bonding or insurance coverage for certain risks relating to our operations, including environmental risks. We maintain insurance at levels that we believe are consistent with industry practices, but we are not fully insured against all risks. Our insurance may not cover any or all environmental claims that might arise from our operations or those of our third-party contractors. If a significant accident or other event occurs and is not fully covered by our insurance, or our third-party contractors have not agreed to bear responsibility, such accident or event could have a material adverse effect on our results of operations and our financial condition. In addition, we may not be able to obtain required bonding or insurance coverage at all or in time to meet our anticipated startup schedule for each well, and if we fail to obtain this bonding or coverage, such failure could have a material adverse effect on our results of operations and financial condition.

        Releases to deepwater of regulated substances are possible, and under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at our facilities and at any third party waste disposal sites used by us or on our behalf. In addition, offshore oil exploration and production involves various hazards, including human exposure to regulated substances, including naturally occurring radioactive materials. As such, we could be held liable for any and all consequences arising out of human exposure to such substances or other damage resulting from the release of hazardous substances to the environment, endangered species, property or to natural resources.

        In addition, we expect continued attention to climate change issues. Various countries and U.S. states and regions have agreed to regulate emissions of greenhouse gases, including methane (a primary component of natural gas) and carbon dioxide, a byproduct of oil and natural gas combustion. The U.S. federal government as well as the U.S. Environmental Protection Agency are currently considering national greenhouse gas regulation, each having proposed bills or rules which would require or result in greenhouse gas emissions reductions. Final laws or regulations could be adopted this or next year. The regulation of greenhouse gases in the areas in which we, our customers and the end-users of our products operate could adversely impact our operations and the demand for our products.

        Environmental, health and safety laws are complex, change frequently and have tended to become increasingly stringent over time. Our costs of complying with current and future environmental, health and safety laws, and our liabilities arising from releases of, or exposure to, regulated substances may adversely affect our results of operations and our financial condition. See "Business—Environmental Matters and Regulation."

         Non-U.S. holders of our common stock, in certain situations, could be subject to U.S. federal income tax upon the sale, exchange or other disposition of our common stock.

        We believe that we are, and will remain for the foreseeable future, a U.S. real property holding corporation for U.S. federal income tax purposes. As a result, under the Foreign Investment in Real Property Tax Act ("FIRPTA"), certain non-U.S. investors may be subject to U.S. federal income tax on gain from the disposition of shares of our common stock, in which case they would also be required to file U.S. tax returns with respect to such gain. Whether these FIRPTA provisions apply depends on the amount of our common stock that such non-U.S. investors hold and whether, at the time they dispose of their shares, our common stock is regularly traded on an established securities market (such as the NYSE) within the meaning of the applicable Treasury Regulations. So long as our common stock is listed on the NYSE, only a non-U.S. investor who has held, actually or constructively, more than 5% of our common stock may be subject to U.S. federal income tax on the disposition of our common stock under FIRPTA. See "Material U.S. Federal Tax Considerations for Non-U.S. Holders—Gain on Disposition of Common Stock."

         We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

        We are subject to the Foreign Corrupt Practices Act ("FCPA") and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We do business and may do additional business in the future in countries and regions in which we may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations, or private entities. Thus, we face the risk of unauthorized payments or offers of payments by one of our employees or consultants, even though these parties are not always subject to our control. Our existing safeguards and any future improvements may prove to be less than effective, and our employees and consultants may engage in conduct for which we might be held responsible. The RSAs we expect to enter into concerning Blocks 9 and 21 offshore Angola require us to partner with two Angolan-based E&P companies assigned to us by the Angolan government. We have not worked with either of these companies in the past, and, therefore, our familiarity with these companies is limited. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

         We may incur substantial losses and become subject to liability claims as a result of future oil and natural gas operations, for which we may not have adequate insurance coverage.

        We intend to maintain insurance against risks in the operation of the business we plan to develop and in amounts in which we believe to be reasonable. Such insurance, however, may contain exclusions and limitations on coverage. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations.

Risks Relating to This Offering

         An active and liquid trading market for our common stock may not develop.

        Prior to this offering, our common stock was not traded on any market. An active and liquid trading market for our common stock may not develop or be maintained after this offering. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

         Our stock price may be volatile, and purchasers of our common stock could incur substantial losses.

        Our stock price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including, but not limited to:

  •
  the price of oil and natural gas;

  •
  the success of our exploration and development operations, and the marketing of any oil we produce;

  •
  regulatory developments in the United States and foreign countries where we operate;

  •
  the recruitment or departure of key personnel;

  •
  quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

  •
  market conditions in the industries in which we compete and issuance of new or changed securities;

  •
  analysts' reports or recommendations;

  •
  the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

  •
  the inability to meet the financial estimates of analysts who follow our common stock;

  •
  the issuance of any additional securities of ours;

  •
  investor perception of our company and of the industry in which we compete; and

  •
  general economic, political and market conditions.

         A substantial portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        All of the shares being sold in this offering will be freely tradable without restrictions or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act. All of our restricted shares will be eligible for sale in the public market beginning in 2010, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144, and also the lock-up agreements described under "Underwriting" in this prospectus. Additionally, we intend to register all shares of our common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them. Sales of a substantial number of shares of our common stock, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

         The concentration of our capital stock ownership among our largest stockholders, and their affiliates, will limit your ability to influence corporate matters.

        After our offering, we anticipate that our four largest stockholders will collectively own approximately 76% of our outstanding common stock. Consequently, these stockholders have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

         If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See "Dilution."

         We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

        Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our operating results or enhance the value of our common stock. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest our net proceeds from this offering in a manner that does not produce income or that loses value. See "Use of Proceeds" in this prospectus.

         Provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could deter or prevent a change in control.

        Some provisions in our certificate of incorporation and by-laws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of shares of our preferred stock and the right of the board of directors to amend the by-laws, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

         We will be a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

        Upon completion of this offering, funds affiliated with First Reserve Corporation, Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group, and KERN Partners Ltd. and certain limited partners in such funds affiliated with KERN Partners Ltd., respectively, will continue to control a majority of the voting power of our outstanding common stock, after giving effect to our corporate reorganization, and we will be a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors;

  •
  the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

        Following this offering, we intend to elect to be treated as a controlled company and utilize these exemptions, including the exemption for a board of directors composed of a majority of independent directors. In addition, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations for these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. We will rely on the phase-in rules of the Securities and Exchange Commission (the "SEC") and the NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains estimates and forward-looking statements, principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Industry." Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

        Our estimates and forward-looking statements may be influenced by the following factors, among others:

  •
  uncertainties inherent in making estimates of our oil and natural gas data;

  •
  the volatility of oil prices;

  •
  discovery and development of oil reserves;

  •
  projected and targeted capital expenditures and other costs, commitments and revenues;

  •
  current and future government regulation of the oil and gas industry;

  •
  changes in environmental laws or the implementation of those laws;

  •
  termination of or intervention in concessions, rights or authorizations granted by the United States, Angolan and Gabonese governments to us;

  •
  competition;

  •
  our ability to find, acquire or gain access to other prospects and to successfully develop our current prospects;

  •
  the successful implementation of our and our partners' prospect development and drilling plans;

  •
  the availability and cost of drilling rigs, production equipment, supplies, personnel and oilfield services;

  •
  the availability and cost of developing appropriate infrastructure around and transportation to our prospects;

  •
  military operations, terrorist acts, wars or embargoes;

  •
  the ability to obtain financing;

  •
  our dependence on our key management personnel and our ability to attract and retain qualified personnel;

  •
  our vulnerability to severe weather events, especially tropical storms and hurricanes in the U.S. Gulf of Mexico;

  •
  the cost and availability of adequate insurance coverage; and

  •
  other risk factors discussed in the "Risk Factors" section of this prospectus.

        The words "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "plan" and similar words are intended to identify estimates and forward-looking statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

 DIVIDEND POLICY

        At the present time, we intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. The decision to pay dividends is at the discretion of our board of directors and depends on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

 USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 63,000,000 shares of common stock in this offering will be approximately $810.2 million after deducting estimated offering expenses payable by us of $3.8 million and underwriting discounts and commissions. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $932.2 million.

        We intend to use the net proceeds from this offering and other resources available to us to fund our capital expenditures, and in particular our drilling and exploration program through 2011, and our related operating expenses, and for general corporate purposes. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest bearing, investment-grade securities.

 CORPORATE REORGANIZATION

        Cobalt International Energy, Inc. is a Delaware corporation that was formed for the purpose of making this offering. Pursuant to the terms of a corporate reorganization that will be completed simultaneously with, or prior to, the closing of this offering, Cobalt International Energy, Inc. will acquire all of the outstanding limited partnership interests in Cobalt International Energy, L.P. in exchange for shares of Cobalt International Energy, Inc.'s common stock. Therefore, investors in this offering will only receive, and this prospectus only describes the offering of, shares of common stock of Cobalt International Energy, Inc. Our business will continue to be conducted through Cobalt International Energy, L.P.

        The reorganization will consist of exchanges of certain limited partnership interests (or the stock of special purpose entities holding limited partnership interests, including through wholly-owned subsidiaries) for common stock, a merger pursuant to which the remaining limited partnership interests are converted into common stock, and the contribution of shares of CIP GP Corp., the general partner of Cobalt International Energy, L.P., by certain of our Class A limited partners holding such shares to Cobalt International Energy, Inc. for no consideration. Upon completion of the reorganization, Cobalt International Energy, Inc. will own, directly or indirectly through the special purpose entities, all of the limited partnership interests in Cobalt International Energy, L.P., and the former holders of the limited partnership interests in Cobalt International Energy, L.P. will own an aggregate of 283,200,000 shares of common stock based on their relative rights as set forth in Cobalt International Energy, L.P.'s limited partnership agreement. Specifically, each outstanding limited partnership interest will be directly or indirectly exchanged for a number of shares of common stock equal to its pre-offering equity value, as determined by our limited partnership agreement, divided by the initial public offering price. Any increase or decrease in the initial public offering price as compared to the assumed initial public offering price will change the relative percentages of common stock owned by the former holders of limited partnership interests, but will not change the aggregate number of shares outstanding following the completion of this offering. See "Description of Capital Stock" for additional information regarding the terms of our certificate of incorporation and by-laws as will be in effect upon the closing of this offering.

        Immediately prior to the completion of the reorganization, our Class A limited partners will fund a capital call of approximately $186 million pursuant to existing capital commitments. Substantially all of the proceeds from this capital call will be used to retire a $186 million guarantee that certain of our Class A limited partners (or affiliates thereof) have made with respect to our ENSCO 8503 drilling rig, which we are required to retire in connection with an initial public offering pursuant to our limited partnership agreement. These proceeds will be placed in a restricted cash account for the benefit of ENSCO, and the Class A limited partners will be absolved of any future obligation related to the ENSCO 8503 drilling rig guarantee.

        Upon the completion of the reorganization, our limited partnership agreement will be amended and restated to terminate the rights and obligations of our limited partners, including the obligations to contribute capital and the right to receive management fees.

        We refer to the reorganization pursuant to which Cobalt International Energy, Inc. will acquire all of the limited partnership interests in Cobalt International Energy, L.P. in exchange for shares of Cobalt International Energy, Inc.'s common stock, the $186 million capital call, the release of the rig guarantee and the amendment of Cobalt International Energy, L.P.'s limited partnership agreement as our "corporate reorganization."

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2009 on an actual basis, pro forma to give effect to our corporate reorganization and pro forma as adjusted for the effect of this offering.

        You should read this table together with "Use of Proceeds," "Selected Historical and Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma to give effect to our corporate reorganization(1)	Pro Forma as adjusted for the effect of this offering(1)(2)
	($ in thousands, except per share data)
Cash and cash equivalents	$266,921	$266,921	$1,077,099
Restricted cash	—	186,229	186,229

Short-term debt, including current portion of long-term debt	$—	$—	$—
Long-term debt	—	—	—
Partners' capital/Stockholders' equity:
Class A limited partnership interests outstanding, actual	1,072,248	—	—
Class B limited partnership units; 100,000 units outstanding, actual	6,297	—	—
Class C limited partnership units; -0- units outstanding, actual	—	—	—
Class D limited partnership units; -0- units outstanding, actual	—	—	—
Common stock, $0.01 par value per share; 273,165,202 shares issued and outstanding, pro forma to give effect to our corporate reorganization(3) ; 336,165,202 shares issued and outstanding, pro forma as adjusted for the effect of this offering(4)	—	2,732	3,362
Additional paid-in capital	—	1,262,042	2,071,591
Retained earnings (accumulated deficits)	(322,146)	(322,146)	(322,146)
Accumulated other comprehensive income	—	—	—

Total Partners' capital/stockholders' equity	756,399	942,628	1,752,807

Total capitalization	$756,399	$942,628	$1,752,807

(1)
Gives effect to (i) the funding by the Class A limited partners of a $186 million capital call to be used to retire the unfunded guarantee made by the Class A limited partners with respect to our ENSCO 8503 drilling rig and the issuance of certain limited partnership interests to such Class A limited partners with respect thereto, (ii) the issuance of certain limited partnership interests to management and employees in connection with our corporate reorganization, (iii) the exchanges of certain limited partnership interests (or the stock of special purpose entities holding limited partnership interests, including through wholly-owned subsidiaries) for shares of common stock, (iv) a merger pursuant to which the remaining limited partnership interests are converted into common stock, and (v) the contribution of shares of CIP GP Corp., the general partner of Cobalt International Energy, L.P., by certain of our Class A limited partners holding such shares to Cobalt International Energy, Inc. for no consideration. The proceeds from the $186 million capital call will be placed into a restricted cash account to retire the unfunded guarantee made by the Class A limited partners with respect to our ENSCO 8503 drilling rig.

  (2)
  Also gives effect to the issuance of 63,000,000 shares of common stock contemplated by this offering at an initial public offering price of $13.50 per share less underwriting discounts and commissions and expenses payable by us.

  (3)
  Pursuant to the limited partnership agreement, all of the limited partnership interests of Cobalt International Energy, L.P., including (i) limited partnership interests issued upon the funding of the $186 million capital call, (ii) limited partnership interests issued to management and employees in connection with our corporate reorganization, (iii) all unvested limited partnership interests and (iv) any interests reserved for future issuance, will be exchanged and converted into shares of common stock based on the pre-offering equity value of such interests. This results in the Class A, B, C and D limited partnership interests being exchanged and converted into 257,912,962; 20,346,471; 2,312,902 and 2,627,665 shares of common stock, respectively, or 283,200,000 shares of common stock in the aggregate. 273,165,202 shares issued and outstanding, pro forma to give effect to our corporate reorganization, excludes (i) 10,034,798 unvested shares related to unvested limited partnership interests of which 4,283,650 unvested shares were issued with respect to partnership interests granted to management and employees in connection with our corporate reorganization and (ii) 920,148 shares which were reserved for issuance pursuant to our Long Term Incentive Plan.

  (4)
  336,165,202 shares issued and outstanding, pro forma as adjusted for the effect of this offering, includes 63,000,000 shares issued pursuant to this offering and excludes (i) 10,034,798 unvested shares related to unvested limited partnership interests of which 4,283,650 unvested shares were issued with respect to partnership interests granted to management and employees in connection with our corporate reorganization and (ii) 656,916 shares which were reserved for issuance pursuant to our Long Term Incentive Plan.

        No material change has occurred to our capitalization since September 30, 2009, after giving effect to our corporate reorganization and this offering.

 DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (tangible assets less total liabilities) by the number of outstanding shares of common stock.

        Our pro forma net tangible book value at September 30, 2009 after giving effect to our corporate reorganization was $942,628,000 or $3.45 per share of common stock, based on 273,165,202 shares of common stock outstanding prior to the closing of this offering. After giving effect to our corporate reorganization and the sale of 63,000,000 shares of common stock by us in this offering at an initial public offering price of $13.50 per share, less the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2009, would be $1,752,807,000, or $5.21 per share. This represents an immediate increase in the pro forma net tangible book value of $1.76 per share to existing stockholders and an immediate dilution of $8.29 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price		$13.50
Pro forma net tangible book value per share as of September 30, 2009 after giving effect to our corporate reorganization	$3.45
Increase per share attributable to this offering	1.76

Pro forma net tangible book value per share after giving effect to our corporate reorganization and this offering		5.21

Dilution per share to new investors in this offering		$8.29

        The following table shows, at September 30, 2009, on a pro forma basis as described above, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percentage	Amount		Percentage
Existing stockholders	273,165,202	81.3%	$1,258,567,226	(1)	59.7%	$4.61
New investors	63,000,000	18.7%	$850,500,000		40.3%	$13.50

Total	336,165,202	100.00%	$2,109,067,226		100.00%	$6.27

(1)
Represents the total amount of capital contributions made by the Class A limited partners, including the $186 million capital call described under "Corporate Reorganization."

        Assuming the underwriters' over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to 79.0% and will increase the number of shares held by new investors to 72,450,000, or 21.0%. This information is based on shares outstanding as of September 30, 2009, after giving effect to our corporate reorganization. No material change has occurred to our equity capitalization since September 30, 2009, after giving effect to our corporate reorganization and this offering.

 SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

        The selected historical financial information set forth below should be read in conjunction with the sections titled "Corporate Reorganization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Cobalt International Energy, L.P.'s financial statements and the notes to those financial statements included elsewhere in this prospectus. The consolidated statements of operations and cash flows information for the years ended December 31, 2006, 2007 and 2008 and the balance sheet information as of December 31, 2006, 2007 and 2008 were derived from Cobalt International Energy, L.P.'s audited financial statements. We derived the consolidated statements of operations and cash flows information for the nine months ended September 30, 2008 and 2009, for the period from November 10, 2005 (Inception) through September 30, 2009, and the consolidated balance sheet data as of September 30, 2009 from Cobalt International Energy, L.P.'s unaudited consolidated financial information appearing elsewhere in this prospectus, which, in management's opinion, includes all adjustments necessary for the fair presentation of Cobalt International Energy, L.P.'s financial condition as of such date and Cobalt International Energy, L.P.'s results of operations for such periods. Results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results of operations that may be achieved for the entire year. The unaudited pro forma information is based on assumptions and includes adjustments as explained in the notes to the table. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have been achieved for this period or that may be achieved in the future.

        Other than as indicated under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," all accounting policies in effect for Cobalt International Energy, L.P. and described in this prospectus will remain in effect upon completion of the corporate reorganization and will be utilized by Cobalt International Energy, Inc.

Consolidated Statement of Operations Information:

						Period November 10, 2005 (Inception) through September 30, 2009
	Year Ended December 31,			Nine-Month Period Ended September 30,
	2006(1)	2007	2008	2008	2009
	Audited	Audited	Audited	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands, except per share data)
Oil and gas revenue	$—	$—	$—	$—	$—	$—
Operating costs and expenses
Seismic and exploration	92,434	86,813	41,274	32,185	6,224	227,129
General and administrative	19,423	23,090	31,271	18,869	22,418	97,209
Depreciation and amortization	292	435	683	498	442	1,853

Total operating costs and expenses	112,149	110,338	73,228	51,552	29,084	326,191

Operating income (loss)	(112,149)	(110,338)	(73,228)	(51,552)	(29,084)	(326,191)
Other income
Interest income	(622)	(1,384)	(1,632)	(1,619)	(404)	(4,045)

Total other income	(622)	(1,384)	(1,632)	(1,619)	(404)	(4,045)

Net income (loss)	$(111,527)	$(108,954)	$(71,596)	$(49,933)	$(28,680)	$(322,146)

Pro forma net income (loss) (unaudited)(2)
Net income (loss) as reported			$(71,596)		$(28,680)
Pro forma adjustment for management fees(3)			1,689		2,121
Pro forma adjustment for income taxes(4)			—		—

Pro forma net income (loss) allocable to common shareholders			$(69,907)		$(26,599)

Pro forma basic and diluted net income (loss) per common share(5)			$(0.26)		$(0.10)

Weighted average common shares outstanding used in pro forma basic and diluted net income (loss) per common share(6)			269,747,213		273,165,202

(1)
No financial information is provided for the stub period from inception on November 10, 2005 to December 31, 2005. During this period minimal funding was received and expenditures incurred were related to organization start-up.

(2)
Simultaneously with or prior to the closing of this offering, Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc. Upon the completion of our corporate reorganization, all of Cobalt International Energy, L.P.'s outstanding limited partnership interests will be exchanged for shares of Cobalt International Energy, Inc.'s common stock based on these interests' relative rights as set forth in Cobalt International Energy, L.P.'s limited partnership agreement. Additionally, we will become subject to federal and state income taxes.

(3)
Upon completion of the corporate reorganization the right of our sponsors to receive a management fee will terminate.

(4)
No income tax benefit has been reflected since a full valuation allowance would have been established against the deferred tax asset that would have been generated as a result of the operating results.

(5)
Non-vested restricted stock awards of 8,511,749 and 5,094,231 for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively, were excluded from the pro forma calculation of diluted net income (loss) per common share because they were anti-dilutive for the applicable period.

(6)
The weighted average common shares outstanding have been calculated as if the ownership structure was a corporation since inception based on the exchange ratios at the time of the offering and does not include the shares to be issued pursuant to this offering. See "Capitalization" for further information on the exchange and conversion of the limited partnership interests for shares of common stock.

Consolidated Balance Sheet Information:

	As of December 31,			As of September 30,
						Pro forma as of September 30, 2009(4)
	2006	2007	2008	2008	2009
	Audited	Audited	Audited	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands)
Cash and cash equivalents(1)	$10,631	$95,946	$5,103	$21,139	$266,921	$1,077,099
Total current assets	11,726	99,371	23,819	29,782	320,202	1,316,609
Total property, plant and equipment(2)	50,915	122,097	760,728	732,119	473,647	473,647
Total assets	62,726	254,658	784,604	761,986	793,906	1,790,314
Total current liabilities(3)	16,166	10,785	44,133	29,099	37,507	37,507
Total long-term liabilities	—	—	—	—	—	—
Total partners' capital/stockholders' equity	46,560	243,873	740,471	732,886	756,399	1,752,807
Total liabilities and partners' capital/stockholders' equity	62,726	254,658	784,604	761,986	793,906	1,790,314

(1)
The large cash balance at December 31, 2007 represents cash on hand for anticipated lease awards by the MMS for the 2007 Central Gulf of Mexico Lease Sale. The cash balance at September 30, 2009 represents cash received from TOTAL and Sonangol for transactions concluded in the U.S. Gulf of Mexico.

(2)
The year-to-year variances from 2006 to 2008 represent additions to our lease inventory in the U.S. Gulf of Mexico and offshore Angola and Gabon. The decrease as of September 30, 2009 reflects the farm-out of the U.S. Gulf of Mexico lease interests to TOTAL and Sonangol.

(3)
The increase in the current liabilities at September 30, 2008 and December 31, 2008 consists of the period accruals for capital expenditures.

(4)
Includes the effect of our corporate reorganization and the effect of this offering as described in "Corporate Reorganization," "Capitalization" and "Dilution."

Consolidated Statement of Cash Flows Information:

						Period November 10, 2005 (Inception) through September 30, 2009
	Year Ended December 31,			Nine-Month Period Ended September 30,
	2006	2007	2008	2008	2009
	Audited	Audited	Audited	(Unaudited)	(Unaudited)	(Unaudited)
	($ in thousands)
Net cash provided by (used in):
Operating activities	$(95,607)	$(116,050)	$(82,164)	$(54,137)	$(62,995)	$(325,472)
Investing activities	(51,229)	(103,770)	(575,771)	(559,504)	282,776	(479,855)
Financing activities	154,984	305,135	567,092	538,834	42,037	1,072,248

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Business—How We Identify and Analyze Prospects" and the other matters set forth in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus, as well the information presented under "Selected Historical and Pro Forma Financial Information." Due to the fact that we have not generated any revenues, we believe that the financial information contained in this prospectus is not indicative of, or comparable to, the financial profile that we expect to have once we begin to generate revenues. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

        We are an independent, oil-focused exploration and production company with a world-class below salt prospect inventory in the deepwater U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. We have established a portfolio of 132 identified, well-defined prospects, comprised of 47 prospects located in the deepwater U.S. Gulf of Mexico and 85 prospects located in offshore West Africa.

        Pursuant to the terms of a corporate reorganization that will be completed prior to or simultaneously with and is contingent upon the completion of the offering described in this prospectus, all of the interests in Cobalt International Energy, L.P. will be exchanged for common stock of Cobalt International Energy, Inc., and as a result Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc.

        Since we began our operations in late 2005, we have devoted substantially all of our resources to identifying and acquiring a deepwater prospect inventory in the U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. In order to identify acreage that we believe has the potential for large hydrocarbon accumulations, we acquire, analyze and develop extensive geophysical data, including 2-D and 3-D seismic data. From our inception on November 10, 2005 through September 30, 2009, we have incurred costs of approximately $211 million on the acquisition, processing and analysis of extensive geophysical data. Using this data we developed a targeted leasing strategy and were successful in acquiring leasehold interests in 113 blocks covering 517,400 net acres in the 2006, 2007 and 2008 MMS Lease Sales in the U.S. Gulf of Mexico for an aggregate of $633 million. In addition, we have acquired additional leasehold interests as a result of our alliance with TOTAL. We are the operator on approximately 75% of our blocks and have varying working interests. Most of our U.S. Gulf of Mexico leases have a 10-year primary term, expiring between 2016 and 2019. In the U.S. Gulf of Mexico, the royalties on our lease blocks range from 12.5% to 18.75% with a lease block weighted average of 16%. Assuming we are able to commence exploration and production activities or successfully exploit our properties during the primary lease term, our leases would extend beyond the primary term, generally for the life of production.

        In 2007 we acquired contractual rights to Blocks 9, 21 and one additional block, comprising 1.26 million net acres offshore Angola for which we paid signature bonuses of $4.0 million, $10.0 million and $10.0 million, respectively. We anticipate licenses to explore for, develop and produce oil will be issued to us with respect to Blocks 9 and 21 in the form of a RSA for each block. If these licenses are not issued, we may not be able to enforce any contractual rights we have in Blocks 9 and 21 against Sonangol and will not be able to commence exploration, development or production operations on these blocks. Further, if the licenses are issued to us later than we expect, we may not be able to meet our expected spud dates. See "Risk Factors—We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangol." As part of our contractual agreement for Blocks 9, 21 and one additional block, we have agreed to cover the costs of a local partner who holds a 10% interest in the blocks.

        On November 29, 2007, we entered into an assignment agreement with Total Gabon and paid approximately $2.0 million for a 21.25% working interest in the Diaba Block offshore Gabon. Through the assignment we became a party to the PSA between the operator, Total Gabon, and the Republic of Gabon. This agreement gives Cobalt and Total Gabon the right to recover costs incurred and receive a share of the remaining profit from any commercial discoveries made on the block.

        In early 2008, we acquired a 9.375% working interest in Green Canyon 816, 859, 860 and 903 from an existing owner for $14.5 million.

        On May 7, 2008, we acquired a 20% working interest in Walker Ridge 8, 51 and 52 from an existing owner for $25.3 million.

        On May 15, 2008, we signed a participation agreement with Sonangol (which we subsequently announced on April 22, 2009) whereby they were assigned a 25% non-operated interest of our pre-TOTAL alliance interest in 11 of our U.S. Gulf of Mexico oil and natural gas exploration leases for $50.1 million and reimbursement of $10.0 million for our exploration and seismic costs related to those leases. The price Sonangol paid us for this interest was based on the price we paid for such leases in the 2007 and 2008 MMS Gulf of Mexico Lease Sales. This transaction resulted in no gain or loss to Cobalt.

        On April 6, 2009, we announced a long-term alliance with TOTAL in which, through a series of transactions, we combined our respective U.S. Gulf of Mexico exploratory lease inventory through the exchange of a 40% interest in our leases for a 60% interest in TOTAL's leases, resulting in a current combined alliance portfolio of 216 leases. We will act as operator on behalf of the alliance through the exploration and appraisal phases of development. As part of the alliance, TOTAL committed, among other things to (i) provide a 5th generation deepwater rig to drill a mandatory five-well program on existing Cobalt-operated blocks, (ii) pay up to $300 million to carry a substantial share of Cobalt's costs with respect to the five-well program (above the amounts TOTAL has agreed to pay as owner of a 40% interest), (iii) pay an initial amount of approximately $280 million primarily as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements, (iv) pay 40% of the general and administrative costs relating to our operations in the U.S. Gulf of Mexico during the 10-year alliance term, and (v) award us up to $180 million based on the success of the alliance's initial five-well program, in all cases subject to certain conditions and limitations. Additionally as part of the alliance, we formed a U.S. Gulf of Mexico-wide area of mutual interest with TOTAL, whereby each party has the right to participate in any oil and natural gas lease interest acquired by the other party within this area. No gain or loss was recognized as a result of these agreements.

        In the U.S. Gulf of Mexico, our exploration program is initially focused in the Tahiti Basin Miocene trend. In addition to Ligurian, our drilling program includes the Heidelberg #2 appraisal well that we expect will commence drilling in late December 2009, the Criollo exploration well, which we are currently drilling, the Firefox exploration well, which we expect to commence drilling in 2010, as well as additional appraisal and development wells. In addition, we plan to commence drilling the "Aegean," "North Platte" and "Catalan" prospects in the inboard Lower Tertiary trend in 2010 and 2011. We estimate that the average gross cost to drill and evaluate an exploration well is approximately $100 to $130 million for Miocene prospects and approximately $140 to $170 million for inboard Lower Tertiary prospects, the average gross cost to drill and evaluate an appraisal well is approximately $110 to $140 million for Miocene prospects and approximately $150 to $180 million for inboard Lower Tertiary prospects, while the average gross cost to drill and evaluate a development well is approximately $140 to $170 million for Miocene fields and approximately $180 to $210 million for inboard Lower Tertiary fields.

        We currently have agreements to operate two deepwater drilling rigs in the U.S. Gulf of Mexico: the Transocean DD-I rig, which TOTAL delivered to us on July 7, 2009, and the ENSCO 8503, a 5th generation semi-submersible drilling rig, which we leased from ENSCO for a two year term commencing in the fourth quarter of 2010, which may be extended to a three or four year term at our option. The lease for the Transocean DD-I rig runs for a period of 270 days and has an aggregate rate for the period of the contract of approximately $138 million, representing a base operating rate of $500,000 per day, subject to adjustment. The lease for the ENSCO 8503 drilling rig has an aggregate rate for the first two years of the contract of approximately $372 million, representing a base operating rate of $510,000 per day, subject to adjustment. Under the terms of the contract, we will pay for the transportation of the ENSCO 8503 drilling rig to the U.S. Gulf of Mexico, which we anticipate will be approximately $24 million. We continually evaluate opportunities to contract for the use of additional rigs, and in order to increase our capacity to drill wells in addition to those included in our current contracted-for drilling schedule using the ENSCO 8503 and Transocean DD-I drilling rigs, we will need to gain access to additional suitable rigs in the future.

        If we are successful in discovering economic quantities of oil in the U.S. Gulf of Mexico, development would require access to existing third-party infrastructure and newly constructed processing facilities owned by the working interest partnership or leased from third-party providers. If our initial exploratory wells are successful, we anticipate beginning commercial production and therefore generating revenue, from our U.S. Gulf of Mexico properties between 2012 and 2014.

        In Angola, we will work in a contractor relationship to the national oil company, Sonangol, with terms and conditions established by RSAs. In Gabon, we will work in a contractor relationship to the Republic of Gabon with terms and conditions established by PSAs. We are the operator for Blocks 9 and 21 offshore Angola and expect to commence drilling operations offshore Angola in 2010. We will need to secure a rig in connection with our offshore Angola operations, which will require substantial involvement from Sonangol, who may consider factors other than our drill schedule. Offshore Angola and Gabon, we estimate that the gross cost to drill and evaluate an exploration, appraisal or development well is approximately $45 to $65 million for pre-salt prospects and $30 to $50 million for above salt prospects.

        If we are successful in discovering economic quantities of oil offshore Angola and Gabon, we intend to lease FPSOs from third-parties. If our initial exploratory wells are successful, we anticipate beginning commercial production and therefore generating revenue, from our properties offshore Angola and Gabon between 2014 and 2016. However, we will not be able to commence our offshore Angola drilling program until we have entered into the RSAs with Sonangol.

        Based on our current operating plans, we believe that the proceeds from this offering, together with our existing cash, will be sufficient to meet our anticipated operating needs until the end of 2011, and after that time we will require substantial additional capital. We do not expect to begin commercial production, and therefore generate revenue from production before 2012, which will depend upon successful drilling results, additional and timely capital funding, and access to suitable infrastructure. In addition, in budgeting for our activities following this offering, we have relied on a number of assumptions, including with regard to our discovery success rate, the number of wells we plan to drill, our working interests in our prospects, the costs involved in developing or participating in the development of a prospect, the timing of third party projects and the availability of both suitable equipment and qualified personnel. These assumptions are inherently subject to significant business, economic, regulatory, environmental and competitive uncertainties, contingencies and risks, all of which are difficult to predict and many of which are beyond our control. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our hydrocarbon asset acquisition, exploration or development efforts more rapidly than we presently anticipate, and we may decide to raise additional funds even before we need them if the conditions for raising capital are favorable. We may seek to sell additional equity or debt securities or obtain a bank credit facility. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations.

Factors Affecting Comparability of Future Results

        You should read this management's discussion and analysis of our financial condition and results of operations in conjunction with our historical financial statements included elsewhere in this prospectus. Below are the period-to-period comparisons of our historical results and the analysis of our financial condition. In addition to the impact of the matters discussed in "Risk Factors," our future results could differ materially from our historical results due to a variety of factors, including the following:

        Success in the Discovery and Development of Oil Reserves.    Because we have no operating history in the production of oil, our future results of operations and financial condition will be directly affected by our ability to discover and develop reserves through our drilling activities. Currently, our estimated oil asset base does not qualify as proved reserves. The calculation of our geological and petrophysical estimates is complex and imprecise, and it is possible that our future exploration will not result in additional discoveries, and, even if we are able to successfully make such discoveries, there is no certainty that the discoveries will be commercially viable to produce. Our results of operations will be adversely affected in the event that our estimated oil asset base does not result in reserves that may eventually be commercially developed.

        Oil and Gas Revenue.    We have not yet commenced oil production. If and when we do commence production, we expect to generate revenue from such production. No oil and gas revenue is reflected in our historical financial statements.

        Production Costs.    We have not yet commenced oil production. If and when we do commence production, we will incur production costs. Production costs are the costs incurred in the operation of producing and processing our production and are primarily comprised of lease operating expense, workover costs and production and ad valorem taxes. No production costs are reflected in our historical financial statements.

        General and Administrative Expenses.    We expect to incur approximately $3.3 million per year in incremental general and administrative expenses as a result of becoming a publicly traded company. These costs include expenses associated with our annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, and accounting and legal services. Upon the consummation of our corporate reorganization, we will no longer be required to pay monitoring fees to certain limited partnership interestholders pursuant to the terms of Cobalt International Energy, L.P.'s limited partnership agreement. These differences in general and administrative expenses are not reflected in our historical financial statements.

        Depreciation, Depletion and Amortization.    We have not yet commenced oil or natural gas production. If and when we do commence production, we will amortize the costs of successful exploration, appraisal, drilling and field development using the unit-of-production method based on total estimated proved developed oil and gas reserves. Costs of acquiring proved and unproved leasehold properties and associated asset retirement costs will be amortized using the unit-of-production method based on total estimated proved developed and undeveloped reserves. No depletion of oil and gas properties is reflected in our historical financial statements.

        Demand and Price.    The demand for oil is susceptible to volatility related to, among other factors, the level of global economic activity and may also fluctuate depending on the performance of specific industries. We expect that a decrease in economic activity, in the United States and elsewhere, would adversely affect demand for oil we expect to produce. Since we have not generated revenues, these key factors will only affect us when we produce and sell hydrocarbons.

        We expect to earn income from:

  •
  domestic sales, which consist of sales of oil and natural gas;

  •
  sales to international markets (exports); and

  •
  other sources, including services, investment income and foreign exchange gains.

        We expect that our expenses will include:

  •
  costs of sales (which are composed of production costs, insurance, and costs associated with the operation of our wells);

  •
  maintenance and repair of property and equipment;

  •
  costs of acquiring seismic data;

  •
  depreciation and amortization of fixed assets;

  •
  depletion of oilfields;

  •
  exploration costs;

  •
  selling expenses (which include expenses relating to the transportation and distribution of our products) and general and administrative expenses; and

  •
  interest expense and foreign exchange losses.

        We expect that fluctuations in our financial condition and results of operations will be driven by a combination of factors, including:

  •
  the volume of oil we produce and sell;

  •
  changes in the domestic and international prices of oil, which are denominated in U.S. dollars;

  •
  fluctuations in the royalty rates on the leases that we hold;

  •
  our success in future bidding rounds for concessions;

  •
  political and economic conditions in the United States, Angola and Gabon; and

  •
  the amount of taxes and duties that we are required to pay with respect to our future operations, by virtue of our status as a U.S. company and our involvement in the oil and gas industry.

Results of Operations

        The discussion of the results of operations and the period-to-period comparisons presented below analyzes our historical results. The following discussion may not be indicative of future results.

  Nine Months Ended September 30, 2008 vs. 2009

	Nine-Month Period Ended September 30,
			Increase (Decrease)	Percentage Change
	2008	2009
	(Unaudited)
	($ in thousands)
Oil and gas revenue	$—	$—	$—	0%
Operating costs and expenses
Seismic and exploration	32,185	6,224	(25,961)	(80.7)%
General and administrative	18,869	22,418	3,549	18.8%
Depreciation and amortization	498	442	(56)	(11.2)%

Total operating costs and expenses	51,552	29,084	(22,468)	(43.6)%

Operating income (loss)	(51,552)	(29,084)	22,468	43.6%
Other income
Interest income	(1,619)	(404)	(1,215)	(75.0)%

Total other income	(1,619)	(404)	(1,215)	(75.0)%

Net income (loss)	$(49,933)	$(28,680)	$21,253	42.6%

        Oil and gas revenue.    We have not yet commenced oil production. Therefore, we did not realize any oil and gas revenue during the periods ended September 30, 2008 and 2009, respectively.

        Operating costs and expenses.    Our operating costs and expenses consisted of the following during the periods ended September 30, 2008 and 2009: expenditures for seismic data acquisition and processing, leasehold delay rentals, costs to maintain our information technology infrastructure, salaries and related taxes and benefits of personnel employed by us, office space and office-related costs, professional fees for consultants, auditors, tax advisors and legal services, travel costs, fees paid to financial investors and other office related expenses.

        Seismic and exploration.    Seismic and exploration costs decreased by $26.0 million during the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008. The decrease in seismic and exploration costs during this period was primarily due to a decrease of $4.1 million in purchases of U.S. Gulf of Mexico seismic data, a decrease of $11.7 million in the purchase of West African seismic data and a $10.2 million reimbursement from Sonangol for past seismic costs incurred by Cobalt in the U.S. Gulf of Mexico.

        General and administrative.    General and administrative costs increased by $3.5 million during the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008. The increase in general and administrative costs during this period was primarily due to a $2.4 million increase in costs related to staff, an increase of $4.6 million for legal, accounting and consulting fees, an increase of $1.2 million in monitoring fees paid to our investors, an increase of $0.6 million in office related support expenses and a decrease of $5.3 million from reimbursement of our general and administrative costs paid by TOTAL pursuant to our alliance with them.

        Depreciation and amortization.    Depreciation and amortization did not change significantly during the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008.

        Other income.    Our other income consisted primarily of interest income earned from cash held on deposit in our bank account. Interest income decreased by $1.2 million during the nine months ended

September 30, 2009, as compared to the nine months ended September 30, 2008 due to lower average cash balances in our bank account during the 2009 period when compared to the 2008 period.

  Fiscal Years Ended December 31, 2007 vs. 2008

	Year Ended December 31,
			Increase (Decrease)	Percentage Change
	2007	2008
	($ in thousands)
Oil and gas revenue	$—	$—	$—	0%
Operating costs and expenses
Seismic and exploration	86,813	41,274	(45,539)	(52.5)%
General and administrative	23,090	31,271	8,181	35.4%
Depreciation and amortization	435	683	248	57.0%

Total operating costs and expenses	110,338	73,228	(37,110)	(33.6)%

Operating income (loss)	(110,338)	(73,228)	37,110	33.6%
Other income
Interest income	(1,384)	(1,632)	248	17.9%

Total other income	(1,384)	(1,632)	248	17.9%

Net income (loss)	$(108,954)	$(71,596)	$37,358	34.3%

        Oil and gas revenue.    We have not yet commenced oil production. Therefore, we did not realize any oil and gas revenue during the years ended December 31, 2007 and 2008, respectively.

        Operating costs and expenses.    Our operating costs and expenses consisted of the following during the years ended December 31, 2007 and 2008: expenditures for seismic data acquisition and processing, leasehold delay rentals, costs to maintain our information technology infrastructure, salaries and related taxes and benefits of personnel employed by us, office space and office-related costs, professional fees for consultants, auditors, tax advisors and legal services, travel costs, fees paid to financial investors and other office related expenses.

        Seismic and exploration.    Seismic and exploration costs decreased by $45.5 million during the year ended December 31, 2008, due to a decrease of $37.8 million in purchases of U.S. Gulf of Mexico seismic data, a decrease of $10.2 million in the purchase of West African seismic data offset by an increase of $2.6 million for delay rentals in the U.S. Gulf of Mexico due to acquisition of additional lease interests.

        General and administrative.    General and administrative costs increased by $8.2 million during the year ended December 31, 2008, as compared to the year ended December 31, 2007, due to an increase of $3.6 million in costs related to staff additions, an increase of $1.7 million in spending for information technology and office support, and an increase of $2.9 million for legal, accounting and consulting fees and services.

        Depreciation and amortization.    Depreciation and amortization, which relates primarily to non-oil and gas properties and equipment, increased by $0.2 million during the year ended December 31, 2008, as compared to the year ended December 31, 2007 due to an increase in depreciable office equipment.

        Other income.    Our other income consisted primarily of interest income earned from cash held on deposit in our bank account. Interest income increased by $0.2 million during the year ended December 31, 2008, as compared to the year ended December 31, 2007 due to higher average cash balances carried in our bank account during 2008 when compared to 2007.

  Fiscal Years Ended December 31, 2006 vs. 2007

	Year Ended December 31,
			Increase (Decrease)	Percentage Change
	2006	2007
	($ in thousands)
Oil and gas revenue	$—	$—	$—	0%
Operating costs and expenses
Seismic and exploration	92,434	86,813	(5,621)	(6.1)%
General and administrative	19,423	23,090	3,667	18.9%
Depreciation and amortization	292	435	143	49.0%

Total operating costs and expenses	112,149	110,338	(1,811)	(1.6)%

Operating income (loss)	(112,149)	(110,338)	1,811	1.6%

Other income
Interest income	(622)	(1,384)	762	122.5%

Total other income	(622)	(1,384)	762	(122.5)%

Net income (loss)	$(111,527)	$(108,954)	$2,573	2.3%

        Oil and gas revenue.    We have not yet commenced oil production. Therefore, we did not realize any oil and gas revenue during the years ended December 31, 2006 and 2007, respectively.

        Operating costs and expenses.    Our operating costs and expenses consisted of the following during the years ended December 31, 2006 and 2007: expenditures for seismic data acquisition and processing, leasehold delay rentals, costs to maintain our information technology infrastructure, salaries and related taxes and benefits of personnel employed by us, office space and office-related costs, professional fees for consultants, auditors, tax advisors and legal services, travel costs, fees paid to financial investors and other office related expenses.

        Seismic and exploration.    Seismic and exploration costs decreased by $5.6 million during the year ended December 31, 2007, as compared to the year ended December 31, 2006, due to a decrease of $17.7 million in purchases of U.S. Gulf of Mexico seismic data, an increase of $11.1 million in the purchase of West Africa seismic data and an increase of $1.0 million for delay rentals in the U.S. Gulf of Mexico due to acquisition of additional leasehold interests.

        General and administrative.    General and administrative costs increased by $3.7 million during the year ended December 31, 2007, as compared to the year ended December 31, 2006 due to an increase of $4.1 million in costs related to staff additions, an increase of $0.8 million in spending for information technology, an increase of $0.2 million for office space costs and a decrease of $1.4 million for legal, accounting and consulting fees and services.

        Depreciation and amortization.    Depreciation and amortization, which relates to non-oil and gas property and equipment, increased by $0.1 million during the year ended December 31, 2007, as compared to the year ended December 31, 2006 due to an increase in depreciable office equipment.

        Other income.    Our other income consisted primarily of interest income earned from cash held on deposit in our bank account. Interest income increased by $0.8 million during the year ended December 31, 2007, as compared to the year ended December 31, 2006, due to higher average cash balances carried in our bank account during 2007 when compared to 2006.

Liquidity and Capital Resources

        We are a development stage enterprise and will continue to be so until commencement of substantial production from our oil properties. We do not expect production until 2012 to 2014 in the U.S. Gulf of Mexico or until 2014 to 2016 offshore Angola and Gabon and therefore we do not expect to generate any revenue from production until 2012 at the earliest, which will depend upon successful drilling results, additional and timely capital funding, and access to suitable infrastructure. Further, we will not be able to commence our offshore Angola drilling program until we have entered into Risk Services Agreements with Sonangol. Until then our primary sources of liquidity are expected to be cash on hand at the time of this offering, amounts paid pursuant to the terms of our TOTAL alliance and the Sonangol partnership, net proceeds from this offering and funds from future private and public equity placements, debt funding, asset sales and farm-out arrangements.

        We expect to incur substantial expenses and generate significant operating losses as we continue to develop our oil prospects and as we:

  •
  complete our current exploration and appraisal drilling program through 2011 in the U.S. Gulf of Mexico and our current exploration drilling program through 2011 offshore Angola and Gabon;

  •
  purchase and analyze seismic data in order to identify future prospects;

  •
  opportunistically invest in additional oil leases and concessional licenses adjacent to our current positions;

  •
  develop our discoveries which we determine to be commercially viable; and

  •
  incur expenses related to operating as a public company and compliance with regulatory requirements.

        Our future financial condition and liquidity will be impacted by, among other factors, the success of our exploration and appraisal drilling program, the number of commercially viable oil discoveries made and the quantities of oil discovered, the speed with which we can bring such discoveries to production, and the actual cost of exploration, appraisal and development of our prospects.

        We estimate that we will need to spend approximately $675 million of capital for the year ending December 31, 2010 in order to achieve our 2010 plans. We expect the proceeds of this offering, together with our existing cash on hand, to be sufficient to fund our planned exploration and appraisal drilling program at least through the end of 2011. However, we may require significant additional funds earlier than we currently expect in order to execute our strategy as planned. We may seek additional funding through asset sales, farm-out arrangements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing additional equity securities, further dilution to our existing stockholders will result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our exploration and appraisal drilling programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our prospects which we would otherwise develop on our own, or with a majority working interest.

Cash Flows

	Year Ended December 31,			Nine-Month Period Ended September 30,
	2006	2007	2008	2008	2009
	Audited	Audited	Audited	Unaudited	Unaudited
	($ in thousands)
Net cash provided by (used in):
Operating Activities	$(95,607)	$(116,050)	$(82,164)	$(54,137)	$(62,995)
Investing Activities	(51,229)	(103,770)	(575,771)	(559,504)	282,776
Financing Activities	154,984	305,135	567,092	538,834	42,037

        Operating activities.    Net cash used in operating activities in 2008 was $82.2 million compared with net cash used in operating activities of $116.1 million and $95.6 million in 2007 and 2006, respectively. The decrease in cash used in 2008 is attributed primarily to decreased expenditures for seismic data when compared to 2007. The increase in 2007 cash used when compared to 2006 is primarily attributed to changes in working capital related to expenditures recorded and accrued in 2006 but paid in 2007.

        Net cash used in operating activities for the nine month periods ended September 30, 2009 and 2008 was $63.0 million and $54.1 million, respectively. The increase in net cash used in operating activities during this period was primarily due to the increase in cash payments for drilling of Shenandoah #1, Heidelberg #1 and Ligurian #1 exploration wells offset by receipt of $10.2 million from Sonangol for reimbursement of past seismic data expenditures.

        Investing activities.    Net cash used in investing activities in 2008 was $575.8 million compared with net cash used in investing activities of $103.8 million and $51.2 million in 2007 and 2006, respectively. The increase in cash used in 2008 is attributed to increased expenditure for leases awarded to us in the U.S. Gulf of Mexico. The increase in 2007 cash flows when compared to 2006 is also attributed to expenditure for leases awarded to us in the U.S. Gulf of Mexico and Angola.

        Net cash provided by investing activities for the nine month period ended September 30, 2009 was $282.8 million and net cash used in investing activities for the nine month period ended September 30, 2008 was $559.5 million. The decrease in net cash used in investing activities during this period was primarily attributed to proceeds received in 2009 totaling $333.3 million for sale of leasehold interests in the U.S. Gulf of Mexico. In addition, cash used in investing activities for the nine month period ended September 30, 2008 was primarily for acquisition of leasehold interests in the U.S. Gulf of Mexico.

        Financing activities.    Net cash provided by financing activities in 2008 was $567.1 million compared with net cash provided by financing activities of $305.1 million and $155.0 million in 2007 and 2006, respectively. This represents the cash received from our Class A limited partnership interest holders during these respective years.

        Net cash provided by financing activities for the nine month periods ended September 30, 2009 and 2008 was $42.0 million and $538.8 million, respectively and represents cash received from our Class A limited partnership interest holders during these respective years.

Contractual Obligations

        As of September 30, 2009, our contractual obligations were limited to payments to be made in connection with the leases related to our ENSCO 8503 and Transocean DD-I drilling rigs, office lease payments and lease rental payments for exploration rights from the MMS for further exploration in the western and central U.S. Gulf of Mexico. The following table summarizes by period the payments due for our estimated contractual obligations as of September 30, 2009:

	Payments Due By Year
	2009(1)	2010	2011	2012	2013	Total
	($ in thousands)
Drilling Rig Contracts	$47,000	$63,000	$186,000	$186,000	$—	$482,000
Operating Leases	144	494	261	—	—	899
Lease Rentals	2,401	5,869	5,815	5,719	5,006	24,810

Total	$49,545	$69,363	$192,076	$191,719	$5,006	$507,709

(1)
Represents payments for the period October 1, 2009 through December 31, 2009.

        In the future, we may be party to the following contractual arrangements, which will subject us to further contractual obligations:

  •
  credit facilities;

  •
  contracts for the lease of drilling rigs;

  •
  contracts for the provision of production facilities;

  •
  infrastructure construction contracts; and

  •
  long term oil and gas property lease arrangements.

Off-Balance Sheet Arrangements

        As of September 30, 2009, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

        This discussion of financial condition and results of operations is based upon the information reported in our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual audited results may vary from our estimates. Our significant accounting policies are detailed in Note 3 to our consolidated financial statements. We have outlined below certain accounting policies that are of particular importance to the presentation of our financial position and results of operations and require the application of significant judgment or estimates by our management.

        Revenue Recognition.    We plan to follow the "sales" (cash) method of accounting for oil and gas revenues. Under this method, we will recognize revenues on the volumes sold. The volumes sold may be more or less than the volumes to which we are entitled based on our ownership interest in the property. These differences result in a condition known in the industry as a production imbalance. As of September 30, 2009, no revenues have been recognized in our financial statements.

        We recognize interest income on bank balances and deposits on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

        Cash and Cash Equivalents.    Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid instruments with original maturities of three months or less and typically exceed federally insured limits. We periodically assess the financial condition of the institutions where these funds are held and believe that the credit risk is minimal.

        Property, Plant and Equipment.    We use the "successful efforts" method of accounting for our oil properties. Under the successful efforts method of accounting, proved leasehold costs are capitalized and amortized over the proved developed and undeveloped reserves on a units-of-production basis. Successful drilling costs, costs of development and developmental dry holes are capitalized and amortized over the proved developed reserves on a units-of-production basis. Unproved leasehold costs are capitalized and are not amortized, pending an evaluation of their exploration potential. Unproved leasehold costs are assessed on an individual basis periodically to determine if an impairment of the cost of individual properties has occurred. Factors taken into account for impairment analysis include results of the technical studies conducted, lease terms and management's future exploration plans. The cost of impairment is charged to expense in the period in which it occurs. Costs incurred for exploratory dry holes, geological, and geophysical work (including the cost of seismic data) and delay rentals are charged to expense as incurred. Costs of other property and equipment are depreciated on a straight-line based on their respective useful lives.

        Inventory.    Inventories consist of various tubular products that will be used in our anticipated 2009 drilling program. The inventory is stated at the lower of cost or market. Cost is determined on first-in, first-out method and comprises of purchase price and other directly attributable costs.

        Income and Other Taxes.    No provision for U.S. federal or state income taxes related to our operations is included in the accompanying consolidated financial statements. As a partnership, Cobalt International Energy, L.P. was not subject to U.S. federal or state income tax, and the tax effect of our activities accrued to the partners. However, as a partnership we were required to provide certain tax-related information to the partners and registrations and filings with applicable governmental taxing authorities. Pursuant to the terms of our corporate reorganization that will be completed prior to or simultaneously with and is contingent upon the completion of the offering described in this prospectus, all of the interests in Cobalt International Energy, L.P. will be exchanged for common stock of Cobalt International Energy, Inc., and as a result Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc. As a corporation, we will be subject to federal and state income tax.

We will record our income taxes using an asset and liability approach in accordance with the provisions under FASB Accounting Standard codification (ASC) No. 740, "Income Taxes" (SFAS No. 109) as clarified by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 ("FIN 48"). This would result in the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the book carrying amounts and the tax bases of assets and liabilities using enacted tax rates at the end of the period. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Use of Estimates.    The preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that impact our reported assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include: (i) accruals related to expenses, (ii) assumptions used in estimating fair value of equity-based awards, and (iii) assumptions used in impairment testing. Although we believe these estimates are reasonable, actual results could differ from these estimates.

        Estimates of Proved Oil & Natural Gas Reserves.    Reserve quantities and the related estimates of future net cash flows affect our periodic calculations of depletion and impairment of our oil and natural gas properties. Proved oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future periods from known reservoirs under existing economic and operating conditions. As of September 30, 2009, we do not have any proved reserves. Should proved reserves be found in the future, estimated reserve quantities and future cash flows will be estimated by an independent petroleum consultants and prepared in accordance with guidelines established by the SEC and the Financial Accounting Standards Board. The accuracy of these reserve estimates is a function of:

  •
  the quality and quantity of available data and the engineering and geological interpretation of that data;

  •
  estimates regarding the amount and timing of future operating cost, severance taxes, development cost and workover cost, all of which may in fact vary considerably from actual results;

  •
  the accuracy of various mandated economic assumptions (such as the future prices of oil and natural gas); and

  •
  the judgments of the persons preparing the estimates.

        Asset Retirement Obligations.    We currently do not have any oil and natural gas production. Should such production occur in the future, we expect to have significant obligations to remove our equipment and restore land or seabed at the end of oil and natural gas production operations. These obligations are primarily associated with plugging and abandoning wells and removing and disposing of offshore oil and natural gas platforms. Estimating the future restoration and removal cost is difficult and requires us to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and cost are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. Pursuant to the FASB ASC No. 410-20, "Assets Retirement Obligations" (SFAS No. 143), we are required to record a separate liability for the discounted present value of our asset retirement obligations, with an offsetting increase to the related oil and natural gas properties on our balance sheet.

        Inherent to the present value calculation are numerous estimates, assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the abandonment liability, we will make corresponding adjustments to our oil and natural gas property balance. In addition, increases in the discounted abandonment liability resulting from the passage of time will be reflected as accretion expense in the consolidated statement of operations.

New Accounting Pronouncements

        In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162," ("SFAS 168"). The FASB Accounting Standards Codification (the "Codification") became the source of authoritative GAAP on July 1, 2009. The Codification, which changes the referencing of financial standards, is in effect for interim or annual financial periods ending after September 15, 2009. The Codification is not intended to change or alter existing GAAP. We adopted the codification in our interim financial information for the third quarter of 2009, which had no impact on our financial position, results of operations or cash flows.

        Effective January 1, 2008, we implemented FASB ASC No. 820, "Fair Value Measurements" (SFAS No. 157) which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. As permitted by the FASB, the Partnership elected to defer the implementation of the provisions of this standard for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually) until January 1, 2009. The deferral applies to nonfinancial assets and liabilities measured at fair value in a business combination, impaired properties, plants and equipment, intangible assets and goodwill, and initial recognition of asset retirement obligations and restructuring costs for which we use fair value. The impact of adopting FASB ASC No. 820 (SFAS No. 157) did not have a significant impact on our consolidated financial statements.

        On December 29, 2008, the SEC adopted rule changes to modernize its oil and gas disclosure rules. The changes are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves.

        The updated disclosure requirements are designed to align with current practices and changes in technology that have taken place in the oil and gas industry since the adoption of the original reporting requirements more than 25 years ago.

        New disclosure requirements include:

  •
  Permitting the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes.

  •
  Enabling companies to additionally disclose their probable and possible reserves to investors. Currently, the rules limit disclosure to only proved reserves.

  •
  Allowing previously excluded resources, such as oil sands, to be classified as oil and gas reserves.

  •
  Requiring companies to report on the independence and qualifications of a preparer or auditor of reserve estimates and requiring companies to file reports when a third party is relied upon to prepare reserve estimates or conduct a reserves audit.

  •
  Requiring companies to report oil and gas reserves using an average price based upon the prior 12-month period—rather than the year-end price—to maximize the comparability of reserve estimates among companies and mitigate the distortion of the estimates that arises when using a single pricing date.

        We are currently evaluating the potential impact of adopting the rule changes and will begin complying with the revised disclosure requirements in our financial statements for the year ended December 31, 2009. Voluntary early compliance is not permitted.

        Effective January 1, 2009, we adopted FASB ASC No. 805, "Business Combinations" (SFAS No. 141(R)) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree to be measured at their respective fair values at the acquisition date. It also requires the acquirer to record the fair value of contingent consideration (if any) at the acquisition date. Acquisition-related costs incurred prior to the acquisition are required to be expensed rather than included in the purchase-price determination. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect SFAS No. 141(R) will have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of acquisitions, if any, that we may consummate in the future.

        In April 2009, the FASB issued FASB ASC No. 825, "Financial Instruments," (FSP No. 107-1 and APB 28-1) ("FSP 107-1"). FSP 107-1 requires public companies to include disclosures about the fair value of their financial instruments in interim reporting periods, as well as the methods, significant assumptions and any changes in such methods and assumptions used to estimate the fair value of financial instruments. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009. The adoption of FSP 107-1 did not have a material impact on our financial statements.

        In May 2009, the Financial Accounting standards Board ("FASB") issued FASB ASC No. 855, "Subsequent Events" (SFAS No. 165), to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued ("subsequent events"). SFAS No. 165 defines two types of subsequent events as "recognized" and "nonrecognized." Recognized subsequent events are events that provide additional evidence about conditions that existed at the balance sheet date (including estimates inherent in the process of preparing the financial statements) and therefore should be recorded in the financial statements. Nonrecognized subsequent events are events that do not provide evidence about conditions that existed at the balance sheet date but are considered to be material and therefore should be disclosed. The new standard requires disclosure of the date through which management has evaluated subsequent events and the basis for such date, which for public entities is generally the date the financial statements are issued. SFAS No. 165 is effective for interim or annual reporting periods ending after June 15, 2009, and shall be applied prospectively. SFAS No. 165 is not applicable to specific subsequent events that fall within the scope of other GAAP. The adoption of SFAS No. 165 did not have an impact on our financial position, cash flows or results of operations.

Qualitative and Quantitative Disclosures about Market Risk

        The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term "market risks" refers to the risk of loss arising from changes in commodity prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments will be entered into for purposes of risk management and not for speculation.

        Due to the historical volatility of commodity prices, if and when we commence production, we may enter into various derivative instruments to manage our exposure to volatility of commodity market prices. We may use options (including floors and collars) and fixed price swaps to mitigate the impact of downward swings in commodity prices to our cash flow. All contracts will be settled with cash and would not require the delivery of physical volumes to satisfy settlement. While in times of higher commodity prices this strategy may result in our having lower net cash inflows than we would otherwise have if we had not utilized these instruments, management believes the risk reduction benefits of such a strategy would outweigh the potential costs.

        We may borrow under fixed rate and variable rate debt instruments that give rise to interest rate risk. Our objective in borrowing under fixed or variable rate debt is to satisfy capital requirements while minimizing our costs of capital.

INDUSTRY

  U.S. Gulf of Mexico

        The U.S. Gulf of Mexico, one of the most prolific hydrocarbon basins in the world, is generally classified into two primary areas: shelf and deepwater (greater than 1,000 feet water depth). Until the late 1970s, the majority of exploration and production occurred on the U.S. Gulf of Mexico shelf. In the mid-1970s, the first deepwater leases were granted, and the first commercial deepwater discovery was made shortly afterward in 1977.

        Several large discoveries have confirmed the deepwater U.S. Gulf of Mexico's hydrocarbon potential and significantly increased the region's prominence as a core global exploration province. Large companies with significant operations in the deepwater U.S. Gulf of Mexico include Anadarko, BP p.l.c. ("BP"), BHP, Chevron Corporation ("Chevron"), Devon Energy Corporation ("Devon"), Eni S.p.A. ("Eni"), Exxon Mobil Corporation ("Exxon Mobil"), Hess Corporation ("Hess") and Royal Dutch Shell p.l.c. ("Shell").

        As a result of advancements in seismic imaging, drilling and development technologies, the oil and gas industry's focus on the deepwater U.S. Gulf of Mexico has increased significantly in recent years. Improvements in seismic imaging have allowed the industry to better distinguish hydrocarbon traps and identify previously unknown prospects. Concurrent advancements in floating production facilities, subsea pumping, separation systems and drilling rigs, including the advent of 5th generation rigs capable of operating in deeper waters and drilling to greater depths, have allowed for previously untested horizons to be targeted.

        The areas most impacted by advances in these recent technologies are those subsurface regions overlaid with significant layers of salt, which are approximately 20,000 to 40,000 feet below sea level. In the past, the salt canopies have obscured the ability to effectively discern hydrocarbon bearing traps due to seismic distortion caused by the highly refractive nature of salt. Salt has a very high velocity when compared with the surrounding rocks, and a correction for this high velocity zone must be made to best image the sediments below the salt. Additionally, seismic imaging becomes increasingly difficult the thicker and more irregular the salt bodies are. The following diagram illustrates the geological features present in our areas of exploration focus in the deepwater U.S. Gulf of Mexico:

        While imaging these subsalt reservoirs remains difficult given their associated complexity, advanced technologies, particularly the commercial availability of wide-azimuth 3-D seismic data, have meaningfully enhanced the quality of regional data used to identify a prospect. In a wide-azimuth 3-D seismic data survey, a single vessel equipped with multiple recording streamers receives signals emitted from at least two source vessels which shoot each source line multiple times in a single direction. Multiple source vessels make it possible to collect data from many different azimuths. This technology represents a paradigm shift in marine seismic resolution compared to traditional narrow-azimuth 3-D seismic data, in which a single vessel acts as both the source and recording vessel, as the overlapping data from a wide-azimuth survey minimizes refraction noise and provides multi-angle illumination of targets. As such, wide-azimuth 3-D seismic data generates substantially more accurate images, helping to reduce exploration risk.

        Further, the development of advanced processing algorithms, including pre-stack depth migration, has allowed for a meaningful step change in the detail in which explorationists can view and interpret this data. Pre-stack depth migration is a processing technique that improves definition of the seismic data from a scale of time to a scale of depth, providing an enhanced picture of the subsurface, particularly in relation to salt-impacted areas.

        Improvements in imaging technologies have been instrumental in identifying significant discoveries in the deepwater U.S. Gulf of Mexico in recent years, including BP's subsalt, Miocene discoveries at Thunder Horse (Mississippi Canyon 778), Atlantis (Green Canyon 743) and Mad Dog (Green Canyon 826). As of December 31, 2005, the most recent year for which estimates are available from the MMS, proved reserves for Thunder Horse, Atlantis and Mad Dog were 745, 623 and 210 million barrels of oil equivalent, respectively.

        The continued development of enhanced imaging capabilities has occurred in tandem with advancements in drilling and production technologies and expansions of deepwater infrastructure. The most recent generation of deepwater drilling rigs, including the ENSCO 8500 series, are capable of operating in water depths of over 8,500 feet, with the ability to drill to depths of 35,000 feet. Additional enhancements in deepwater rigs include dynamic positioning systems which use computer-controlled thrusters to more accurately station a rig in a particular location and larger variable deck load capacity. These advances have helped to enable the industry to target prospects previously considered out of reach. Recent deepwater discoveries include Heidelberg #1 (Green Canyon 859), Shenandoah #1 (Walker Ridge 52), Samurai (Green Canyon 432) and Kodiak (Mississippi Canyon 771), each drilled to total depths of over 28,500 feet.

        In addition, deepwater production technologies, including floating production systems, truss spars and subsea completions have matured to the point of wide application across the deepwater of the U.S. Gulf of Mexico. A recent example of advanced deepwater field development is the Tahiti field (Green Canyon 640), which was successfully brought on-line in May 2009 with production from the subsalt Miocene sands located 24,200 to 26,200 feet below the sea level. This field is being produced via two subsea drill centers tied back to a floating production facility atop a truss spar. The Tahiti development system was built to support production of 125,000 barrels of crude oil per day and 70 million cubic feet of natural gas per day. An additional noteworthy development currently ongoing in the U.S. Gulf of Mexico is the joint development of the Cascade/Chinook fields (Walker Ridge 206 and 469) by Petróleo Brasileiro-Petrobras S.A. ("Petrobras") using an FPSO, which is a custom built ship employed to process oil and natural gas for temporary storage prior to shipment. The Cascade/Chinook development, scheduled to come online in 2010, is the first to utilize a FPSO in the U.S. Gulf of Mexico and will be the world's deepest FPSO development to date. The Cascade/Chinook fields will be developed via subsea wells that are connected to a turret buoy which can be disconnected from the FPSO when hurricanes or similar surface facility threats emerge.

        A further important contributor to commercial development in the deepwater U.S. Gulf of Mexico is the expansion of regional infrastructure. As incremental production facilities and associated pipeline capacity are brought on-line in the region, additional discoveries can be tied back to this infrastructure, substantially enhancing field economics through lower capital costs and a decreased lag from discovery to first production. The Caesar/Tonga development (Green Canyon 683 and 726), is a recent example of the ability to tie-back major discoveries, as this field will be produced from four subsea wells tied to the existing Constitution Spar (Green Canyon 680). While the Caesar/Tonga field is likely large enough to support a stand-alone facility, the operator has stated that developing it in this manner will save approximately $1 billion of capital costs, as well as reduce time to first production by two years. After sanctioning in 2008, first oil from this development is expected to be produced in 2011.

        During the same period that these advancements in seismic imaging, drilling and development technologies were taking place in the deepwater U.S. Gulf of Mexico, the number of leases available for bidding from the MMS for which these technological enhancements were applicable increased significantly. This increase was particularly evident during the period from 2006 to 2008, during which there were over 1,400 deepwater blocks made available to industry in the Garden Banks, Green Canyon, Keathley Canyon, Mississippi Canyon and Walker Ridge protraction areas. The large number of blocks available during this period was the result of expirations due to the lack of drilling activity on leases acquired in the late 1990s by the oil companies prior to the advancement of recent seismic imaging, drilling and development technologies. As these technologies to explore for oil and natural gas deposits on this acreage were not yet available, much of the most highly prospective acreage within these areas has been undrilled to date. These lease sales are now widely viewed in the oil and gas industry as having been an extremely important access point for capturing potentially large undeveloped resource accumulations. The following chart shows the deepwater blocks available in Cobalt's focus areas in the deepwater U.S. Gulf of Mexico lease sales by year.

          Source: MMS data

        The majority of the prospectivity in the deepwater U.S. Gulf of Mexico is believed to reside in two primary geologic formations, the Miocene and Lower Tertiary horizons. The Miocene play is generally characterized by reservoirs exhibiting high permeability and containing high-quality oil and natural gas. One of the most prolific regions within the Miocene play is the Tahiti Basin, which has yielded an 88% subsalt commercial drilling success rate of exploratory wells, and includes discoveries such as Tahiti, Caesar, Tonga, Friesian, Knotty Head, Pony and the recently announced discovery at Heidelberg #1.

        We regard the Tahiti Basin Miocene trend as the area depicted in the map below.

          Source: Company analysis

As of December 31, 2005, proved reserves for Chevron's Tahiti field were approximately 450 million barrels of oil equivalent according to the MMS. This field started producing in May 2009, with expected production ramping up throughout the balance of the year to 125,000 barrels of crude oil per day and 70 million cubic feet of natural gas per day. A more recent discovery in the Tahiti Basin Miocene trend, the Friesian field, has encountered approximately 500 feet of net pay thickness in multiple Miocene reservoirs similar to those that have proven productive at the Tahiti discovery.

        The following table presents the most recent data published by the MMS regarding selected industry discoveries in the Miocene trend(1):

Field (Block)	Reservoir Depth (feet)	Sand	Total Area (acres)(2)	Net Pay Thickness (feet)	Gas-Oil Ratio (scf/bbl)(3)		Recoverable Oil per Acre-foot (bbl/acre-foot)(4)
Tahiti (Green Canyon 640)	24,200	M15A	3,500	150	467		404
	25,800	M18A	1,500	35	680		344
	26,000	M21A	3,600	70	505		378
	26,200	M21B	3,300	100	510		323

Tahiti Total				335	508	(5)	370	(5)
Knotty Head (Green Canyon 512)	27,800	27850	209	15	390		335
	28,000	MM50	882	92	395		303
	28,800	30_31	315	36	395		300
	29,200	MM65up	643	62	375		340
	29,800	MM65low	1,106	27	380		251
	30,400	MM70up	700	9	380		181
	30,600	MM70mid	924	57	380		260
	30,800	MM70low	892	47	380		260
	31,500	MM90	3,763	29	379		253
	31,700	31900	1,942	12	410		223

Knotty Head Total				386	385	(5)	285	(5)
Atlantis (Green Canyon 743)	16,610	Upper_M7	945	55	647		669
	17,096	Mid_M7	3,128	130	647		670
	17,419	Lower_M7	2,550	99	647		651
	17,522	M8	1,077	39	647		529
	17,698	M9	1,456	97	647		458

Atlantis Total				420	647	(5)	604	(5)
Mad Dog (Green Canyon 826)	18,400	M60_SERIES	922	157	830		246
	20,707	M20_SERIES	3,296	170	267		290

Mad Dog Total				327	537	(5)	269	(5)
Shenzi (Green Canyon 654)	24,200	M8	970	122	500		334
	24,500	M7_STRAY	1,058	29	500		384
	25,500	M9	6,090	205	495		361

Shenzi Total				356	497	(5)	354	(5)
Puma (Green Canyon 823)	16,750	MMM1	53	79	800		426
	17,260	MMM3	258	120	800		426
	17,965	MMM7	145	50	800		426

Puma Total				249	800	(5)	426	(5)
K2 (Green Canyon 562)	24,150	M14	3,645	20	890		279
	24,250	M20_Upper	300	30	550		359
	26,262	M20_Lower	4,549	53	670		185
	26,504	M20_Middle	4,710	37	654		178

K2 total				140	671	(5)	234	(5)

(1)
See the MMS' website: http://www.gomr.mms.gov/homepg/pubinfo/freeasci/Atlas/freeatlas.html. Although the data published on the MMS website contains information on hundreds of fields in the U.S. Gulf of Mexico, we have included in this table only the deepwater subsalt Miocene fields that are most analogous to our Tahiti Basin Miocene trend and Adjacent Miocene trend prospects, based on the close proximity of these fields to our prospects and the similar reservoir depths, petrophysical properties and net pay thickness expected for our prospects. Based on these same metrics, of the seven fields presented in the table, we believe the two most analogous fields to our Tahiti Basin Miocene trend and Adjacent Miocene trend prospects are Tahiti and Knotty Head. The MMS keeps log and well data confidential for two years after receipt from companies drilling in the U.S. Gulf of Mexico. As a result, the most recent 2009 data available from the MMS does not include wells drilled after 2006, including Caesar, Tonga, Fresian, Pony and Heidelberg. We do not own interests in any of the fields listed in this table.

(2)
Represents the "gross area" of each field, which includes acreage of the field on all associated blocks. The "gross area" is different than the "net area", which would include only the acreage on which a particular owner holds leasehold title.

(3)
Represents the ratio of the volume of gas that comes out of solution from the volume of oil at standard conditions (expressed in standard cubic feet per barrel of oil).

(4)
Represents the amount of oil that can ultimately be recovered from a volume of rock (expressed in barrels of oil per acre-foot).

(5)
Represents the net pay thickness-weighted average of "gas-oil ratio" and "recoverable oil per acre-foot," as applicable.

        The Lower Tertiary horizon is an older formation than the Miocene, and, as such, is generally deeper, with higher pressures and greater geologic complexity, than the Miocene play. These reservoirs are generally located in water depths of 5,000 feet to 8,000 feet, and have shown net pay thickness zones of up to 800 feet. In 2006, the discovery at Kaskida (Keathley Canyon 292) encountered 800 feet of net pay thickness. A more recent discovery in the Lower Tertiary, Shenandoah, has encountered approximately 300 feet of net pay thickness. Although to date there has been no commercial production from the Lower Tertiary horizon, the industry has been successful in terms of locating and drilling large hydrocarbon-bearing structures in this horizon. The reservoir quality of the Lower Tertiary has proven to be highly variable. Some regions, including those areas in which many of the historical Lower Tertiary discoveries have been made, exhibit lower permeability and generally lower natural gas content compared to the Miocene horizon. Another sub-region in the Lower Tertiary that has exhibited reservoir characteristics very similar to that of existing Miocene discoveries is the inboard Lower Tertiary trend, which includes the Shenandoah discovery. To date, however, the inboard Lower Tertiary trend remains largely undrilled.

        The following table presents the most recent data published by the MMS regarding selected industry discoveries in the Lower Tertiary trend(1):

Field(2)	Reservoir Depth (ft)	Sand	Total Area (acres)(2)	Net Pay Thickness (feet)	Gas-Oil Ratio (scf/bbl)(3)		Recoverable Oil per Acre-foot (bbl/acre-foot)(4)
St Malo (Walker Ridge 678)	27,154	Wilcox1	6,438	185	160		128
	27,741	Wilcox2	6,170	121	160		124

St Malo Total				306	160	(5)	126	(5)
Cascade (Walker Ridge 206)	25,358	Sand1	973	107	160		173
	25,669	Sand2	490	36	160		192
	26,209	Sand3	630	56	160		104

Cascade Total				199	160	(5)	157	(5)
Jack (Walker Ridge 759)	27,000	Wilcox1	7,502	140	160		141
	27,669	Wilcox2	4,859	84	160		155

Jack Total				224	160	(5)	146	(5)
Stones (Walker Ridge 508)	26,826	Wilcox1	4,970	210	136		114
Chinook (Walker Ridge 469)	25,600	Sand1	1,270	201	160		245

(1)
See the MMS' website: http://www.gomr.mms.gov/homepg/pubinfo/freeasci/Atlas/freeatlas.html. Although the data published on the MMS website contains information on hundreds of fields in the U.S. Gulf of Mexico, we have included in this table only the deepwater subsalt outboard Lower Tertiary fields. What we refer to in this prospectus as the inboard Lower Tertiary is an emerging trend located to the northwest of existing outboard Lower Tertiary fields such as St. Malo, Jack and Cascade. We believe that discoveries in the inboard Lower Tertiary will exhibit meaningfully better reservoir characteristics than had previously been encountered by the industry in the outboard Lower Tertiary. We believe the results of the Shenandoah #1 well support this hypothesis. The MMS keeps log and well data confidential for two years after receipt from companies drilling in the U.S. Gulf of Mexico. As a result, the most recent 2009 data available from the MMS does not include wells drilled after 2006, including Kaskida and Shenandoah. We do not own interests in any of the fields listed in this table.

(2)
Represents the "gross area" of each field, which includes acreage of the field on all associated blocks. The "gross area" is different than the "net area", which would include only the acreage on which a particular owner holds leasehold title.

(3)
Represents the ratio of the volume of gas that comes out of solution from the volume of oil at standard conditions (expressed in standard cubic feet per barrel of oil).

(4)
Represents the amount of oil that can ultimately be recovered from a volume of rock (expressed in barrels of oil per acre-foot).

(5)
Represents the net pay thickness-weighted average of "gas-oil ratio" and "recoverable oil per acre-foot," as applicable.

  West Africa

        Due to continued commercial above salt discoveries of large hydrocarbon accumulations, the deepwater offshore West Africa is a core focus area for the global oil and gas industry. Nigeria, Angola, Equatorial Guinea and Ghana, have proven to be among the most prolific countries in the region. Nigeria and Angola are particularly meaningful in a global context, producing an estimated aggregate 4 million barrels per day in 2008. Companies with significant operations in the deepwater West Africa region include Anadarko, BP, Chevron, Eni, Exxon Mobil, Noble Energy Inc., Petrobras, Shell, TOTAL and Tullow Oil. No exploratory wells have been drilled which have targeted the pre-salt horizon in the deepwater offshore Angola and Gabon. One well, drilled in 1996, which targeted shallower horizons in the deepwater offshore Angola, penetrated the top of a pre-salt horizon and encountered oil.

        Similar to the deepwater U.S. Gulf of Mexico, the geology of offshore West Africa is characterized by the presence of salt formations. The vast majority of the deepwater offshore exploration activity in these countries to date has been focused on above salt structures and has yielded world-class finds, including TOTAL's Girassol discovery in 1996, Exxon Mobil's Kizomba discovery in 1998 and BP's Plutonio discovery in 2002, all offshore Angola. While offshore West Africa producers continue to find commercial success exploiting above salt horizons, recent pre-salt discoveries in Brazil, coupled with the underlying geologic symmetry of offshore West Africa and offshore Brazil, have increased focus on the potential extension of the pre-salt play into the deepwater.

        The increased interest in offshore pre-salt West Africa is a result of plate tectonics rift basin geologic theory. The basis for this hypothesis is that 150 million years ago, current day South America and Africa were part of a larger continent that broke apart. As these land masses slowly drifted away from each other, rift basins formed. These basins were filled with organic rich material and sediments, which in time became hydrocarbon source rocks and reservoirs. A thick salt layer was subsequently deposited, forming a seal over the reservoirs. Finally the continents continued to drift apart, forming two symmetric geologic areas separated by the Atlantic Ocean. This symmetry in geology is particularly notable in the deepwater areas offshore Gabon, Angola and the Santos and Campos Basins offshore Brazil. From an exploration perspective, we believe this similarity is very meaningful, particularly in the context of recent pre-salt Brazilian discoveries, including the Petrobras-operated Tupi (BM-S-11) find, which, according to Petrobras, has an aerial extent of approximately 93,000 acres (380 square kilometers), according to Wood Mackenzie, has net pay thickness of approximately 333 feet (100 metres) and, according to industry analysis, has an estimated hydrocarbon yield of approximately 180 barrels of oil per acre-foot and is believed to hold significant oil and natural gas resource accumulations. According to industry sources, Santos Basin pre-salt activity has had a 83% drilling success rate. See "Risk Factors—We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all."

Illustrative Atlantic Rift Play Symmetry(1)

        Source: Wood Mackenzie and internal Cobalt analysis

  (1)
  Volumes shown are of proved and probable reserves.

  (2)
  No exploratory wells have been drilled which have targeted the pre-salt horizon in the deepwater offshore Angola and Gabon. One well, drilled in 1996, which targeted shallower horizons in the deepwater offshore Angola, penetrated the top of a pre-salt horizon and encountered oil. Recent pre-salt hydrocarbon discoveries in Brazil and onshore West Africa, and the successful results of drilling achieved there, cannot assure similar future results offshore West Africa.

  Angola

        Angola became a member of OPEC in early 2007, and Angola's Minister of Petroleum currently serves as the President of the OPEC Conference. The second largest oil producer in Sub-Saharan Africa, with estimated production of 1.9 million barrels of crude oil per day in 2008, the country sits atop three major basins on the west coast of the African continent: the northern Congo Basin, the central Kwanza Basin and the southern Namibe Basin. Although all three basins are thought to have been developed during the formation of the African continent, the Kwanza and Congo Basins are distinct in that they are characterized by a widespread salt layer. Although there has been exploration of the pre-salt horizon onshore Angola and Gabon, no exploratory wells have been drilled which have targeted the pre-salt horizon in the deepwater offshore Angola and Gabon. One well, drilled in 1996, which targeted shallower horizons in the deepwater offshore Angola, penetrated the top of a pre-salt horizon and encountered oil.

        Exploration in Angola over the past ten years has been dominated by above salt deepwater activity, primarily driven by very significant discoveries such as Kizomba, Girassol and Greater Plutonio in Blocks 15, 17, and 18. These discoveries, made by Exxon Mobil, TOTAL and BP respectively, have distinguished offshore Angola as one of the most prolific hydrocarbon-bearing regions in the world. Subsequent deepwater activity continues to highlight the potential of the region, including the discovery of large oil accumulations on Blocks 31 and 32, by BP and TOTAL, respectively. Several blocks were made available through licensing rounds held in 2005-2006 and planned (but currently delayed) in 2007-2008, of which deepwater blocks commanded the greatest industry interest.

        As a result of the substantial new production from the discoveries mentioned above, Angola's aggregate production levels have been steadily increasing, from approximately 750,000 barrels of crude oil per day in 1999 to 1.9 million barrels of crude oil per day in 2008. This trend is expected to continue over the next several years as additional discoveries begin production.

        Following Angola's independence in 1975, the state oil company, Sonangol, was established and a new law regarding petroleum activities was passed that declared all oil the property of the state. Given this control, Sonangol grants the rights to the exploration and production of oil and natural gas in Angola, both onshore and offshore.

  Gabon

        Several large pre-salt fields have been discovered in Gabon, but primarily onshore. The country's largest discovery to date, Shell's 1985 Rabi-Kounga field discovery was drilled to pre-salt depths onshore and continues to produce. The country has been producing significant amounts of oil since the 1970s with production peaking in 1997 at 371 thousand barrels of oil per day. Maturing fields and a slower pace of new discoveries have resulted in production declining to 238,000 barrels of crude oil per day in 2008. Proved reserves in Gabon are estimated at approximately 3.2 billion barrels of crude oil. Gabon was a member of OPEC from 1975 to 1994. TOTAL is the largest producer in Gabon, having produced 76,000 barrels of crude oil per day within the country in 2008. The Southern Gabon Coastal Basin covers 53,400 square kilometers (13.2 million acres), two-thirds of which is offshore.

        Gabon announced the 10th Gabonese License Round is scheduled to take place between June and December 2010 and may include approximately 27 million acres (110,000 square kilometers) of acreage. The round will focus on the highly prospective deepwater pre-salt regions. In preparation for bidding, Gabon is currently working with Compagnie Generale de Geophysique-Veritas to provide advanced seismic surveys targeting pre-salt depths that will replace older generation seismic data that targeted above salt horizons. The limited availability of advanced seismic data capture and reprocessing methodologies needed to provide insight below the large, complex salt sheet that covers the Southern Gabon Coastal Basin has resulted in an under-explored deepwater region with what is believed to be significant untapped potential.

BUSINESS

Overview

        We are an independent, oil-focused exploration and production company with a world-class below salt prospect inventory in the deepwater of the U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. We were formed in late 2005 by experienced industry executives and private equity investors who believed that a team of veteran explorationists, equipped with industry-leading data, newly available seismic technologies, industry contacts and adequate funding, could acquire a deepwater prospect inventory that would rival the supermajor oil companies. After considering numerous global oil-producing regions in which to focus our exploration and development efforts, we selected the deepwater U.S. Gulf of Mexico and offshore Angola and Gabon due to the largely unrealized hydrocarbon potential offered by below salt horizons within these regions. We believe that we have been successful in assembling such an inventory and that our asset portfolio would be very difficult to replicate. In addition, we believe that we are now well-positioned, through our prospect maturation efforts, commencement of an active drilling program and long-term strategic alliances with key industry participants, to unlock the potential of and de-risk our prospects on an accelerated basis, which we believe will create significant shareholder value. Prior to joining Cobalt, our management and technical teams collectively played a significant role in the exploration and development of approximately 8 Bboe of proved plus probable reserves in the deepwater U.S. Gulf of Mexico, out of an industry total of approximately 17 Bboe of such reserves developed in the last 28 years.

        Through our highly targeted leasing strategy, which was the result of an in-depth, multi-year study of potential regional hydrocarbon accumulations within the deepwater U.S. Gulf of Mexico and select regions offshore West Africa, we have established a portfolio of 132 identified, well-defined prospects, comprised of 47 prospects located in the deepwater U.S. Gulf of Mexico and 85 prospects located in Blocks 9 and 21 offshore Angola and the Diaba Block offshore Gabon. All of our prospects are oil-focused. In February 2009, the first two deepwater U.S. Gulf of Mexico wells in which we participated, the Heidelberg #1 well and the Shenandoah #1 well, encountered substantial hydrocarbon accumulations. In April 2009, we entered into an alliance with TOTAL and a partnership with Sonangol. We believe these transactions represent positive independent assessments and validation of the quality of our asset inventory, the extent of our technical and operational expertise and the ability of our management to structure globally significant transactions.

        Our prospect inventory as of June 30, 2009 is summarized in the table below:

	Identified Prospects(1)	Identified Prospects on which an Initial Exploratory Well is Expected to be Spud by End of 2012(1)
U.S. Gulf of Mexico
Miocene
Tahiti Basin	3	3
Adjacent Miocene(2)	22	6
Inboard Lower Tertiary(2)(3)	22	5

U.S. Gulf of Mexico subtotal	47	14
West Africa
Angola(4)	46	6
Gabon	39	2

West Africa subtotal	85	8

Total Portfolio	132	22

    (1)
    See "Risk Factors—We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all," "Risk Factors—Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling," and "—How We Identify and Analyze Prospects."

    (2)
    Three of our prospects (Ardennes, Racer and Percheron) have both Miocene and Lower Tertiary objectives. These three prospects are shown under the Adjacent Miocene trend in this table.

    (3)
    What we refer to as the inboard Lower Tertiary is an emerging trend located to the northwest of existing outboard Lower Tertiary fields such as St. Malo, Jack and Cascade. Based on the drilling results of Shenandoah #1, we believe that discoveries in the inboard Lower Tertiary will exhibit meaningfully better reservoir characteristics than had previously been encountered by the industry in the outboard Lower Tertiary.

    (4)
    We have contractual rights with respect to Blocks 9, 21 and one additional block offshore Angola. We anticipate licenses to explore for, develop and produce oil will be issued to us only with respect to Blocks 9 and 21 shortly. Therefore, this table excludes the additional block. If these licenses are not issued, we may not be able to enforce any contractual rights we have in Blocks 9 and 21 against Sonangol and will not be able to commence exploration, development or production operations on these blocks. Further, if the licenses are issued to us later than we expect, we may not be able to meet our expected spud dates. See "Risk Factors—We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangol."

Recent Events

        On February 2, 2009, we announced that the Heidelberg #1 well had encountered more than 200 feet of net pay thickness in the Miocene horizons. Located in approximately 5,200 feet of water in Green Canyon 859 within the Tahiti Basin Miocene trend, this well was drilled to approximately 30,000 feet. Anadarko operates the block and we hold a 9.375% working interest. We purchased our interest in Green Canyon 859 and 903 (the Heidelberg blocks) from an existing owner in May 2008 after we successfully acquired 100% of the working interest in the adjacent blocks of Green Canyon 813, 814 and 858 (the Ligurian blocks) in the 2008 MMS Central Gulf of Mexico Lease Sale. We believe that the majority of the Ligurian/Heidelberg prospect that Heidelberg #1 tested falls on our Ligurian blocks. The success of Heidelberg #1 is particularly meaningful since we believe it supports our view of the reservoir quality and the overall size of the Ligurian/Heidelberg prospect. Including Heidelberg #1, the Tahiti Basin Miocene trend has an 88% subsalt commercial drilling success rate of exploratory wells, an additional positive indicator for the potential commercial viability of our near-term Tahiti Basin Miocene trend exploratory wells targeting the Criollo and Firefox prospects. On July 16, 2009, we spud Ligurian #1 on Green Canyon 858 to target the upper- and middle-Miocene horizons. On October 28, 2009, we and our partners decided to temporarily cease drilling operations on Ligurian #1 having encountered operational difficulties when drilling below salt through an unforeseen geologic formation before reaching total depth or testing the targeted horizons. We did encounter oil in the wellbore above the targeted horizons, but believe further drilling operations will be required to adequately test the prospect. We are currently evaluating the significant amount of new information that we have gathered from Ligurian #1 and we will continue to reprocess our seismic data based on this new information, which is scheduled for completion in January 2010. This evaluation should allow us to better image the Ligurian/Heidelberg prospect so that we can map and select the optimal well location to further test the prospect, either by sidetracking the current well or by drilling a new well in another location, or both. We anticipate that we should be in a position to recommence drilling the Ligurian/Heidelberg prospect in 2010. In addition, Anadarko is scheduled to drill an appraisal well in late December 2009 on Green Canyon 903, Heidelberg #2, which will target Miocene horizons.

        On February 4, 2009, we announced that the Shenandoah #1 well had been drilled into Lower Tertiary horizons. Anadarko, as operator, has stated that this well encountered approximately 300 feet of net pay thickness. This well, located in approximately 5,750 feet of water in Walker Ridge 52, was drilled to approximately 30,000 feet. Anadarko operates the block and we hold a 20% working interest. We strategically purchased our interest in Shenandoah #1 to test our hypothesis that targeting the previously undrilled inboard Lower Tertiary, which we regard as an emerging trend located to the northwest of existing outboard Lower Tertiary fields such as St. Malo, Jack and Cascade, would lead to discoveries that exhibit meaningfully better reservoir characteristics than had previously been encountered by the industry in the outboard Lower Tertiary. We believe the successful results of the Shenandoah #1 well support our hypothesis. To date, we have identified 22 inboard Lower Tertiary prospects on our acreage, including the Aegean, North Platte and Catalan prospects, all three of which are expected to be spud during 2010 and 2011.

        On April 6, 2009, we announced a long-term alliance with TOTAL in which, through a series of transactions, we combined our respective U.S. Gulf of Mexico exploratory lease inventory (which excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by TOTAL in the U.S. Gulf of Mexico) through the exchange of a 40% interest in our leases for a 60% interest in TOTAL's leases, resulting in a current combined alliance portfolio covering 216 blocks. We will act as operator on behalf of the alliance through the exploration and appraisal phases of development. As part of the alliance, TOTAL committed, among other things, to (i) provide a 5th generation deepwater rig to drill a mandatory five-well program on existing Cobalt-operated blocks, (ii) pay up to $300 million to carry a substantial share of Cobalt's costs with respect to this five-well program (above the amounts TOTAL has agreed to pay as owner of a 40% interest), (iii) pay an initial amount of approximately $280 million primarily as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements, (iv) pay 40% of the general and administrative costs relating to our operations in the U.S. Gulf of Mexico during the 10-year alliance term, and (v) award us up to $180 million based on the success of the alliance's initial five-well program, in all cases subject to certain conditions and limitations. Additionally, as part of the alliance, we formed a U.S. Gulf of Mexico-wide area of mutual interest with TOTAL, whereby each party has the right to participate in any oil and natural gas lease interest acquired by the other party within this area. Pursuant to its alliance commitments, TOTAL delivered the Transocean DD-I rig on July 7, 2009. The first program well, Ligurian #1, was drilled using the Transocean DD-I rig and the rig is on location and is currently drilling the second program well testing the Criollo prospect, having been recently repositioned from Ligurian #1.

        On April 22, 2009, we announced a partnership with Sonangol, pursuant to an agreement we had entered into with Sonangol immediately following the 2008 MMS Central Gulf of Mexico Lease Sale, whereby they acquired a 25% non-operated interest of our pre-TOTAL alliance interests in 11 of our U.S. Gulf of Mexico leases. The price Sonangol paid us for this interest was calculated using the price we paid for these leases plus $10 million to cover our historical seismic and exploration costs. Additionally, as part of the partnership, we formed an area of mutual interest with Sonangol covering a subset of the U.S. Gulf of Mexico, whereby each party has the right to participate in any oil and natural gas lease interest acquired by the other party within this area. This transaction is notable as it represents Sonangol's initial entry into the North American E&P sector.

        On June 11, 2009, the Council of Ministers of Angola published Decree Law No. 15/09 and Decree Law No. 14/09 which granted the mining rights for the prospecting, exploration, development and production of hydrocarbons on Blocks 9 and 21 offshore Angola, respectively, to Sonangol, as the national concessionaire, and appointed Cobalt as the operator of Blocks 9 and 21. Pursuant to these Decrees Laws, in October 2009, we completed negotiations with Sonangol and initialed the finalized RSAs for Blocks 9 and 21 offshore Angola. We expect to officially enter into these RSAs with Sonangol as part of a signing ceremony that will take place in Angola as required by Angolan law at which time the RSAs will become effective. These RSAs form the basis of our exploration, development and production operations on these blocks. Their execution is a key milestone that allows for the commencement of our offshore Angola drilling program, currently planned to commence in 2010. Cobalt will be the operator of all exploration and development efforts on these blocks. However, if these RSAs do not become effective, we will not be able to commence exploration, development and production operations on these blocks. See "Risk Factors— We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangol."

        On November 20, 2009, we entered into a like-kind exchange agreement with BHP in which we agreed to assign to BHP, subject to MMS approval, all of our working interests in Green Canyon 105 and 149, which constitute our Exmoor prospect, and Green Canyon 187, 231 and 233, which constitute one of our additional Adjacent Miocene prospects, in exchange for a 60% working interest in Garden Banks 1004 and Keathley Canyon 35 and 36, which constitute a portion of our South Platte prospect.

        We have entered into a two-year drilling contract with a subsidiary of ENSCO, which may be extended to up to four years at our option, for the use of the ENSCO 8503 deepwater 5th generation semi-submersible drilling rig in our exploration and development efforts in the U.S. Gulf of Mexico. We expect to take delivery of the ENSCO 8503 drilling rig, which is currently under construction, in the fourth quarter of 2010. When combined with the rig TOTAL is committed to provide pursuant to our alliance, we currently have a contracted-for drill program in the U.S. Gulf of Mexico of 13 wells over the next four years. We continually evaluate opportunities to contract for the use of additional rigs to increase our capacity to drill additional wells.

Our Competitive Strengths

Well-defined prospect potential in the deepwater U.S. Gulf of Mexico

        We believe our data-intensive approach to prospect analysis, coupled with the expertise of our technical team, allowed us to capture a significant portion of the most competitively sought after leases in the 2007 and 2008 MMS Central and Western Gulf of Mexico Lease Sales. Of the 200 blocks acquired by Cobalt in these lease sales, 24 attracted four or more bids. No other company acquired more blocks with four or more bids in these lease sales. Historical information from the MMS suggests that more competitively bid deepwater U.S. Gulf of Mexico lease blocks have significantly higher drilling success rates.

        Our oil-focused exploration efforts primarily target subsalt Miocene and Lower Tertiary horizons in the deepwater U.S. Gulf of Mexico. These horizons are characterized by well-defined hydrocarbon systems, comprised primarily of high-quality source rock and crude oil, and contain several of the most significant hydrocarbon discoveries in the deepwater U.S. Gulf of Mexico, including Tahiti (Green Canyon 640), Knotty Head (Green Canyon 512) and Kaskida (Keathley Canyon 292). Our leasehold position in the U.S. Gulf of Mexico is comprised of interests in 227 deepwater blocks covering approximately 1.3 million gross acres (0.6 million net acres) with 47 identified prospects in three trends, being the Tahiti Basin Miocene, the Adjacent Miocene, and the inboard Lower Tertiary trends, which we believe all offer world-class exploration potential.

        Our Tahiti Basin Miocene trend prospects are located in one of the most successful hydrocarbon bearing basins within the deepwater U.S. Gulf of Mexico, with an 88% subsalt commercial drilling success rate of exploratory wells to date. Discoveries in this region include Tahiti, Caesar (Green Canyon 683), Tonga (Green Canyon 726), Friesian (Green Canyon 599), Knotty Head, Pony (Green Canyon 468) and the recently announced discovery at Heidelberg #1. In addition to Ligurian #1, we plan to drill as operator an aggregate of between one and six exploratory, appraisal and development wells in the Tahiti Basin Miocene trend through 2012, depending on drilling results. In addition to Heidelberg #2, we plan to participate as non-operator in the drilling of an aggregate of between seven and nine exploratory, appraisal and development wells in the Tahiti Basin Miocene trend through 2012, depending on drilling results.

        We believe our prospects within the Adjacent Miocene trend offer substantial, commercially viable resource potential due to similarities in the geologic profile to that of the Tahiti Basin Miocene trend.

However, any analogies drawn by us from other wells, prospects or producing fields may not prove to be accurate indicators of the success of developing reserves from our prospects. For further information, reference should be made to the subsection of this prospectus titled, "Risk Factors—We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all." Our prospect inventory in this trend benefits from significant seismic delineation via proprietary 3-D reprocessing that indicates large, well-defined subsalt closures. We believe that our data-intensive approach enabled us to obtain a competitive advantage in imaging the region. We have identified 22 prospects in the Adjacent Miocene trend to date. We plan to drill as operator three exploratory wells in the Adjacent Miocene trend through 2012. We also plan to participate as non-operator in the drilling of three exploratory wells in the Adjacent Miocene trend through 2012.

        We were an early mover in the inboard Lower Tertiary trend, targeting specific lease blocks as early as 2006. Our technical team's hypothesis regarding the region's potentially higher-quality reservoir properties was supported by the successful result of the Shenandoah #1 well in which we participated. This discovery had reservoir characteristics more similar to Miocene reservoirs. Our technical team has identified 22 prospects in our inboard Lower Tertiary blocks to date, which are characterized by large, well-defined subsalt closures of a similar size to historic outboard Lower Tertiary discoveries, but are differentiated by what we believe to be potentially superior reservoir quality. We plan to drill as operator three exploratory wells in the inboard Lower Tertiary trend through 2012. We also plan to participate as non-operator in the drilling of an aggregate of between two and four exploratory and appraisal wells in the inboard Lower Tertiary trend through 2012.

Early mover in the emerging pre-salt play offshore Angola and Gabon

        We obtained our position offshore Angola and Gabon after a multi-year assessment of global deepwater hydrocarbon trends and resource potential. Our assessment was driven by our interpretation of seismic data, the international operating experience of our management and technical teams and an in-depth evaluation of regional political risk and economic conditions. In these two countries, we have contractual rights on four blocks comprising approximately 2.2 million net acres, equivalent to approximately 335 blocks in the deepwater U.S. Gulf of Mexico. We currently have a license in the Diaba Block offshore Gabon, and we expect to change our contractual rights into licenses in Blocks 9 and 21 offshore Angola. If these licenses are not issued, we may not be able to enforce these contractual rights and we will not be able to commence exploration, development and production operations on these blocks offshore Angola. To date, we have identified 85 prospects on these blocks, the largest of which we estimate from our seismic analysis to have aerial extents similar to the aerial extents of the Tupi pre-salt discovery offshore Brazil. However, any analogies drawn by us from other wells, prospects or producing fields may not prove to be accurate indicators of the success of developing reserves from our prospects. We expect to identify additional prospects as our technical team continues to process incremental data. Offshore Angola and Gabon are characterized by the presence of salt formations and oil-bearing sediments located in pre-salt and post-salt horizons.

        Given the rifting that occurred when plate tectonics separated the South American and African continents, we believe the geology offshore Angola and Gabon is an analog to the geology offshore Brazil where recent pre-salt discoveries, such as Tupi and Jupiter, are located. Recent pre-salt discoveries offshore Brazil, coupled with the pre-salt onshore and shallow water discoveries in West Africa and our ongoing analysis of seismic data, including our proprietary reprocessing of 3-D pre-stack, depth-migrated seismic data on Block 21 offshore Angola, further our belief that large-scale resource potential exists on our acreage. However, no exploratory wells have been drilled which have targeted the pre-salt horizon in the deepwater offshore Angola and Gabon. One well, drilled in 1996 which targeted shallower horizons in the deepwater offshore Angola, penetrated the top of a pre-salt horizon and encountered oil.

        We anticipate licenses to explore for, develop and produce oil will be issued to us with respect to Blocks 9 and 21 offshore Angola. If these licenses are not issued, we will not be able to commence exploration, development and production operations on these blocks. We will be the operator of these blocks with our primary partner being Sonangol. Offshore Gabon, we have a 21.25% working interest in the Diaba license, which we acquired in February 2008. Total Gabon is the operator of the Diaba license with a 63.75% working interest, held pursuant to a PSA.

Long-term strategic relationships with industry leading E&P companies

        We have long-term strategic relationships with two leading oil and gas companies, TOTAL and Sonangol, covering interests in both the U.S. Gulf of Mexico and offshore West Africa. Our relationship with Sonangol was originally formed when we entered into a participation agreement with them in September 2007 for the exploration of Blocks 9, 21 and one additional block offshore Angola. The partnership agreement we recently entered into with Sonangol to jointly develop interests in the U.S. Gulf of Mexico has expanded this relationship. Sonangol's recognition of our exploration strengths has provided us with access to high-quality prospects offshore Angola, which we believe is one of the most attractive hydrocarbon exploratory regions in the world.

        Our relationship with the TOTAL Group can be traced to November 2007, when we entered into an agreement with Total Gabon for the exploration of eight blocks in the U.S. Gulf of Mexico, and an agreement for the exploration of the Diaba license offshore Gabon. This relationship was significantly expanded upon the formation of our long-term alliance in April 2009. In the near term, this alliance will allow us to drill five key exploratory prospects on existing Cobalt-operated blocks (all of which TOTAL has agreed to participate in) using a 5th generation deepwater drilling rig provided by TOTAL, with a substantial share of our drilling costs to be paid by TOTAL, up to $300 million. Longer-term, the alliance creates an ongoing platform for organic exploration and development activities that combines our internal exploration expertise with the recognized overall expertise of a supermajor oil company and a development strategy aimed at shortening the cycle time between discovery and production.

Significant investments in technology and data allow for enhanced prospect maturation

        Our prospect generation approach is predicated upon a thorough, basin-wide understanding of the geologic trends within our focus areas and differs considerably from often-followed industry practice of acquiring more narrowly focused, prospect-specific data on a block-by-block basis. Consistent with our approach, upon our formation in November 2005, we immediately began acquiring the latest regional seismic data to complement our team's experience in the deepwater U.S. Gulf of Mexico and offshore West Africa. Since our inception, we have spent approximately $211 million on the acquisition, reprocessing and analysis of extensive geophysical data. Through these efforts, we have systematically acquired what we believe to be one of the industry's most extensive and current seismic databases in our focus areas, covering approximately 70% of the deepwater U.S. Gulf of Mexico and a substantial portion of our focus area offshore Angola and Gabon. Our approach to data acquisition entails analyzing regional data, such as industry well results, to understand a given trend's specific geology and defining those areas that offer the highest potential for large hydrocarbon deposits. After these areas are identified, we seek to acquire and reprocess the highest resolution subsurface data available in the potential prospect's direct vicinity. This includes advanced imaging information, such as wide-azimuth studies, to further our understanding of a particular reservoir's characteristics, including both trapping mechanics and fluid migration patterns. This advanced data is particularly important in below salt plays where wide-azimuth and other advanced 3-D information can more clearly define the target area, which, with more traditional technologies, is typically obscured by the overlying salt layer. We believe our library of data is among the best in the industry for our particular areas of focus, and rivals that of the supermajor oil companies. For additional information on the use of wide-azimuth studies in subsalt target areas, see "Industry—U.S. Gulf of Mexico."

        We believe our investment in this advanced data set, coupled with our technical team's advanced reprocessing capabilities, has allowed us to better interpret seismic data and generate what we believe are among the highest-quality prospects in the regions in which our activities are focused. We believe our approach has translated into enhanced performance in terms of the successful acquisition of high-quality prospects and expect that this approach will translate into successful choices of drilling locations, as well as reducing finding and development costs.

Operating control over the majority of our portfolio

        In order to better maintain control over our asset portfolio, we have established a leasehold position comprised primarily of operated properties. This includes operating approximately 75% of our U.S. Gulf of Mexico lease blocks, as well as both of our Angolan blocks. As operator, we have primary control over prospect selection, exploration and development timing and capital allocation, as well as the ability to implement logistical practices that we believe will allow us to shorten the time between resource discovery and first production.

Experienced management and technical teams with proven expertise

        We are led by management and technical teams that have significant experience finding and developing oil and natural gas reserves in our focus regions. Our management team has a track record of developing multi-billion dollar projects worldwide and across the oil and natural gas value chain. In addition, our management team has an established base of relationships with domestic and foreign governments, national and international oil companies, service companies and independent oil and gas companies, all of which we believe enhance our competitiveness. Our technical team consists of geologists, geoscientists, engineers and operators possessing an average of over 27 years of industry experience exploring for and developing oil and natural gas in the U.S. Gulf of Mexico and offshore West Africa. Prior to joining Cobalt, our management and technical teams collectively played a significant role in the exploration and development of approximately 8 Bboe of proved plus probable reserves in the deepwater U.S. Gulf of Mexico, out of an industry total of approximately 17 Bboe of such reserves developed in the last 28 years.

Our Strategy

        Since our inception, we have been singularly focused on locating and acquiring high-potential oil-focused, below salt prospects in the deepwater U.S. Gulf of Mexico and offshore West Africa. To date, we have identified and acquired 132 prospects which we believe have substantial potential hydrocarbon deposits. By employing the significant competitive advantages we believe we possess, our primary objective is to efficiently drill and develop our prospects, to recognize proved reserves, to achieve production and to generate operating cash flow on an accelerated basis, thereby increasing our net asset value. To this end, our strategy includes the following components:

Leverage our team's expertise in exploring for and developing below salt structures

        Our exploration and development efforts across our portfolio focus on structures which are characterized by the presence of salt formations in the deepwater. The hydrocarbon reservoirs we have focused on have not been extensively targeted in the past, given historical imaging difficulties that a salt formation can create in identifying underlying structures. Driven by the quality and quantity of our seismic data, the advent of advanced imaging technologies and our technical team's understanding of the impact of a salt formation on sediment migration and its potential as a hydrocarbon trapping mechanism, we believe we are well-positioned to unlock large potential reservoirs below salt formations in both the U.S. Gulf of Mexico and offshore Angola and Gabon. This differentiated skill set is reflected throughout our near-term drilling program, including our ongoing activities in the Tahiti Basin Miocene and Adjacent Miocene trends as well as our upcoming exploratory wells in the inboard Lower Tertiary trend and offshore Angola and Gabon, all of which are impacted by the presence of salt. We further believe our differentiated ability to image these below salt horizons was instrumental in the formation of both our TOTAL alliance and our Sonangol partnership.

Focus near-term U.S. Gulf of Mexico activities in the Tahiti Basin Miocene trend

        We are focusing our near-term activities in the Tahiti Basin Miocene trend of the U.S. Gulf of Mexico. We are currently evaluating information obtained from drilling Ligurian #1 and will participate in the drilling of the Heidelberg #2 well through a partner-operated drilling program. We expect development sanction decisions will be made on the Ligurian and Heidelberg fields in the next 12 to 18 months. Given the 88% subsalt commercial drilling success rate of exploratory wells to date in the Tahiti Basin Miocene trend, as well as existing infrastructure, we believe these wells provide a favorable opportunity to meaningfully enhance our net asset value. In addition to Ligurian #1, we plan to drill as operator an aggregate of between one and six exploratory, appraisal and development wells in the Tahiti Basin Miocene trend through 2012, depending on drilling results. In addition to Heidelberg #2, we plan to participate as non-operator in the drilling of an aggregate of between seven and nine exploratory, appraisal and development wells in the Tahiti Basin Miocene trend through 2012, depending on drilling results.

Successfully open and develop the pre-salt play offshore Angola and Gabon

        Together with our partners Sonangol and Total Gabon, we have established a first mover advantage in the pre-salt play offshore Angola and Gabon, respectively. We are currently preparing for our initial pre-salt exploration campaign, which will include the drilling of our Gold Dust and Oasis prospects located on Block 21 offshore Angola, targeted to be spud in late 2010 and in 2011, respectively, assuming that we are issued the licenses we need to commence exploration, development and production on a timely basis. To date, we have identified a portfolio of 85 prospects offshore Angola and Gabon. Given the potential size of these structures, we believe that exploratory success in this region will be significantly accretive to shareholder value. We expect one of the primary drivers of value in the pre-salt play in this region to be the quality of the hydrocarbon reservoirs. We plan to drill as operator an aggregate of between six and nine exploratory and appraisal wells offshore Angola and to participate as non-operator in the drilling of an aggregate of between two and four exploratory and appraisal wells offshore Gabon through 2012, depending on drilling results.

Maintain a rigorous, ongoing prospect maturation and enhancement process through our industry-leading technical capabilities

        We believe that having industry-leading imaging data in our primary focus regions, complemented by an experienced technical team capable of reprocessing the data to maximize its benefit, are core requirements for generating and maturing high-quality exploratory prospects. These technical capabilities are aided by our well log database, which currently contains approximately 4,300 U.S. Gulf of Mexico wells and approximately 300 offshore West Africa wells. We actively leverage our extensive inventory of contiguous 3-D seismic data to identify prospects by tying regional imaging analysis to industry drilling results. We continually enhance our prospect inventory through our technical team's interpretation and reprocessing of our existing data, as well as our ongoing acquisition of incremental data to augment our database. In addition, we continually look to identify new prospective trends and associated prospects on both our existing acreage and any adjacent acreage which we have the potential to either lease or license in the future. We believe these initiatives will also allow us to replenish our prospect inventory as we pursue our active drilling program, which, as noted above, includes a contracted-for drill program of 13 wells over the next four years and may include additional wells to the extent we are successful in contracting for the use of additional rigs.

Focus on efficient capital utilization and minimizing the cycle time between the discovery and the initial production of, and generation of cash flows from, oil

        A key aspect of our business model has been a focus on maximizing our returns through reduced development cycle times and efficient capital utilization. We create a comprehensive development plan as part of our overall planning activities on each of our operated prospects. We believe our integrated "seismic-to-sales" approach, which includes the active participation of our team of experienced exploration, development and commercial professionals, differentiates us from our competitors.

        Important aspects of our development planning include favorable placement of our initial exploratory wells such that they can be utilized as field production wells, thus shortening the cycle time to first production. In addition, we actively pre-order long-lead time production equipment in order to minimize service and equipment delays. We also plan to take advantage of pre-existing development infrastructure in our focus areas, such as oil transportation pipelines linking the Tahiti Basin Miocene trend to the U.S. coastline, as opposed to constructing completely new facilities for each field. Where advantageous, we plan to partner with midstream service providers to fund the construction of production facilities, transportation systems and other associated infrastructure in our operating areas. To this end, we recently finalized negotiations with a partner for the provision of subsea production systems and are exploring potential development options with two experienced midstream service providers to service our properties in the Tahiti Basin Miocene trend. We have also had initial discussions with selected FPSO providers regarding potential development options for our properties in the inboard Lower Tertiary trend and offshore Angola and Gabon.

        If our initial exploratory wells are successful, we anticipate beginning commercial production, and therefore generating revenues, from our U.S. Gulf of Mexico properties between 2012 and 2014 and our properties offshore Angola and Gabon between 2014 and 2016. However, we will not be able to commence our offshore Angola drilling program until we have entered into the RSAs with Sonangol.

Maintain financial flexibility

        We intend to use the proceeds from the offering to fund the exploration, appraisal and initial development of our prospect inventory. As our asset base matures, we plan to utilize a broader range of financing alternatives and strategies to fund our business plan, which will require substantial amounts of additional capital. Additionally, our current average working interest of 49% in our Gulf of Mexico properties provides us with the option to farm-out a portion of our working interest on advantageous terms, including the ability to enter into agreements which allow us to bring in partners to fund a disproportionate share of risk capital. In addition, we may in the future make opportunistic acquisitions of leasehold interests.

How We Identify and Analyze Prospects

        Our prospect identification and analysis approach is based on a thorough, basin-wide understanding of the geologic trends within our focus areas. From our inception, we have been focused on acquiring and reprocessing the highest quality seismic data available, including the application of advanced imaging technology, such as wide-azimuth seismic. This approach differs considerably from often-followed industry practice of acquiring more narrowly focused, prospect-specific data on a block-by-block basis. We have approximately 78,000 line miles (125,000 line kilometers) of 2-D seismic data and 28,000 square miles (72,000 square kilometers) of 3-D seismic data in the U.S. Gulf of Mexico and approximately 124,000 line miles (200,000 line kilometers) of 2-D seismic data and 2,000 square miles (5,000 square kilometers) of 3-D seismic data in West Africa. Our approach to data acquisition entails analyzing regional data, including industry well results, to understand a given trend's specific geology and defining those areas that offer the highest potential for large hydrocarbon deposits. After these areas are identified, we seek to acquire and reprocess the highest resolution subsurface data available in the potential prospect's direct vicinity. This includes advanced imaging information, such as wide-azimuth studies, to further our understanding of a particular reservior's characteristics, including both trapping mechanics and fluid migration patterns. Reprocessing is accomplished through a series of model building steps that incorporate the geometry of the salt and below salt geology to optimize the final image. In addition, we gather publicly available information, such as logs, press releases and industry intelligence, which we use to evaluate industry results and activities in order to understand the relationships between industry drilled prospects and our portfolio of undrilled prospects. Our well log database currently contains approximately 4,300 U.S. Gulf of Mexico wells and approximately 300 offshore West Africa wells.

        As part of our prospect identification and analysis approach, we estimate three primary characteristics:

  •
  mean prospect area—being the mean aerial extent of a hydrocarbon-bearing rock section of a prospect (expressed in acres);

  •
  mean "net pay" thickness—being the mean vertical extent of the effective hydrocarbon-bearing rock (expressed in feet); and

  •
  hydrocarbon yield—being the hydrocarbons that can ultimately be recovered from a volume of rock (expressed in barrels of oil-equivalent per acre-foot).

        We use industry recognized probabilistic methods to estimate the ranges of potential outcomes for each characteristic. The ranges are checked for reasonableness by comparison to probabilistic distributions of analogous discoveries and fields (including dry holes), which we refer to as analogs. For instance, in evaluating our three primary characteristics in the Tahiti Basin Miocene trend, we extensively studied successful discoveries, including the Tahiti field, a subsalt Miocene field. Analogs also provide critical information regarding the age, thickness, quality of reservoir rock and components of hydrocarbon yield. As analog discoveries are appraised and become producing fields, they also provide performance data, including production and decline rates. By analyzing analogs in a basin, we refine and improve the accuracy of the estimates we calculate for prospects. We also work with DeGolyer and MacNaughton, an independent petroleum consulting firm, in assessing our prospects.

        The accuracy of our estimates is subject to a number of risks and uncertainties as described under the heading "Risk Factors—We face substantial uncertainty in estimating the characteristics of our prospects, so you should not place undue reliance on any of our estimates."

        The following describes how we determine the estimates of our three primary characteristics.

Prospect Area

        The aerial extent of a hydrocarbon-bearing section of a prospect is referred to as "prospect area." To determine our prospect area, we use our seismic data and all available geologic data to map the aerial extent of the closures or trapping geometries that can hold hydrocarbons. Because it is not possible to directly detect the presence of hydrocarbons, we use statistical methods to define the amount of the closure that can be filled with hydrocarbons. We use a lognormal distribution to define the probabilities of the size of the prospect area. The prospect area may extend across multiple lease blocks or license areas.

Net Pay Thickness

        The vertical extent of the effective hydrocarbon-bearing rock is referred to as "net pay" thickness. We estimate the amount of net pay thickness for a prospect by using wireline log information from wells in applicable analog fields. Our estimates for the net pay thickness of a prospect are validated with our studies of historical field thicknesses. As with our area estimations, we use a lognormal distribution to establish the probabilities of the net pay thickness of a prospect.

        The expected net pay thickness of the exploration well may differ from the mean net pay thickness of the prospect due to several factors, including the relative location of the exploration well on structure, potential thickness variations that may occur across the prospect and the extent to which potential reservoir horizons are penetrated.

Hydrocarbon Yield

        Hydrocarbon yield is a measure of the quantity of oil and natural gas ultimately recoverable from a given volume of reservoir rock. Estimating hydrocarbon yield involves an analysis of a combination of several factors including reservoir characteristics, hydrocarbon and fluid properties and recovery efficiency.

        Reservoir characteristics include porosity (the ratio of the volume of voids or pore space to the total volume, in other words, the storage capacity of a reservoir rock), permeability (the measure of the ease with which fluids will flow through the pore spaces of a reservoir rock) and hydrocarbon saturation (the percentage of oil and natural gas relative to water in the pore spaces of the reservoir rock). We estimate probabilistically the ranges for these reservoir characteristics by performing a petrophysical analysis of analogous wells and reservoirs in order to determine the range of these reservoir characteristics.

        Hydrocarbon and fluid properties, including the gas-oil ratio and recoverable oil per acre-foot, are estimated using published or commercially available information from offset fields to determine likely ranges expected in the prospect trend.

        Recovery efficiency is estimated from modeling multiple development scenarios that consider (i) the expected initial reservoir pressure, (ii) the number of wells used for production, (iii) the type of reservoir drive mechanism, (iv) the type of secondary recovery methods (if used), and (v) the expected reservoir abandonment pressure.

How We Acquire Prospects

        Once a prospect is identified and analyzed, we seek to acquire leasehold title to the lease blocks (in the U.S. Gulf of Mexico) or license area (offshore Angola and Gabon) that include the prospect. The leasehold acquisition typically occurs from one of two sources: from governments through lease sales, licensing rounds or direct negotiations, or from other oil and gas companies through direct purchases, trades or farm-in arrangements. The leasehold acquisition provides us with title to specific blocks or license areas that we believe includes the entire prospect or a portion thereof. For each block or license area, our ownership percentage is referred to as our working interest. For those prospects which extend beyond our leasehold acreage, we include only the portion of prospect acreage for which we hold leasehold title. We refer to this as the net mean area of the prospect. Depending on the terms of our lease or license agreement, we may be required to pay royalties on our oil and gas production.

Deepwater U.S. Gulf of Mexico

        The deepwater subsalt petroleum provinces are the least explored of the accessible regions of the U.S. Gulf of Mexico. Advances in technology over the past 10 years have led to significant discoveries and increased the hydrocarbon assessment in the deepwater U.S. Gulf of Mexico.

        As of June 30, 2009, we owned working interests in 227 blocks within the deepwater U.S. Gulf of Mexico. Our blocks are located primarily in the Green Canyon, Garden Banks, Walker Ridge and Keathley Canyon protraction areas. We have identified 47 prospects on our blocks of which 22 have Miocene reservoir objectives, 22 have Lower Tertiary reservoir objectives and three have both Miocene and Lower Tertiary reservoir objectives. We are the operator of approximately 75% of our U.S. Gulf of Mexico blocks. Most of our U.S. Gulf of Mexico blocks have a 10-year primary term, expiring between 2016 and 2019. Assuming we are able to commence exploration and production activities or successfully exploit our properties during the primary lease term, our leases would extend beyond the primary term, generally for the life of production. In the U.S. Gulf of Mexico, the royalties on our lease blocks range from 12.5% to 18.75% with a lease block weighted average of 16%.

Geologic Overview

        Deepwater U.S. Gulf of Mexico exploration plays rely on hydrocarbons generated from several rich oil-prone source rocks. Rivers draining the North American continent provided vast quantities of sand, silt and mud to the Gulf of Mexico through major deltas similar to the present-day Mississippi and Rio Grande deltas. Sandstone reservoirs in two main geological formations, the Miocene and Lower Tertiary horizons, were ultimately transported and deposited by gravity flows in slope minibasins and on the paleo-basin floor. Hydrocarbon seals are provided by salts and the muds integral to the depositional system.

        One of the most important aspects of the deepwater U.S. Gulf of Mexico is the presence of multiple layers of salt. Deposited early in the basin's history, the salt is key to both the region's complexity and its longevity as an exploration province. The upward movement of salt, through the surrounding rock, formed most of the structures in the present-day deepwater U.S. Gulf of Mexico. The interaction of sediment load and salt movement partitioned the hydrocarbons into numerous moderate-size accumulations rather than just a few super-giant fields.

        Much of the deepwater province is covered by a shallow layer of salt or canopy. Extending over 50% of the region, the salt canopy has historically prevented the oil and gas industry from effectively exploring the region's potential. This region has recently garnered interest from the industry with recent advances in seismic technology, which has provided clearer imaging beneath the salt canopy. Regional geologic reconstructions postulated the presence of mature source rock, reservoir, and trapping configurations in the subsalt region, but only since the advent of 3-D depth-migrated seismic data have geoscientists been able to develop exploration prospects to test the potential beneath the extensive salt canopy.

U.S. Gulf of Mexico Prospects

        Our prospects in the U.S. Gulf of Mexico as of June 30, 2009 are summarized in the following table. In interpreting this information, specific reference should be made to the subsections of this prospectus titled "Risk Factors—We face substantial uncertainties in estimating the characteristics of our prospects, so you should not place undue reliance on any of our estimates" and "Business—How We Identify and Analyze Prospects."

Prospect	Cobalt Working Interest(1)	Block Operator(s)	Projected Spud Year
Miocene
Tahiti Basin
Ligurian/Heidelberg(2)	(2)	Cobalt/Anadarko	(2)
Criollo	60%	Cobalt	2009
Firefox	30%	BHP	2010
Adjacent Miocene
Rum Ramsey	24%	BHP	2010
Lyell	15%	Anadarko	2011
Ardennes(3)	42%	Cobalt	2011
Racer(3)	24%	BHP	2011
Rocky Mountain	45%	Cobalt	2012
Saddelbred	60%	Cobalt	2012
Percheron(3)	60%	Cobalt	post 2012
Sulu	45%	Cobalt	post 2012
Exmoor	30%	BHP	post 2012
13 additional prospects (average)	41%	(various)	post 2012
Inboard Lower Tertiary
Shenandoah(4)	20%	Anadarko	2009
Aegean	60%	Cobalt	2010
North Platte	60%	Cobalt	2010
Ardennes(3)	42%	Cobalt	2011
Catalan	(5)	Eni/Cobalt	2011
Racer(3)	24%	BHP	2011
Latvian	60%	Cobalt	2012
Williams Fork	(6)	Cobalt/Nexen	2012
Percheron(3)	60%	Cobalt	post 2012
Caspian	60%	Cobalt	post 2012
El Ciervo	(7)	Eni/Samson	post 2012
South Platte	60%	Cobalt	post 2012
Baffin Bay	60%	Cobalt	post 2012
12 additional prospects (average)	41%	(various)	post 2012

(1)
Our working interests do not reflect our net economic interests, which take into account royalties. See "Business—Deepwater U.S. Gulf of Mexico."

(2)
Our Ligurian/Heidelberg prospect is comprised of two areas: Heidelberg (Green Canyon 859 and 903) and Ligurian (Green Canyon 813, 814 and 858). On February 2, 2009, we announced that the Heidelberg #1 well had been drilled, encountering more than 200 feet of net pay thickness in the Miocene horizons. On July 16, 2009, we spud the Ligurian #1 well to also target the upper- and middle-Miocene horizons. On October 28, 2009, we and our partners decided to temporarily cease drilling operations on Ligurian #1 having encountered operational difficulties when drilling below salt through an unforeseen geologic formation before reaching total depth or testing the targeted horizons. We did encounter oil in the wellbore above the targeted horizons, but believe further drilling operations will be required to adequately test the prospect. We are currently evaluating the significant amount of new information that we have gathered from Ligurian #1 and we will continue to reprocess our seismic data based on this new information, which is scheduled for completion in January 2010. This evaluation should allow us to better image the Ligurian/Heidelberg prospect so that we can map and select the optimal well location to further test the prospect, either by sidetracking the current well or by drilling a new well in another location, or both. We anticipate that we should be in a position to recommence drilling the Ligurian/Heidelberg prospect in 2010. We expect Anadarko to spud Heidelberg #2 in late December 2009, which will target Miocene horizons. Further details regarding these prospects are as follows:

Area	Cobalt Working Interest	Operator	Projected Drill Date
Heidelberg	9.375%	Anadarko	Drilled
Ligurian	45%	Cobalt	Spuded July 16, 2009, suspended drilling above targeted horizons on October 28, 2009 and expect to recommence drilling in 2010.
(3)
Three of our prospects (Ardennes, Racer and Percheron) have both Adjacent Miocene and Lower Tertiary objectives. We have separately shown these three prospects as having both Adjacent Miocene and Lower Tertiary objectives in this table.

(4)
On February 4, 2009, we announced that the Shenandoah #1 well had been drilled into Lower Tertiary horizons. Anadarko, as operator, has stated that this well encountered approximately 300 feet of net pay thickness.

(5)
Our Catalan prospect is comprised of three blocks as follows:

Block	Cobalt Working Interest	Operator
Keathley Canyon 129	40%	Cobalt
Walker Ridge 133	33.33%	Eni
Walker Ridge 89	16.67%	Eni
(6)
Our Williams Fork prospect is comprised of five blocks as follows:

Block	Cobalt Working Interest	Operator
Garden Banks 821	60%	Cobalt
Garden Banks 823	30%	Nexen
Garden Banks 865	30%	Nexen
Garden Banks 866	30%	Nexen
Garden Banks 867	30%	Nexen
(7)
Our El Ciervo prospect is comprised of three blocks as follows:

Block	Cobalt Working Interest	Operator
Walker Ridge 354	20%	Eni
Walker Ridge 355	50%	Samson
Walker Ridge 399	20%	Eni

Gulf of Mexico Subsalt Miocene Trend

        The subsalt Miocene trend is an established play in the deepwater U.S. Gulf of Mexico. Major discoveries in this trend include Thunder Horse, Atlantis, Tahiti, Mad Dog, Pony, Knotty Head and Heidelberg. This trend is characterized by high quality reservoirs and fluid properties, resulting in high production well rates and recovery factors. We believe the primary geologic risk in this trend is the seal capacity required to trap hydrocarbons. To address this risk, we have conducted extensive regional studies, including proprietary seismic processing, proprietary pore pressure modeling, as well as other geological and geophysical predictive techniques, to better define the seal capacity for each prospect in the trend. Based on these studies, we have identified two trends located primarily in the Green Canyon protraction area, which we refer to as the Tahiti Basin Miocene trend and the Adjacent Miocene trend. A detailed description of each trend and certain of our associated prospects within each trend is included below.

Tahiti Basin Miocene Trend

        The Tahiti Basin Miocene trend is in one of the most successful hydrocarbon bearing basins within the deepwater U.S. Gulf of Mexico, with an 88% subsalt commercial drilling success rate of exploratory wells to date. Major discoveries in this area include Tahiti, Friesian, Caesar, Tonga, Knotty Head, Pony and the recently announced discovery at Heidelberg #1. Because many fields have been discovered in this area, a network of facility and pipeline infrastructure may be available for commercializing potential discoveries.

  Ligurian/Heidelberg

          Ligurian/Heidelberg is a 3-way prospect targeting Miocene horizons. We believe Green Canyon blocks 813, 814 and 858 (which we refer to as the Ligurian blocks) and Green Canyon blocks 859 and 903 (which we refer to as the Heidelberg blocks) cover a common structure accumulation, and we therefore refer to them as a joint prospect. We are the named operator and own a 45% working interest in the Ligurian blocks, and we have a 9.375% working interest in the Anadarko-operated Heidelberg blocks. We purchased our interest in the Heidelberg blocks from an existing owner in May 2008 after we successfully acquired 100% of the working interest in the adjacent Ligurian blocks in the 2008 MMS Central Gulf of Mexico Lease Sale. This prospect was mapped using proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area, which includes only the portion of the prospect for which we hold leasehold title, of 8,600 acres and an estimated mean net pay thickness of 430 feet. On February 2, 2009, we announced that the Heidelberg #1 well had been drilled, encountering more than 200 feet of net pay thickness in the Miocene horizon. On July 16, 2009, we spud the Ligurian #1 well to also target the upper- and middle-Miocene horizons. On October 28, 2009, we and our partners decided to temporarily cease drilling operations on Ligurian #1 having encountered operational difficulties when drilling below salt through an unforeseen geologic formation before reaching total depth or testing the targeted horizons. We did encounter oil in the wellbore above the targeted horizons, but believe further drilling operations will be required to adequately test the prospect. We are currently evaluating the significant amount of new information that we have gathered from Ligurian #1 and we will continue to reprocess our seismic data based on this new information, which is scheduled for completion in January 2010. This evaluation should allow us to better image the Ligurian/Heidelberg prospect so that we can map and select the optimal well location to further test the prospect, either by sidetracking the current well or by drilling a new well in another location, or both. We anticipate that we should be in a position to recommence drilling the Ligurian/Heidelberg prospect in 2010. We expect Anadarko to spud Heidelberg #2, an appraisal well, in the fall of 2009, which will target Miocene horizons.

  Criollo

          Criollo is a 3-way prospect targeting Miocene horizons located in Green Canyon blocks 685 and 729, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2007 MMS Central Gulf of Mexico Lease Sale. This prospect is syncline separated from the Tahiti and the Friesian discoveries. Criollo was mapped using proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 2,200 acres and an estimated mean net pay thickness of 230 feet. The Transocean DD-1 rig is on location and is currently drilling the Criollo prospect.

  Firefox

          Firefox is a 3-way prospect targeting Miocene horizons located in Green Canyon blocks 773 and 817, where BHP is the named operator and we own a 30% working interest. This prospect was acquired in the 2007 MMS Central Gulf of Mexico Lease Sale. This prospect is syncline separated from the Puma and the Heidelberg discoveries. Firefox was mapped using proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 3,900 acres and an estimated mean net pay thickness of 230 feet. We expect the initial exploration well on this prospect to be drilled in 2010.

Adjacent Miocene Trend

        The Adjacent Miocene trend is located adjacent to the Tahiti Basin Miocene trend. We believe our prospects within the Adjacent Miocene trend offer substantial, commercially viable resource potential due to similarities in the geologic profile to that of the Tahiti Basin Miocene trend. Our prospect inventory in this trend benefits from significant seismic delineation via proprietary 3-D reprocessing that indicates large, well-defined subsalt closures. In much of the trend there is limited facility and pipeline infrastructure. As such, we anticipate that free-standing, independent facilities may be required to develop discoveries in this area.

  Rum Ramsey

          Rum Ramsey is a 3-way prospect targeting Miocene horizons located in Green Canyon blocks 632, 633 and 676, where BHP is the named operator and we own a 24% working interest. This prospect was acquired in the 2008 MMS Central Gulf of Mexico Lease Sale and through a 2008 trade. Rum Ramsey was mapped using our proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data and non-proprietary, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 2,800 acres and an estimated mean net pay thickness of 150 feet. We expect the initial exploration well on this prospect to be drilled in late 2010.

  Lyell

          Lyell is a 4-way prospect targeting Miocene horizons located in Green Canyon blocks 550 and 551, where Anadarko is the named operator and we own a 15% working interest. This prospect was acquired through a 2006 farm-in agreement and 2009 direct purchase. Lyell was mapped using non-proprietary, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 3,500 acres and an estimated mean net pay thickness of 230 feet. We expect the initial exploration well on this prospect to be drilled in 2011.

  Ardennes

          Ardennes is a 4-way prospect targeting Miocene and Lower Tertiary horizons located in Green Canyon blocks 895, 896 and 939, where we are the named operator and own a 42% working interest. This prospect was acquired through a 2007 direct purchase, a trade in 2008, and in the

  2007 and 2008 MMS Central Gulf of Mexico Lease Sales. Ardennes was mapped using our processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data and non-proprietary, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. Proprietary reprocessing of the wide-azimuth seismic data is in progress. In addition to the area and net pay thickness associated with the Lower Tertiary horizons, the Miocene horizons of this prospect have an estimated mean net area of 7,500 acres and an estimated mean net pay thickness of 190 feet. We expect the initial exploration well on this prospect to be drilled in 2011.

  Racer

          Racer is a 3-way prospect targeting Miocene and Lower Tertiary horizons located in Green Canyon blocks 762 and 806, where BHP is the named operator and we own a 24% working interest. This prospect was acquired in the 2007 MMS Central Gulf of Mexico Lease Sale and through a trade in 2008. Racer was mapped using our proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data and non-proprietary wide-azimuth 3-D depth data. In addition to the area and net pay thickness associated with the Lower Tertiary horizon, the Miocene horizons of this prospect have an estimated mean net area of 4,700 acres and an estimated mean net pay thickness of 150 feet. We expect the initial exploration well on this prospect to be drilled in 2011.

  Rocky Mountain

          Rocky Mountain is a 3-way prospect targeting Miocene horizons located in Mississippi Canyon blocks 649, 693 and 737, where we are the named operator and own a 45% working interest. This prospect was acquired in the 2008 MMS Central Gulf of Mexico Lease Sale and is syncline separated from the Blind Faith field. Rocky Mountain was mapped using our proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data. This prospect has an estimated mean net area of 2,400 acres and an estimated mean net pay thickness of 200 feet. We expect the initial exploration well on this prospect to be drilled in 2012.

  Saddelbred

          Saddelbred is a 3-way prospect targeting Miocene horizons located in Green Canyon blocks 457 and 458, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2007 MMS Central Gulf of Mexico Lease Sale. Saddelbred was mapped using our proprietarily processed, wave-equation, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data. This prospect has an estimated mean net area of 3,200 acres and an estimated mean net pay thickness of 140 feet. We expect the initial exploration well on this prospect to be drilled in 2012.

  Percheron

          Percheron is a 3-way prospect targeting Miocene and Lower Tertiary horizons located in Green Canyon block 957, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2007 MMS Central Gulf of Mexico Lease Sale and is syncline separated from the Mad Dog field. Percheron was mapped using non-proprietary, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data. In addition to the area and net pay thickness associated with the Lower Tertiary horizons, the Miocene horizons of this prospect have an estimated mean net area of 650 acres and an estimated mean net pay thickness of 230 feet. We expect the initial exploration well on this prospect to be drilled post 2012.

  Sulu

          Sulu is a 3-way prospect targeting Miocene horizons located in Green Canyon blocks 258, 259 and 302, where we are the named operator and own a 45% working interest. This prospect was acquired in the 2007 and 2008 MMS Central Gulf of Mexico Lease Sales and offsets the Anadarko-operated Samurai discovery. Sulu was mapped using non-proprietarily processed pre-stack, depth-migrated, narrow-azimuth 3-D seismic data. This prospect has an estimated mean net area of 4,000 acres and an estimated mean net pay thickness of 150 feet. We expect the initial exploration well on this prospect to be drilled post 2012.

  Exmoor

          Exmoor is a 3-way prospect targeting Miocene horizons located in Green Canyon blocks 105 and 149, where BHP is the named operator and we own a 30% working interest. This prospect was acquired in the 2008 MMS Central Gulf of Mexico Lease Sale. Exmoor was mapped using non-proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data. This prospect has an estimated mean net area of 2,700 acres and an estimated mean net pay thickness of 190 feet. Should the assignments contained in the like-kind exchange agreement we have entered into with BHP not be approved by the MMS, we would expect the initial exploration well on this prospect to be drilled post 2012.

  Additional Adjacent Miocene Prospects

          We have 13 additional prospects targeting Miocene horizons, in which we have a combined average working interest of 41%. All of these prospects are operated by various other companies. Each of these additional prospects was acquired in various MMS Gulf of Mexico Lease Sales or through direct purchases or trades. We mapped these prospects using a variety of 3-D seismic data. These prospects have a combined average estimated mean net area of 700 acres and a combined average estimated mean net pay thickness of 170 feet. We expect the initial exploration well on each of these additional prospects to be drilled post 2012.

Gulf of Mexico Subsalt Lower Tertiary Trend and Inboard Lower Tertiary Trend

        The inboard Lower Tertiary is an emerging trend located to the northwest of existing outboard Lower Tertiary fields such as St. Malo, Jack and Cascade. We were an early mover in the inboard Lower Tertiary trend, targeting specific lease blocks as early as 2006. Our technical team's hypothesis regarding the region's potentially higher-quality reservoir properties was supported by the result of the Shenandoah #1 well in which we participated. This discovery had reservoir characteristics more similar to Miocene reservoirs. We believe our inboard Lower Tertiary blocks are characterized by large, well-defined structures of a similar size to historic outboard Lower Tertiary discoveries, but are differentiated by what we believe to be potentially superior reservoir quality. Because the inboard Lower Tertiary is an emerging trend, there is limited facility and pipeline infrastructure in the area. As such, we anticipate that free-standing, independent facilities may be required to develop discoveries in this area.

  Shenandoah

          Shenandoah is a 3-way prospect targeting Lower Tertiary horizons located in Walker Ridge blocks 51 and 52, where Anadarko is the named operator and we own a 20% working interest. This prospect was acquired through a 2008 purchase. Shenandoah was mapped using non-proprietarily processed pre-stack, depth-migrated, wide-azimuth 3-D seismic data. Proprietary reprocessing of wide-azimuth seismic data is in progress. This prospect has an estimated mean net area of 3,400 acres and an estimated mean net pay thickness of 560 feet. On February 4, 2009, we announced that the Shenandoah #1 well had been drilled into Lower Tertiary horizons. Anadarko, as operator, has stated that this well encountered approximately 300 feet of net pay thickness.

  Aegean

          Aegean is a 3-way prospect targeting Lower Tertiary horizons located in Keathley Canyon blocks 163 and 207, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2008 MMS Central Gulf of Mexico Lease Sale. Aegean was mapped using non-proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. Proprietary reprocessing of the wide-azimuth seismic data is in progress. This prospect has an estimated mean net area of 3,600 acres and an estimated mean net pay thickness of 250 feet. We expect the initial exploration well on this prospect to be drilled in 2010.

  North Platte

          North Platte is a 4-way prospect targeting Lower Tertiary horizons located in Garden Banks blocks 915, 916, 958, 959 and 960, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2006 MMS Western Gulf of Mexico Lease Sale and the 2007 and 2008 MMS Central Gulf of Mexico Lease Sales. North Platte was mapped using our proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 7,500 acres and an estimated mean net pay thickness of 290 feet. We expect the initial exploration well on this prospect to be drilled in 2010.

  Ardennes

          Ardennes is a 4-way prospect targeting Lower Tertiary and Miocene horizons located in Green Canyon blocks 895, 896 and 939, where we are the named operator and own a 42% working interest. This prospect was acquired through a 2007 direct purchase, a trade in 2008, and in the 2007 and 2008 MMS Central Gulf of Mexico Lease Sales. Ardennes was mapped using our proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data and non-proprietary, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. Proprietary reprocessing of the wide-azimuth seismic data is in progress. In addition to the mean area and mean net pay thickness associated with the Miocene horizons, the Lower Tertiary horizons of this prospect have an estimated mean net area of 6,000 acres and an estimated mean net pay thickness of 390 feet. We expect the initial exploration well on this prospect to be drilled in 2011.

  Catalan

          Catalan is a 3-way prospect targeting Lower Tertiary horizons located in Keathley Canyon block 129 and Walker Ridge blocks 89 and 133, where we are the named operator on the Keathley Canyon block with Eni being the named operator on the two Walker Ridge blocks. We have a 40%, 33.33% and 16.67% working interest in Keathley Canyon block 129 and Walker Ridge blocks 89 and 133, respectively. This prospect was primarily acquired in the 2008 and 2009 MMS Central Gulf of Mexico Lease Sales and in a 2009 trade. Catalan was mapped using our proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 5,400 acres and an estimated mean net pay thickness of 350 feet. We expect the initial exploration well on this prospect to be drilled in 2011.

  Racer

          Racer is a 3-way prospect targeting Lower Tertiary and Miocene horizons located in Green Canyon blocks 762 and 806, where BHP is the named operator and we own a 24% working interest. This prospect was acquired in the 2007 MMS Central Gulf of Mexico Lease Sales and through a 2008 trade. Racer was mapped using our proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data and non-proprietary wide-azimuth 3-D depth data. In addition to the mean area and mean net pay thickness associated with the Miocene horizons, the Lower Tertiary horizons of this prospect has an estimated mean net area of 5,300 acres and an estimated mean net pay thickness of 270 feet. We expect the initial exploration well on this prospect to be drilled in 2011.

  Latvian

          Latvian is a 3-way prospect targeting Lower Tertiary horizons located in Garden Banks blocks 874, 917, 918 and 919, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2006 MMS Western Gulf of Mexico Lease Sale and the 2007 and 2008 MMS Central Gulf of Mexico Lease Sales. Latvian was mapped using our proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 5,200 acres and an estimated mean net pay thickness of 560 feet. We expect the initial exploration well on this prospect to be drilled in 2012.

  Williams Fork

          Williams Fork is a 3-way prospect targeting Lower Tertiary horizons located in Garden Banks blocks 821, 823, 865, 866 and 867, where Nexen is the named operator except for Garden Banks 821 for which we are the operator. We have a 60% working interests in Garden Banks block 821 and a 30% working interest in the remaining blocks. This prospect was acquired in the 2006 MMS Western Gulf of Mexico Lease Sale and the 2007 and 2008 MMS Central Gulf of Mexico Lease Sales. Williams Fork was mapped using non-proprietarily processed, pre-stack, depth-migrated wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 5,200 acres and an estimated mean net pay thickness of 280 feet. We expect the initial exploration well on this prospect to be drilled in 2012.

  Percheron

          Percheron is a 3-way prospect targeting Lower Tertiary and Miocene horizons located in Green Canyon block 957, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2007 MMS Central Gulf of Mexico Lease Sale. Percheron was mapped using our non-proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data. In addition to the mean area and mean net pay thickness associated with the Miocene horizons, the Lower Tertiary horizons of this prospect has an estimated mean net area of 500 acres and an estimated mean net pay thickness of 300 feet. We expect the initial exploration well on this prospect to be drilled post 2012.

  Caspian

          Caspian is a 4-way prospect targeting Lower Tertiary horizons located in Garden Banks blocks 495, 496, 497, 539, 540 and 541, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2008 MMS Western Gulf of Mexico Lease Sale, the 2009 MMS Central Gulf of Mexico Lease Sale and a 2009 trade. Caspian was mapped using our non- proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data. This prospect has an estimated mean net area of 8,200 acres and an estimated mean net pay thickness of 250 feet. We expect the initial exploration well on this prospect to be drilled post 2012.

  El Ciervo

          El Ciervo is a 3-way prospect targeting Lower Tertiary horizons located in Walker Ridge blocks 354, 355 and 399, where Eni and Samson are the named operators. We have a 20%, 50% and 20% working interest in Walker Ridge blocks 354, 355 and 399, respectively. This prospect was acquired in the 2008 and 2009 MMS Central Gulf of Mexico Lease Sales. El Ciervo was mapped using our non-proprietarily processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data. This prospect has an estimated mean net area of 6,500 acres and an estimated mean net pay thickness of 300 feet. We expect the initial exploration well on this prospect to be drilled post 2012.

  South Platte

          South Platte is a 3-way prospect targeting Lower Tertiary horizons located in Garden Banks blocks 1002 and 1003, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2006 MMS Western Gulf of Mexico Lease Sale and in the 2008 MMS Central Gulf of Mexico Lease Sale. South Platte was mapped using our proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 2,100 acres and an estimated mean net pay thickness of 280 feet. We expect the initial exploration well on this prospect to be drilled post 2012.

  Baffin Bay

          Baffin Bay is a 3-way prospect targeting Lower Tertiary horizons located in Garden Banks blocks 956 and 957, where we are the named operator and own a 60% working interest. This prospect was acquired in the 2008 MMS Central Gulf of Mexico Lease Sale. Baffin Bay was mapped using our proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. This prospect has an estimated mean net area of 2,300 acres and an estimated mean net pay thickness of 300 feet. We expect the initial exploration well on this prospect to be drilled post 2012.

  Additional Inboard Lower Tertiary Prospects

          We have 12 additional prospects targeting inboard Lower Tertiary horizons, in which we have a combined average working interest of 41%. All of these prospects are operated by various other companies. Each of these additional prospects was acquired in various MMS Gulf of Mexico Lease Sales or through trades. We mapped these prospects using a variety of 3-D seismic data. These prospects have a combined average estimated mean net area of 800 acres and a combined average estimated mean net pay thickness of 260 feet. We expect the initial exploration well on each of these additional prospects to be drilled post 2012.

Plans for Exploration and Development of U.S. Gulf of Mexico Prospects

        The initial well drilled to test a prospect is referred to as an exploratory well. If a commercial discovery is made by the initial exploratory well, the operator may choose to drill one or more appraisal wells to delineate the size and other characteristics of the discovered field. This information is used to create a plan of development, which may include the construction of offshore facilities and drilling of development wells designed to efficiently produce hydrocarbons from the field. Any oil resources, if developed, would use either newly constructed processing facilities owned by the working-interest partnership or processing facilities leased from third-party providers. In general, development wells will be produced through subsea templates tied back to the processing facilities.

        The timing of our initial exploratory, appraisal and development wells included herein represent our anticipated priority in which prospects will be drilled by the operator of each prospect. Actual timing decisions may differ significantly from our current plans due to availability of critical equipment, material and personnel, drilling results from offset or nearby prospects, and financing priorities. We estimate that the average gross cost to drill and evaluate an exploration well is approximately $100 to $130 million for Miocene prospects and approximately $140 to $170 million for inboard Lower Tertiary prospects, the average gross cost to drill and evaluate an appraisal well is approximately $110 to $140 million for Miocene prospects and approximately $150 to $180 million for inboard Lower Tertiary prospects, while the average gross cost to drill and evaluate a development well is approximately $140 to $170 million for Miocene fields and approximately $180 to $210 million for inboard Lower Tertiary fields.

West Africa Deepwater

        We have rights to license areas with pre-salt and above salt exploration potential offshore Angola and Gabon. The emerging offshore West African pre-salt exploration trend has geologic characteristics similar to the pre-salt basins offshore Brazil, which includes the Tupi, Jupiter and other recently announced significant discoveries. Pre-salt discoveries in West Africa have been made, both onshore and in shallow water offshore Angola and Gabon. Geologically similar fields have produced in northern Angola, Congo and southern Gabon. Within our license areas offshore Angola and Gabon, we have identified 85 prospects, with 45 having pre-salt objectives, 40 having above salt objectives, and the largest of which we estimate from our seismic analysis to have aerial extents similar to the aerial extents of the Tupi pre-salt discovery offshore Brazil. While we do not expect any discoveries offshore Angola and Gabon to include significant quantities of natural gas, if discoveries in Angola do include natural gas, we do not have contractual rights to natural gas on our blocks.

        Offshore Angola, we have contractual rights to offshore deepwater Blocks 9, 21 and one additional block for which we paid signature bonuses of $4.0 million, $10.0 million and $10.0 million respectively. We anticipate licenses to explore for, develop and produce oil will be issued to us with respect to Blocks 9 and 21 in the form of a RSA for each block. We are the named operator on these blocks. If these licenses are not issued, we will not be able to commence exploration, development and production operations on these blocks. As part of our contractual agreements for Blocks 9, 21 and the additional block, we have agreed to cover the costs of an Angolan local partner who will hold a 10% interest in the blocks. Block 9 is approximately 1 million acres (4,000 square kilometers) in size and is located immediately offshore in the southeastern-most portion of the Kwanza basin. Water depth ranges from zero to more than 3,200 feet (1,000 meters). Block 21 is approximately 1.2 million acres (4,900 square kilometers) in size. The block is 30 to 90 miles (50 to 140 kilometers) offshore in water depths of 3,300 to 5,200 feet (1,000 to 1,600 meters) in the central portion of the Kwanza basin.

        Offshore Gabon, we have entered into an assignment agreement with Total Gabon and paid approximately $2.0 million for a 21.25% working interest in the Diaba Block. Through the assignment we became a party to the PSA between the operator Total Gabon and the Republic of Gabon. This agreement gives Cobalt the right to recover costs incurred and receive a share of the remaining profit from any commercial discoveries made on the block. The Diaba Block is approximately 2.2 million acres (9,000 square kilometers) in size. The block is 40 to 120 miles (60 to 200 kilometers) offshore in water depths of 300 to 10,500 feet (100 to 3,200 meters) in the central portion of the offshore South Gabon Coastal basin.

Geologic Overview

        Offshore Angola and Gabon are characterized by the presence of salt formations and oil-bearing sediments located in pre-salt and above salt (Albian) horizons. Given the rifting that occurred when plate tectonics separated the South American and African continents, we believe the geology offshore Angola (Kwanza Basin) and Gabon (South Gabon Coastal Basin) is a direct analog to the geology offshore Brazil (Santos Basin) where recent pre-salt discoveries, such as Tupi and Jupiter, are located. Recent pre-salt and shallow water discoveries offshore Brazil, coupled with the pre-salt onshore discoveries in West Africa and our ongoing analysis of seismic data, including our proprietary reprocessing of 3-D pre-stack, depth-migrated seismic data on Block 21 offshore Angola, furthers our belief that large-scale resource potential exists on our acreage. No exploratory wells have been drilled which have targeted the pre-salt horizon in the deepwater offshore Angola and Gabon. One well, drilled in 1996, which targeted shallower horizons in the deepwater offshore Angola, penetrated the top of a pre-salt horizon and encountered oil. The pre-salt reservoirs are expected to be sandstones and carbonates, with extensive evaporite seals and rich interbedded source rocks. The above salt (Albian) reservoirs are expected to be limestones and dolomites.

        Given the evidence of large structural closures and widespread sealing salt and rich source rocks, the primary geologic risk of the deepwater West Africa plays is the presence of quality reservoirs. A discovery by Cobalt or another company of a quality pre-salt reservoir in the deepwater offshore West Africa will significantly de-risk the geologic uncertainty and increase the likelihood of success of our adjacent undrilled prospects.

Our Prospects Offshore West Africa

        Our prospects offshore West Africa as of June 30, 2009 are summarized in the following table. In interpreting this information, you should refer to the subsections of this prospectus titled "Risk Factors—We face substantial uncertainties in estimating the characteristics of our prospects, so you should not place undue reliance on any of our estimates" and "Business—How We Identify and Analyze Prospects."

Prospect	Cobalt Working Interest(1)	Operator	Projected Spud Year
Angola(2)
Gold Dust	40%	Cobalt	2010
Oasis	40%	Cobalt	2011
Aquarius	40%	Cobalt	2011
Monte Carlo	40%	Cobalt	2012
Silver Dollar	40%	Cobalt	2012
Riviera	40%	Cobalt	2012
Indian Springs	40%	Cobalt	post 2012
Churchill	40%	Cobalt	post 2012
Starlite	40%	Cobalt	post 2012
Rampart	40%	Cobalt	post 2012
Treasure Island	40%	Cobalt	post 2012
El Dorado	40%	Cobalt	post 2012
High Desert	40%	Cobalt	post 2012
33 additional prospects (average)	40%	Cobalt	post 2012
Gabon
Longhorn	21.25%	Total Gabon	2011
Pioneer	21.25%	Total Gabon	2011
Western	21.25%	Total Gabon	post 2012
Alamo	21.25%	Total Gabon	post 2012
Wendover	21.25%	Total Gabon	post 2012
Mandalay	21.25%	Total Gabon	post 2012
Boulder	21.25%	Total Gabon	post 2012
Red Rock	21.25%	Total Gabon	post 2012
Fiesta	21.25%	Total Gabon	post 2012
Aztec	21.25%	Total Gabon	post 2012
Ellis	21.25%	Total Gabon	post 2012
28 additional prospects (average)	21.25%	Total Gabon	post 2012

(1)
Our working interests do not reflect our net economic interests, which take into account the economic terms of the agreements governing our blocks offshore Angola and Gabon. See "Business—West Africa Deepwater."

(2)
We currently have only contractual rights with respect to these prospects offshore Angola, but anticipate licenses to explore, develop and produce oil will be issued to us. If these licenses are not issued, we may not be able to enforce any contractual rights we have against Sonangol and will not be able to commence exploration, development and production operations with respect to these prospects. If the licenses are issued to us later than we expect, our exploration, drilling and production timetable for offshore Angola would be delayed and we may not be able to meet our projected spud date for any of these prospects. See "Risk Factors—We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangal."

Angola

  Gold Dust

          Gold Dust is a prospect targeting pre-salt horizons, where we are the named operator and have a 40% working interest. Gold Dust was mapped using our pre-stack, depth-migrated 3-D seismic data. This prospect has an estimated mean net area of 84,100 acres. The average estimated mean net pay thickness for all of our pre-salt and Albian prospects offshore Angola, including this prospect, is 390 feet. We expect the initial exploration well on this prospect to be drilled in 2010.

  Oasis

          Oasis is a prospect targeting pre-salt horizons, where we are the named operator and have a 40% working interest. Oasis was mapped using our pre-stack, depth-migrated 3-D seismic data. This prospect has an estimated mean net area of 7,700 acres. We expect the initial exploration well on this prospect to be drilled in 2011.

  Aquarius

          Aquarius is a prospect targeting Albian horizons, where we are the named operator and have a 40% working interest. Aquarius was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 5,000 acres. We expect the initial exploration well on this prospect to be drilled in 2011.

  Monte Carlo

          Monte Carlo is a prospect targeting pre-salt horizons, where we are the named operator and have a 40% working interest. Monte Carlo was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 30,400 acres. We expect the initial exploration well on this prospect to be drilled in 2012.

  Silver Dollar

          Silver Dollar is a prospect targeting pre-salt horizons, where we are the named operator and have a 40% working interest. Silver Dollar was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 11,500 acres. We expect the initial exploration well on this prospect to be drilled in 2012.

  Riviera

          Riviera is a prospect targeting pre-salt horizons, where we are the named operator and have a 40% working interest. Riviera was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 4,000 acres. We expect the initial exploration well on this prospect to be drilled in 2012.

  Indian Springs

          Indian Springs is a prospect targeting Albian horizons, where we are the named operator and have a 40% working interest. Indian Springs was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 2,500 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Churchill

          Churchill is a prospect targeting Albian horizons, where we are the named operator and have a 40% working interest. Churchill was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 3,100 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Starlite

          Starlite is a prospect targeting Albian horizons, where we are the named operator and have a 40% working interest. Starlite was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 3,400 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Rampart

          Rampart is a prospect targeting Albian horizons, where we are the named operator and have a 40% working interest. Rampart was mapped using our pre-stack, depth-migrated 2-D seismic data. This prospect has an estimated mean net area of 3,600 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Treasure Island

          Treasure Island is a prospect targeting pre-salt horizons, where we are the named operator and have a 40% working interest. Treasure Island was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 6,500 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  El Dorado

          El Dorado is a prospect targeting pre-salt horizons, where we are the named operator and have a 40% working interest. El Dorado was mapped using our pre-stack, depth-migrated 3-D seismic data. This prospect has an estimated mean net area of 7,900 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  High Desert

          High Desert is a prospect targeting Albian horizons, where we are the named operator and have a 40% working interest. High Desert was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 9,500 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Additional Angola Prospects

          We have 9 additional prospects targeting pre-salt horizons and 24 additional prospects targeting Albian horizons offshore Angola, in which we have a 40% working interest. We are the named operator for all of these prospects. We mapped all these prospects using 2-D seismic data. These prospects have a combined average estimated mean net area of 1,300 acres. We expect the initial exploration well on each of these additional prospects to be drilled post 2012.

Gabon

  Longhorn

          Longhorn is a prospect targeting pre-salt horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Longhorn was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 43,600 acres. The average estimated mean net pay thickness for all of our pre-salt and Albian prospects offshore Gabon, including this prospect, is 390 feet. We expect the initial exploration well on this prospect to be drilled in 2011.

  Pioneer

          Pioneer is a prospect targeting pre-salt horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Pioneer was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 38,500 acres. We expect the initial exploration well on this prospect to be drilled in 2011.

  Western

          Western is a prospect targeting pre-salt horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Western was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 12,200 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Alamo

          Alamo is a prospect targeting Albian horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Alamo was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 12,100 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Wendover

          Wendover is a prospect targeting pre-salt horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Wendover was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 12,100 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Mandalay

          Mandalay is a prospect targeting pre-salt horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Mandalay was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 8,000 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Boulder

          Boulder is a prospect targeting pre-salt horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Boulder was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 7,000 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Red Rock

          Red Rock is a prospect targeting pre-salt horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Red Rock was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 6,800 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Fiesta

          Fiesta is a prospect targeting Albian horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Fiesta was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 5,200 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Aztec

          Aztec is a prospect targeting Albian horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Aztec was mapped utilizing our 2-D seismic data. This prospect has an estimated mean net area of 4,400 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Ellis

          Ellis is a prospect targeting Albian horizons, where Total Gabon is the named operator and we have a 21.25% working interest. Ellis was mapped using our 2-D seismic data. This prospect has an estimated mean net area of 4,200 acres. We expect the initial exploration well on this prospect to be drilled post 2012.

  Additional Gabon Prospects

          We have 22 additional prospects targeting pre-salt horizons and 6 additional prospects targeting Albian horizons offshore Gabon, in which we have a 21.25% working interest. Total Gabon is the named operator for all of these prospects. We mapped all of these prospects using 2-D seismic data. These prospects have a combined average estimated mean net area of 4,200 acres. We expect the initial exploration well on each of these additional prospects to be drilled post 2012.

Plans for Exploration and Development of West Africa Prospects

        In Angola, we will work in a contractor relationship to the national oil company, Sonangol, with terms and conditions established by RSAs. In Gabon, we will work in a contractor relationship to the Republic of Gabon with terms and conditions established by PSAs. The PSA or RSA define contractual terms, including fiscal terms, minimum contractor work, investment obligations, the carry of local partner's capital investments, and required progress milestones.

        The drilling of exploration wells in both Angola and Gabon is well within known technological boundaries. The marine and subsurface conditions are anticipated to be normally pressured thus enabling standardization and simplification of well design. Offshore Angola and Gabon, we estimate that the gross cost to drill and evaluate an exploration, appraisal or development well is approximately $45 to $65 million for pre-salt prospects and $30 to $50 million for above salt prospects. The timing of our initial exploration wells included herein represent our current expectations as to the priority in which prospects will be drilled. Actual timing decisions may differ significantly due to availability of critical equipment, material and staff, drilling results from offset or nearby prospects, government approvals, and funding priorities.

        As an operator in Angola, our primary development concept for any discovery will be standardized staged developments. For each discovery, we expect that an early production system incorporating a FPSO system will be implemented, to then be followed by a further standardized FPSO system depending on the size of the discovery and associated development. All FPSOs in Angola are expected to be leased.

Material Agreements

  TOTAL Alliance

        On April 6, 2009, we announced that we had entered into a long-term alliance with TOTAL. This alliance transaction principally consisted of:

  •
  A simultaneous exchange agreement, between TOTAL and ourselves, dated April 6, 2009 (the "Exchange Agreement"), whereby both TOTAL and ourselves agreed to combine each company's respective U.S. Gulf of Mexico exploratory lease inventories except as to certain leases which were purchased by TOTAL under separate purchase and sale agreements. This was achieved through the transfer of a net 40% interest in our leases to TOTAL in return for a net 60% interest in TOTAL's leases, and resulted in a combined alliance portfolio covering 216 U.S. Gulf of Mexico blocks as of the date hereof. As the Exchange Agreement contemplates the combination of TOTAL and our U.S. Gulf of Mexico exploratory lease inventories, it excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by TOTAL in the U.S. Gulf of Mexico. The terms of the exchange agreement mandate the alliance, with Cobalt as operator, to drill an initial five-well program on existing Cobalt-operated blocks. This well program is expected to be drilled on the prospects of Ligurian, Criollo, North Platte, Aegean and Ardennes. In order to drill this initial program, TOTAL committed to provide Cobalt with the use of the Transocean DD-I drilling rig, which was delivered on July 7, 2009. Should the Transocean DD-I drilling rig not be unavailable or incapable of completing such program, TOTAL is committed to provide a replacement drilling rig. Furthermore, pursuant to the terms of the Exchange Agreement, TOTAL has also committed, among other things, to (i) pay up to $300 million to carry a substantial share of costs first allocable to us based on our 60% ownership interest in the combined alliance properties with respect to this five-well program and certain other exploration and development activities (above the amounts TOTAL has agreed to pay as owner of a net 40% interests in such properties), (ii) pay an initial amount of approximately $280 million primarily as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements covering leases not included in the Exchange Agreement, and (iii) based on the success of the alliance's five-well program (primarily defined as discoveries of petroleum accumulations of at least 100 feet of net pay thickness for Miocene objectives and 250 feet of net pay thickness for Lower Tertiary objectives), pay up to $180 million to carry a substantial share of costs first allocable to Cobalt based on its 60% ownership interest in combined alliance properties with respect to additional wells and certain other exploration and development activities outside of the five-well program, in all cases subject to certain conditions and limitations. Any additional carry owed to us based on the success of the alliance's five-well program will increase the commitment by TOTAL to pay a disproportionate share of the costs of additional wells drilled and certain other exploration and development activities incurred outside of the five-well program.

  •
  A management and area of mutual interest agreement, between TOTAL and ourselves, dated April 6, 2009 (the "TOTAL AMI Agreement"), whereby both TOTAL and ourselves agreed to participate in an area of mutual interest covering the whole U.S. Gulf of Mexico. The TOTAL AMI Agreement is for a term of ten years, and grants each party the right and option, but not the obligation, to acquire a share of any oil and natural gas leasehold interest acquired by the other party within the designated area. The TOTAL AMI Agreement excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by TOTAL in the U.S. Gulf of Mexico. For the duration of the term of the TOTAL AMI Agreement, TOTAL will pay 40% of the general and administrative costs relating to our operations in the U.S. Gulf of Mexico. Furthermore, this agreement designates us as the operator for all exploratory and appraisal operations. Upon completion of appraisal operations, operatorship will be determined by TOTAL and ourselves, with the greatest importance being placed on majority (or largest) working interest ownership and the respective experience of each party in developments which have required the design, construction and ownership of a permanently anchored host facility to collect and transport oil or natural gas from such development.

  Sonangol Partnership

        On May 15, 2008, we entered into a participation agreement with Sonangol, which established the terms of our U.S. Gulf of Mexico partnership with Sonangol. This partnership consists of:

  •
  An area of mutual interest, covering a sub-set of the U.S. Gulf of Mexico (the "Sonangol AMI"). The Sonangol AMI is for a term of two years, and grants each party the right and option, but not the obligation, to acquire a share of any oil and natural gas leasehold interest acquired by the other party within the designated area.

  •
  An agreement for Sonangol to participate in the development of certain prospects on 11 of our U.S. Gulf of Mexico leases. In this regard, Sonangol purchased a 25% non-operated interest in the blocks containing our Sulu, Ligurian and Rocky Mountain prospects, among others. The percentage assigned to Sonangol as part of this partnership was calculated on the basis of the interests we held in such blocks prior to our TOTAL alliance. Furthermore, in connection with the partnership, Sonangol agreed to purchase their interests in our leases for the price we paid for such leases in the 2007 and 2008 MMS Central Gulf of Mexico Lease Sales, reimburse us $10 million for our share of historical seismic and exploration costs in the subject properties and allow Cobalt to act as the operator on all of the subject properties.

  ENSCO Rig

        We expect to operate the ENSCO 8503, an deepwater 5th generation semisubmersible drilling rig in the U.S. Gulf of Mexico. The ENSCO 8503 is leased from ENSCO for a two year term commencing in the fourth quarter of 2010, which may be extended to a three or four year term at our option. The aggregate rate for the first two years of the ENSCO contract is approximately $372 million, representing a base operating rate of $510,000 per day, subject to adjustment for any variances in operating costs from historical January 2008 levels. Under the terms of the contract, we will pay for the transportation of this rig to the U.S. Gulf of Mexico.

  Angolan Risk Services Agreements

        On June 11, 2009, the Council of Ministers of Angola published Decree Law No. 15/09 and Decree Law No. 14/09 which granted the mining rights for the prospecting, exploration, development and production of hydrocarbons on Blocks 9 and 21 offshore Angola, respectively, to Sonangol, as the national concessionaire, and appointed Cobalt as the operator of Blocks 9 and 21, respectively. Pursuant to these Decrees Laws, in October 2009, we completed negotiations with Sonangol and initialed the finalized RSAs for Blocks 9 and 21 offshore Angola. We expect to officially enter into these RSAs with Sonangol as part of a signing ceremony that will take place in Angola as required by Angolan law at which time the RSAs will become effective. These RSAs form the basis of our exploration, development and production operations on Blocks 9 and 21 offshore Angola. We will be the operator for both of these blocks. If these RSAs do not become effective, we will not be able to commence exploration, development and production operations on these blocks. See "Risk Factors—We will not be able to commence exploration, development and production operations offshore Angola unless and until we enter into Risk Services Agreements with Sonangol." In addition to a Sonangol subsidiary, the Angolan government has assigned us two additional partners on Blocks 9 and 21: Alper Oil, Lda ("Alper") and Nazaki Oil and Gás ("Nazaki," and together with the Sonangol subsidiary and us, the "contractors"). Because Alper has been designated by Songanol as our "local partner," we are required to initially finance Alper's costs related to Blocks 9 and 21, subject to reimbursement from any revenues generated from oil production on these blocks. The Angolan government can designate Angolan-based E&P companies as local partners and require foreign E&P companies to finance their participation in exploration, development and production operations to help develop and build Angola's local expertise in the oil and gas business. We are not required to finance Nazaki's costs related to Blocks 9 and 21.

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  Under the RSA for Block 9, in order to preserve our rights in the block, we will be required to drill three wells, as well as acquire approximately 10,764 million square feet (1000 square kilometers) of seismic data, and find at least one commercial discovery, within four years of its signing, subject to certain extensions. Thereafter, we will be required to commence production within four years of the date of the commercial discovery, subject to certain extensions. In order to guarantee these exploration work obligations under the RSA for Block 9, the contractors are required to post a financial guarantee in the amount approximately $87.5 million. Our share of this financial guarantee is approximately $54.7 million. We expect to deliver a letter of credit to Sonangol for such amount within 30 days of signing the RSA. As we complete our work obligations under the RSA, the amount of this letter of credit will be reduced accordingly. We will have a right to a 25 year production period. As is customary in Angola, we are required to make contributions for Angolan social projects and academic scholarships for Angolan citizens. We will make such contributions upon signing the RSA, upon each commercial discovery, upon project development sanction and each year after the commencement of production. Cobalt has a 40% working interest in Block 9, with Nazaki, Alper and a subsidiary of Sonangol holding lesser working interests in the block and sharing in the exploration, development and production costs associated with such block. Proportionate with our working interest in Block 9, we will receive 40% of a variable revenue stream that the contractors will be allocated from Sonangol based on the contractors' rate of return, calculated on a quarterly basis, and then reduced by applicable Angolan taxes and royalties. The contractors' rate of return for each quarter will be determined by the contractors' variable revenue stream from oil production less expenditures and Angolan taxes and royalties from the block. The variable revenue stream paid by Sonangol to the contractors ranges from 72 to 95%, and is inversely related to the size of the applicable rate of return. The Angolan taxes and royalties applicable to the variable revenue stream include the petroleum production tax (at a current tax rate of 20% applied to the contractors' variable revenue stream), the petroleum transaction tax (at a current tax rate of 70% applied to the contractors' variable revenue stream less expenditures less the contractors' specified production allowance, which ranges from 55% to 95% of the contractors' variable revenue stream depending inversely on the contractors' rate of return) and the petroleum income tax (at a current tax rate of 65.75% applied to the contractors' variable revenue stream less expenditures and less petroleum production and petroleum transaction taxes paid).

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  Under the RSA for Block 21, in order to preserve our rights in the block, we will be required to drill four wells and find at least one commercial discovery, within five years of its signing, subject to certain extensions. Thereafter, we will be required to commence production within four years of the date of the commercial discovery. In order to guarantee these exploration work obligations under the RSA for Block 21, the contractors are required to post a financial guarantee in the amount approximately $147.5 million. Our share of this financial guarantee is approximately $92.2 million. We expect to deliver a letter of credit to Sonangol for such amount within 30 days of signing the RSA. As we complete our work obligations under the RSA, the amount of this letter of credit will be reduced accordingly. We will have a right to a 25 year production period. As is customary in Angola, we are required to make contributions for Angolan social projects and academic scholarships for Angolan citizens. We will make such contributions upon signing the RSA, upon each commercial discovery, upon project development sanction and each year after the commencement of production. Cobalt has a 40% working interest in Block 21, with Nazaki, Alper and a subsidiary of Sonangol holding lesser working interests in the block and sharing in the exploration, development and production costs associated with such block. Proportionate with our working interest in Block 21, we will receive 40% of a variable revenue stream that the contractors will be allocated from Sonangol based on the contractors' rate of return, calculated on a quarterly basis, and then reduced by applicable Angolan taxes and royalties. The contractors' rate of return for each quarter will be determined by the contractors' variable revenue stream from oil production less expenditures and Angolan taxes and royalties from the block. The variable revenue stream paid by Sonangol to the contractors ranges from 60 to 96%, and is inversely related to the size of the applicable rate of return. The Angolan taxes and royalties applicable to the variable revenue stream include the petroleum production tax (at a current tax rate of 20% applied to the contractors' variable revenue stream), the petroleum transaction tax (at a current tax rate of 70% applied to the contractors' variable revenue stream less expenditures less the contractors' specified production allowance, which ranges from 35% to 95% of the contractors' variable revenue stream depending inversely on the contractors' rate of return) and the petroleum income tax (at a current tax rate of 65.75% applied to the contractors' variable revenue stream less expenditures and less petroleum production and petroleum transaction taxes paid).

Competition

        The oil and gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable oil and gas properties, or to evaluate, bid for and purchase a greater number of properties than our financial or personnel resources will permit. Furthermore, these companies may also be better able to withstand the financial pressures of unsuccessful drill attempts, sustained periods of volatility in financial markets and generally adverse global and industry-wide economic conditions, and may be better able to absorb the burdens resulting from changes in relevant laws and regulations, which would adversely affect our competitive position.

        We are also affected by competition for drilling rigs and the availability of related equipment. To the extent that in the future we acquire and develop undeveloped properties, higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Over the past three years, oil and gas companies have experienced higher drilling and operating costs. Shortages of, or increasing costs for, experienced drilling crews and equipment and services could restrict our ability to drill wells and conduct our operations.

        Competition is also strong for attractive oil and gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily when attempting to make further acquisitions.

Title to Property

        We believe that we have satisfactory title to our prospect interests in accordance with standards generally accepted in the oil and gas industry. In West Africa, we currently have a license on the Diaba Block offshore Gabon, and we expect to change our contractual rights into licenses in Blocks 9 and 21 offshore Angola. If these licenses are not issued, we may not be able to enforce these contractual rights and we will not be able to commence exploration, development and production operations on these blocks offshore Angola. Our prospect interests are subject to customary royalty and other interests, liens under operating agreements, liens for current taxes, and other burdens, easements, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect our carrying value of the prospect interests.

Environmental Matters and Regulation

  General

        We are, and our future operations will be, subject to various stringent and complex international, foreign, federal, state and local environmental, health and safety laws and regulations governing matters including the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use and transportation of regulated materials; and the health and safety of our employees. These laws and regulations may, among other things:

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  require the acquisition of various permits before drilling commences;

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  enjoin some or all of the operations of facilities deemed not in compliance with permits;

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  restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling, production and transportation activities;

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  limit or prohibit drilling activities in certain locations lying within protected or otherwise sensitive areas; and

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  require remedial measures to mitigate pollution from our operations.

        These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. Compliance with these laws can be costly; the regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability.

        Moreover, public interest in the protection of the environment has increased in recent years. Offshore drilling in some areas has been opposed by environmental groups and, in other areas, has been restricted. Our operations could be adversely affected to the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental requirements that result in increased costs to the oil and gas industry in general, such as more stringent or costly waste handling, disposal or cleanup requirements.

        The following is a summary of some of the existing laws or regulatory issues to which we and our business operations are or may be subject to in the future.

  Oil Pollution Act of 1990

        The U.S. Oil Pollution Act of 1990 ("OPA") and regulations thereunder impose liability on responsible parties for damages resulting from oil spills into or upon navigable waters or in the exclusive economic zone of the U.S. Liability under the OPA is strict, joint and several and potentially unlimited. A "responsible party" under the OPA includes the lessee or permittee of the area in which an offshore facility is located. The OPA also requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility to cover potential liabilities related to an oil spill for which such person would be statutorily responsible in an amount that depends on the risk represented by the quantity or quality of oil handled by such facility. The MMS of the U.S. Department of the Interior ("DOI") has promulgated regulations that implement the financial responsibility requirements of the OPA. A failure to comply with the OPA's requirements or inadequate cooperation during a spill response action may subject a responsible party to civil, administrative and/or criminal enforcement actions.

  Clean Water Act

        The U.S. Federal Water Pollution Control Act of 1972, as amended ("CWA"), imposes restrictions and controls on the discharge of pollutants, produced waters and other oil and natural gas wastes into waters of the U.S. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Under the CWA, permits must be obtained to discharge pollutants into regulated waters. In addition, certain state regulations and the general permits issued under the federal National Pollutant Discharge Elimination System program prohibit discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into certain coastal and offshore waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges of oil and other hazardous substances and imposes liability on parties responsible for those discharges for the costs of cleaning up related damage and for natural resource damages resulting from the release. Comparable state statutes impose liabilities and authorize penalties in the case of an unauthorized discharge of petroleum or its derivatives, or other hazardous substances, into state waters.

  Marine Protected Areas

        Executive Order 13158, issued in 2000, directs federal agencies to safeguard existing Marine Protected Areas ("MPAs") in the U.S. and establish new MPAs. The order requires federal agencies to avoid harm to MPAs to the extent permitted by law and to the maximum extent practicable. It also directs the U.S. Environmental Protection Agency ("EPA") to propose regulations under the CWA to ensure appropriate levels of protection for the marine environment. This order and related CWA regulations have the potential to adversely affect our operations by restricting areas in which we may carry out future development and exploration projects and/or causing us to incur increased operating expenses.

  Consideration of Environmental Issues in Connection with Governmental Approvals

        Our operations frequently require licenses, permits and other governmental approvals. Several federal statutes, including the Outer Continental Shelf Lands Act ("OCSLA"), the National Environmental Policy Act ("NEPA"), and the Coastal Zone Management Act ("CZMA") require federal agencies to evaluate environmental issues in connection with granting such approvals or taking other major agency actions. OCSLA, for instance, requires the DOI to evaluate whether certain proposed activities would cause serious harm or damage to the marine, coastal or human environment, and gives the DOI authority to refuse to issue, suspend or revoke permits and licenses allowing such activities in certain circumstances, including when there is a threat of serious harm or damage to the marine, coastal or human environment. Similarly, NEPA requires DOI and other federal agencies to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency must prepare an environmental assessment and, potentially, an environmental impact statement. CZMA, on the other hand, aids states in developing a coastal management program to protect the coastal environment from growing demands associated with various uses, including offshore oil and natural gas development. In obtaining various approvals from the DOI, we will have to certify that we will conduct our activities in a manner consistent with any applicable CZMA program. Violation of these requirements may result in civil, administrative or criminal penalties.

  Naturally Occurring Radioactive Materials

        Wastes containing naturally occurring radioactive materials ("NORM"), may also be generated in connection with our operations. Certain oil and natural gas exploration and production activities may enhance the radioactivity of NORM. In the U.S., NORM is subject primarily to regulation under individual state radiation control regulations. In addition, NORM handling and management activities are governed by regulations promulgated by the Occupational Safety and Health Administration. These regulations impose certain requirements concerning worker protection; the treatment, storage and disposal of NORM waste; the management of waste piles, containers and tanks containing NORM; and restrictions on the uses of land with NORM contamination.

  Resource Conservation and Recovery Act

        The U.S. Resource Conservation and Recovery Act, ("RCRA"), and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development and production of crude oil or natural gas are currently exempt from RCRA's requirements pertaining to hazardous waste and are regulated under RCRA's non-hazardous waste and other regulatory provisions. A similar exemption is contained in many of the state counterparts to RCRA. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and natural gas exploration and production wastes from regulation as hazardous waste. Accordingly, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position. Also, in the course of our operations, we expect to generate some amounts of ordinary industrial wastes, such as waste solvents and waste oils, that may be regulated as hazardous wastes.

  Air Pollution Control

        The U.S. Clean Air Act ("CAA") and state air pollution laws adopted to fulfill its mandates provide a framework for national, state and local efforts to protect air quality. Our operations will utilize equipment that emits air pollutants subject to federal and state air pollution control laws. These laws require utilization of air emissions abatement equipment to achieve prescribed emissions limitations and ambient air quality standards, as well as operating permits for existing equipment and construction permits for new and modified equipment. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations, including the suspension or termination of permits and monetary fines.

  Superfund

        The U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), also known as "Superfund," imposes joint and several liability for response costs at certain contaminated properties and damages to natural resources, without regard to fault or the legality of the original act, on some classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or past owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur.

  Protected Species and Habitats

        The federal Endangered Species Act, the federal Marine Mammal Protection Act, and similar federal and state wildlife protection laws prohibit or restrict activities that could adversely impact protected plant and animal species or habitats. Oil and natural gas exploration and production activities could be prohibited or delayed in areas where such protected species or habitats may be located, or expensive mitigation may be required to accommodate such activities.

  Climate Change

        Climate change regulation has gained momentum in recent years internationally and domestically at the federal, regional, state and local levels. Various U.S. regions and states have already adopted binding climate change legislation. In addition, federal climate change regulation appears imminent. For example, in June 2009, the U.S. House of Representatives approved the American Clean Energy and Security Act of 2009 which, if adopted into law, would require significant reductions in emissions of greenhouse gases via a federal cap-and-trade system to which a variety of emitters, including certain electricity generators and certain producers and importers of specified fuels, would be subject. The U.S. Senate is currently working on companion bills, which could soon result in federal binding legislation. The EPA, in a parallel track, is also proposing greenhouse gas regulation. In April 2009, the EPA proposed its so-called "endangerment finding", i.e., a determination under the CAA that greenhouse gases contribute to air pollution which may endanger public health or welfare. In September 2009, the EPA proposed two rules—one which would regulate greenhouse gas emissions from vehicles and a second which provides that once the endangerment finding and the vehicle rule are finalized, greenhouse gas emissions from various facilities and other stationary sources would be regulated under the CAA. These EPA rules are expected to be finalized on or before March 2010, at which time Congress and President Obama may pass their own federal greenhouse gas legislation.

        On the international level, various nations, including Angola and Gabon, have committed to reducing their greenhouse gas emissions pursuant to the Kyoto Protocol. The international community is meeting in December 2009 to negotiate a successor agreement to that protocol which by its terms expires in 2012. Passage of a successor international agreement, US federal climate change regulation or laws or climate change regulation in other regions in which we conduct business could have an adverse effect on our results of operations, financial condition and demand for oil and natural gas.

  Health and Safety

        Our operations are and will be subject to the requirements of the federal Occupational Safety and Health Act ("OSH Act") and comparable state statutes. These laws and their implementing regulations strictly govern the protection of the health and safety of employees. The OSH Act hazard communication standard, EPA community right-to-know regulations under Title III of the Superfund Amendments and Reauthorization Act of 1986 and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. Such laws and regulations also require us to ensure our workplaces meet minimum safety standards and provide for compensation to employees injured as a result of our failure to meet these standards as well as civil and/or criminal penalties in certain circumstances.

        Accidental spills or releases may occur in the course of our future operations, and we cannot assure you that we will not incur substantial costs and liabilities as a result, including costs relating to claims for damage to property and persons. Moreover, environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure you that we have been or will be at all times in compliance with such laws, or that environmental laws and regulations will not change or become more stringent in the future in a manner that could have a material adverse effect on our financial condition, results of operations or ability to make distributions to you.

Other Regulation of the Oil and Gas Industry

        The oil and gas industry is regulated by numerous federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry may increase our cost of doing business by increasing the future cost of transporting our production to market, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

  Homeland Security Regulations

        The Department of Homeland Security Appropriations Act of 2007 requires the Department of Homeland Security ("DHS") to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and natural gas facilities that are deemed to present "high levels of security risk." The DHS is currently in the process of adopting regulations that will determine whether our operations may in the future be subject to DHS-mandated security requirements. Presently, it is not possible to accurately estimate the costs we could incur, directly or indirectly, to comply with any such facility security laws or regulations, but such expenditures could be substantial.

  Development and Production

        Development and production operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, the posting of bonds in connection with various types of activities and filing reports concerning operations. U.S. laws under which we operate may also regulate one or more of the following:

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  the location of wells;

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  the method of drilling and casing wells;

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  the surface use and restoration of properties upon which wells are drilled;

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  the plugging and abandoning of wells; and

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  notice to surface owners and other third parties.

  Regulation of Transportation and Sale of Natural Gas

        The availability, terms and cost of transportation significantly affect sales of natural gas. Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission, or FERC. The FERC's regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas. Upon us reaching the production stage of our business model, such regulations will be applicable to us.

        Although gas prices are currently unregulated, Congress historically has been active in the area of gas regulation. We cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of condensate and natural gas liquids are not currently regulated and are made at market prices.

  U.S. Coast Guard and the U.S. Customs Service

        The transportation of drilling rigs to the sites of our prospects in the U.S. Gulf of Mexico and our operation of such drilling rigs is subject to the rules and regulations of the U.S. Coast Guard and the

U.S. Customs Service. Such regulation sets safety standards, authorizes investigations into vessel operations and accidents and governs the passage of vessels into U.S. territory. We are required by these agencies to obtain various permits, licenses and certificates with respect to our operations.

  Laws and Regulations of Angola and Gabon

        Our exploration and production activities offshore Angola and Gabon are subject to Angolan and Gabonese regulation, respectively. These regulations may govern licensing for drilling operations, mandatory involvement of local partners in our operations, taxation of our revenues, safety and environmental matters and our ability to operate in such jurisdictions as a foreign participant.

        Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that could substantially increase our costs.

Employees

        As of September 30, 2009, we had 54 employees. All employees are currently located in the U.S. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that relations with our employees are satisfactory.

Offices

        We currently lease approximately 22,000 square feet of office space at Two Post Oak Central, 1980 Post Oak Boulevard, Suite 1200, Houston, TX 77056, where our principal offices are located. The lease for this office space expires on August 31, 2011.

Legal Proceedings

        We are not currently party to any legal proceedings. However, from time to time we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. It is not presently possible to determine whether any such matters will have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

Corporate Information

        We were incorporated pursuant to the laws of the State of Delaware as Cobalt International Energy, Inc. in August 2009 to become a holding company for Cobalt International Energy, L.P. Cobalt International Energy, L.P. was formed as a limited partnership on November 10, 2005 pursuant to the laws of the State of Delaware. Pursuant to the terms of a corporate reorganization that will be completed prior to or simultaneously with the closing of this offering, all of the interests in Cobalt International Energy, L.P. will be exchanged for common stock of Cobalt International Energy, Inc. and as a result Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc. Our web site is www.cobaltintl.com. The information on our web site does not constitute part of this prospectus.

MANAGEMENT

        The following table sets forth certain information concerning our board of directors, executive officers and key employees:

Name	Age	Position
Joseph H. Bryant	54	Chairman of the Board of Directors and Chief Executive Officer
Gregory A. Beard	38	Director
Peter R. Coneway	65	Director
Henry Cornell	53	Director
Kenneth W. Moore	40	Director
J. Hardy Murchison	38	Director
Kenneth A. Pontarelli	39	Director
D. Jeff van Steenbergen	54	Director
Martin H. Young, Jr.	57	Director
Samuel H. Gillespie	67	General Counsel and Executive Vice President
Rodney L. Gray	57	Chief Financial Officer and Executive Vice President
James H. Painter	52	Executive Vice President, Gulf of Mexico
Van P. Whitfield	58	Executive Vice President, Operations and Development
James W. Farnsworth	54	Chief Exploration Officer
Lynne L. Hackedorn	51	Vice President, Land
Richard A. Smith	50	Vice President
John P. Wilkirson	51	Vice President, Strategy and Planning

Biographical information

        Joseph H. Bryant has been our Chief Executive Officer and Chairman of our Board of Directors since our inception in November 2005. Mr. Bryant has 32 years of experience in the oil and gas industry. Prior to joining Cobalt, from September 2004 to September 2005, he was President and Chief Operating Officer of Unocal Corporation, an oil and gas exploration and production company. From May 2000 to August 2004, Mr. Bryant was President of BP Exploration (Angola) Limited, from January 1997 to May 2000, Mr. Bryant was President of BP Canada Energy Company (including serving as President of Amoco Canada Petroleum Co. between January 1997 and May 2000, prior to its merger with BP Canada), and from 1993 to 1996, Mr. Bryant served as President of a joint venture between Amoco Orient Petroleum Company and the China National Offshore Oil Corporation focused on developing the offshore Liuhua fields. Prior to 1993, Mr. Bryant held executive leadership positions in Amoco Production Company's business units in The Netherlands and the Gulf of Mexico, serving in many executive capacities and in numerous engineering, financial and operational roles throughout the continental United States. Mr. Bryant currently also serves on the board of directors of the Berry Petroleum Company, an independent energy company. Mr. Bryant holds a Bachelor of Science in Mechanical Engineering from the University of Nebraska.

        Gregory A. Beard has been a member of our Board of Directors since October 2009 and is Chairman of our Compensation Committee. Mr. Beard is a Managing Director of Riverstone LLC. Prior to joining Riverstone in 2000, Mr. Beard was an Associate with Asen and Company, a privately held investment firm. Prior to joining Asen, Mr. Beard was associated with DC Investment Partners, a Nashville, Tennessee-based investment firm, and was also a Financial Analyst at Goldman, Sachs & Co. Mr. Beard serves on the boards of directors (or equivalent governing bodies) of Vantage Energy, LLC, Legend Natural Gas II, L.P., Legend Natural Gas III, L.P., Legend Natural Gas IV, L.P., Phoenix Exploration Company L.P., Virginia Uranium, Inc., Targe Energy LLC, and Canera Resources, Inc. Mr. Beard holds a B.A. from the University of Illinois at Urbana.

        Peter R. Coneway has been a member of our Board of Directors since October 2009 and is a member of our Audit Committee and Nominating and Corporate Governance Committee. Mr. Coneway is a Managing Director of Riverstone LLC. Prior to joining Riverstone in March 2009, Mr. Coneway served as United States Ambassador to Switzerland and Liechtenstein from 2006 to 2008. Prior to his ambassadorship, he was a Managing Director at Goldman Sachs & Co., and Head of the Houston office, which he founded in 1975. Having started at Goldman Sachs & Co. in 1969, he was named a General Partner in 1978 and established Goldman Sachs' Equities Sales, Trading and Research Division in Tokyo in 1987. Mr. Coneway holds a B.B.A. from the University of Texas and a Master in Business Administration from Stanford University.

        Henry Cornell has been a member of our Board of Directors since our inception in November 2005. Mr. Cornell is a managing director of Goldman, Sachs & Co., the Chief Operating Officer of its Principal Investment Area and a member of its Merchant Banking Investment Committee. Mr. Cornell joined Goldman Sachs in 1984 and became a partner in 1994 and a managing director in 1998. Prior to joining Goldman Sachs, Mr. Cornell practiced law with Davis Polk & Wardwell from 1981 to 1984 in New York and London. Mr. Cornell serves on the Board of Directors of Kinder Morgan, Inc., USI Holdings Corporation and McJunkin Red Man Corporation, The First Marblehead Corporation, Hony Capital 2008, L.P., Hony Capital III, L.P. and National Golf Properties. Mr. Cornell is Chairman of The Citizens Committee of New York City, Treasurer and Trustee of the Whitney Museum of American Art, Chairman of the Investment Committee and Trustee of Grinnell College, Trustee Emeritus of the Asia Society, Trustee and Chairman of the Investment Committee of the Japan Society, a member of Sotheby's International Advisory Board, and a member of The Council on Foreign Relations. Mr. Cornell holds a B.A. from Grinnell College and a J.D. from New York Law School.

        Kenneth W. Moore has been a member of our Board of Directors since August 2007 and is a member of our Audit Committee. Mr. Moore is a Managing Director of First Reserve Corporation, an energy industry investment company, which he joined in January 2004. Prior to joining First Reserve, Mr. Moore spent four years with Morgan Stanley in New York. Mr. Moore holds a Bachelor of Arts from Tufts University and a Master in Business Administration from the Johnson School of Management at Cornell University.

        J. Hardy Murchison has been a member of our Board of Directors since August 2007 and is a member of our Compensation Committee and Nominating and Corporate Governance Committee. Mr. Murchison is a Managing Director of First Reserve Corporation, an energy industry investment company. Prior to joining First Reserve, he was Vice President of Corporate Development at Range Resources Corporation, an independent oil and gas company. He began his career at Simmons & Company International. Mr. Murchison holds a Bachelor of Arts from the University of Texas and a Master of Business Administration from Harvard Business School.

        Kenneth A. Pontarelli has been a member of our Board of Directors since our inception in November 2005, is Chairman of our Nominating and Corporate Governance Committee and is a member of our Compensation Committee. Mr. Pontarelli is a Managing Director in the Merchant Banking Division of Goldman, Sachs & Co. Mr. Pontarelli joined Goldman, Sachs & Co. in 1992 and became a managing director in 2004 and a partner in 2006. He is a director of CCS, Inc., Energy Future Holdings Corp., CVR Energy, Inc. and Kinder Morgan, Inc. He holds a Bachelor of Arts from Syracuse University and a Master in Business Administration from Harvard Business School.

        D. Jeff van Steenbergen has been a member of our Board of Directors since our inception in November 2005 and is a member of our Audit Committee and Compensation Committee. Mr. van Steenbergen is a co-founding and General Partner of KERN Partners Ltd., an energy sector private equity firm based in Calgary. He has been with this firm since 2001 and serves on the boards of seven of KERN's international and Canadian portfolio companies. Prior to that Mr. van Steenbergen was a Managing Director and co-head of North American Oil and Gas with JP Morgan and Co., and before that was a Managing Director with a leading Canadian investment banking firm. He has been active in the North American and international energy sector for over 30 years and has a broad range of experience as a private equity investor, investment banker, and in operating and operations management roles with Mobil Corporation and with Schlumberger. Mr. van Steenbergen holds a Bachelor of Applied Science in Civil Engineering from Queen's University and a Master of Business Administration from Dalhousie University, and attended executive programs at Harvard Business School and INSEAD.

        Martin H. Young, Jr. has been a member of our Board of Directors since October 2009 and is Chairman of our Audit Committee. Mr. Young has been the Senior Vice President and Chief Financial Officer of Falcon Seaboard Diversified, Inc. (Falcon) and its predecessor companies, Falcon Seaboard Holdings, L.P. and Falcon Seaboard Resources, Inc., since 1992. Falcon is a private energy company involved in natural gas exploration and production, real estate and private investments. In July 2007, Mr. Young retired as Chairman of the Board (a position he had held for 11 years) and as a member of the Board of the Texas Mutual Insurance Company (a position he had held for 12 years), the largest provider of workers' compensation insurance in the State of Texas. Prior to his employment with Falcon, Mr. Young had 13 years of banking experience, the last 10 working for a major California bank as the Vice President/Area Manager for the corporate banking group. Mr. Young currently also serves as Chairman of the Board of Directors of the Berry Petroleum Company, an independent energy company, a position he has held for five of the past ten years he has served on Berry Petroleum's board. Mr. Young holds a Bachelor of Business Administration from Duquesne University and a Master of Business Administration from Southern Illinois University.

        Samuel H. Gillespie has been our General Counsel and Executive Vice President since our inception in November 2005. He served as Vice Chairman of our Board of Directors from our inception until October 2009. Mr. Gillespie has 29 years of experience in the oil and gas industry. Prior to joining Cobalt, from 2003 to 2005, Mr. Gillespie was Senior Vice President and General Counsel of Unocal Corporation. From 2001 to 2003, Mr. Gillespie was Special Counsel at Skadden, Arps, Meagher & Flom, LLP & Affiliates. From 1994 to 2001, Mr. Gillespie was Senior Vice President and General Counsel of Mobil Corporation. While at these companies Mr. Gillespie led key negotiations, including Mobil Corporation's global merger with Exxon Corporation and Unocal Corporation's merger with Chevron Corporation. He was also instrumental in the expansion of Mobil Corporation's and Unocal Corporation's exploration and production opportunities in Kazakhstan, Turkmenistan, Qatar, Indonesia, Thailand, Bangladesh, Russia, Azerbaijan, Nigeria, Cameroon, Vietnam, Venezuela and Peru. Mr. Gillespie holds a Bachelor of Arts from Middlebury College and a J.D. from Vanderbilt University.

        Rodney L. Gray has been our Chief Financial Officer and Executive Vice President since June 2009. Mr. Gray has more than 30 years of experience in the energy industry, including a number of executive and financial leadership roles. Prior to joining Cobalt, from 2003 to 2009, he served as Chief Financial Officer of Colonial Pipeline Co., an interstate carrier of petroleum products. From October 1992 until his departure from Enron Corporation, an energy company, in July 1998, he served in the positions of Senior VP of Finance and Treasurer, Chairman and CEO of Enron International, Managing Director of Enron Development Corp., Chairman, CEO and President of Enron Global Power and Pipelines, and Executive VP, Finance of Enron International. In various periods from July 1998 to November 1998, Mr. Gray served as a Director and Vice Chairman, Finance, Risk Management and Investments and Chief Financial Officer and Executive Director, Finance, Risk Management and Investments of Azurix Corp., the water services division of Enron Corporation. Mr. Gray has served on the Board of Directors of Regency GP LLC, a midstream natural gas services provider, since February 2008. Mr. Gray holds a Bachelor of Science in Accounting from the University of Wyoming and a Bachelor of Science in Mathematics and Economics from Rocky Mountain College in Billings, Montana.

        James H. Painter joined Cobalt in November 2005 and currently serves as our Executive Vice President, Gulf of Mexico. Mr. Painter has more than 25 years of experience in the oil and gas industry. Prior to joining Cobalt, from February 2004 to September 2005, Mr. Painter was the Senior Vice President of Exploration and Technology at Unocal Corporation. Prior to his position at Unocal Corporation (following the merger between Ocean Energy Inc. and Devon Energy Corporation), from April 2003 to October 2003, Mr. Painter served as the Vice President of Gulf of Mexico and International Exploration at Devon Energy Corporation, an oil and gas exploration and production company. From January 1995 to April 2003, Mr. Painter served in various manager and executive positions at Ocean Energy Inc. (and its predecessor Flores and Rucks, Inc.) with his final position as Senior Vice President of Gulf of Mexico and International Exploration. Additional industry experience includes positions at Forest Oil Corporation, an independent oil and gas exploration and production company, Mobil Oil Corporation and Superior Oil Company, Inc. Mr. Painter holds a Bachelor of Science in Geology from Louisiana State University.

        Van P. Whitfield joined Cobalt in May 2006 and currently serves as our Executive Vice President, Operations and Development. Mr. Whitfield has over 34 years of experience leading oil and gas production operations and marketing activities in North America, the United Kingdom and Europe, the Middle East and Asia. Prior to joining Cobalt, from May 2003 to May 2005, Mr. Whitfield served as Senior Vice President, Western Operations of CDX Gas LLC, an independent oil and gas company. From October 2002 to April 2003 he served as Production Unit Leader for the Angola Liquid Natural Gas Project, BP Exploration (Angola) Limited and from June 2001 to October 2002, he held the position of Vice President, Power and Water of ExxonMobil Saudi Arabia (Southern Ghawar) Ltd, an exploration and production company. Mr. Whitfield has also held the positions of Senior Vice President of BP Global Power, President and General Manager of Amoco Netherlands BV and Production Manager of Amoco (U.K.) Exploration Company, both exploration and production companies. In addition, he has held numerous operational and technical leadership positions in various Amoco Production Company locations, including: the position of Production Manager, West Texas and Engineering Manager, Worldwide. Mr. Whitfield has a Bachelor of Science Degree—Petroleum Engineering from Louisiana State University and attended the Executive Program at Stanford University.

        James W. Farnsworth has been our Chief Exploration Officer since our inception in November 2005. Mr. Farnsworth has had more than 25 years of experience in the oil and gas industry. From 2003 to 2005, Mr. Farnsworth held the position of Vice President of World-Wide Exploration and Technology, at BP p.l.c., a global energy company, responsible for BP p.l.c.'s global exploration business inclusive of North America, West Africa, North Africa, South America, Russia and the Far East. His prior positions at BP p.l.c., from 1983 to 2003, include: Vice President of North America Exploration; Vice President of Gulf of Mexico Exploration; Exploration Manager for Alaska; Deepwater Gulf of Mexico Production Manager for Non-operated Fields. Mr. Farnsworth has a B.S. degree in Geology from Indiana University and an M.S. degree in Geophysics from Western Michigan University.

        Lynne L. Hackedorn joined Cobalt in April 2006 and currently serves as Vice President, Land. Ms. Hackedorn has 25 years of experience in the oil and gas industry. Prior to joining Cobalt, from 2001 to 2006, Ms. Hackedorn served as Senior Landman at Hydro Gulf of Mexico, L.L.C., formerly Spinnaker Exploration Company, L.L.C., an oil and gas exploration and production company, handling a variety of land functions within both the shelf and deepwater areas of the Gulf of Mexico. From 1998 to 2001, Ms. Hackedorn held both technical and management positions within the offshore Gulf of Mexico regions of the merged companies of Sonat Exploration GOM, Inc. and El Paso Production GOM, Inc., both oil and gas exploration and production companies, and was instrumental in negotiating and closing several key land deals. From 1994 to 1998, Ms. Hackedorn was a Landman with Zilkha Energy Company, also an oil and gas exploration and production company, where she performed all areas of land functions relating to the Gulf of Mexico, with emphasis on negotiating and drafting agreements, as well as participation in Federal and Louisiana State lease sales. Ms. Hackedorn began her career as a Landman in 1984 at ARCO Oil and Gas Company, where she worked in the onshore South Texas region from 1984 until 1990, and then in the offshore Gulf of Mexico region from 1990 until 1994. Ms. Hackedorn earned her Bachelor of Science in Petroleum Land Management from the University of Houston, graduating Magna Cum Laude.

        Richard A. Smith joined Cobalt in October 2007 and currently serves as a Vice President. Mr. Smith has over 27 years of oil and gas industry experience in North American and international markets. Prior to joining Cobalt, from September 2005 to September 2007, Mr. Smith was Vice President, Joint Venture Development Corporate Affairs for the BP Russia Offshore Strategic Performance Unit, an oil and gas exploration and production unit of BP. From February 2002 to August 2005, he held the position of Vice President and then Executive Director for BP Exploration (Angola) Limited, an oil and gas exploration and production company operating in Angola. Mr. Smith's additional industry experience includes leadership positions at various companies in the oil and gas industry operating in Azerbaijan, Georgia, Turkey, the United Kingdom, the United States and Canada, as such positions pertain to new business strategy and development, commercial negotiation management, asset disposition rationalization, joint venture management, performance management and inter-company reorganizations. Further industry experience includes involvement in negotiations with various national governments, state oil companies and regulatory institutions relating to oil and natural gas operations. Mr. Smith holds a Bachelor of Commerce from the University of Calgary.

        John P. Wilkirson joined Cobalt in 2007 and currently serves as Vice President, Strategy and Planning. Mr. Wilkirson has over 25 years of experience in the energy industry. Prior to joining Cobalt, from 1998 to 2005, Mr. Wilkirson was Vice President, Strategic Planning and Economics of Unocal Corporation, where his primary responsibilities included identifying and addressing major strategic issues, managing the global asset and investment portfolio, leading the economic analysis and evaluations function and overseeing performance management. He played an instrumental role as the integration executive for Unocal Corporation's merger into Chevron Corporation. Prior to Unocal Corporation, from 1992 to 1997, Mr. Wilkirson was an Engagement Manager at McKinsey & Company, Inc., a management consulting firm, serving energy clients on strategy and performance improvement engagements. Additional industry experience includes positions at Exxon Company USA from 1980 to 1984 and Sohio Petroleum Company and British Petroleum from 1984 to 1991, in petroleum engineering and commercial assignments. Mr. Wilkirson has a Bachelor of Science with Highest Honors in Petroleum Engineering and a Master of Business Administration from the University of Texas at Austin.

Board of Directors

  Board Composition

        Our certificate of incorporation and by-laws provide that the board of directors shall consist of not less than five directors, nor more than 15 directors, and the number of directors may be changed only by resolution of the board of directors. Upon the conclusion of this offering, we will have nine directors: Messrs. Bryant, Beard, Coneway, Cornell, Moore, Murchison, Pontarelli, van Steenbergen and Young.

        Initially, our board of directors will consist of a single class of directors each serving one year terms. Once the sponsors (as defined below), in the aggregate, no longer beneficially own more than 50% of the outstanding shares of common stock or our company would fail to qualify as a "controlled company" under the NYSE rules as in effect at the time of this offering, our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms (other than directors which may be elected by holders of preferred stock, if any).

  Director Independence

        We intend to avail ourselves of the "controlled company" exception under the NYSE rules, which exempts us from the requirements that a listed company must have a majority of independent directors on its board of directors and that its compensation and nominating and corporate governance committees be composed entirely of independent directors.

        In any event, our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, the board has determined that Mr. Martin H. Young, Jr. is an "independent director" as defined by the NYSE rules and Rule 10A-3 of the Exchange Act.

Committees of the Board of Directors

        We are a "controlled company" as that term is set forth in Section 303A of the NYSE Listed Company Manual because more than 50% of our voting power is held by funds affiliated with First Reserve Corporation, Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group and KERN Partners Ltd. and certain limited partners in such funds affiliated with KERN Partners Ltd. (collectively, the "sponsors"), acting as a group. Under the NYSE rules, a "controlled company" may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. After completion of this offering more than 50% of our voting power will continue to be held by the sponsors, and we intend to elect to be treated as a controlled company and thus avail ourselves of these exemptions. As a result, although we have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations of these committees, our board of directors does not consist of a majority of independent directors nor do our nominating and corporate governance and compensation committees consist of independent directors. Accordingly, so long as we are a "controlled company," you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

        Our board of directors has an audit committee, compensation committee and nominating and governance committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors has the composition and responsibilities described below.

        Audit committee.    The members of our audit committee are Messrs. Young, Coneway, Moore and van Steenbergen, each of whom our board of directors has determined is financially literate. Mr. Young is the Chairman of this committee. Our board of directors has determined that Mr. Young is an audit committee financial expert. We will rely on the phase-in rules of the SEC and NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Our audit committee is authorized to:

  •
  approve and retain the independent auditors to conduct the annual audit of our books and records;

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  review the proposed scope and results of the audit;

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  review and pre-approve the independent auditors' audit and non-audit services rendered;

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  approve the audit fees to be paid;

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  review accounting and financial controls with the independent auditors and our financial and accounting staff;

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  review and approve transactions between us and our directors, officers and affiliates;

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  recognize and prevent prohibited non-audit services;

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  establish procedures for complaints received by us regarding accounting matters;

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  oversee internal audit functions; and

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  prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

        Compensation committee.    The members of our compensation committee are Messrs. Beard, Murchison, Pontarelli and van Steenbergen. Mr. Beard is the Chairman of this committee. Our compensation committee is authorized to:

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  review and recommend the compensation arrangements for management, including the compensation for our Chairman and Chief Executive Officer;

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  establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

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  administer our stock incentive plan; and

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  prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

        Nominating and corporate governance committee.    The members of our nominating and corporate governance committee are Messrs. Pontarelli, Coneway and Murchison. Mr. Pontarelli is the Chairman of this committee. Our nominating and corporate governance committee is authorized to:

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  identify and nominate members for election to the board of directors;

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  develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

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  oversee the evaluation of the board of directors and management.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee has been at any time an employee of ours. None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

        To the extent any members of our compensation committee and affiliates of theirs have participated in transactions with us, a description of those transactions is described in "Certain Relationships and Related Person Transactions."

Code of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

        Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

Stockholders Agreement

        Prior to the consummation of this offering, we will enter into a stockholders agreement with the sponsors pursuant to which the sponsors, collectively, have the right to designate seven members of our board of directors. Upon the consummation of this offering, the funds affiliated with each of First Reserve Corporation, Goldman, Sachs & Co., and Riverstone Holdings LLC/the Carlyle Group will each have the right to designate: (i) two directors so long as such funds own 40% or more of the shares of our common stock owned by them immediately following this offering; (ii) only one director if such funds own less than 40% of the shares of our common stock owned by them immediately following this offering and at least 5% of the then outstanding shares of our common stock; and (iii) no directors if such funds own less than 40% of the shares of our common stock owned by them immediately following this offering and less than 5% of the then outstanding shares of our common stock. The funds associated with KERN Partners Ltd. will have the right to designate one director for as long as they own at least 5% of the then outstanding shares of our common stock, but they lose such right when they own less than 5% of the then outstanding shares of our common stock. For as long as a sponsor is entitled to designate at least one director, such sponsor will have the right to have at least one of its director designees serve on each committee of our board of directors (other than the audit committee). For so long as the sponsors collectively own 25% of the then outstanding shares of our common stock, (i) the directors designated by the sponsors will constitute the majority of each committee of our board of directors (other than the audit committee) and (ii) the chairman of each of the committees (other than the audit committee) will be a director serving on such committee who is selected by the sponsors holding a majority of the outstanding shares of our common stock held by the sponsors.

Compensation Discussion and Analysis

Overview and Objectives

        As we are a young company in the oil and gas exploration and production industry, our operations have to date centered on identifying prospects that may contain oil, acquiring the rights to explore and develop them, commencing drilling, and preparing for our production phase. We have accomplished this with a small team of management individuals with significant industry experience. We have designed our compensation program to attract and retain these highly experienced individuals, who have competing opportunities at more well-established companies, as well as to motivate and reward these individuals for the successful launch of the company's business.

        We accomplished these objectives primarily by granting the management team ownership interests in our company, in addition to base salaries and annual cash bonuses. Each executive's compensation package was individually negotiated and, generally, cash salaries and annual bonuses were established at industry-competitive levels. The ownership interests functioned as long term incentive compensation, with a substantial return prospect commensurate with the high risk profile of our start-up status. In conjunction with our initial public offering, and our recapitalization from a partnership to a corporation, management's ownership interests will convert into shares of our common stock or awards of restricted stock that will be made under our new long term incentive plan, the Cobalt International Energy, Inc. Long Term Incentive Plan, or Incentive Plan. See "Elements of Compensation—Long Term Incentive (Equity) Compensation."

        We expect that in future years, as our company matures and enters a new operating phase and our management and executive ranks expand, our compensation program will become more conventional, and will more closely resemble a market-based compensation program, in which we will compare our programs and compensation levels to other companies in our industry.

        This section will set forth the objectives and elements of our compensation program in 2008 for our Chief Executive Officer, the two individuals who served in the position of our Chief Financial Officer in 2008 and our three other most highly compensated executive officers. We will refer to these individuals as our "Named Executive Officers" or "NEOs". This section should be read together with the Compensation Tables that follow, which disclose the compensation awarded to, earned by or paid to the NEOs in or with respect to 2008.

Elements of Compensation

        Our compensation package to date has consisted of base salaries, annual cash bonuses and long term incentive compensation. We expect that these elements will remain the elements of our compensation program going forward, although the relative proportions of each element, and the specific plan and award designs, will evolve as we become a more established enterprise.

        Base Salary.    Pursuant to individually negotiated arrangements at their respective times of hire, each NEO agreed to a moderate base salary in recognition of the substantial prospect of financial gain from his ownership interest in our company.

        Annual Bonus.    We include a cash annual incentive plan to focus key executives on achievement of the near term objectives of the current business plan. At the end of each year, our principal investors who serve on our compensation committee and our Chief Executive Officer establish key performance indicators for the coming year. The performance indicators are derived from our strategic and business growth plan. The threshold milestone that was set for 2008 was to spud at least two wells in the Gulf of Mexico during 2008. The table below sets forth the other performance indicators, which are our target and stretch milestones, including corresponding milestones and their respective weightings, established by our compensation committee and our Chief Executive Officer for 2008.

Performance Indicator	Target Weighting	Stretch Weighting	Target Milestone	Stretch Milestone
Captured prospects	15%	15%	1	3
Prospecting licenses signed—Angola	15%	15%	1 captured	1 drillable
Operated prospects matured to drill ready	15%	10%	3	4
Drilling programs commenced	15%	30%	1 well	1 discovery
Drillable prospects	10%	10%	Secure contract	1 approval
Capabilities and critical path items in place for 2009	10%	n/a	4th quarter	n/a
Operating budget	5%	5%	$103 million	$100 million
Third-party capital sourcing	15%	15%	Cover needs by mid-year	Cover needs through 6/09

        Achievement of the threshold milestone results in the payment of 75% of each NEO's target bonus, achievement of all target milestones results in the payment of 100% of each NEO's target bonus and achievement of all stretch milestones results in the payment of 125% of each NEO's target bonus. If the threshold milestone is achieved and only partial target milestones are achieved, the bonus amount that is payable is determined by adjusting the target bonus amount on a pro rata basis between

75% and 100%. If all target milestones are achieved and only partial stretch milestones are achieved, the bonus amount that is payable is determined by adjusting the target bonus amount on a pro rata basis between 100% and 125%. All target milestones must be achieved for any payment to be made with respect to the achievement of any stretch milestones.

        Pursuant to his employment agreement, each NEO other than Mr. Wilkirson was eligible for a 2008 target bonus amount equal to 100% of his 2008 base salary. Mr. Wilkirson was eligible for a 2008 target bonus amount equal to 50% of his 2008 base salary. Our compensation committee and our Chief Executive Officer determined that for 2008, the threshold milestone was achieved and partial target milestones were achieved. Other than James Ivey, our former Chief Financial Officer, each of our NEOs received a 2008 annual bonus amount equal to 88.75% of his 2008 target bonus. Because Mr. Ivey's employment terminated with us prior to the payment of 2008 annual bonuses, he was not eligible to receive a bonus for 2008. He did, however, receive a termination payment pursuant to the terms of his employment agreement, which included a payment in respect of a pro rata portion of his 2008 bonus. See "—Potential Payments Upon Termination or Change in Control—James Ivey".

        Cash Compensation.    Because we have not to date generated cash from operations, we have aimed to conserve cash by making non-cash elements of our compensation program, that is, our long term incentives, the largest component of total target compensation. We expect that this emphasis on long term incentives will continue for the foreseeable future. Also, we would generally expect that the proportion of long term incentive would be largest for more senior members of the management team, whose performance can be reasonably expected to have a greater impact on our company's performance.

        Long Term Incentive (Equity) Compensation.    We did not grant any equity incentive awards to our NEOs in 2008. Historically, our long term incentives, and the major portion of our NEOs' total target compensation, have been granted in the form of partnership interests representing targeted profits interests in our company. On November 10, 2005, Messrs. Bryant, Gillespie, Farnsworth and Painter were granted units of Class B interests in our company. The Class B units granted to Messrs. Bryant, Gillespie, Farnsworth and Painter vested in equal installments on a monthly basis over a four-year period and became fully vested on November 10, 2009. Since these grants, we generally have granted Class B units to our new hires, including Mr. Wilkirson, with 60% of the units vesting on the third anniversary of the employee's hire date and the remaining 40% of the units vesting on the fourth anniversary of the employee's hire date. Pursuant to the terms of his employment agreement, Mr. Ivey retained his vested Class B units and forfeited his unvested Class B units upon the termination of his employment with us on October 15, 2008. We have not granted any Class B units to Rodney L. Gray, who became our Chief Financial Officer on June 1, 2009.

        In connection with this offering, vested Class B units held by our NEOs and other executives and employees will convert into unrestricted shares of our common stock, and unvested Class B units will convert into restricted shares of our common stock granted under the Incentive Plan and individual award agreements. In addition, immediately prior to the closing of this offering, we will grant Class C and/or Class D units to each of our NEOs other than Mr. Ivey and to certain of our other executives and key employees, including Mr. Gray. These unvested units also will convert upon the closing of this offering into restricted shares of our common stock granted under the Incentive Plan and individual award agreements. In the years following this offering, we expect to issue equity-based and cash incentive awards to our NEOs and other executives and employees under the Incentive Plan. For additional information regarding the Incentive Plan and the restricted stock awards that we will grant upon the closing of this offering, see "Incentive Plan and Awards".

        Other Benefits.    We offer our employees a 401(k) savings plan and group health and life insurance. To date we have not offered other welfare or fringe benefits or perquisites.

        Compensation Process.    As a private company, our NEOs' compensation has been determined by our Chief Executive Officer, and our Chief Executive Officer has negotiated his compensation with our principal investors who serve on our compensation committee. After this offering, executive compensation will be determined by the Compensation Committee of the Board of Directors, in consultation with the Chief Executive Officer as to executives other than himself. See "—Committees of the Board of Directors—Compensation Committee".

        New Employment and Severance Agreements.    We have entered into a new employment or severance agreement with each of Messrs. Bryant, Gillespie, Farnsworth, Painter, Wilkirson and Gray. For a summary of the material terms of these agreements, see "—Potential Payments Upon Termination or Change in Control—New Employment and Severance Agreements".

Summary Compensation Table

        The following table summarizes the compensation of our NEOs for 2008. Our NEOs are our Chief Executive Officer, Chief Financial Officer, former Chief Financial Officer and the three other most highly compensated executive officers as determined by their total compensation set forth in the table below.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Joseph H. Bryant	2008	412,000	150,025	365,650	29,572	957,247
Chairman & Chief Executive Officer

John P. Wilkirson*	2008	350,000	20,429	155,313	30,906	556,648
Chief Financial Officer

James Ivey*	2008	285,396	226,667	0	1,027,033	1,539,096
Former Chief Financial Officer

Samuel H. Gillespie	2008	386,250	150,025	342,797	28,800	907,872
General Counsel

James W. Farnsworth	2008	360,500	86,346	319,944	29,760	796,550
Chief Exploration Officer

James H. Painter	2008	360,500	89,250	319,944	29,760	799,454
VP, Gulf of Mexico

*
Effective as of October 15, 2008, Mr. Ivey's employment with us terminated and Mr. Wilkirson became our acting Chief Financial Officer. Effective as of June 1, 2009, Mr. Gray became our Chief Financial Officer, and Mr. Wilkirson returned to his position as one of our Vice Presidents.

(1)
The amounts for Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter are the salaries that each received through the end of 2008. Mr. Ivey's annual base salary for 2008 was $360,500; the amount reported in the table is the salary that Mr. Ivey received through the last day of his employment on October 15, 2008.

(2)
Represents the dollar amount with respect to the Class B units granted to our NEOs that was recognized for 2008 financial statement reporting purposes in accordance with SFAS 123R, excluding forfeiture estimates. See Note 9 to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123R values of our Class B units.

(3)
The amounts for Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter are the annual bonuses for performance in 2008 that each received in December 2008 pursuant to our annual cash bonus program. Because Mr. Ivey's employment terminated prior to payment of the 2008 bonuses, he was not eligible to receive a bonus for 2008. However, pursuant to the terms of his employment agreement, he received a payment of $285,396 in respect of the pro rata portion of his 2008 annual bonus, which is included in the amount reported in the "Termination Payments" column of the table in footnote 4.

(4)
The following items are reported in the "All Other Compensation" column:

Name	401(k) Matching Contributions($)(5)	Financial Planning($)	Termination Payments($)(6)	Total($)
Joseph H. Bryant	13,312	16,260	0	29,572
John P. Wilkirson	12,041	18,865	0	30,906
James Ivey	13,862	6,775	1,006,396	1,027,033
Samuel H. Gillespie	13,800	15,000	0	28,800
James W. Farnsworth	13,500	16,260	0	29,760
James H. Painter	13,500	16,260	0	29,760
(5)
All of our employees, including our NEOs, are eligible to participate in our 401(k) savings plan. We provide a 100% match of the first 6% of eligible compensation deferred by participants under the plan.

(6)
For information regarding the payments and benefits that Mr. Ivey received upon termination of his employment as of October 15, 2008, see "—Potential Payments on Termination or Change in Control—Mr. Ivey".

Grants of Plan-Based Awards

        The following table sets forth information regarding the non-equity incentive plan awards granted to our NEOs in 2008. None of our NEOs received equity incentive plan awards in 2008.

Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Target($)
Joseph H. Bryant	412,000
John Wilkirson	175,000
James Ivey	360,500
Samuel H. Gillespie	386,250
James W. Farnsworth	360,500
James H. Painter	360,500

    (1)
    Represents the amounts that could have been payable to each of our NEOs under our annual cash bonus program for 2008. Each of Messrs. Bryant, Ivey, Gillespie, Farnsworth and Painter was eligible for a target bonus equal to 100% of his 2008 annual base salary. Mr. Wilkirson was eligible for a target bonus equal to 50% of his 2008 annual base salary. For the actual bonus amounts paid to our NEOs for 2008, see the "Non-Equity Incentive Plan Compensation" column in "—Summary Compensation Table".

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information regarding the unvested Class B units held by our NEOs as of December 31, 2008. None of our NEOs holds options or appreciation rights with respect to our equity.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Joseph H. Bryant(1)	3,663	0
John Wilkirson(2)	1,197	0
James Ivey(3)	0	0
Samuel H. Gillespie(1)	3,663	0
James W. Farnsworth(1)	2,108	0
James H. Painter(1)	2,179	0

    (1)
    Each of Messrs. Bryant, Gillespie, Farnsworth and Painter received a grant of Class B units on November 10, 2005. The units vested 1/48th on the 15th day of each month in 2008 and became fully vested on November 10, 2009.

    (2)
    Mr. Wilkirson received a grant of Class B units on December 10, 2007. The units are scheduled to vest 60% on October 29, 2010 and the remaining 40% on October 29, 2011.

    (3)
    Mr. Ivey received a grant of Class B units on September 26, 2006. The units were scheduled to vest 1/48th on the 15th day of each month in 2008 and become fully vested on November 10, 2009. Upon termination of his employment as of October 15, 2008, Mr. Ivey forfeited the 1,458 units that were then unvested.

    (4)
    We had an independent third party evaluate the market value of our partnership units as of December 31, 2008 and determined it to be zero based on the following factors: (i) we had recently acquired the majority of our U.S. Gulf of Mexico acreage at market price in a competitive bid; (ii) no discoveries of hydrocarbon had taken place on our properties as of that date; and (iii) the oil and gas prices as well as the financial market environment had deteriorated significantly resulting in a market valuation less than the invested capital plus the preferred return.

Option Exercises and Stock Vested

        The following table sets forth information regarding the Class B units held by our NEOs that vested in 2008. None of our NEOs holds options or appreciation rights with respect to our equity.

	Stock Awards
Name	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
Joseph H. Bryant	4,413	0
John P. Wilkirson	0	0
James Ivey	2,620	0
Samuel H. Gillespie	4,413	0
James W. Farnsworth	2,540	0
James H. Painter	2,625	0

Pension Benefits

        We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

Name and Principal Position	Executive Contributions in Last FY($)	Registrant Contributions in Last FY($)	Aggregate Earnings in Last FY($)	Aggregate Withdrawals / Distributions($)	Aggregate Balance at Last FYE($)
Joseph H. Bryant	0	0	0	0	0
John P. Wilkirson	0	0	0	0	0
James Ivey	0	0	0	0	0
Samuel H. Gillespie	0	0	0	0	0
James W. Farnsworth	0	0	0	0	0
James H. Painter	0	0	0	0	0

        In December 2008, we adopted our nonqualified deferred compensation plan and provided each of Messrs. Bryant, Gillespie, Painter, Farnsworth and Wilkirson (and Mr. Gray, upon commencement of his employment with us on June 1, 2009) the opportunity to defer under the plan all or a portion of his salary and/or annual bonus for 2009. Each of these executives other than Mr. Wilkirson made deferrals for 2009. Amounts deferred under the plan generally are deemed to be invested in a money market account prior to this offering and shares of our common stock following this offering. Subject to accelerated payment under specified circumstances, the deferred amounts generally will be distributed to the executives in January 2012 in the form of shares of our common stock.

Potential Payments Upon Termination or Change in Control

        The following table and narrative quantify and describe the payments and benefits to which each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter would have been entitled had his employment terminated under specified circumstances or had we undergone a change in control, in each case on December 31, 2008. Mr. Ivey's employment with us terminated as of October 15, 2008. The table and narrative quantify and describe the payments and benefits to which he became entitled pursuant to the terms of his employment agreement.

        We entered into a severance agreement, as of April 20, 2009, with each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter. Immediately prior to the closing of this offering, each of these agreements will be superseded by either an employment or severance agreement, which will provide severance payments and benefits on similar terms as the current agreement (see "—New Employment and Severance Agreements"). Each of Messrs. Bryant, Gillespie, Farnsworth and Painter previously had an employment agreement with us that provided for severance payments and benefits. However, the only such agreement that remained in effect as of December 31, 2008 was that of Mr. Farnsworth. We therefore determined that, rather than disclosing the payments and benefits to which each NEO actually would have been entitled on December 31, 2008—which for each NEO other than Mr. Farnsworth would have been zero—our potential investors would find it more meaningful if we disclosed the payments and benefits to which each NEO would have been entitled under his April 20, 2009 severance agreement, had it been in effect on December 31, 2008.

Name	Salary ($)	Pro Rata Bonus ($) (1)	Health Benefits Continuation ($)	Accelerated Vesting of Class B Units ($) (2)	Total ($)
Joseph H. Bryant
For Cause	0	0	0	0	0
Without Good Reason	0	0	0	0	0
Death or Disability	0	0	0	0	0
Without Cause or for Good Reason (Not After Change in Control)	412,000	0	22,050	0	434,050
Without Cause or for Good Reason (After Change in Control)	412,000	0	22,050	0	434,050
Change in Control	0	0	0	0	0
John P. Wilkirson
For Cause	0	0	0	0	0
Without Good Reason	0	0	0	0	0
Death or Disability	0	0	0	0	0
Without Cause or for Good Reason (Not After Change in Control)	350,000	0	22,050	0	372,050
Without Cause or for Good Reason (After Change in Control)	350,000	0	22,050	0	372,050
Change in Control	0	0	0	0	0
James Ivey
Without Cause on October 15, 2008	360,500	645,896	6,528	0	1,012,924
Samuel H. Gillespie
For Cause	0	0	0	0	0
Without Good Reason	0	0	0	0	0
Death or Disability	0	0	0	0	0
Without Cause or for Good Reason (Not After Change in Control)	386,250	0	0	0	386,280
Without Cause or for Good Reason (After Change in Control)	386,250	0	0	0	386,280
Change in Control	0	0	0	0	0
James W. Farnsworth
For Cause	0	0	0	0	0
Without Good Reason	0	0	0	0	0
Death or Disability	0	0	0	0	0
Without Cause or for Good Reason (Not After Change in Control)	360,500	0	0	0	360,500
Without Cause or for Good Reason (After Change in Control)	360,500	0	0	0	360,500
Change in Control	0	0	0	0	0
James H. Painter
For Cause	0	0	0	0	0
Without Good Reason	0	0	0	0	0
Death or Disability	0	0	0	0	0
Without Cause or for Good Reason (Not After Change in Control)	360,500	0	22,050	0	382,550
Without Cause or for Good Reason (After Change in Control)	360,500	0	22,050	0	382,550
Change in Control	0	0	0	0	0

(1)
Under the terms of his severance agreement, upon termination of his employment due to death or disability, by us without cause or by him for good reason, each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter would have been entitled to an amount in cash equal to the actual bonus that he would have received, based on our performance through the end of 2008, pro rated based on the number of days in 2008 that he was employed. However, because each received his 2008 bonus on December 18, 2008, he would not have received any additional amount in respect of the pro rata bonus portion of his severance had his employment terminated on December 31, 2008.

(2)
As described below under "—Termination by Us without Cause or by the NEO for Good Reason After a Change in Control," pursuant to the terms of our partnership agreement, the unvested Class B units held by each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter would have accelerated had a "change in control" (as defined in our partnership agreement) occurred on December 31, 2008. However, because a Class B unit had a fair market value of $0 as of such date, this column does not reflect any amounts with respect to such accelerated vesting.

Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter

Termination by Us for Cause

        Under the terms of his severance agreement, had we terminated his employment on December 31, 2008 for cause, each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter would have been entitled only to any accrued and unpaid amounts, including base salary, unreimbursed expenses, vacation and amounts under any employee benefit plan. In addition, under the terms of our partnership agreement, each NEO would have forfeited without payment his Class B units, whether vested or unvested.

        The severance agreements define "cause" generally to mean the NEO's:

  •
  willful failure to substantially perform his duties;

  •
  willful misconduct, gross negligence or breach of fiduciary duty that results in material demonstrable harm to us or any of our affiliates;

  •
  willful and material breach of the severance agreement or limited partnership agreement that results in material demonstrable harm to us or any of our affiliates;

  •
  conviction of, or entering a plea bargain or settlement admitting the guilt or the imposition of unadjudicated probation for, any felony that involves moral turpitude or as a result of which his continued employment would reasonably be expected to have a material adverse impact on our or our affiliates' reputation;

  •
  having been the subject of any order, judicial or administrative, obtained or issued by the Securities and Exchange Commission, for any securities violation involving fraud;

  •
  unlawful use or possession of illegal drugs on our premises or while performing his duties and responsibilities; or

  •
  commission of an act of fraud, embezzlement or misappropriation against us or any of our affiliates.

Termination by the NEO without Good Reason

        Under the terms of his severance agreement, had he terminated his employment on December 31, 2008 without good reason, each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter would have been entitled to the accrued amounts described above under "Termination by Us for Cause". In addition, each NEO would have received any earned but unpaid annual performance bonus for 2008. Under the terms of our partnership agreement, each NEO would have forfeited his unvested Class B units.

        The severance agreements define "good reason" generally to mean:

  •
  a material diminution in the NEO's base salary;

  •
  a material diminution in the NEO's authority, duties or responsibilities; or

  •
  the involuntary relocation of the geographic location of the NEO's principal place of employment by more than 75 miles from Houston, Texas.

        The NEO is required to provide us with written notice of the condition alleged to constitute good reason within 45 days after the initial existence of the condition. We then have 30 days to cure the condition.

Termination due to Death or Disability

        Under the terms of his severance agreement, had his employment terminated on December 31, 2008 due to his death or disability, then, in addition to the accrued amounts described above under "Termination by the NEO without Good Reason," each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter (or his estate, if applicable) would have been entitled to an amount in cash equal to the actual bonus that he would have received, based on our performance through the end of 2008. Under the terms of our partnership agreement, each NEO would have forfeited his unvested Class B units.

        The severance agreements define "disability" generally to mean the NEO's inability to perform, with or without reasonable accommodation, the essential functions of his position for a total of three months during any six-month period as a result of incapacity due to mental or physical illness.

Termination by Us without Cause or by the NEO for Good Reason Not After a Change in Control

        Under the terms of his severance agreement, had his employment been terminated by us without cause or by him for good reason on December 31, 2008, and had we not undergone a change in control in 2007 or 2008, then, in addition to the accrued amounts described above under "Termination by the NEO without Good Reason," each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter would have been entitled to receive as severance:

  •
  his annualized base salary;

  •
  an amount in cash equal to the actual bonus that he would have received, based on our performance through the end of 2008, pro rated based on the number of days in 2008 that he was employed; and

  •
  continued coverage under our group health plans for him and his eligible dependents at no cost to him through June 30, 2010.

        The salary and pro rata bonus portions of the severance would have been subject to reduction by any amounts that he actually received in respect of his Class B units at any time prior to or following termination.

        The severance agreements provide for the payment of the salary portion of the severance in equal installments commencing on the 60th day following termination and continuing on the first day of each subsequent month through March 1 of the year following the year of termination. Because March 1, 2009 is exactly 60 days after December 31, 2008, the salary portion of the severance would have been paid in a lump sum on March 1, 2009.

        Under the terms of our partnership agreement, each NEO would have forfeited his unvested Class B units.

Termination by Us without Cause or by the NEO for Good Reason After a Change in Control

        Under the terms of his severance agreement, had his employment been terminated by us without cause or by him for good reason on December 31, 2008, and had we undergone a "change in control" (as defined in his severance agreement) in 2007 or 2008, then each of Messrs. Bryant, Wilkirson, Gillespie, Farnsworth and Painter would have been entitled to receive the same amounts described above under "Termination by Us without Cause or by the NEO for Good Reason Not After a Change in Control." However, if such change in control had also qualified as a "change in control" as defined in the regulations under Internal Revenue Code Section 409A, the annualized base salary would have been payable 60 days after such termination, regardless of the date of such termination. Under the terms of our partnership agreement, each NEO's Class B units would have accelerated upon the date of such "change in control" (as defined in our partnership agreement).

Golden Parachute Tax Gross-Ups

        Under the terms of his severance agreement, each NEO would have been entitled to a "gross-up" of any golden parachute excise taxes imposed under Internal Revenue Code Section 4999 on any change-in-control-related severance payments other than the accelerated vesting of Class B units described above under "Termination by Us without Cause or by the NEO for Good Reason After a Change in Control". However, each NEO would not have been entitled to such a gross-up if the aggregate value of such severance payments and accelerated vesting had not exceeded 110% of the NEO's safe harbor amount (i.e., three times the NEO's average total annual compensation for 2003 through 2007). Because the aggregate value of such severance payments and accelerated vesting would not have exceeded 110% of his safe harbor amount, none of our NEOs would have received a gross-up.

Release

        On each termination of employment other than due to death, our obligation to provide the salary and pro rata bonus payments described above would have been subject to the NEO's execution of a release of claims in our favor.

Restrictive Covenants

        Under the terms of his severance agreement, had his employment terminated for any reason on December 31, 2008, each NEO would have remained bound by perpetual restrictions on disclosing our confidential information or disparaging us. Each NEO also would have been prohibited from competing with us or soliciting any of our employees, customers, subscribers or suppliers at any time during 2009, except that the restricted period would have ended on June 30, 2009 had the NEO's employment been terminated by us without cause or by the NEO for good reason within two years following a change in control.

Mr. Ivey

        Pursuant to the terms of his employment agreement, upon the termination of his employment with us as of October 15, 2008, Mr. Ivey became entitled to the following payments and benefits:

  •
  an amount equal to his $360,500 annual base salary, paid in 12 equal monthly installments;

  •
  an amount equal to his $360,500 target annual bonus, paid in 12 equal monthly installments;

  •
  continued coverage under our group health plans for him and his family during the COBRA continuation period (generally, 18 months) at the same cost as he would have been charged for such coverage had his employment not terminated, subject to cessation upon his becoming eligible for such coverage from a subsequent employer; and

  •
  a $285,396 lump sum payment in 2009 in respect of the pro rata portion of his annual bonus for 2008.

        These payments and benefits were subject to Mr. Ivey's execution of a release of claims in our favor and his continued compliance with the restrictive covenants contained in his employment agreement, including perpetual restrictions against his disclosing our confidential information and restrictions against competing with us or soliciting any of our employees, customers, subscribers or suppliers at any time prior to October 15, 2009.

        Under the terms of our partnership agreement, Mr. Ivey forfeited his 1,458 unvested Class B units as of October 15, 2008.

New Employment and Severance Agreements

        We have entered into a new employment agreement with each of Messrs. Bryant, Farnsworth, Painter and Gray and a new severance agreement with each of Messrs. Gillespie and Wilkirson, each of which will become effective as of the closing of this offering. The following is a summary of the material terms of these agreements.

        Positions.    The employment agreements set forth the executives' positions, as follows: Mr. Bryant (Chief Executive Officer and Chairman of the Board), Mr. Gray (Chief Financial Officer and Executive Vice President), Mr. Farnsworth (Chief Exploration Officer) and Mr. Painter (Executive Vice President). Other than in the case of Mr. Bryant, each agreement provides that we subsequently may assign the executive to a different position with us or any of our affiliates or modify his duties, responsibilities and reporting relationship. The severance agreements with Messrs. Gillespie and Wilkirson do not set forth their positions.

        IPO Equity Grants.    The employment and severance agreements provide for the grant to each executive, immediately prior to the closing of this offering, of Class C and/or Class D units. These units, which will convert in connection with this offering into restricted shares of our common stock granted under the Incentive Plan and individual award agreements, were granted in exchange for each executive's agreement to be bound by the share transfer restrictions described below. For additional information on these restricted stock awards, including the number of shares underlying each award, see "Incentive Plan and Awards—Awards".

        Transfer Restrictions.    Each employment and severance agreement contains restrictions on the executive's transferring the shares of our common stock that he will receive in connection with this offering in respect of his Class A and Class B units (or Class A and Class C units, in the case of Mr. Gray). These transfer restrictions will operate independently from the transfer restrictions contained in the restricted stock award agreements that will govern the terms of Mr. Wilkirson's Class B units and Mr. Gray's Class C units.

        The number of shares that are subject to the transfer restrictions in the employment and severance agreements will be determined by a formula based on the class of partnership interest from which the shares were converted in connection with this offering. The formula ensures that a substantial portion of these executives' shareholdings cannot be sold for five years following the closing of this offering (two years, in the case of Mr. Gillespie's shareholdings). The restricted period will end early in the event of:

  •
  termination of the executive's employment other than by us for "cause" (as defined below);

  •
  the sale by our sponsors of a number of shares of our common stock equal to the number of shares of our common stock that they will hold immediately after the closing of this offering; or

  •
  a "change in control" (same definition as in the Incentive Plan, as summarized below); however, if prior to the change in control we or our acquirer requests in writing that the executive continue to provide services to us (or our successor or the surviving entity) for a period of up to 12 months after the change in control, the restricted period will end on the earliest to occur of:

  •
  the last day of the continued service period;

  •
  the date on which the restricted period otherwise would have ended; or

  •
  termination of the executive's employment by us (or our successor or the surviving entity) without cause, by him for "good reason" (as defined below) or due to his death or "disability" (as defined below).

        Employment Agreements—Base Salary, Annual Bonus and Benefits.    The employment agreement with each of Messrs. Bryant, Gray, Farnsworth and Painter specifies the terms of his base salary, annual bonus opportunity and entitlement to benefits, expense reimbursement, paid vacation and sick leave; the severance agreements with Messrs. Gillespie and Wilkirson do not specify such terms. Each employment agreement provides for a base salary that may be increased (but not decreased) at the discretion of our board of directors; the initial base salaries are as follows: Mr. Bryant $1,000,000; Mr. Gray $500,000; Mr. Farnsworth $525,000 and Mr. Painter $630,000. Each employment agreement provides that the executive is eligible to receive an annual bonus, based on the attainment of performance criteria determined by our board of directors, in a target annual amount equal to 100% of his base salary.

        Death or Disability.    Pursuant to the terms of his employment or severance agreement, if an executive's employment with us terminates due to his death or disability, he will be entitled to receive on the regular annual bonus payment date a pro rata portion of the annual bonus, if any, that he would have received for the year in which the termination occurred, based on actual performance through the end of such year. The agreements define "disability" generally to mean:

  •
  at any time that we sponsor a long-term disability plan, "disability" as defined in such plan for the purpose of determining a participant's eligibility for benefits; and

  •
  at any time that we do not sponsor a long-term disability plan, the executive's inability to perform, with or without reasonable accommodation, the essential functions of his position for a total of three months during any six-month period as a result of incapacity due to mental or physical illness.

        Termination by Us without Cause or by the Executive for Good Reason.    If an executive's employment is terminated by us without cause or by the executive for good reason, the executive will be entitled to receive the following payments and benefits:

  •
  cash severance in an amount equal to:

  •
  in the case of Mr. Bryant, the sum of:

  •
  the remaining portion of his annualized base salary for the year in which his termination occurs; and

  •
  two times his annualized base salary for each remaining full calendar year of his five-year agreement; and

  •
  two times the pro rata portion of his annualized base salary for the period during the last year of his agreement starting with January 1 and ending on the agreement expiration date;

  •
  in the case of each of Messrs. Gray, Farnsworth and Painter, 100% of his annualized base salary; and

  •
  in the case of each of Messrs. Gillespie and Wilkirson, 50% of his annualized base salary;

  •
  a pro rata portion of the annual bonus, if any, that he would have received for the year in which such termination occurred, based on actual performance through the end of such year and paid on the regular annual bonus payment date (except in the case of Mr. Bryant, who will receive his full annual bonus, if any, if his termination occurs in any calendar year other than the last calendar year of his five-year agreement); and

  •
  continued coverage under our group health plans for him and his eligible dependents at no cost to him for 18 months.

        Payment of the cash severance and bonus, if any, will be subject to the executive's execution of a release in our favor and his compliance with the restrictive covenants described below. In addition, the amount of such payment will be reduced by the value (at the time of termination) of the restricted shares of our common stock that the executive receives under the Incentive Plan in connection with this offering and held by the executive regardless of whether the shares are then vested. If the value of such shares exceeds the amount of such severance and bonus, the executive will not receive any payment in respect of severance or bonus.

        Each agreement provides that the cash severance will be paid in equal installments commencing on the 60th day following termination of the executive's employment and continuing on the first day of each subsequent month through March 1 of the year following termination—unless such termination occurs on or within two years following a change in control, in which case the cash severance will be paid in a lump sum on the 60th day following such termination. However, the payment of cash severance and any other amount or benefit that otherwise would be payable to an executive under his agreement within six months following termination of his employment will be delayed until the date that is six months following such termination if such delay is required to avoid having such payment being subject to additional taxes and interest under

Internal Revenue Code Section 409A. Any such delayed payment will accrue interest on a non-compounded basis at the prime rate as of the date of such termination.

        The definitions of "cause" and "good reason" in the employment and severance agreements are substantially the same as the definitions in the executives' current employment agreements described above, except that for all executives other than Mr. Bryant, a material diminution of the executives' authorities, duties or responsibilities does not constitute good reason under the new agreements. Mr. Bryant's definition of "good reason" is substantially the same as described above, except that a diminution of his roles as set forth in his employment agreement or a material breach by us of his employment agreement will also constitute good reason under his employment agreement.

        Golden Parachute Tax Gross-Ups.    Each employment and severance agreement provides that the executive will be entitled to a "gross-up" of any golden parachute excise taxes imposed under Internal Revenue Code Section 4999 on any change-in-control-related payments or benefits received by the executive, other than the issuance to the executive of any of our equity interests, the accelerated vesting of any such interests or any other benefit that the executive may receive in connection with such interests. Each executive is not entitled to such a gross-up if the aggregate value of such change-in-control-related payments does not exceed 110% of his safe harbor amount (i.e., three times his average total annual compensation for the five calendar years prior to the change in control).

        Restrictive Covenants.    Each of the executives is prohibited from competing with us or soliciting our employees during a specified period following termination of his employment with us: one year, in the case of Messrs. Bryant, Gray, Farnsworth and Painter, and six months, in the case of Messrs. Gillespie and Wilkirson. Each executive also is subject to perpetual restrictions on disclosing our confidential information or disparaging us.

        Term of Agreements.    The employment and severance agreements with Messrs. Bryant, Gray, Farnsworth, Painter and Wilkirson have five year terms, and the severance agreement with Mr. Gillespie has a two year term. These lengths correspond to the respective lengths of the share transfer restrictions applicable to the executives, as described above.

Incentive Plan and Awards

        We have adopted the Cobalt International Energy, Inc. Long Term Incentive Plan, or Incentive Plan. The Incentive Plan permits us to grant an array of equity-based and cash incentive awards to our NEOs and other employees and service providers (other than our non-employee directors). In addition, upon the closing of this offering, we will issue restricted stock awards under the Incentive Plan in respect of unvested partnership interests in our company held by Messrs. Bryant, Gillespie, Farnsworth, Painter, Wilkirson and Gray and other executives and employees. The following is a summary of the Incentive Plan and these restricted stock awards.

Incentive Plan

        Plan Term.    The Incentive Plan expires after ten years, unless prior to that date the maximum number of our common shares available for issuance under the plan has been issued or our board of directors terminates the plan.

        Authorized Shares.    Subject to adjustment as described below, 10,741,862 shares of our common stock are available for awards to be granted under the Incentive Plan. No participant is able to receive under the plan in any calendar year stock options and stock appreciation rights that relate to more than 5,370,931 shares, restricted stock and restricted stock unit awards that relate to more than 5,370,931 shares, or performance awards and other stock-based awards that relate to more than 5,370,931 shares. If an award (other than a replacement award or a restricted stock award granted upon the closing of this offering) expires or is canceled or forfeited, then the shares covered by such award again will be available for issuance under the Incentive Plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes also again will be available for issuance under the plan. Shares underlying replacement awards and restricted stock awards that we will grant upon the closing of this offering will not reduce the number of shares available for issuance under the plan.

        Administration.    Our compensation committee administers the Incentive Plan and has authority to select individuals to whom awards are granted and determine the types of awards and number of shares covered and the terms and conditions of awards, including the applicable vesting schedule, performance conditions and whether the award will be settled in cash or shares.

        Types of Awards.    The Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards.

  •
  Stock Options.  A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option (other than a replacement award) will be determined by our compensation committee but may not be less than the closing price of a share of our common stock on the grant date. Our compensation committee will determine the date after which each stock option may be exercised and the expiration date of each option. However, no stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code.

  •
  Stock Appreciation Rights.  A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our common stock from the grant date. Any stock appreciation right will be granted subject to the same terms and conditions as apply to stock options, as described above.

  •
  Restricted Stock.  Restricted stock is an award of shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

  •
  Restricted Stock Units.  Restricted stock units represent a contractual right to receive the value of a share of our common stock at a future date, subject to specified vesting and other restrictions.

  •
  Performance Awards.  Performance awards, which may be denominated in cash or shares, will be earned upon the satisfaction of performance conditions specified by our compensation committee. The committee has authority to specify that any other award granted under the Incentive Plan will constitute a performance award by conditioning the exercisability or settlement of the award upon the satisfaction of performance conditions. The performance conditions with respect to awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code will be limited to captured prospects, prospecting licenses signed, operated prospects matured to drill ready, drilling programs commenced, drillable prospects, capabilities and critical path items established, operating budget, third-party capital sourcing, captured net risked resource potential, acquisition cost efficiency, central lease sale position, acquisitions of oil and gas interests, increases in proved, probable or possible reserves, finding and development costs, overhead costs, general and administration expense, market price of a share of our common stock, cash flow, reserve value, net asset value, earnings, net income, operating income, cash from operations, revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration expense), net capital employed, return on assets, stockholder return, reserve replacement, return on equity, return on capital employed, production, assets, unit volume, sales, market share, or strategic business criteria consisting of one or more objectives based on meeting specified goals relating to acquisitions or divestitures, each as determined in accordance with generally accepted accounting principles, where applicable, as consistently applied by us. These performance criteria may be measured on an absolute

    (e.g., plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices.

  •
  Other Stock-Based Awards.  Our compensation committee is authorized to grant other stock-based awards, which may be denominated in shares of our common stock or factors that may influence the value of our shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or business units or any other factors that the committee specifies.

        Eligibility.    Our employees, consultants, advisors and other service providers (other than our non-employee directors) are eligible to receive awards under the Incentive Plan.

        Adjustments.    If our compensation committee determines that an adjustment is appropriate, it will adjust equitably the terms of any outstanding awards and the number of shares of our common stock issuable under the Incentive Plan to reflect any change in the shares of our common stock resulting from a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of our common shares or other securities, issuance of warrants or other rights to purchase our common shares or other securities, issuance of our common shares pursuant to the anti-dilution provisions of our securities, or any other similar corporate transaction or event affecting our common shares.

        Termination of Service and Change in Control.    Our compensation committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle or be forfeited. The committee may set forth in the applicable award agreement the treatment of an award upon a change in control. In addition, in the case of an award of a stock option or stock appreciation right, except as otherwise provided in the applicable award agreement, upon a change in control, a merger or consolidation involving us, or any other event with respect to which the committee deems it appropriate, the committee will have the discretion to cancel the award and either accelerate the award and provide the holder at least ten days to exercise the award or cash out the award for its intrinsic value, or replace the award with a substitute award that preserves its intrinsic value.

        The Incentive Plan generally defines a "change in control" to mean:

  •
  the acquisition of more than 50% of the combined voting power of our outstanding securities (other than by any of our private equity sponsors or their respective affiliates);

  •
  the replacement of the majority of our directors during any 12-month period (other than by directors approved by a majority of our remaining directors);

  •
  the consummation of our merger or consolidation with another entity (unless our voting securities outstanding immediately prior to such transaction continue to represent at least 50% of the combined voting power and total fair market value of our securities or those of the surviving entity outstanding immediately after such transaction); or

  •
  the transfer of our assets having an aggregate fair market value of more than 50% of our fair market value immediately prior to such transfer, but only if, in connection with such transfer or within a reasonable period thereafter, our shareholders receive distributions of cash and/or assets having a fair market value that is greater than 50% of our fair market value immediately prior to such transfer.

        Amendment and Termination.    Our board of directors may amend, alter, suspend, discontinue or terminate the Incentive Plan, subject to approval of our shareholders if required by the rules of the stock exchange on which our shares are principally traded. Our compensation committee may amend, alter, suspend, discontinue or terminate any outstanding award. However, no such board or committee action that would materially adversely affect the rights of a holder of an outstanding award may be taken without the holder's consent.

Restricted Stock Awards Granted in Connection with This Offering

        The Class B units held by Messrs. Bryant, Gillespie, Farnsworth, Painter and Ivey are vested and will convert in connection with this offering into unrestricted shares of our common stock; Mr. Gray does not hold any Class B units. Mr. Wilkirson's Class B units are unvested and will convert in connection with this offering into restricted shares of our common stock granted pursuant to an award agreement issued under the Incentive Plan. In addition, immediately prior to the closing of this offering, we granted unvested Class C and/or Class D units to each of Messrs. Bryant, Gillespie, Farnsworth, Painter, Wilkirson and Gray, which in connection with this offering will convert into restricted shares of our common stock granted pursuant to award agreements issued under the Incentive Plan. The following table sets forth the number of restricted shares of our common stock that each of these executives will receive upon conversion of his unvested units:

	Restricted Shares (#)
Executive	Class B Units	Class C Units	Class D Units
Joseph H. Bryant	0	462,580	525,533
Samuel H. Gillespie	0	237,072	0
Rodney L. Gray	0	578,225	52,553
James H. Painter	0	150,339	236,490
James W. Farnsworth	0	150,339	236,490
John P. Wilkirson	243,547	23,129	39,415

        Class B Restricted Stock Award.    The restricted shares of our common stock that Mr. Wilkirson will receive in connection with this offering in respect of his unvested Class B units will vest on the same dates as his Class B units were scheduled to vest: 60% on October 29, 2010 (i.e., the third anniversary of his hire date) and 40% on October 29, 2011 (i.e., the fourth anniversary of his hire date). The shares will fully vest if Mr. Wilkirson's employment terminates due to his death or disability or we undergo a change in control (as defined in the Incentive Plan) at any time prior to these vesting dates. If Mr. Wilkirson's employment with us terminates for any reason (other than due to his death or disability), he will forfeit any then unvested shares. However, on any termination of Mr. Wilkirson's employment other than by us for cause, our compensation committee will have the discretion to vest some or all of the shares, subject to such terms and conditions as the committee deems appropriate.

        Mr. Wilkirson will have voting rights with respect to the restricted shares. We will withhold any cash or other dividends or distributions paid with respect to the restricted shares and pay them to Mr. Wilkirson, without interest, if and when the shares vest. Upon vesting, the restrictions on transferring the shares that are contained in Mr. Wilkirson's award agreement will lapse; however, the restrictions on transferring the shares that are contained in Mr. Wilkirson's employment agreement will remain in effect in accordance with their terms until the fifth anniversary of this offering (see "—New Employment and Severance Agreements").

        Class C Restricted Stock Awards.    Each of Messrs. Bryant, Gillespie, Farnsworth, Painter, Wilkirson and Gray will receive restricted shares of our common stock in connection with this offering in respect of his Class C units. The shares that Messrs. Bryant, Farnsworth, Painter and Wilkirson receive will vest on the fifth anniversary of this offering; the shares that Mr. Gray receives will vest on January 1, 2013. The restricted shares will be subject to the other terms that apply to the restricted shares that Mr. Wilkirson will receive in respect of his Class B units. In addition, the shares will fully vest on the third anniversary of this offering if, as of such date, our compensation committee has not granted awards under the Incentive Plan with respect to 624,061 of our common shares with terms that are substantially similar to the terms of the restricted stock award agreements described below that Messrs. Bryant, Wilkirson, Farnsworth, Painter and Gray will receive in connection with this offering in respect of their unvested Class D units. If Mr. Gillespie's employment with us terminates at any time on or after the second anniversary of this offering, his restricted shares will fully vest; however, the shares will remain non-transferable and subject to forfeiture if at any time prior to the fifth anniversary of this offering he materially breaches any of the restrictions contained in the non-competition agreement that he will enter into with us in connection with the grant of his restricted stock award.

        Class D Restricted Stock Awards.    The restricted shares of our common stock that Messrs. Bryant, Farnsworth, Painter, Wilkirson and Gray will receive in connection with this offering in respect of their Class D units will vest on the fifth anniversary of this offering, but only if the average of the volume weighted average price of a share of our common stock during the 90-day period ending on the day before the fifth anniversary equals or exceeds the initial public offering price of a share. The restricted shares will vest if we undergo a change in control before the fifth anniversary and the value condition described in the preceding sentence is satisfied as of the change in control. However, if prior to the change in control we or our acquirer requests in writing that any of Messrs. Bryant, Farnsworth, Painter or Gray continue to provide services to us (or our successor or the surviving entity) for a period of up to 12 months after the change in control, the restricted shares will vest on the earliest of:

  •
  the last day of the continued service period;

  •
  the fifth anniversary of this offering; and

  •
  termination of his employment by us (or our successor or the surviving entity) without cause, by him for good reason or due to his death or disability.

        The restricted shares will be subject to the other terms that apply to the restricted shares that the executives will receive in respect of their Class C units.

        The definitions of "disability," "cause" and "good reason" in these restricted stock award agreements are the same as those in the executives' new employment and severance agreements (see "—New Employment and Severance Agreements").

Director Compensation

        The following table lists the individuals who served as our non-employee directors during 2008. None of our directors, including our employee directors, earned any compensation for their services during 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Henry Cornell	0	0	0	0	0	0	0
Pierre Lapeyre	0	0	0	0	0	0	0
David Leuschen	0	0	0	0	0	0	0
Ken Moore	0	0	0	0	0	0	0
Hardy Murchison	0	0	0	0	0	0	0
Ken Pontarelli	0	0	0	0	0	0	0
Jeff van Steenbergen	0	0	0	0	0	0	0

        Following this offering, our non-employee directors are expected to receive compensation that is commensurate with the compensation offered to directors of companies that are similar to ours, including equity-based awards granted under a director stock incentive plan that we will adopt following this offering. We have not nor do we expect to compensate our employee directors for their service on our board of directors. We expect to reimburse our directors for reasonable out-of-pocket expenses that they incur in connection with their service as directors, in accordance with our general expense reimbursement policies.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of the transactions we have engaged in since January 1, 2008 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

        The limited partnership agreement governing our predecessor, Cobalt International Energy, L.P., was initially entered into on November 10, 2005 and amended and restated on each of December 23, 2005, September 25, 2006, October 10, 2006, August 30, 2007, December 10, 2007, December 12, 2008 and February 6, 2009 (as amended and restated, the "LPA"), among our sponsors and certain members of our management. Pursuant to the LPA, such sponsors and members of our management purchased Class A limited partnership interests. For the nine months ended September 30, 2009, 42.6 million Class A limited partnership interests were issued by Cobalt International Energy, L.P. For the twelve months ended December 31, 2008, 566.5 million Class A limited partnership interests were issued by Cobalt International Energy, L.P. Additionally, the LPA contemplated the issuance of Class B and Class C limited partnership units as compensation for members of our management and our employees. The LPA also provided that our sponsors (or their affiliates) were entitled to an annual monitoring fee of $1.1 million for each of our fiscal years ended December 31, 2006, 2007 and 2008 and $2.6 million for our fiscal year ended December 31, 2009. This fee is allocated pro rata according to the amount each such sponsor committed in return for our Class A limited partnership interests and the number of days each sponsor was a Class A limited partner during the respective fiscal year. We recorded an aggregate of $1.9 million in monitoring fees for the nine months ended September 30, 2009 and $1.1 million of monitoring fees for the year ended December 31, 2008, respectively. Additionally, we reimbursed each of our sponsors for legal, travel and administrative expenses for the nine months ended September 30, 2009 and for the year ended December 31, 2008. For the nine months ended September 30, 2009, we reimbursed funds affiliated with Riverstone Holdings LLC and The Carlyle Group, and Goldman, Sachs & Co., totals of $192,722 and $3,980, respectively. For the year ended December 31, 2008, we reimbursed funds affiliated with Riverstone Holdings LLC and The Carlyle Group, First Reserve Corporation, Goldman, Sachs & Co., and KERN Partners Ltd. totals of $348,337, $320,833, $585,108, and $202,658 respectively. The LPA also granted Cobalt International Energy, L.P. the right to call an aggregate additional capital commitment of up to $452 million from our sponsors and certain members of our management. Pursuant to the terms of the corporate reorganization that will occur prior to or concurrently with the closing of the offering described in this prospectus, all of the interests in Cobalt International Energy, L.P. will be exchanged directly or indirectly for common stock of Cobalt International Energy, Inc., and the LPA will be amended to remove the various classes of limited partnership interests, any monitoring fees payable to our sponsors (or their affiliates) and the right of Cobalt International Energy, L.P. to make any additional capital calls. See "Corporate Reorganization."

        On May 5, 2008, our sponsors agreed to irrevocably guarantee the obligations of Cobalt International Energy, L.P. up to $186 million under the two-year drilling contract it entered for the use of the ENSCO 8503 drilling rig. In connection with the guarantee, on December 12, 2008 our sponsors and certain members of our management entered into an equity commitment letter with Cobalt International Energy, L.P. for the amount of the guarantee. In consideration for providing such equity commitment letter, Cobalt International Energy, L.P. agreed to accrue a preferred return for the benefit of these sponsors and certain members of management in an amount of 8% of the unpaid commitment under the equity commitment letter. For the period between May 5, 2008 and September 30, 2009, we accrued amounts to funds affiliated with Riverstone Holdings LLC and The Carlyle Group, First Reserve Corporation, Goldman, Sachs & Co. and KERN Partners Ltd., and Messrs. Joseph H. Bryant, Samuel H. Gillespie, James H. Painter, Van P. Whitfield and James W. Farnsworth amounts of $3,464,403, $3,464,403, $3,464,403, $1,484,744, $27,220, $27,220, $4,949, $4,949 and $2,475, respectively.

        Goldman, Sachs & Co. is one of the participating underwriters in connection with this offering. Affiliates of Goldman, Sachs & Co. are currently significant stockholders of the company and will own approximately 22.27% of our common stock upon the consummation of this offering.

        In connection with our corporate reorganization, we have entered into a reorganization agreement with the sponsors and certain other parties. Pursuant to such reorganization agreement, we have agreed to reimburse each of the sponsors for the reasonable amount of all out-of-pocket expenses for legal fees and expenses for counsel incurred in connection with this offering and the negotiation of various related agreements.

        We believe that all of the above transactions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

        Prior to the closing of this offering we will adopt a set of related party transaction policies designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest which may exist from time to time. Such policies will provide, among other things, that all related party transactions, including any loans between us, our principal stockholders and our affiliates, will be approved by our nominating and corporate governance committee of the board of directors, after considering all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternative transactions, the materiality and character of the related party's direct or indirect interest, and the actual or apparent conflict of interest of the related party, and after determining that the transaction is in, or not inconsistent with, our and our stockholders' best interests.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock, on a fully-diluted basis, as of September 30, 2009, and after giving effect to our corporate reorganization, for:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all our current named executive officers and directors as a group; and

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of September 30, 2009, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 273,165,202 shares of common stock outstanding on September 30, 2009, after giving effect to our corporate reorganization, plus 63,000,000 shares of common stock that we are selling in this offering. The underwriters have an option to purchase up to 9,450,000 additional shares of our common stock from us to cover over-allotments.

        Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Two Post Oak Central, 1980 Post Oak Boulevard, Suite 1200, Houston, TX 77056.

		Percentage of Shares Beneficially Owned(1)(2)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Before the Offering	After the Offering
Directors and Named Executive Officers
Joseph H. Bryant(3)	5,339,439	1.95%	1.58%
James Ivey	791,169	0.29%	0.24%
Samuel H. Gillespie(4)	4,325,392	1.58%	1.29%
Gregory A. Beard(5)	—	—	—
Peter R. Coneway(5)	—	—	—
J. Hardy Murchison(9)	—	—	—
Kenneth W. Moore(9)	—	—	—
Kenneth A. Pontarelli(10)	—	—	—
Henry Cornell(10)	—	—	—
D. Jeff van Steenbergen(11)	—	—	—
Rodney L. Gray(12)	689,630	0.25%	0.20%
James H. Painter(13)	2,675,407	0.98%	0.79%
James W. Farnsworth(14)	2,529,838	0.92%	0.75%
All directors and named executive officers as a group (13 individuals)	16,350,875	5.97%	4.86%

		Percentage of Shares Beneficially Owned(1)(2)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Before the Offering	After the Offering
Five Percent Stockholders
Investment funds associated with Carlyle/Riverstone Global Energy and Power Fund III, L.P.(15) 712 Fifth Avenue, 51st Floor New York, NY 10019	74,862,984	27.41%	22.27%
First Reserve Fund XI, L.P.(6)(8) One Lafayette Place Greenwich, Connecticut 06830	55,601,595	20.35%	16.54%
FR XI Onshore AIV, L.P.(7)(8) One Lafayette Place Greenwich, Connecticut 06830	18,581,904	6.80%	5.53%
The Goldman Sachs Group, Inc.(10) 85 Broad Street, 10th Floor New York, NY 10004	74,868,148	27.41%	22.27%
KERN Partners Ltd.(11) 200 Doll Block 116-8th Avenue SE Calgary, Alberta T2G 0K6	32,035,093	11.73%	9.53%

(1)
Assumes the completion of our corporate reorganization prior to or concurrently with the closing of this offering. See "Corporate Reorganization."

(2)
Assumes no exercise of the underwriters' option to purchase additional shares. The number of shares held by our principal stockholders will depend on the initial public offering price of a share of our common stock and the date upon which this offering is completed.

(3)
Includes approximately 598,525 shares of common stock held by the Bryant 2007 Descendants' Trust, which Mr. Bryant is the beneficial owner of, and approximately 988,113 shares of common stock included in Mr. Bryant's unvested restricted stock awards.

(4)
Includes approximately 1,616,018 shares of common stock held by The Samuel H. Gillespie, III 2009 GRAT and approximately 1,616,018 shares of common stock held by The Erica H. Gillespie 2009 GRAT, which Mr. Gillespie is the beneficial owner of, and approximately 237,072 shares of common stock included in Mr. Gillespie's unvested restricted stock awards.

(5)
Gregory A. Beard and Peter R. Coneway are managing directors of Riverstone. Each of Mr. Beard and Mr. Coneway, disclaims beneficial ownership of the common shares owned directly or indirectly by the Carlyle/Riverstone Funds, except to the extent of their pecuniary interest therein, if any. The address of Mr. Beard is 712 Fifth Avenue, 51st Floor, New York, NY 10019. The address of Mr. Coneway is 1000 Louisiana, Suite 1000 Houston, Texas 77002.

(6)
55,601,595 shares of Cobalt International Energy, Inc. common stock are owned by First Reserve Fund XI, L.P. ("FR Fund XI"). First Reserve GP XI, L.P. ("FR GP XI LP") is the general partner of FR Fund XI. First Reserve GP XI, Inc. ("FR GP XI Inc.") is the general partner of FR GP XI LP.

(7)
18,581,904 shares of Cobalt International Energy, Inc. common stock are owned by FR XI Onshore AIV, L.P. ("FR XI Onshore"). FR GP XI LP is the general partner of FR XI Onshore. FR GP XI Inc. is the general partner of FR GP XI LP.

(8)
FRC Founders Corporation (fka First Reserve Corporation) is the advisor to both FR Fund XI and FR XI Onshore. Decisions with respect to voting and investments are made by William E. Macaulay, John A. Hill, Timothy H. Day, Joseph R. Edwards, Cathleen M. Ellsworth, John William G. Honeybourne, Alex T. Krueger, Mark A. McComiskey, Kenneth W. Moore, J. Hardy Murchison, Alan G. Schwartz and Jennifer C. Zarrilli, who are members of the Investment

  Committee of FRC Founders Corporation, are all Managing Directors of FRC Founders Corporation and all disclaim beneficial ownership of any shares of the issuer's equity securities owned by such entities or their affiliates (including FR Fund XI and FR XI Onshore). With respect to investments held by these entities, decisions with respect to operations oversight are made by the subset of these officers that work most closely on a given investment, which includes Messrs. Moore and Murchison in the case of Cobalt. The address of FR GP XI LP, FR GP XI Inc., FR Fund XI and FR XI Onshore is c/o FRC Founders Corporation, One Lafayette Place, Greenwich, Connecticut 06830.

(9)
Messrs. Moore and Murchison are Managing Directors of FRC Founders Corporation. Messrs. Moore and Murchison both disclaim beneficial ownership of any shares of the issuer's equity securities owned by such entities or their affiliates (including FR Fund XI and FR XI Onshore).

(10)
Consists of 24,440,498 shares owned by GS Capital Partners V Fund, L.P., 12,624,940 shares owned by GS Capital Partners Fund V Offshore Fund, L.P., 8,380,981 shares owned by GS Capital Partners V Institutional, L.P., 968,983 shares owned by GS Capital Partners V GmbH & Co. KG, 13,281,477 shares owned by GS Capital Partners VI Fund, L.P., 11,047,065 shares owned by GS Capital Partners Fund VI Offshore Fund, L.P., 3,652,180 shares owned by GS Capital Partners VI Parallel, L.P. and 472,024 shares owned by GS Capital Partners VI GmbH & Co. KG (collectively, the "Goldman Sachs Capital Partners Funds"), in each case, either directly, or indirectly through wholly-owned subsidiaries. The Goldman Sachs Group, Inc. and certain affiliates, including Goldman, Sachs & Co., may be deemed to directly or indirectly own the 74,868,148 shares of common stock which are owned directly or indirectly by the Goldman Sachs Capital Partners Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Capital Partner Funds. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Capital Partner Funds share voting power and investment power with certain of their respective affiliates. Henry Cornell and Kenneth Pontarelli are managing directors of Goldman, Sachs & Co. Each of Mr. Cornell, Mr. Pontarelli, The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Capital Partners Funds disclaims beneficial ownership of the shares owned directly or indirectly by the Goldman Sachs Capital Partners Funds, except to the extent of their pecuniary interest therein, if any. The address of the Goldman Sachs Capital Partner Funds, The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Mr. Cornell and Mr. Pontarelli is 85 Broad Street, 10th Floor, New York, New York 10004.

(11)
Consists of 17,696,796 shares owned by KERN Cobalt Co-Invest Partners LP ("KERN I"), 8,691,005 shares owned by KERN Cobalt Co-Invest Partners II LP ("KERN II"), 1,247,031 shares owned by KERN Cobalt Co-Invest Partners III LP ("KERN III"), and 4,400,261 shares owned by KERN Cobalt Co-Invest Partners IV LP ("KERN IV" and with KERN I, KERN II and KERN III, the "KERN Funds"). The general partner of KERN I is KERN Cobalt Group LLC, which is managed by a three member managing board. The general partner of KERN II is KERN Cobalt Group II LLC ("KERN II GP"), the general partner of KERN III is KERN Cobalt Group III LLC ("KERN III GP"), and the general partner of KERN IV is KERN Cobalt Group IV LLC ("KERN IV GP" and with KERN II GP and KERN III GP, the "KERN GPs"). The sole members of each of the KERN GPs are ultimately controlled by KERN Partners Ltd. or an affiliate thereof. Upon the consummation of the offering and the planned restructuring of the KERN Funds, all of the shares currently owned by the KERN Funds will be owned by KERN Cobalt Co-Invest Partners AP LP ("KERN LP"). D. Jeff van Steenbergen is a general partner and director of KERN Partners Ltd. Each of the KERN Funds, the KERN GPs, KERN LP and Mr. van Steenbergen disclaims beneficial ownership of the shares owned directly or indirectly by the KERN Funds and KERN LP, except to the extent of their pecuniary interest therein, if any. The address of KERN Partners Ltd., the KERN Funds, the KERN GPs, KERN LP and Mr. van Steenbergen is 200 Doll Block, 116-8th Avenue SE, Calgary, AB T2G 0K6.

(12)
Includes approximately 630,778 shares of common stock included in Mr. Gray's unvested restricted stock awards.

(13)
Includes approximately 386,829 shares of common stock included in Mr. Painter's unvested restricted stock awards.

(14)
Includes approximately 386,829 shares of common stock included in Mr. Farnsworth's unvested restricted stock awards.

(15)
Consists of 13,069,929 shares owned by C/R Energy III Cobalt Partnership, L.P. ("C/R III Cobalt"), 31,847,861 shares owned by Carlyle/Riverstone Global Energy, Power Fund III, L.P. ("C/R Fund III"), Riverstone Energy Coinvestment III, L.P. ("REC III"), Carlyle Energy Coinvestment III, L.P. ("CEC III") 27,387,222 shares owned by C/R Cobalt Investment Partnership, L.P. ("C/R Cobalt") and 2,557,972 shares owned by C/R Energy Coinvestment II, L.P. ("C/R Coinvest," and, together with C/R III Cobalt, C/R Fund III, C/R Cobalt, the "Carlyle/Riverstone Funds"). C/R Energy GP III, LLC exercises investment discretion and control over the shares held by each of C/R III Cobalt and REC III, CEC III, C/R Fund III through their mutual general partner, Carlyle/Riverstone Energy Partners III, L.P., of which C/R Energy GP III, LLC is the sole general partner. C/R Energy GP II, LLC exercises investment discretion and control over the shares held by each of C/R Cobalt and C/R Coinvest through their mutual general partner, Carlyle/Riverstone Energy Partners II, L.P., of which C/R Energy GP II, LLC is the sole general partner. Each of C/R Energy GP III, LLC and C/R Energy GP II, LLC is managed by an eight person managing board. Daniel A. D'Aniello, William E. Conway, Jr., David M. Rubenstein, Edward J. Mathias, Pierre F. Lapeyre, Jr., David M. Leuschen, Gregory Beard and Michael B. Hoffman, as the members of the managing boards of each of C/R Energy GP III, LLC and C/R Energy GP II, LLC, may be deemed to share beneficial ownership of the shares beneficially owned by C/R Energy GP III, LLC and C/R Energy GP II, LLC. Such persons disclaim such beneficial ownership. The address of C/R III Cobalt, C/R Fund III, REC III, CEC III, C/R Cobalt, C/R Coinvest, C/R Energy GP III, LLC, Carlyle/Riverstone Energy Partners III, L.P., C/R Energy GP II, LLC and Carlyle/Riverstone Energy Partners II, L.P. is 712 Fifth Avenue, 51st Floor, New York, NY 10019.

 DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 2,000,000,000 shares of common stock, $0.01 par value per share, and 200,000,000 shares of preferred stock, $0.01 par value per share, and there will be 336,165,202 shares of common stock and no shares of preferred stock outstanding upon completion of this offering. As of September 30, 2009, after giving effect to our corporate reorganization, we had 273,165,202 shares of common stock outstanding held of record by 76 stockholders.

Common Stock

        Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

        The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Certain Provisions of Our Certificate of Incorporation and By-laws

        Provisions of our certificate of incorporation and by-laws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

        Among other things, our certificate of incorporation and by-laws:

  •
  permit our board of directors to issue up to 200,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  at any time after the sponsors no longer beneficially own more than 50% of the outstanding shares of our common stock or our company fails to qualify as a "controlled company" under the NYSE rules as in effect at the time of this offering, provide that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock (prior to such time, provide that such actions may be taken without a meeting by written consent);

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  at any time after the sponsors no longer beneficially own more than 50% of the outstanding shares of our common stock or our company fails to qualify as a "controlled company" under the NYSE rules as in effect at the time of this offering, provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any (prior to such time, provide that our board of directors shall consist of a single class of directors serving one year terms);

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  at any time after the sponsors no longer beneficially own more than 50% of the outstanding shares of our common stock or our company fails to qualify as a "controlled company" under the NYSE rules as in effect at the time of this offering, provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding stock (prior to such time, provide that directors may be removed with or without cause);

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  at any time after the sponsors no longer beneficially own more than 50% of the outstanding shares of our common stock or our company fails to qualify as a "controlled company" under the NYSE rules as in effect at the time of this offering, provide that special meetings of our stockholders may only be called by the board of directors or the chairman of the board (prior to such time provide that a special meeting may also be called by stockholders holding a majority of the outstanding shares entitled to vote);

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  provide that we renounce any interest in the business opportunities of the sponsors and of our directors who are affiliated with the sponsors, other than directors employed by us, and that neither our directors affiliated with the sponsors, other than directors employed by us, nor the sponsors have any obligation to offer us those opportunities;

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  eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Laws (the "DGCL") and indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL;

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  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

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  do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

  •
  provide that our by-laws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors.

  Opt-Out of Section 203 of the DGCL

        We have expressly elected not to be governed by the "business combination" provisions of Section 203 of the DGCL. At any time after the sponsors no longer beneficially own at least 25% of the outstanding shares of our common stock, such election shall be automatically withdrawn and we will thereafter be governed by the "Business Combination" provisions of Section 203 of the DGCL. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our Board of Directors from merging or combining with us for a period of three years, unless the merger or combination is approved by a two-thirds vote of the shares not owned by such person. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some shareholders.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock will be Continental Stock Transfer & Trust Company.

Listing

        Our common stock has been approved for listing on the NYSE under the symbol "CIE."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. We intend to apply to have our common stock listed on the NYSE under the symbol "CIE."

        Based on the number of shares of common stock outstanding as of September 30, 2009 after giving effect to our reorganization, upon completion of this offering, 336,165,202 shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option. Of the shares to be outstanding immediately after the closing of this offering, the 63,000,000 shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                        shares of common stock are "restricted securities" under Rule 144. Substantially all of these restricted securities will be subject to the provisions of the lock-up agreements referred to below.

        After the expiration of any lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

Rule 144

        In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares beginning one year after this offering without regard to whether current public information about us is available. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 3,361,652 shares immediately after this offering, and

  •
  the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

        Upon expiration of any lock-up period and the six-month holding period, approximately 271,137,862 shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the above restrictions. Upon the expiration of any lock-up period and the six-month holding period, approximately 4,400,311 shares of common stock will be eligible for sale by non-affiliates under

Rule 144. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the provisions of the lock-up agreements referred to below, approximately 4,267,373 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

        In connection with this offering, we, our officers and directors, and certain stockholders have each entered into a lock-up agreement with the underwriters of this offering that restricts the sale of shares of our common stock for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances. The representatives, on behalf of the underwriters, may, in their sole discretion, choose to release any or all of the shares of our common stock subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. For more information, see "Underwriting."

Registration Rights

        Prior to the consummation of this offering, we will enter into a registration rights agreement with certain of our stockholders pursuant to which we will grant certain of our stockholders and their affiliates certain registration rights with respect to our shares of common stock owned by them. Pursuant to the lock-up agreements described above, certain of our stockholders have agreed not to exercise those rights during the lock-up period without the prior written consent of the representatives of the underwriters of this offering.

 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "non-U.S. holder." A "non-U.S. holder" is a person or entity that, for U.S. federal income tax purposes, is a:

  •
  non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates,

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  foreign corporation or

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  foreign estate or trust.

        A "non-U.S. holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

        If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of such entity may depend upon the status of such owner and the activities of such entity and by certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

        As discussed under "Dividend Policy" above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

        The withholding tax does not apply to dividends paid to a non-U.S. holder that provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise (in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (subject to an applicable income tax treaty providing otherwise) and, if the non-U.S. holder is a foreign corporation, an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) may also apply), or

  •
  we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter, and either (i) our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter, more than 5% of our common stock.

        Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are and will remain for the foreseeable future a U.S. real property holding corporation. After the consummation of this offering, however, we expect to be listed on the NYSE. We believe that, for as long as we continue to be so listed, our common stock will be treated as regularly traded on an established securities market.

        If our common stock ceased to be regularly traded on an established securities market, a non-U.S. holder generally would be subject to U.S. federal income tax on any gain from the disposition of our common stock and transferees of our stock would generally be required to withhold 10% of the gross proceeds payable to the transferor. The gain would be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, and a non-U.S. holder would be required to file a U.S. tax return with respect to such gain. Regardless of whether our common stock is regularly traded on an established securities market, a non-U.S. holder that has owned, or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition of our common stock or the non-U.S. holder's holding period, more than 5% of our common stock, generally will be subject to U.S. federal income tax on any gain from the disposition of our common stock. The gain will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, and a non-U.S. holder will be required to file a U.S. tax return with respect to such gain.

Information Reporting Requirements and Backup Withholding

        Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such non-U.S. holder's U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Federal Estate Tax

        Individual non-U.S. holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated December 15, 2009, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	20,160,000
Goldman, Sachs & Co.	20,160,000
J.P. Morgan Securities Inc.	10,080,000
Morgan Stanley & Co. Incorporated	2,520,000
Tudor, Pickering, Holt & Co. Securities, Inc.	2,520,000
UBS Securities LLC	2,520,000
Deutsche Bank Securities Inc.	1,260,000
RBC Capital Markets Corporation	1,260,000
Howard Weil Incorporated	504,000
FBR Capital Markets & Co.	504,000
Thomas Weisel Partners LLC	504,000
Natixis Bleichroeder LLC	504,000
Capital One Southcoast, Inc.	504,000

Total	63,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 9,450,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.3483 per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$0.5805	$0.5805	$36,571,500	$42,057,225
Expenses payable by us	$0.0603	$0.0525	$3,800,000	$3,800,000

        The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares of common stock to the underwriters;

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  the issuance of shares of common stock pursuant to the terms of a registration rights agreement;

  •
  grants of employee stock options or restricted stock in accordance with the terms of the stock plan described in this prospectus as existing on the closing date of this offering;

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  the issuance of shares of common stock upon the exercise of an option or warrant or the conversion of a security granted under employee stock plans described in this prospectus as existing on or otherwise outstanding on the closing date of this offering; or

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  the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of the stock plan described in this prospectus as in effect on the closing date of this offering.

        Our officers, directors and certain stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. The restrictions described in this paragraph do not apply to:

  •
  transfers or distributions of shares of common stock or any security convertible into common stock (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the transferee or an immediate family member, (iii) by testate or intestate succession, (iv) to limited partners, members stockholders of the distributor, or to any corporation, partnership or other business entity that is a direct or indirect affiliate of the distributor or (v) to any corporation, partnership or other business entity with whom the distributor shares in common an investment manager or advisor, in each case who has investment discretionary authority with respect to the distributor's and such other entity's investments pursuant to an investment management, investment advisory or similar agreement, provided that each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntary during the restricted period;

  •
  transactions relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock provided that such plan does not provide for the transfer of common stock during the restricted period;

        The underwriters have reserved for sale at the initial public offering price up to                        shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We intend to apply to list the shares of common stock on the NYSE under the symbol "CIE."

        In connection with the listing of the common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

        As of September 30, 2009, after giving effect to our corporate reorganization, affiliates of Goldman, Sachs & Co. owned 74,868,148 shares of our common stock, representing 27.41% of the shares of our common stock then issued and outstanding. These shares do not include shares acquired by Goldman, Sachs & Co. in market-making transactions or shares held in client accounts for which Goldman, Sachs & Co. exercises voting or investment authority or both. Goldman, Sachs & Co. disclaims beneficial ownership of shares held in client accounts.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation among us and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included:

  •
  the information presented in this prospectus;

  •
  the history of and prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

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  the present state of our development and current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids, as well as purchases by the underwriters for their own accounts, may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

        As disclosed in the "Certain Relationships and Related Party Transactions" section, affiliates of Goldman, Sachs & Co. are parties to the LPA. The LPA provides that our sponsors (or their affiliates) are entitled to a maximum annual monitoring fee of $2.6 million for our fiscal year ended December 31, 2009. This fee is allocated pro rata according to the amount each sponsor committed in return for our Class A limited partnership interests and the number of days each sponsor was a Class A limited partner during the respective fiscal year. FINRA has deemed $748,631 of the monitoring fee, which is Goldman, Sachs & Co.'s (and/or its affiliates) pro rata portion, to be compensation to the underwriters in connection with this offering.

        As disclosed in the "Corporate Reorganization" section, immediately prior to the completion of our corporate reorganization, our Class A limited partners will fund a capital call of approximately $186 million pursuant to the LPA. In exchange for the capital call, each Class A limited partner will receive limited partnership interests in Cobalt International Energy, L.P. These limited partnership interests will be exchanged for shares of Cobalt International Energy, Inc.'s common stock. Certain Goldman, Sachs & Co. affiliates are Class A limited partners. 3,866,812 shares of our common stock to be economically acquired by Goldman, Sachs & Co. and/or its affiliates as the result of the capital call have been deemed by FINRA to be compensation in connection with this offering. Accordingly, pursuant to FINRA Rule 5110(g), these securities will be designated as locked-up. None of the securities economically acquired by Goldman, Sachs & Co. and/or its affiliates as a result of the capital call may be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition by any person for a period of 180 days following the effective date of the registration statement filed in connection with this offering, except as otherwise permitted by FINRA Rules.

        The shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

        Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus or any other offering material relating to the shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State other than any time,

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead manager; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each of the underwriters has severally represented, warranted and agreed as follows:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act

    2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (b)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

        The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        This prospectus as well as any other material relating to the shares of common stock does not constitute an issue prospectus pursuant Articles 652a or 1156 of the Swiss Code of Obligations. The shares of common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this prospectus, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. None of this offering and the shares of common stock has been or will be approved by any Swiss regulatory authority. The shares of common stock are being offered by way of a private placement to a limited and selected circle of investors in Switzerland without any public offering and only to investors who do not subscribe for the shares of common stock with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. This prospectus as well as any other material relating to the shares of common stock is personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland.

        The shares of common stock described in this prospectus may not be, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any person in the Dubai International Financial Centre other than in accordance with the Offered Securities Rules of the Dubai Financial Services Authority.

        This offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase our shares of common stock.

        This prospectus does not constitute a public offer of securities in the Kingdom of Saudi Arabia and is not intended to be a public offer. No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of our shares of common stock in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our shares of common stock may only be offered or sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH (corresponding to 4/10/2004) (the "Regulations") and, in accordance with Part 5 (Exempt Offers) Article 1716(a)(3) of the Regulations, shares of common stock will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our shares of common stock. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognised by us. Prospective purchasers of the shares of common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorised financial adviser.

        This prospectus does not constitute an invitation or public offer of securities in the State of Qatar and should not be construed as such. This prospectus is intended only for the original recipient and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

        No marketing or sale of the shares of common stock may take place in Kuwait unless the same has been duly authorised by the Kuwait Ministry of Commerce and Industry pursuant to the provisions of Law No. 31/1990 and the various ministerial regulations issued thereunder. Persons into whose possession this offering memorandum comes are required to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or obtain copies of this offering memorandum are required to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of shares of common stock.

        This prospectus is not intended to constitute an offer, sale or delivery of shares of common stock or other securities under the laws of the United Arab Emirates. The shares of common stock have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other United Arab Emirates exchange. The offering of the shares of common stock and interests therein have not been approved or licensed by the UAE Central Bank or any other licensing authorities in the United Arab Emirates. The shares of common stock may not be, have not been and are not being offered, sold or publicly promoted or advertised in the United Arab Emirates, other than in compliance with laws applicable in the United Arab Emirates governing the issue, offering and sale of securities. Furthermore, the information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise, and is not intended to be a public offer. The information contained in this prospectus is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of the United Arab Emirates. In relation to its use in the United Arab Emirates, this prospectus is strictly private and confidential, is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The shares of common stock may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

        Because Goldman, Sachs & Co., one of the participating underwriters, beneficially owns in excess of 10% of our issued and outstanding common stock, FINRA deems Goldman, Sachs & Co. to be our "affiliate" and to have a "conflict of interest" with us within the meaning Rule 2720, as administered by FINRA. Therefore, this offering will be conducted in accordance with Rule 2720, which requires that a QIU, as defined in Rule 2720, participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Credit Suisse Securities (USA) LLC has agreed to act as QIU for this offering. We have agreed to indemnify Credit Suisse Securities (USA) LLC against certain liabilities incurred in connection with acting as QIU for this offering, including liabilities under the Securities Act. In accordance with NASD Rule 2720, Goldman, Sachs & Co. will not sell our common stock to a discretionary account without receiving the written approval from the account holder.

 LEGAL MATTERS

        The validity of the securities offered in this prospectus is being passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Shearman & Sterling LLP, New York, New York is acting as counsel for the underwriters in this offering.

EXPERTS

        The consolidated financial statements of Cobalt International Energy, L.P. at December 31, 2007 and 2008, and for each of the three years in the period ended December 31, 2008 and for the period from November 10, 2005 (Inception) through December 31, 2008, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, can be inspected and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements and information that we file electronically with the SEC.

        After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

GLOSSARY OF SELECTED OIL AND GAS TERMS

"2-D seismic data"	Two-dimensional seismic data, being an interpretive data that allows a view of a vertical cross-section beneath a prospective area.
"3-D seismic data"
Three-dimensional seismic data, being geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D seismic data.
"Appraisal well"	A well drilled after an exploratory well to gain more information on the drilled reservoirs.
"Bboe"	Billion barrels of oil equivalent.
"Barrel" or "bbl"	A standard measure of volume for petroleum corresponding to approximately 42 gallons at 60 degrees fahrenheit.
"Below salt"	A term encompassing both subsalt, as used in connection with the U.S. Gulf of Mexico, and pre-salt, as used in connection with offshore West Africa.
"Blowouts"
Blowout is the uncontrolled release of a formation fluid, usually gas, from a well being drilled, typically for petroleum production. A blowout is caused when a combination of well control systems fail primarily drilling mud hydrostatics, and formation pore pressure is greater than the wellbore pressure at depth.
"Boe"	Barrels of oil-equivalent with volumes of natural gas converted to barrels of oil using a conversion factor of 6,000 cubic feet of natural gas to one barrel of oil.
"Bonus payment"	Usually one time payment made to a mineral owner as consideration for the execution of an oil and natural gas lease.
"Closure"	A trapping configuration.
"Completion"	The procedure used in finishing and equipping an oil or natural gas well for production.
"Delay rental"	Payment made to the lessor under a non-producing oil and natural gas lease at the beginning or end of each year to continue the lease in force for another year during its primary term.
"Development"	The phase in which an oil field is brought into production by drilling development wells and installing appropriate production systems.
"Development well"	A well drilled to a known formation in a discovered field, usually offsetting a producing well on the same or an adjacent oil and natural gas lease.

"Drilling and completion costs"	All costs, excluding operating costs, of drilling, completing, testing, equipping and bringing a well into production or plugging and abandoning it, including all labor and other construction and installation costs incident thereto, location and surface damages, cementing, drilling mud and chemicals, drillstem tests and core analysis, engineering and well site geological expenses, electric logs, costs of plugging back, deepening, rework operations, repairing or performing remedial work of any type, costs of plugging and abandoning any well participated in by us, and reimbursements and compensation to well operators.
"Dry hole"	A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed the related oil and natural gas operating expenses and taxes.
"E&P"	Exploration and production.
"Exploratory well"	A well drilled either (a) in search of a new and as yet undiscovered pool of oil or natural gas or (b) with the hope of significantly extending the limits of a pool already developed.
"Farm-in"
An agreement whereby an oil company acquires a portion of the leasehold or working interest in a block from the owner of such interest in certain acreage, usually in return for cash and for taking on a portion of the drilling of one or more specific wells or other performance by the assignee as a condition of the assignment. Under a farm-in, the owner of the leasehold or working interest may retain some interest such as an overriding royalty interest, an oil and natural gas payment, offset acreage or other type of interest.
"Farm-out"
An agreement whereby the owner of the leasehold or working interest agrees to assign a portion of his interest in certain acreage subject to the drilling of one or more specific wells or other performance by the assignee as a condition of the assignment. Under a farm-out, the owner of the leasehold or working interest may retain some interest such as an overriding royalty interest, an oil and natural gas payment, offset acreage or other type of interest.
"Field"	A geographical area under which an oil or natural gas reservoir lies in commercial quantities.
"FERC"	Federal Energy Regulatory Commission
"Finding and development costs"	Capital costs incurred in the acquisition, exploration, appraisal, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.
"FPSO"	Floating Production, Storage and Offloading system.

"Gas-oil ratio"	The ratio of the volume of gas that comes out of solution from the volume of oil at standard conditions (expressed in standard cubic feet per barrel of oil); a component of hydrocarbon yield.
"Gathering system"	Pipelines and other facilities that transport oil from wells and bring it by separate and individual lines to a central delivery point for delivery into a transmission line or mainline.
"Gross acre"	An acre in which a working interest is owned. The number of gross acres is the total number of acres in which an interest is owned (see "Net Acre" below).
"Horizon"	A zone of a particular formation; that part of a formation of sufficient porosity and permeability to form a petroleum reservoir.
"Hydrocarbon yield"	The oil and natural gas that can ultimately be recovered from a volume of rock (expressed in boe per acre-foot); the primary components of which are recoverable oil and gas-oil ratio.
"Leases"
Full or partial interests in oil or natural gas properties authorizing the owner of the lease to drill for, produce and sell oil and natural gas upon payment of rental, bonus, royalty or any other payments.
"Mean net pay thickness"	The mean vertical extent of the effective hydrocarbon-bearing rock (expressed in feet).
"Mean prospect area"	The mean aerial extent of a hydrocarbon-bearing rock (expressed in feet).
"Mud"
Mud is a term that is generally synonymous with drilling fluid and that encompasses most fluids used in hydrocarbon drilling operations, especially fluids that contain significant amounts of suspended solids, emulsified water or oil.
"Natural gas"
Natural gas is a combination of light hydrocarbons that, in average pressure and temperature conditions, is found in a gaseous state. In nature, it is found in underground accumulations, and may potentially be dissolved in oil or may also be found in its gaseous state.
"Narrow-azimuth 3-D seismic data"
Seismic data acquired with receivers located in long lines that are located in line with source position. This acquisition is repeated in closely positioned parallel lines to yield 3-D seismic data coverage.
"NORM"	Naturally occurring radioactive materials.
"Oil and natural gas lease"
A legal instrument executed by a mineral owner granting the right to another to explore, drill, and produce subsurface oil and natural gas. An oil and natural gas lease embodies the legal rights, privileges and duties pertaining to the lessor and lessee.
"OPEC"	Organization of the Petroleum Exporting Countries.

"Operator"	A party that has been designated as manager for exploration, drilling, and/or production on a lease. The operator is the party that is responsible for (a) initiating and supervising the drilling and completion of a well and/or (b) maintaining the producing well.
"Play"	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.
"Porosity"
Porosity is the percentage of pore volume or void space, or that volume within rock that can contain fluids. Porosity can be a relic of deposition (primary porosity, such as space between grains that were not compacted together completely) or can develop through alteration of the rock (secondary porosity, such as when feldspar grains or fossils are preferentially dissolved from sandstones).
"Pre-stack, depth-migrated seismic data processing"	A type of seismic data processing used to position recorded seismic reflections into their correct subsurface location and depth.
"Probable reserves"
Oil and gas whose existence is not proven by geological information but is probably present due to proximity to proved reserves and can be produced if located. Probable reserves are less accurate that proved reserves.
"Producing well"	A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.
"Prospect(s)"
Potential trap which may contain hydrocarbons and is supported by the necessary amount and quality of geologic and geophysical data to indicate a probability of oil and/or natural gas accumulation ready to be drilled. The five required elements (generation, migration, reservoir, seal and trap) must be present for a prospect to work and if any of them fail neither oil nor natural gas will be present, at least not in commercial volumes.
"Protraction area"	An offshore area in the U.S. Gulf of Mexico defined by a series of blocks.
"Proved reserves"
Estimated quantities of crude oil, natural gas, NGL's which geological and engineering data demonstrate with reasonable certainty to be economically recoverable in future years from known reservoirs under existing economic and operating conditions, as well as additional reserves expected to be obtained through confirmed improved recovery techniques, as defined in SEC Regulation S-X 4-10(a)(2).
"Recoverable oil"	The amount of oil that can ultimately be recovered from a volume of rock (expressed in barrels of oil per acre-foot); a component of hydrocarbon yield.

"Reservoir"	A subsurface body of rock having sufficient porosity and permeability to store and to allow for the mobility of fluids/hydrocarbons included in its pores.
"Royalty"	A fractional undivided interest in the production of oil and natural gas wells, or the proceeds therefrom to be received free and clear of all costs of development, operations or maintenance.
"Scf"	Standard cubic feet.
"Secondary recovery"
An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and waterflooding are examples of this technique.
"Shut in"	To close the valves on a well so that it stops producing.
"Spud"	The very beginning of drilling operations of a new well, occurring when the drilling bit penetrates the surface utilizing a drilling rig capable of drilling the well to the authorized total depth.
"Wave equation, pre-stack, depth-migrated seismic data processing"	A type of seismic data processing.
"Wide-azimuth seismic data"
Seismic data acquired with receivers located in long lines that have sources positioned in line with additional sources positioned at large lateral offsets. This acquisition is repeated in closely positioned parallel lines to yield 3-D seismic data coverage with increased azimuths of energy penetration.
"Working interest"
An interest in an oil and natural gas lease entitling the holder at its expense to conduct drilling and production operations on the leased property and to receive the net revenues attributable to such interest, after deducting the landowner's royalty, any overriding royalties, production costs, taxes and other costs.
"Workover"	Operations on a producing well to restore or increase production.

INDEX TO FINANCIAL STATEMENTS

Page
Cobalt International Energy, L.P.
Unaudited Condensed Consolidated Financial Statements (a Development Stage Enterprise)
Condensed Consolidated Balance Sheets as of December 31, 2008 and September 30, 2009	F-2
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2008 and 2009 and for the period November 10, 2005 (Inception) through September 30, 2009	F-3
Condensed Consolidated Statements of Changes in Partners' Capital for the nine months ended September 30, 2009	F-4
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2009 and for the period November 10, 2005 (Inception) through September 30, 2009	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6
Audited Consolidated Financial Statements (a Development Stage Enterprise)
Report of Independent Registered Public Accounting Firm	F-17
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-18
Consolidated Statements of Operations for the years ended December 31, 2006, 2007 and 2008 and for the period November 10, 2005 (Inception) through December 31, 2008	F-19
Consolidated Statements of Changes in Partners' Capital for the years ended December 31, 2006, 2007 and 2008	F-20
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008 and for the period November 10, 2005 (Inception) through December 31, 2008	F-21
Notes to Audited Consolidated Financial Statements	F-22

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Condensed Consolidated Balance Sheets

	December 31, 2008	September 30, 2009
		(Unaudited)
	($ in thousands)
Assets
Current assets:
Cash and cash equivalents	$5,103	$266,921
Restricted certificate of deposit	535	541
Joint interest and other receivables	536	39,647
Prepaid expenses	5,972	2,656
Inventory	11,673	7,257
Short-term deposit	—	3,180

Total current assets	23,819	320,202

Property, plant, and equipment:
Oil and gas properties, successful efforts method of accounting, net of accumulated depletion of $-0-	759,773	472,707
Other property and equipment, net of accumulated depreciation and amortization of $1,411 and $1,853, respectively	955	940

Total property, plant, and equipment, net	760,728	473,647

Other assets	57	57

Total assets	$784,604	$793,906

Liabilities and partners' capital
Current liabilities:
Trade and other accounts payable	$14,024	$29,978
Accrued liabilities and other	29,470	7,529
Insurance premium note	639	—

Total current liabilities	44,133	37,507

Partners' capital:
General partner	—	—
Class A limited partners	1,029,572	1,072,248
Class B limited partners	4,365	6,297
Deficit accumulated during the development stage	(293,466)	(322,146)

Total partners' capital	740,471	756,399

Total liabilities and partners' capital	$784,604	$793,906

See accompanying notes.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Condensed Consolidated Statements of Operations

	Nine Months Ended September 30,		For the Period November 10, 2005 (Inception) Through September 30, 2009
	2008	2009
	(Unaudited)
	($ in thousands)
Oil and gas revenue	$—	$—	$—
Operating costs and expenses:
Seismic and exploration	32,185	6,224	227,129
General and administrative	18,869	22,418	97,209
Depreciation and amortization	498	442	1,853

Total operating costs and expenses	51,552	29,084	326,191

Operating income (loss)	(51,552)	(29,084)	(326,191)
Other income:
Interest income	(1,619)	(404)	(4,045)

Total other income	(1,619)	(404)	(4,045)

Net income (loss)	$(49,933)	$(28,680)	$(322,146)

See accompanying notes.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Condensed Consolidated Statements of Changes in Partners' Capital

	General Partner	Class A Limited Partners	Class B Limited Partners	Deficit Accumulated During Development Stage	Total
	(Unaudited) ($ in thousands)
Balance, December 31, 2008	$—	$1,029,572	$4,365	$(293,466)	$740,471
Class A limited partners' contributions	—	42,676	—	—	42,676
Class B limited partners' equity compensation	—	—	1,932	—	1,932
Net loss	—	—	—	(28,680)	(28,680)

Balance, September 30, 2009	$—	$1,072,248	$6,297	$(322,146)	$756,399

See accompanying notes.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
			For the Period November 10, 2005 (Inception) Through September 30, 2009
	2008	2009
	(Unaudited) ($ in thousands)
Cash flows provided from operating activities
Net loss	$(49,933)	$(28,680)	$(322,146)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	498	442	1,853
Expiration of leasehold bonus	—	250	250
Equity compensation—Class B limited partners	1,221	1,932	6,298
Changes in operating assets and liabilities:
Joint interest and other receivables	1,036	(39,111)	(39,648)
Inventory	(5,359)	4,416	(7,257)
Prepaid expense and other assets	(604)	136	(5,891)
Trade and other accounts payable	1,029	15,954	29,937
Accrued liabilities and other	(2,025)	(18,334)	11,132

Net cash used in operating activities	(54,137)	(62,995)	(325,472)

Cash flows from investing activities
Capital expenditures for oil and gas properties	(567,471)	(14,250)	(704,356)
Capital expenditures for other property and equipment	(774)	(426)	(2,750)
Exploratory wells drilling in process	(26,068)	(35,806)	(107,467)
Proceeds from sale of oil and gas properties	1,995	333,264	335,259
Increase in restricted certificate of deposit	(13)	(6)	(541)
Long-term advances	32,827	—	—

Net cash provided by (used in) investing activities	(559,504)	282,776	(479,855)

Cash flows from financing activities
Capital contributions—Class A limited partners	537,725	42,676	1,072,248
Insurance premium note	1,109	(639)	—

Net cash provided by financing activities	538,834	42,037	1,072,248

Net increase (decrease) in cash and cash equivalents	(74,807)	261,818	266,921
Cash and cash equivalents, beginning of period	95,946	5,103	—

Cash and cash equivalents, end of period	$21,139	$266,921	$266,921

Supplemental disclosures of cash flows information
Noncash additions to property, plant, and equipment relating to current liabilities	$18,202	$3,606	$3,606

See accompanying notes.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Organization and Basis of Presentation

Organization

        Cobalt International Energy, L.P., is a Delaware limited partnership (the "Partnership") formed on November 10, 2005, by funds affiliated with Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group as well as members of the Partnership's management team, collectively constituting Class A limited partners. In 2006, funds affiliated with KERN Partners Ltd. and certain limited partners in such funds affiliated with KERN Partners Ltd. were admitted as Class A limited partners. In 2007, funds affiliated with First Reserve Corporation and Four Winds Consulting were admitted as Class A limited partners.

        The Partnership is an independent, oil-focused exploration and production company with a current focus in the deepwater U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. The terms "Partnership," "Cobalt," "we," "us," "our," "ours," and similar terms refer to Cobalt International Energy, L.P., unless the context indicates otherwise.

        As of September 30, 2009, the Partnership had no proved oil and gas reserves.

        On September 4, 2009 the Partnership filed a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") to raise up to $1.2 billion in an initial public offering ("IPO"). In connection with the IPO, the Partnership plans to complete a corporate reorganization that will occur prior to or concurrently with the closing of the IPO. All of the outstanding limited partnership interests of Cobalt International Energy, L.P. will be exchanged for the common stock of Cobalt International Energy, Inc. and as a result Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc. The shares of CIP GP Corp., the general partner of Cobalt International Energy, L.P., will be contributed by certain of the Class A limited partners holding such shares to Cobalt International Energy, Inc. for no consideration.

Basis of Presentation

        The accompanying condensed consolidated financial statements include the financial statements of Cobalt International Energy, L.P., and all of its wholly owned subsidiaries.

        The condensed consolidated financial statements included herein have been prepared by the Partnership and are unaudited, except for the consolidated balance sheet as of December 31, 2008, which has been derived from the audited consolidated financial statements as of that date. In the opinion of management, the unaudited condensed consolidated financial statements include all recurring adjustments necessary for a fair presentation of the financial position and the results of operations and cash flows for the nine months ended September 30, 2008 and 2009, and from the Partnership's inception on November 10, 2005, through September 30, 2009, in accordance with United States generally accepted accounting principles ("GAAP"). Because we are a development stage enterprise, we have presented our financial statements in accordance with FASB Accounting Standards Codification (ASC) No. 915 "Development Stage Entities" (SFAS No. 7).

        Basic and diluted net income (loss) per common shareholder is not presented since the ownership structure of the Partnership is not in a common unit of ownership.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

2. Partnership Capital

        Pursuant to the Fourth Amended and Restated Agreement of Limited Partnership of Cobalt International Energy, L.P., dated February 6, 2009 (the "LPA"), between all the partners, the Partnership consists of three classes of investors (Class A limited partners, Class B limited partners, and Class C limited partners) and a general partner ("GP"), CIP GP Corp. (which holds no ownership interest). The Class A limited partners have certain approval rights consistent with the business and structure of the Partnership and provide cash capital contributions to the Partnership through a "Class A Commitment Amount" as defined in the LPA.

        The GP is 33.33% owned by funds affiliated with First Reserve Corporation, 33.33% by funds affiliated with Goldman, Sachs & Co. and 33.33% by funds affiliated with Riverstone Holdings LLC and The Carlyle Group. The GP has a management role only and has no obligation to make capital contributions or right to receive distributions under the LPA. The GP has delegated all authority to the Board of Directors (the "BOD") of Cobalt and has no current decision-making or voting responsibility. Therefore, all authority resides with either the BOD or the Class A limited partners. The BOD and Class A limited partners are responsible for all decisions outside of those required to execute the approved annual work program and plan, which is the responsibility of the management.

        The Class B and C limited partners have no funding obligations and voting rights; however, they have the right to share in a percentage of partner distributions that are in excess of a defined threshold for the return of capital to the Class A limited partners. The amount distributed to Class B and C limited partners is variable according to the returns earned by the Partnership on the invested capital. Class B limited partners consist entirely of the management and employees of Cobalt. As of September 30, 2009, there were no Class C limited partners.

        The LPA also provides for the levels of cash funding commitments, admission of new Class A, B, and C limited partners, and distributions and payouts to the limited partners. Management of Cobalt may be Class A, B, and C limited partners.

        Under the terms of the LPA, when the sum of the Partnership's aggregate cash distributions, net fair market value of any property distributions, or any other payments made to Class A limited partners equals the amount of all capital contributions made, Class A limited partners are entitled to receive 8% interest compounded annually based upon their capital contributions from the time such capital contributions were made before any other distributions are made. As of September 30, 2009, the accumulated interest entitlement of the Class A limited partners was $188.8 million. The Partnership has not made any distributions to the Class A limited partners as of September 30, 2009.

        The Partnership's ability to operate as a going concern is contingent upon the capital commitments of the limited partners. The LPA provides for a firm commitment of $1,710.0 million of which cash capital contributions of $1,072.0 million have been contributed and $186.0 million has been contributed in the form of an equity commitment by certain Class A limited partners for the ENSCO 8503 drilling rig contract. (See Note 6)

3. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

3. Summary of Significant Accounting Policies (Continued)

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates we make include (a) accruals related to expenses, (b) assumptions used in estimating fair value of equity based awards and (c) assumptions used in impairment testing. Although we believe these estimates are reasonable, actual results could differ from these estimates.

4. New Accounting Pronouncements

        In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162," ("SFAS 168"). The FASB Accounting Standards Codification (the "Codification") became the source of authoritative GAAP on July 1, 2009. The Codification, which changes the referencing of financial standards, is in effect for interim or annual financial periods ending after September 15, 2009. The Codification is not intended to change or alter existing GAAP. We adopted the codification in our interim financial information for the third quarter of 2009, which had no impact on our financial position, results of operations or cash flows.

        Effective January 1, 2008, the Partnership adopted FASB ASC No. 820, "Fair Value Measurements" (SFAS No. 157), which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. As permitted by the FASB, the Partnership elected to defer the implementation of the provisions of this standard for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually) until January 1, 2009. The deferral applies to nonfinancial assets and liabilities measured at fair value in a business combination; impaired properties, plants and equipment; intangible assets and goodwill; and initial recognition of asset retirement obligations and restructuring costs for which the Partnership uses fair value. The impact of adopting FASB ASC No. 820 (SFAS 157) did not have a significant impact on the Partnership's consolidated financial statements.

        On December 29, 2008, the SEC adopted rule changes to modernize its oil and gas disclosure rules. The changes are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves.

        The updated disclosure requirements are designed to align with current practices and changes in technology that have taken place in the oil and gas industry since the adoption of the original reporting requirements more than 25 years ago.

        New disclosure requirements include:

  •
  Permitting the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes.

  •
  Enabling companies to additionally disclose their probable and possible reserves to investors. Currently, the rules limit disclosure to only proved reserves.

  •
  Allowing previously excluded resources, such as oil sands, to be classified as oil and gas reserves.

  •
  Requiring companies to report on the independence and qualifications of a preparer or auditor and requiring companies to file reports when a third party is relied upon to prepare reserve estimates or conduct a reserves audit.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

4. New Accounting Pronouncements (Continued)

  •
  Requiring companies to report oil and gas reserves using an average price based upon the prior 12-month period—rather than the year-end price—to maximize the comparability of reserve estimates among companies and mitigate the distortion of the estimates that arises when using single pricing date.

        We are currently evaluating the rule changes and will begin complying with the revised disclosure requirements in our financial statements for the year ending December 31, 2009. Voluntary early compliance is not permitted.

        Effective January 1, 2009, we adopted FASB ASC No. 805, "Business Combinations" (SFAS No. 141(R)) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree to be measured at their respective fair values at the acquisition date. It also requires the acquirer to record the fair value of contingent consideration (if any) at the acquisition date. Acquisition-related costs incurred prior to the acquisition are required to be expensed rather than included in the purchase-price determination. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect SFAS No. 141(R) will have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of acquisitions, if any, that we may consummate in the future.

        In April 2009, the FASB issued FASB ASC No. 825, "Financial Instruments", (FSP No. 107-1 and APB 28-1) ("FSP 107-1")). FSP 107-1 requires public companies to include disclosures about the fair value of their financial instruments in interim reporting periods, as well as the methods, significant assumptions and any changes in such methods and assumptions used to estimate the fair value of financial instruments. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009. The adoption of FSP 107-1 did not have a material impact on the Partnership's financial statements.

        In May 2009, the FASB issued FASB ASC No. 855, "Subsequent Events" (SFAS No. 165) to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued ("subsequent events"). SFAS No. 165 defines two types of subsequent events as "recognized" and "nonrecognized." Recognized subsequent events are events that provide additional evidence about conditions that existed at the balance sheet date (including estimates inherent in the process of preparing the financial statements) and therefore should be recorded in the financial statements. Nonrecognized subsequent events are events that do not provide evidence about conditions that existed at the balance sheet date but are considered to be material and therefore should be disclosed. The new standard requires disclosure of the date through which management has evaluated subsequent events and the basis for such date, which for public entities is generally the date the financial statements are issued. SFAS No. 165 is effective for interim or annual reporting periods ending after June 15, 2009, and shall be applied prospectively. SFAS No. 165 is not applicable to specific subsequent events that fall within the scope of other GAAP. The adoption of SFAS No. 165 did not have an impact on the Partnership's financial position, cash flows or results of operations.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

5. Short Term Deposit

        Short term deposit of $3.2 million as of September 30, 2009 represent the Partnership's portion of a security deposit made in conjunction with a sub-assignment of a drilling contract in relation to the Transocean DD-I drilling rig.

6. Related Parties

        According to the LPA, funds affiliated with First Reserve Corporation, Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group and KERN Partners Ltd. and certain limited partners in such funds affiliated with KERN Partners Ltd. (or their respective affiliates) are entitled to an annual monitoring fee, which will be due in the aggregate of $2.6 million as of November 10, 2009. The monitoring fee is allocated pro rata in accordance with each fund's Class A commitment amount and the number of days each applicable fund was a Class A limited partner. The Partnership recorded $0.8 million, $1.9 million and $5.4 million of monitoring fees for the nine months ended September 30, 2008 and 2009 and for the period November 10, 2005 (Inception) through September 30, 2009, respectively. These amounts are included in general and administrative expense in the accompanying consolidated statements of operations. Additionally, we reimbursed the Class A limited partners for legal, travel and administrative expenses during the nine months ended September 30, 2008 and 2009 and for the period November 10, 2005 (Inception) through September 30, 2009 of approximately $0.5 million, $0.2 million and $1.6 million, respectively.

        Funds affiliated with First Reserve Corporation, Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group and KERN Partners Ltd. severally guaranteed our $186 million net obligation under the two-year drilling contract we entered with ENSCO on May 3, 2008.

7. Business Relationships

  TOTAL Alliance

        On April 6, 2009, we entered into a 10-year alliance with TOTAL in which, through a series of transactions, we combined our respective deepwater U.S. Gulf of Mexico exploratory lease inventory (which excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by TOTAL in the U.S. Gulf of Mexico) through the exchange of a 40% interest in our leases for a 60% interest in TOTAL's leases, resulting in a current combined alliance portfolio of 216 leases. We will act as operator on behalf of the alliance through the exploration and appraisal phases of development. Upon completion of appraisal operations, operatorship shall be determined by TOTAL and Cobalt, with the greatest importance being placed on majority (or largest) working interest ownership and the respective experience of each party in developments which have required the design, construction and ownership of a permanently anchored host facility to collect and transport oil or natural gas from such development. As part of the alliance, TOTAL committed, among other things to (i) provide a 5th generation deepwater rig to drill a mandatory five-well program on existing Cobalt-operated blocks, (ii) pay up to $300 million to carry a substantial share of costs first allocable to Cobalt based on its 60% ownership interest in the combined alliance properties with respect to the five-well program and certain other exploration and development activities (above the amounts TOTAL has agreed to pay as owner of a 40% interest), (iii) pay an initial amount of approximately $280 million primarily as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements, (iv) pay 40% of the

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

7. Business Relationships (Continued)

general and administrative costs relating to our operations in the U.S. Gulf of Mexico during the 10-year alliance term, and (v) based on the success of the alliance's five-well program (primarily defined as discoveries of petroleum accumulations of at least 100 feet of net pay thickness for Miocene objectives and 250 feet of net pay thickness for Lower Tertiary objectives), pay up to $180 million to carry a substantial share of costs first allocable to Cobalt based on its 60% ownership interest in combined alliance properties with respect to additional wells and certain other exploration and development activities outside of the five-well program, in all cases subject to certain conditions and limitations. The Partnership accounted for the initial $280 million reimbursement from TOTAL as a reduction in the basis held in its U.S. Gulf of Mexico undeveloped leasehold properties. No gain or loss was recognized on the transaction. Any additional carry owed to us based on the success of the alliance's five-well program will increase the commitment by TOTAL to pay a disproportionate share of the costs of additional wells drilled and certain other exploration and development activities incurred outside of the five-well program. This will result in a reduction in Cobalt's net share of costs in any such wells or activities.

        Additionally, as part of the alliance, we formed a U.S. Gulf of Mexico-wide area of mutual interest with TOTAL (which excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by TOTAL in the U.S. Gulf of Mexico), whereby each party has the right to participate in any oil and natural gas lease interest acquired by the other party within this area. The cost to the Partnership and/or TOTAL to participate in an interest acquired by the other party within the area of mutual interest is the proportionate share of both the monetary value attributed to the acquired interest as well as the out-of-pocket costs and expenses of such acquisition.

        As part of the long-term alliance with TOTAL entered into on April 6, 2009, TOTAL assigned the Transocean DD-I rig to the Partnership for a 270-day term beginning July 7, 2009. The Partnership is obligated to fund 20% of this obligation amount, or approximately $28 million, over the term of the assignment, subject to certain limitations.

  Sonangol Partnership

        On May 15, 2008 the Partnership signed a participation agreement with Sonangol (which we subsequently announced on April 22, 2009) whereby they were assigned a 25% non-operated interest of our pre-TOTAL alliance interest in 11 of our deepwater U.S. Gulf of Mexico oil and natural gas exploration leases for $50.1 million and reimbursement of $10.0 million for our exploration and seismic costs related to those leases. The price Sonangol paid us for this interest was based on the price we paid for such leases in the 2007 and 2008 MMS Gulf of Mexico Lease Sales. This transaction resulted in no gain or loss to Cobalt. The Partnership received $60.1 million as consideration from Sonangol in April 2009.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

8. Property, Plant, and Equipment

        Property, plant, and equipment is stated at cost and consisted of the following:

	Estimated Useful Life (Years)	December 31, 2008	September 30, 2009
			(unaudited)
		($ in thousands)
Unproved oil and gas properties		$688,111	$368,846
Exploratory wells in process		71,662	103,861

		759,773	472,707
Less: accumulated depletion, depreciation and amortization		—	—

Oil and gas properties, net		$759,773	$472,707

Computer equipment and software	3	$918	$1,301
Office equipment and furniture	3	909	923
Leasehold improvements	3	539	569

		2,366	2,793
Less: accumulated depreciation and amortization		(1,411)	(1,853)

Other property and equipment, net		$955	$940

        The Partnership recorded $0.5 million, $0.4 million, and $1.9 million of depreciation and amortization expense for the nine months ended September 30, 2008 and 2009 and for the period November 10, 2005 (Inception) through September 30, 2009, respectively.

        The Partnership evaluates impairment of its oil and gas properties on a field-by-field basis whenever events or changes in circumstances indicate an asset's carrying amount may not be recoverable. All the Partnership's existing ownership interests in unproved oil and gas leases in the U.S. Gulf of Mexico and offshore Angola and Gabon are in high potential hydrocarbon regions. The recoverability of the carrying amount of these properties is dependent upon the pending determination of commercial viability of proved reserves discovered from our seismic, drilling and exploration programs. The Partnership started drilling two exploratory wells in 2008 and as of September 30, 2009 the cost of both exploratory wells remained capitalized pending additional technical work to assess their economic and operating viability. In July 2009, the Partnership started drilling the Ligurian exploration well and drilled the top hole section of the Criollo exploration well. In late October 2009, the Partnership made the decision to temporarily suspend the drilling of the Ligurian #1 exploration well. The Partnership is evaluating the significant amount of new information gathered from the Ligurian #1 well and developing a forward work plan for the prospect to be completed in early 2010. Additional wells are expected to be drilled in 2009 and thereafter. As such, for the nine months ended September 30, 2008 and 2009, and for period from November 10, 2005 (Inception), through September 30, 2009, the Partnership recorded no provision for impairments on its oil and gas properties.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

8. Property, Plant, and Equipment (Continued)

        The following table reflects the Partnership's net changes in and the cumulative costs of capitalized exploratory well costs (excluding any related leasehold costs):

As of September 30, 2009
(unaudited)
($ in thousands)
Gulf of Mexico:
Beginning of year	$71,662
Addition to capitalized exploratory well cost pending determination of proved reserves:
Shenandoah Exploratory Well	9,822
Heidelberg Exploratory Well	8,213
Ligurian Exploratory Well	12,820
Criollo Exploratory Well	1,344
Reclassifications to wells, facilities, and equipment based on determination of proved reserves	—
Amounts charged to expense	—

End of period	$103,861

	Year Drilled	As of December 31, 2008	As of September 30, 2009
			(unaudited)
		($ in thousands)
Cumulative costs
Shenandoah Exploratory Well	2008	59,410	$69,232
Heidelberg Exploratory Well	2008	12,252	20,465
Ligurian Exploratory Well	2009		12,820
Criollo Exploratory Well	2009		1,344

		$71,662	$103,861

        As of September 30, 2009, no exploratory wells have been drilled by the Partnership in offshore Angola or Gabon.

9. Equity-Based Compensation Plan

        At the formation of the Partnership, 100,000 Class B limited partnership units were granted to four members of Cobalt's management, an amount representing 100% of the Class B limited partnership interest. These Class B units have the right to share in a percentage of the partner distribution in excess of a defined threshold for the return of capital to the Class A limited partners. This participation is defined under the terms and conditions of the LPA and is part of the Partnership's capital structure. On December 10, 2007, 44,041 units of the Class B interests granted on November, 10, 2005 were cancelled and granted to employees and other management. The units granted to management vest pro rata over 48 months beginning at the formation date of the Partnership (November 10, 2005). The units granted to employees and other management have a vesting term of 60% on the three year anniversary of an employee's hire date with the final 40% vesting in the fourth year of the employee's hire date.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

9. Equity-Based Compensation Plan (Continued)

        Due to the similarity of this program to a restricted stock award, the Partnership has elected to account for this plan in accordance with FASB ASC No. 718, "Compensation—Stock Compensation" (SFAS 123(R)), which establishes accounting and reporting standards for stock based compensation plans. SFAS 123(R) requires the recognition of compensation expense, over the remaining requisite service period, in an amount equal to the fair value of unit-based payments granted to management and employees. The fair value of Class B units granted from November 10, 2005 (inception) through December 31, 2008 was determined using the income approach based on the expected probability of success in the discovery of proved reserves in the oil and gas properties owned or anticipated to be owned by the Partnership. The expected value was then discounted to present value using a discount rate based on similar companies in our stage of development and adjusted for specific partnership risks and investors' expectations. The fair value of Class B units for the grant date of June 29, 2009 was calculated based on our assumption of the Partnership's value at the anticipated IPO date.

        The following table summarizes information about the Class B units awarded for the nine months ended September 30, 2009:

	Nine Months Ended September 30, 2009
	Units	Weighted Average Fair Value At Grant Date
Class B Unit Awards:
Non-vested units at beginning of period	41,835	$65.84
Granted	2,287	$3,853.00
Vested	(16,672)	$45.12
Forfeited or cancelled	(2,412)	$64.00

Non-vested units at end of period	25,038	$425.71

        The Partnership recognizes compensation expense over the requisite service period using straight-line method in the consolidated statement of operations. For the nine months ended September 30, 2008 and 2009, and for the period November 10, 2005 (Inception) through September 30, 2009, the Partnership recorded unit-based compensation of $1.2 million, $1.9 million and $6.3 million, respectively. As of September 30, 2009, there was $9.0 million of total unrecognized compensation related to the non-vested units awarded under this plan and is expected to be recognized over a weighted-average period ranging from 0.4 to 1.7 years.

10. Fair Value of Financial Instrument

        The Partnership's financial instruments consist of cash and cash equivalents, joint interest and other receivables, trade and other payables. The carrying amounts of these items approximate fair value due to their short-term maturity.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

11. Contractual Obligations and Commitments

        As part of the long-term alliance with TOTAL entered into on April 6, 2009, TOTAL assigned the Transocean DD-I rig to the Partnership for a 270-day term beginning July 7, 2009. The Partnership is obligated to fund 20% of this obligation amount, in the aggregate of $28 million, over the term of the assignment, subject to certain limitations.

        On May 5, 2008, the Partnership entered into a two-year drilling contract with a subsidiary of ENSCO International Incorporated ("ENSCO"), which may be extended to a three- or four-year term at the Partnership's option, for the use of an ENSCO 8503 deepwater 5th generation semi-submersible drilling rig in our exploration and development efforts in the U.S. Gulf of Mexico. The partnership expects to take delivery of the ENSCO 8503 drilling rig, which is currently under construction, in the fourth quarter of 2010. The Partnership's aggregate financial commitment for the initial two-year term of this drilling contract is approximately $372 million. We anticipate a substantial portion of this cost will be shared with our U.S. Gulf of Mexico partners.

        The Partnership has been successful in leasing the exploration rights from the MMS for further exploration in the western and central U.S. Gulf of Mexico. The leases require annual payments in the form of delay rentals as follows ($ in thousands):

2009(1)	$2,401
2010	5,869
2011	5,815
2012	5,719
2013	5,006
Thereafter	15,309

(1)
Represents payments for the period October 1, 2009 through December 31, 2009.

        The Partnership recorded $3.0 million, $3.0 million, and $12.6 million of office and delay rental expense for the nine months ended September 30, 2008 and 2009, and for the period November 10, 2005 (inception) through September 30, 2009, respectively.

12. Contingencies

        We may become a party to various pending or threatened claims and complaints seeking damages or other remedies concerning our commercial operations and other matters in the ordinary course of our business. Although we can give no assurance about the outcome of any potential future legal and administrative proceedings and the effect such an outcome may have on us, management believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)

13. Subsequent Event

        During October 2009, the Partnership granted 25% of the Class C partnership units to a member of management. The units will vest as of January 1, 2013 with the associated compensation expense recognized over the requisite service period using the straight-line method.

        On October 22, 2009 the Board of Directors of the Partnership approved an additional class of partnership units termed Class D. The Class D program will only be granted to management and employees upon successful completion of the IPO.

        The Partnership evaluated subsequent events through the time of filing Amendment No. 2 to our Registration Statement on Form S-1 on October 29, 2009, the date of issuance of the financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners
Cobalt International Energy, L.P.

        We have audited the accompanying consolidated balance sheets of Cobalt International Energy, L.P. (a development stage enterprise) (the "Partnership") as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2008 and for the period November 10, 2005 (Inception) through December 31, 2008. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, and for the period November 10, 2005 (Inception) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Houston, Texas September 4, 2009

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Consolidated Balance Sheets

	December 31,
	2007	2008
	($ In thousands)
Assets
Current assets:
Cash and cash equivalents	$95,946	$5,103
Restricted certificate of deposit	519	535
Joint interest and other receivables	1,128	536
Prepaid expenses	1,778	5,972
Inventory	—	11,673

Total current assets	99,371	23,819

Property, plant, and equipment:
Oil and gas properties, successful efforts method of accounting, net of accumulated depletion of $-0-	121,246	759,773
Other property and equipment, net of accumulated depreciation and amortization of $728 and $1,411 respectively	851	955

Total property, plant, and equipment, net	122,097	760,728

Other assets	85	57
Long-term advances	33,105	—

Total assets	$254,658	$784,604

Liabilities and partners' capital
Current liabilities:
Trade and other accounts payable	$5,723	$14,024
Accrued liabilities and other	5,062	29,470
Insurance premium note	—	639

Total current liabilities	10,785	44,133

Partners' capital:
General partner	—	—
Class A limited partners	463,119	1,029,572
Class B limited partners	2,624	4,365
Deficit accumulated during the development stage	(221,870)	(293,466)

Total partners' capital	243,873	740,471

Total liabilities and partners' capital	$254,658	$784,604

See accompanying notes.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Consolidated Statements of Operations

	Year Ended December 31
				For the Period November 10, 2005 (Inception) Through December 31, 2008
	2006	2007	2008
	($ in thousands)
Oil and gas revenue	$—	$—	$—	$—
Operating costs and expenses:
Seismic and exploration	92,434	86,813	41,274	220,905
General and administrative	19,423	23,090	31,271	74,791
Depreciation and amortization	292	435	683	1,411

Total operating costs and expenses	112,149	110,338	73,228	297,107

Operating income (loss)	(112,149)	(110,338)	(73,228)	(297,107)
Other income:
Interest income	(622)	(1,384)	(1,632)	(3,641)

Total other income	(622)	(1,384)	(1,632)	(3,641)

Net income (loss)	$(111,527)	$(108,954)	$(71,596)	$(293,466)

See accompanying notes.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Consolidated Statements of Changes in Partners' Capital

	General Partner	Class A Limited Partners	Class B Limited Partners	Deficit Accumulated During Development Stage	Total
	($ in thousands)
Balance, November 10, 2005 (inception)	$—	$—	$—	$—	$—
Class A limited partners' contributions	—	3,000	—	—	3,000
Class B limited partners' equity compensation	—	—	142	—	142
Net loss	—	—	—	(1,389)	(1,389)

Balance, December 31, 2005	—	3,000	142	(1,389)	1,753
Class A limited partners' contributions	—	154,984	—	—	154,984
Class B limited partners' equity compensation	—	—	1,350	—	1,350
Net loss	—	—	—	(111,527)	(111,527)

Balance, December 31, 2006	—	157,984	1,492	(112,916)	46,560
Class A limited partners' contributions	—	305,135	—	—	305,135
Class B limited partners' equity compensation	—	—	1,132	—	1,132
Net loss	—	—	—	(108,954)	(108,954)

Balance, December 31, 2007	—	463,119	2,624	(221,870)	243,873
Class A limited partners' contributions	—	566,453		—	566,453
Class B limited partners' equity compensation	—	—	1,741	—	1,741
Net loss	—	—	—	(71,596)	(71,596)

Balance, December 31, 2008	$—	$1,029,572	$4,365	$(293,466)	$740,471

See accompanying notes.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Consolidated Statements of Cash Flows

	Year Ended December 31			For the Period November 10, 2005 (Inception) Through December 31, 2008
	2006	2007	2008
	($ in thousands)
Cash flows provided from operating activities
Net loss	$(111,527)	$(108,954)	$(71,596)	$(293,466)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	292	436	683	1,411
Equity compensation—Class B limited partners	1,350	1,132	1,741	4,365
Changes in operating assets and liabilities:
Joint interest and other receivables	(13)	(1,115)	591	(536)
Inventory	—	—	(11,673)	(11,673)
Prepaid expense and other assets	(959)	(901)	(4,165)	(6,027)
Trade and other accounts payable	8,237	(4,663)	5,190	10,901
Accrued liabilities and other	7,013	(1,985)	(2,935)	2,094

Net cash used in operating activities	(95,607)	(116,050)	(82,164)	(292,931)

Cash flows from investing activities
Capital expenditures for oil and gas properties	(50,147)	(69,834)	(568,860)	(690,106)
Capital expenditures for other property and equipment	(876)	(518)	(788)	(2,324)
Exploratory wells drilling in process	—	—	(41,207)	(41,207)
Increase in restricted certificate of deposit	(206)	(313)	(16)	(535)
Proceeds from sale of oil and gas properties	—	—	1,995	1,995
Long-term advances	—	(33,105)	33,105	—

Net cash used in investing activities	(51,229)	(103,770)	(575,771)	(732,177)

Cash flows from financing activities
Capital contributions—Class A limited partners	154,984	305,135	566,453	1,029,572
Insurance premium note	—	—	639	639

Net cash provided by financing activities	154,984	305,135	567,092	1,030,211

Net increase (decrease) in cash and cash equivalents	8,148	85,315	(90,843)	5,103
Cash and cash equivalents, beginning of period	2,483	10,631	95,946	—

Cash and cash equivalents, end of period	$10,631	$95,946	$5,103	$5,103

Supplemental disclosures of cash flows information
Noncash additions to property, plant, and equipment relating to current liabilities	$—	$1,264	$30,455	$30,455

See accompanying notes.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2007 and 2008

1. Organization and Basis of Presentation

Organization

        Cobalt International Energy, L.P., is a Delaware limited partnership (the "Partnership") formed on November 10, 2005, by funds affiliated with Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group as well as members of the Partnership's management team, collectively constituting Class A limited partners. In 2006, funds affiliated with KERN Partners Ltd. and certain limited partners in such funds affiliated with KERN Partners Ltd. were admitted as Class A limited partners. In 2007, funds affiliated with First Reserve Corporation and Four Winds Consulting were admitted as Class A limited partners.

        The Partnership is an independent oil-focused exploration and production company with a current focus in the deepwater U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. The terms "Partnership," "Cobalt," "we," "us," "our," "ours," and similar terms refer to Cobalt International Energy, L.P., unless the context indicates otherwise.

        As of December 31, 2008, the Partnership had no proved oil and gas reserves.

        On September 4, 2009 the Partnership filed a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") to raise up to $1.2 billion in an initial public offering ("IPO"). In connection with the IPO, the Partnership plans to complete a corporate reorganization that will occur prior to or concurrently with the closing of the IPO. All of the outstanding limited partnership interests of Cobalt International Energy, L.P. will be exchanged for the common stock of Cobalt International Energy, Inc. and as a result Cobalt International Energy, L.P. will become wholly-owned by Cobalt International Energy, Inc. The shares of CIP GP Corp., the general partner of Cobalt International Energy, L.P., will be contributed by certain of the Class A limited partners holding such shares to Cobalt International Energy, Inc. for no consideration.

Basis of Presentation

        The accompanying consolidated financial statements include the financial statements of Cobalt International Energy, L.P., and all of its wholly owned subsidiaries (through direct or indirect control) listed below.

  •
  Cobalt International Energy Overseas Limited

  •
  Cobalt International Energy Angola Limited

  •
  Cobalt International Energy Gabon Limited

  •
  Cobalt International Energy Angola Block 9 Limited

  •
  Cobalt International Energy Angola Block 20 Limited

  •
  Cobalt International Energy Angola Block 21 Limited

  •
  Cobalt International Energy Gabon Diaba Block Limited

  •
  Cobalt Gulf of Mexico, LLC

  •
  Cobalt Gulf of Mexico I, LLC

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

1. Organization and Basis of Presentation (Continued)

  •
  Cobalt Gulf of Mexico II, LLC

        The related notes present the consolidated financial position and the results of operations and cash flows and changes in partners' capital for the years ended December 31, 2006, 2007 and 2008, and for the period November 10, 2005 (Inception) through December 31, 2008, in accordance with United States generally accepted accounting principles ("GAAP"). Because we are a development stage enterprise, we have presented our financial statements in accordance with Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

        Basic and diluted net income (loss) per common shareholder is not presented since the ownership structure of the Partnership is not in a common unit of ownership.

        The accompanying consolidated financial statements reflect management's evaluation of subsequent events through the time of filing this registration statement on September 4, 2009, the date of issuance of the financial statements.

2. Partnership Capital

        Pursuant to the Third Amended and Restated Agreement of Limited Partnership dated December 11, 2008 (the "LPA") between all the partners, the Partnership consists of three classes of investors (Class A limited partners, Class B limited partners, and Class C limited partners) and a general partner ("GP"), CIP GP Corp. (with no ownership interest). The Class A limited partners have certain approval rights consistent with the business and structure of the Partnership and provide cash capital contributions to the Partnership through a "Class A Commitment Amount" as defined in the LPA.

        The GP is owned 33.33% by funds affiliated with First Reserve Corporation, 33.33% by funds affiliated with Goldman, Sachs & Co. and 33.33% by funds affiliated with Riverstone Holdings LLC and The Carlyle Group. The GP has a management role only and has no obligation to make capital contributions or right to receive distributions under the LPA. The GP has delegated all authority to the Board of Directors ("BOD") of Cobalt and has no current decision-making or voting responsibility. Therefore, all authority resides with either the BOD or the Class A limited partners. The BOD and Class A limited partners are responsible for all decisions outside of those required to execute the approved annual work program and plan, which is the responsibility of the executive management.

        The Class B and C limited partners have no funding obligations and voting rights; however, they have the right to share in a percentage of partner distributions that are in excess of a defined threshold for the return of capital to the Class A limited partners. The amount distributed to Class B and C limited partners is variable according to the returns earned by the Partnership on the invested capital. Class B and C limited partners consist entirely of the management and employees of Cobalt. As of December 31, 2008, there were no Class C limited partners.

        The LPA also provides the levels of cash funding commitments, admission of new Class A, B, and C partners, and distributions and payouts to the limited partners. Management of Cobalt can be Class A, B, and C limited partners.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

2. Partnership Capital (Continued)

        Under the terms of the LPA, when the sum of the Partnership's aggregate cash distributions, net fair market value of any property distributions, or any other payments made to Class A limited partners equals the amount of all capital contributions made, Class A limited partners are entitled to receive 8% interest compounded annually based upon their capital contributions from the time such capital contributions were made before any other distributions are made. As of December 31, 2008, the accumulated interest entitlement of the Class A limited partners was $108 million. The Partnership has not made any distributions to the Class A limited partners as of December 31, 2008.

        The Partnership's ability to operate as a going concern is contingent upon the capital commitments of the limited partners. The LPA provides for a firm commitment of $1,283.0 million of which cash capital contributions of $1,029.0 million have been contributed and $186.0 million has been contributed in the form of an equity commitment by certain Class A limited partners for the ENSCO 8503 drilling rig contract. (See Note 12).

3. Summary of Significant Accounting Policies

Revenue Recognition

        The Partnership will follow the "sales" (cash) method of accounting for oil and gas revenues. Under this method, the Partnership will recognize revenues on the volumes sold. The volumes sold may be more or less than the volumes to which the Partnership is entitled based on its ownership interest in the property. These differences result in a condition known in the industry as a production imbalance. As of December 31, 2008, no revenues have been recognized in these consolidated financial statements.

Cash and Cash Equivalents

        Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid instruments with original maturities of three months or less and typically exceed federally insured limits. We periodically assess the financial condition of the institutions where these funds are held and believe that the credit risk is minimal. Restricted certificate of deposit amounts as of the balance sheet date related to payment guarantees of corporate employee credit cards with American Express Financial Services.

Joint Interest and Other Receivables

        Joint interest and other receivables result primarily from billing shared costs under the respective operating agreement to our partners in the leases. These are usually settled within 30 days of invoice.

Property, Plant, and Equipment

        The Partnership uses the "successful efforts" method of accounting for its oil and gas properties. Under the successful efforts method of accounting, proved leasehold costs are capitalized and amortized over the proved developed and undeveloped reserves on a units-of-production basis. Successful drilling costs and developmental dry holes are capitalized and amortized over the proved developed reserves on a units-of-production basis. Unproved leasehold costs are capitalized and are not amortized, pending an evaluation of their exploration potential. Unproved leasehold costs are assessed

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

3. Summary of Significant Accounting Policies (Continued)

periodically to determine if an impairment of the cost of individual properties has occurred. Factors taken into account for impairment analysis include results of the technical studies conducted, lease terms and management's future exploration plans. The cost of impairment is charged to expense in the period in which it occurs. Costs incurred for exploratory dry holes, geological and geophysical work (including the cost of seismic data), and delay rentals are charged to expense as incurred.

        If an exploratory well provides evidence as to the existence of sufficient quantities of hydrocarbons to justify potential completion as a producing well, drilling costs associated with the well are initially capitalized, or suspended, pending a determination as to whether a commercially sufficient quantity of proved reserves can be attributed to the area as a result of drilling. This determination may take longer than one year in certain areas (generally, deepwater and international locations) depending upon among other things, 1) the amount of hydrocarbons discovered, 2) the outcome of planned geological and engineering studies, 3) the need for additional appraisal drilling activities to determine whether the discovery is sufficient to support an economic development plan and 4) the requirement for government sanctioning in certain international locations before proceeding with development activities. At the end of each quarter, the Partnership reviews the status of all suspended exploratory drilling costs in light of ongoing exploration activities. If the Partnership determines that future appraisal drilling or development activities are unlikely to occur, any associated suspended exploratory drilling costs are expensed in that period.

        Costs of other property and equipment are depreciated on a straight-line based on their respective useful lives.

Inventory

        Inventories consist of various tubular products that will be used in the Partnership's anticipated 2009 drilling program. The products are stated at the lower of cost or market. Cost is determined on first-in, first-out method and is comprised of purchase price and other directly attributable costs.

Income and Other Taxes

        No provision for U.S. federal income taxes related to our operations is included in the accompanying consolidated financial statements. As a partnership, we are not subject to federal or state income tax, and the tax effect of our activities accrues to the partners. The Partnership has obligations associated with providing certain tax-related information to the partners and registrations and filings with applicable governmental taxing authorities.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates we make include (a) accruals related to expenses, (b) assumptions used in estimating fair value of equity based awards and (c) assumptions

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

3. Summary of Significant Accounting Policies (Continued)

used in impairment testing. Although we believe these estimates are reasonable, actual results could differ from these estimates.

4. New Accounting Pronouncements

        Effective January 1, 2008, the Partnership adopted SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. The Partnership elected to implement this Statement with the one-year deferral permitted by FASB Staff Position (FSP) 157-2 for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). The deferral applies to nonfinancial assets and liabilities measured at fair value in a business combination; impaired properties, plants and equipment; intangible assets and goodwill; and initial recognition of asset retirement obligations and restructuring costs for which the Partnership uses fair value. The adoption of SFAS No. 157 did not have a material effect on the Partnership. The Partnership does not expect any significant impact to its consolidated financial statements when it implements FSP 157-2.

        On December 29, 2008, the SEC adopted rule changes to modernize its oil and gas disclosure rules. The changes are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves.

        The updated disclosure requirements are designed to align with current practices and changes in technology that have taken place in the oil and gas industry since the adoption of the original reporting requirements more than 25 years ago.

        New disclosure requirements include:

  •
  Permitting the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes.

  •
  Enabling companies to additionally disclose their probable and possible reserves to investors. Currently, the rules limit disclosure to only proved reserves.

  •
  Allowing previously excluded resources, such as oil sands, to be classified as oil and gas reserves.

  •
  Requiring companies to report on the independence and qualifications of a preparer or auditor and requiring companies to file reports when a third party is relied upon to prepare reserve estimates or conduct a reserves audit.

  •
  Requiring companies to report oil and gas reserves using an average price based upon the prior 12-month period—rather than the year-end price—to maximize the comparability of reserve estimates among companies and mitigate the distortion of the estimates that arises when using a single pricing date.

        We are currently evaluating the rule changes and will begin complying with the revised disclosure requirements in our financial statements for the year ending December 31, 2009. Voluntary early compliance is not permitted.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

4. New Accounting Pronouncements (Continued)

        Effective January 1, 2009, the Partnership will adopt Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007) ("SFAS No. 141(R)"), Business Combinations. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree to be measured at their respective fair values at the acquisition date. It also requires the acquirer to record the fair value of contingent consideration (if any) at the acquisition date. Acquisition-related costs incurred prior to the acquisition are required to be expensed rather than included in the purchase-price determination. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect SFAS No. 141(R) will have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of acquisitions, if any, that we may consummate in the future.

5. Operating Costs and Expenses

        Expenses consist primarily of the costs of acquiring and processing of geological and geophysical data, consultants, telecommunications, payroll and benefit costs, information system and legal costs, office rent, contract costs, and bookkeeping and audit fees.

6. Equity-based Compensation Plan

        At the formation of the Partnership, 100,000 Class B limited partnership units were granted to four members of Cobalt's management, an amount representing 100% of the Class B limited partnership interest. These Class B units have the right to share in a percentage of the partner distribution in excess of a defined threshold for the return of capital to the Class A limited partners. This participation is defined under the terms and conditions of the LPA and is part of the Partnership's capital structure. On December 10, 2007, 44,041 units of the Class B interests granted on November, 10, 2005 were cancelled and granted to employees and other management. The units granted to management vest pro rata over 48 months beginning at the formation date of the Partnership (November 10, 2005). The units granted to employees and other management have a vesting term of 60% on the three year anniversary of an employee's hire date with the final 40% vesting in the fourth year of the employee's hire date.

        Due to the similarity of this program to a restricted stock award, the Partnership has elected to account for this plan in accordance with SFAS 123(R), Share-Based Payments, which establishes accounting and reporting standards for stock based compensation plans. SFAS 123(R) requires the recognition of compensation expense, over the remaining requisite service period, in an amount equal to the fair value of unit-based payments granted to management and employees. The fair value of Class B units granted from November 10, 2005 (inception) through December 31, 2008 was determined using the income approach based on the expected probability of success in the discovery of proved reserves in the oil and gas properties owned or anticipated to be owned by the Partnership. The

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

6. Equity-based Compensation Plan (Continued)

expected value was then discounted to present value using a discount rate based on similar companies in our stage of development and adjusted for specific partnership risks and investors' expectations.

        The following table summarizes information about the Class B units awarded for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,
	2006		2007		2008
	Units	Weighted Average Fair Value at Grant Date	Units	Weighted Average Fair Value At Grant Date	Units	Weighted Average Fair Value At Grant Date
Class B Unit Awards:
Non-vested units at beginning of year	98,045	$34.00	84,057	$34.00	69,754	$52.81
Granted	—	—	43,726	$64.00	2,235	$260.00
Vested	(13,988)	$34.00	(13,988)	$34.00	(28,360)	$49.20
Forfeited or cancelled	—	$—	(44,041)	$34.00	(1,794)	$64.00

Non-vested units at end of year	84,057	$34.00	69,754	$52.81	41,835	$65.84

        During 2006, as part of a separation agreement, the Partnership agreed to accelerate the vesting of a former management member's Class B units. On January 1, 2007 the Partnership redeemed those units for $0.5 million in cash. The cancellation on December 10, 2007 resulted in the acceleration of $0.7 million of compensation expense in the year ended December 31, 2007.

        The Partnership recognizes compensation expense over the requisite service period using straight-line method. For the years ended December 31, 2006, 2007 and 2008 and for the period November 10, 2005 (Inception) through December 31, 2008, the Partnership recorded total unit-based compensation of $1.4 million, $1.1 million, $1.7 million and $4.4 million, respectively. As of December 31, 2008, there was $2.6 million of unrecognized compensation related to the non-vested units awarded under this plan and is expected to be recognized over a weighted-average period ranging from 0.9 to 1.7 years.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

7. Fair Value of Financial Instruments

        The Partnership's financial instruments consist of cash and cash equivalents, joint interest and other receivables, trade and other payables. The carrying amounts of these items approximate fair value due to their short-term maturity.

8. Property, Plant, and Equipment

        Property, plant, and equipment is stated at cost and consisted of the following:

		December 31
	Estimated Useful Life (Years)
		2007	2008
		($ in thousands)
Unproved oil and gas properties		$121,246	$688,111
Exploratory wells in process		—	71,662

		121,246	759,773
Less: accumulated depletion, depreciation and amortization		—	—

Oil and gas properties, net		$121,246	$759,773

Computer equipment and software	3	$722	$918
Office equipment and furniture	3	757	909
Leasehold improvements	3	100	539

		1,579	2,366
Less: accumulated depreciation and amortization		(728)	(1,411)

Other property and equipment, net		$851	$955

        The Partnership recorded $0.3 million, $0.4 million, $0.7 million, and $1.4 million of depreciation and amortization expense for the years ended December 31, 2006, 2007 and 2008 and for the period November 10, 2005 (Inception) through December 31, 2008, respectively.

        The Partnership evaluates impairment of its oil and gas properties on a field-by-field basis whenever events or changes in circumstances indicate an asset's carrying amount may not be recoverable. All the Partnership's existing ownership interests in unproved oil and gas leases in the U.S. Gulf of Mexico and in offshore Angola and Gabon are in high potential hydrocarbon regions. The recoverability of the carrying amount of these properties is dependent upon the pending determination of commercial viability of proved reserves discovered from our seismic, drilling and exploration programs. The Partnership started drilling two exploratory wells in 2008 and as of December 31, 2008 the cost of both exploratory wells remained suspended in process pending additional technical work to assess the reserves and determine the economic and operating viability of discovery (see Note 17). Additional wells are expected to be drilled in 2009 and thereafter. As such, for the years ended December 31, 2006, 2007 and 2008, and for the period November 10, 2005 (Inception), through

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

8. Property, Plant, and Equipment (Continued)

December 31, 2008, the Partnership recorded no provision for impairments on its oil and gas properties.

        The following table reflects the net changes in Cobalt's capitalized exploratory well costs (excluding any related leasehold costs):

	Year Ended December 31,
	2006	2007	2008
	($ in thousands)
Gulf of Mexico:
Beginning of year	$—	$—	$—
Additions to capitalized exploratory well cost pending determination of proved reserves:
Shenandoah Exploratory Well	—	—	59,410
Heidelberg Exploratory Well	—	—	12,252
Other
Reclassifications to wells, facilities, and equipment based on determination of proved reserves
Amounts charged to expense	—	—	—

End of year	$—	$—	$71,662

        As of December 31, 2008, no exploratory wells have been drilled by the Partnership in Angola or Gabon.

9. Prepaid Expenses

        Prepaid expenses include the unamortized portion of payments made for software licenses, related maintenance fees, and insurance of $0.8 million, $1.8 million and $3.0 million as of December 31, 2006, 2007 and 2008, respectively. The expenses are being amortized over their service life. As of December 31, 2008, prepaid expenses also include advances of $2.9 million made to certain vendors as an upfront payment for the delivery of long lead time inventory items. The advances will be offset against the 2009 delivery of the products.

10. Long-Term Advances

        Long-term advances of $33.1 million as of December 31, 2007, represented deposits towards leasehold interest bids with the MMS for Central Gulf of Mexico lease sale 206. The Partnership was awarded substantially all of the leases in 2008 for which we were the high bidder, and the deposits were capitalized to oil and gas properties. As of December 31, 2008, there were no outstanding long-term advances.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

11. Contractual Obligations and Commitments

        On May 5, 2008, the Partnership entered into a two-year drilling contract with a subsidiary of ENSCO International Incorporated ("ENSCO"), which may be extended to a three- or four-year term at the Partnership's option, for the use of an ENSCO 8503 deepwater 5th generation semi-submersible drilling rig in our exploration and development efforts in the U.S. Gulf of Mexico. The partnership expects to take delivery of the ENSCO 8503 drilling rig, which is currently under construction, in the fourth quarter of 2010. The Partnership's aggregate financial commitment for the initial two-year term of this drilling contract is approximately $372 million. We anticipate a substantial portion of this cost will be shared with our U.S. Gulf of Mexico partners.

        The Partnership has been successful in leasing the exploration rights from the MMS for further exploration in the western and central U.S. Gulf of Mexico. The leases require annual payments in the form of delay rentals as follows ($ in thousands):

2009	$5,284
2010	5,271
2011	5,181
2012	5,024
2013	4,722
Thereafter	15,942

        In April 2006, the Partnership entered into a 63 month office lease for our Houston headquarters. Our future minimum payments under the lease are as follows ($ in thousands):

2009	$410
2010	410
2011	274

        The Partnership recorded $1.5 million, $2.7 million, $5.4 million and $9.6 million of office and delay rental expense for the years ended December 31, 2006, 2007 and 2008, and the period from November 10, 2005 (Inception) through December 31, 2008, respectively.

12. Related Parties

        According to the LPA funds affiliated with First Reserve Corporation, Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group and KERN Partners Ltd. and certain limited partners in such funds affiliated with KERN Partners Ltd. (or their respective affiliates) are entitled to an annual monitoring fee of $1.1 million in the aggregate which is allocated pro rata according to the amount each fund committed in return for Class A limited partnership interests and the number of days each fund was a Class A limited partner. We recorded $1.1 million, $1.1 million, $1.1 million and $3.4 million of monitoring fees for the years ended December 31, 2006, 2007 and 2008 and for the period from November 10, 2005 (Inception) through December 31, 2008, respectively. Additionally, we reimbursed the Class A limited partners for legal, travel and administrative expenses during the years ended December 31, 2006, 2007 and 2008 and for the period November 10, 2005 (Inception) through December 31, 2008 of approximately $0.5 million, $0.3 million, $0.6 million and $1.4 million, respectively.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

12. Related Parties (Continued)

        Funds affiliated with First Reserve Corporation, Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group and KERN Partners Ltd. severally guaranteed our $186 million net obligation under the two-year drilling contract we entered with ENSCO on May 3, 2008.

13. Employee Benefit Plan

        In 2006, the Partnership established the Cobalt International Energy, L.P., defined contribution 401(k) plan (the "Plan"). All employees of the Partnership after three months of continuous employment are eligible to participate in the Plan. The plan is discretionary and provides a 6% employee contribution match as determined by the Partnership's Board of Directors. For the years ended December 31, 2006, 2007 and 2008 and for the period November 10, 2005 (inception) through December 31, 2008 and, the Partnership recorded $0.1 million, $0.3 million, $0.5 million, and $0.9 million, respectively, in benefits contributions to the Plan, which are included in the general and administrative expenses.

14. Angola Participation Agreement

        In September 2007, the Partnership executed a participation agreement with the National Oil Company of Angola, Sociedade Nacional de Combustiveis de Angola (Sonangol). In exchange for a nonrefundable payment of $24 million, the Partnership was given the right to participate with a 40% interest in certain agreed-upon exploration lease blocks located in the deepwater offshore Angola. The payment has been recorded and capitalized as a lease bonus for unproved oil and gas property.

15. Subsequent Events

LPA Amendment

        On February 6, 2009, the Partnership amended the LPA between all the partners to provide for additional funding of the Partnership in the amount of $427 million for a total commitment level of $1,710 million.

Exploratory Well Activity (Unaudited)

  Heidelberg

        The Partnership announced a significant oil discovery at its Heidelberg prospect on Green Canyon Block 859 in the deepwater U.S. Gulf of Mexico. The discovery well encountered more than 200 feet of net pay thickness in high-quality Miocene sands.

        Heidelberg is immediately adjacent to four 100% Cobalt working interest leases (Green Canyon Blocks 813, 814, 858, 902) acquired in the March 2008 MMS Central Gulf of Mexico Lease Sale. Heidelberg is located in approximately 5,000 feet of water and was drilled to a total depth of approximately 30,000 feet.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

15. Subsequent Events (Continued)

  Shenandoah

        The Partnership announced an oil discovery at its Shenandoah prospect on Walker Ridge Block 52 in the deepwater U.S. Gulf of Mexico. The discovery well encountered net pay thickness of approximately 300 feet in Lower Tertiary horizons.

        In the adjacent leases to the Shenandoah discovery (Block 52), Cobalt holds a 40% working interest (Walker Ridge Blocks 96, 140) and 20% working interest (Walker Ridge Block 51), respectively. Shenandoah is located in approximately 5,750 feet of water and was drilled to a total depth of approximately 30,000 feet.

        The Partnership holds a 20% working interest in Shenandoah.

        The costs for both exploratory wells will remain suspended in process pending additional technical work to assess the reserves and determine the economic and operating viability of the discoveries. As of December 31, 2008, these costs totaled $71.7 million and were reflected in exploratory well in progress in the consolidated balance sheet.

Business Relationships

  TOTAL Alliance

        On April 6, 2009, we entered into a 10-year alliance with TOTAL in which, through a series of transactions, we combined our respective deepwater U.S. Gulf of Mexico exploratory lease inventory (which excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by TOTAL in the U.S. Gulf of Mexico) through the exchange of a 40% interest in our leases for a 60% interest in TOTAL's leases, resulting in a current combined alliance portfolio of 216 leases. We will act as operator on behalf of the alliance through the exploration and appraisal phases of development. Upon completion of appraisal operations, operatorship shall be determined by TOTAL and Cobalt, with the greatest importance being placed on majority (or largest) working interest ownership and the respective experience of each party in developments which have required the design, construction and ownership of a permanently anchored host facility to collect and transport oil or natural gas from such development. As part of the alliance, TOTAL committed, among other things to (i) provide a 5th generation deepwater rig to drill a mandatory five-well program on existing Cobalt-operated blocks, (ii) pay up to $300 million to carry a substantial share of costs first allocable to Cobalt based on its 60% ownership interest in the combined alliance properties with respect to the five-well program and certain other exploration and development activities (above the amounts TOTAL has agreed to pay as owner of a 40% interest), (iii) pay an initial amount of approximately $280 million primarily as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements, (iv) pay 40% of the general and administrative costs relating to our operations in the U.S. Gulf of Mexico during the 10-year alliance term, and (v) based on the success of the alliance's five-well program (primarily defined as discoveries of petroleum accumulations of at least 100 feet of net pay thickness for Miocene objectives and 250 feet of net pay thickness for Lower Tertiary objectives), pay up to $180 million to carry a substantial share of costs first allocable to Cobalt based on its 60% ownership interest in combined alliance properties with respect to additional wells and certain other exploration and

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

15. Subsequent Events (Continued)

development activities outside of the five-well program, in all cases subject to certain conditions and limitations. The Partnership accounted for the initial $280 million reimbursement from TOTAL as a reduction in the basis held in its U.S. Gulf of Mexico undeveloped leasehold properties. No gain or loss was recognized on the transaction. Any additional carry owed to us based on the success of the alliance's five-well program will increase the commitment by TOTAL to pay a disproportionate share of the costs of additional wells drilled and certain other exploration and development activities incurred outside of the five-well program. This will result in a reduction in Cobalt's net share of costs in any such wells or activities.

        Additionally, as part of the alliance, we formed a U.S. Gulf of Mexico-wide area of mutual interest with TOTAL (which excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by TOTAL in the U.S. Gulf of Mexico), whereby each party has the right to participate in any oil and natural gas lease interest acquired by the other party within this area. The cost to the Company and/or TOTAL to participate in an interest acquired by the other party within the area of mutual interest is the proportionate share of both the monetary value attributed to the acquired interest as well as the out-of-pocket costs and expenses of such acquisition.

        As part of the long-term alliance with TOTAL entered into on April 6, 2009, TOTAL assigned the Transocean DD-I rig to the Partnership for a 270-day term beginning July 7, 2009. The Partnership is obligated to fund 20% of this obligation amount, or approximately $28 million, over the term of the assignment, subject to certain limitations.

  Sonangol Partnership

        On May 15, 2008 the Partnership signed a participation agreement with Sonangol (which we subsequently announced on April 22, 2009) whereby they were assigned a 25% non-operated interest of our pre-TOTAL alliance interest in 11 of our U.S. Gulf of Mexico oil and natural gas exploration leases for $50.1 million and reimbursement of $10.0 million for our exploration and seismic costs related to those leases. The price Sonangol paid us for this interest was based on the price we paid for such leases in the 2007 and 2008 MMS Gulf of Mexico Lease Sales. This transaction resulted in no gain or loss to Cobalt.

16. Contingencies

        We may become a party to various pending or threatened claims and complaints seeking damages or other remedies concerning our commercial operations and other matters in the ordinary course of our business. Although we can give no assurance about the outcome of any potential future legal and administrative proceedings and the effect such an outcome may have on us, management believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

17. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)

        The supplementary oil and gas data that follows is presented in accordance with SFAS No. 69, "Disclosures about Oil and Gas Producing Activities"and includes (1) capitalized costs and costs incurred related to oil and gas producing activities, (2) and results of operations related to oil and gas producing activities, (3) net proved oil and gas reserves, and (4) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves. Since the Partnership's primary activities are related to oil and gas exploration activities and the fact that the Partnership did not have any proved reserves as of December 31, 2008, there are no disclosures related to (2), (3) and (4) above.

Capitalized Costs Related to Oil and Gas Activities

	U.S. Gulf of Mexico	West Africa	Total
	($ in thousands)
As of December 31, 2007
Unproved properties	$97,246	$24,000	$121,246
Proved properties	—	—	—

	97,246	24,000	121,246
Accumulated depreciation, depletion and amortization	—	—	—

Net capitalized costs	$97,246	$24,000	$121,246

As of December 31, 2008
Unproved properties	$733,778	$25,995	$759,773
Proved properties	—	—	—

	733,778	25,995	759,773
Accumulated depreciation, depletion and amortization	—	—	—

Net capitalized costs	$733,778	$25,995	$759,773

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

17. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited) (Continued)

Costs Incurred in Oil and Gas Activities

        The following table reflects total costs incurred, both capitalized and expensed, for oil and gas property acquisition, exploration and development activities.

	U.S. Gulf of Mexico	West Africa	Total
	($ in thousands)
Year ended December 31, 2006
Property acquisition
Unproved	$50,147	$—	$50,147
Proved	—	—	—
Exploration	75,539	16,895	92,434
Development	—	—	—

Total costs incurred	$125,686	$16,895	$142,581

Year ended December 31, 2007
Property acquisition
Unproved	$47,099	$24,000	$71,099
Proved	—	—	—
Exploration	58,814	27,999	86,813
Development	—	—	—

Total costs incurred	$105,913	$51,999	$157,912

Year ended December 31, 2008
Property acquisition
Unproved	$636,532	$1,995	$638,527
Proved	—	—	—
Exploration	23,499	17,775	41,274
Development	—	—	—

Total costs incurred	$660,031	$19,770	$679,801

Cobalt International Energy, L.P.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

December 31, 2007 and 2008

17. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited) (Continued)

The following table reflects the total acreage of the Partnership's existing oil and gas properties:

	Thousands of Acres
	Developed		Undeveloped
	Gross	Net	Gross	Net
Acreage at December 31, 2006
US Gulf of Mexico	—	—	144	114
West Africa	—	—	—	—

Total	—	—	144	114

Acreage at December 31, 2007
US Gulf of Mexico	—	—	357	255
West Africa	—	—	—	—

Total	—	—	357	255

Acreage at December 31, 2008
US Gulf of Mexico	—	—	817	565
West Africa	—	—	—	—

Total	—	—	817	565